As filed with the Securities and Exchange Commission on July 16, 2004

Registration No. 333-111250

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FREESCALE SEMICONDUCTOR, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	3674	20-0443182
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6501 William Cannon Drive West

Austin, TX 78735

(512) 895-2000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John D. Torres, Esq.

Freescale Semiconductor, Inc.

7700 West Parmer Lane

Austin, TX 78729

(512) 996-6571

(Name, Address Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Michelle M. Warner, Esq. Motorola, Inc. 1303 East Algonquin Road Schaumburg, IL 60196 (847) 576-5000	Patricia A. Vlahakis, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	Andrew D. Soussloff, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this post-effective amendment to the Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 16, 2004.

121,621,622 Shares

Freescale Semiconductor, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Freescale Semiconductor, Inc. All of the 121,621,622 shares of Class A common stock are being sold by Freescale Semiconductor.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $13.00 and $14.00. Freescale Semiconductor intends to list the Class A common stock on the New York Stock Exchange under the symbol “FSL.”

Motorola, Inc. will own all of Freescale Semiconductor’s outstanding shares of Class B common stock. Holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to five votes per share on all matters to be voted on by stockholders. Upon completion of this offering, the Class B common stock owned by Motorola will represent 92.0% of the total voting power of Freescale Semiconductor’s common stock.

See “ Risk Factors” on page 12 to read about factors you should consider before buying shares of the Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Freescale Semiconductor	$	$

To the extent that the underwriters sell more than 121,621,622 shares of Class A common stock, the underwriters have the option to purchase up to an additional 18,243,243 shares of Class A common stock from Freescale at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on             , 2004.

Goldman, Sachs & Co.	Citigroup	JPMorgan

Banc of America Securities LLC	Deutsche Bank Securities	Merrill Lynch & Co.
ABN AMRO Rothschild LLC	HSBC	UBS Investment Bank
Calyon Securities (USA) Inc.	Credit Suisse First Boston	Dresdner Kleinwort Wasserstein
Harris Nesbitt	Mizuho International plc	Utendahl Capital

Prospectus dated                                     , 2004.

As part of Motorola, we helped move customers, technologies and markets forward…

Introducing freescale semiconductor.

Launched by Motorola

freescale™ semiconductor

PROSPECTUS SUMMARY

This summary highlights information contained in this prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our Class A common stock. You should carefully read this entire prospectus. In particular, you should read the section entitled “Risk Factors” and our combined financial statements and the notes relating to those statements included elsewhere in this prospectus.

Our Company

Overview. We are a leading global semiconductor company focused on providing embedded processing and connectivity products to large, high-growth markets. Our net sales for the first quarter of 2004 were $1.4 billion, and for the year ended 2003 were $4.9 billion. Our net earnings in the first quarter of 2004 were $106 million, and our net loss for the year ended 2003 was $366 million. We currently focus on providing products to the automotive, networking and wireless communications industries. According to industry data described below, in 2003 we held numerous leading market positions in the supply of semiconductor products to these industries. A common attribute of our success in each of these target industries is our ability to offer families of embedded processors. In their simplest forms, embedded processors provide the basic intelligence for electronic devices and can be programmed to address specific applications or functions. Examples of our embedded processors include microcontrollers, digital signal processors and communications processors. Gartner Dataquest estimates that, from 1997 to 2003, we sold over $20 billion of embedded processors, leading the market. Our data shows that we have shipped approximately 5 billion embedded processors over this period.

In addition to our embedded processors, we offer our customers a broad portfolio of complementary devices that provide connectivity between products, across networks and to real-world signals, such as sound, vibration and pressure. Our complementary products include sensors, radio frequency semiconductors, power management and other analog and mixed-signal integrated circuits. Through our embedded processors and complementary products we are able to offer customers complex combinations of semiconductors and software, which we refer to as “platform-level products.” We believe that the ability to offer platform-level products will be increasingly important to long-term success in many markets within the semiconductor industry.

Our History of Innovation. Since we began our operations in 1953 as the semiconductor products sector of Motorola, Inc., we have been an innovator and pioneer in the global semiconductor industry. We are responsible for a number of significant innovations that have had a meaningful impact on the industry. For example, we have developed key product categories, such as communications processors, microcontrollers, solid state acceleration sensors and cellular semiconductors and modules. We have also been a leader in the development of process technology, pioneering the use of 200 millimeter silicon wafers, copper interconnect, silicon-on-insulator and silicon germanium carbon to create higher-performance, lower-cost products for our customers. In addition, we have been a pioneer in advanced device packaging and invented the ball-grid array packaging technology which is utilized extensively throughout the industry. We continue our commitment to innovation by dedicating significant resources to research and development in the areas of product design, platform-level design and process technology.

Our Focus. We focus on providing products for embedded processing and connectivity. Over the past 10 years, as the functionality and performance of semiconductors has improved, there has been an increasing trend toward the use of semiconductors in a growing array of electronic systems. However, semiconductor design costs have increased significantly in recent years. We believe that our embedded processors are, and will become, increasingly attractive as they can be programmed in software to address specific applications or functions, making them cost-effective. We also believe that our success in the embedded processor market derives from a combination of our powerful integrated circuit architectures, our easy-to-use software development environments, our understanding of end-market applications and the availability of supporting software and resources from third parties.

Our Market Leadership. We currently focus on three large, global industries in which both embedded processors and platform-level products play an important role:  automotive, networking and wireless communications. Accordingly, we operate through three primary business groups that are arranged around the industries that we currently target: Transportation and Standard Products Group (TSPG), Networking and Computing Systems Group (NCSG) and Wireless and Mobile Solutions Group (WMSG). Within these groups, our representative market leadership positions in 2003 include:

•	TSPG: According to Gartner Dataquest, we were the global market share leader for semiconductors for automotive applications, and according to both Gartner Dataquest and The Information Network, we had the second largest global market share for microcontrollers and embedded microprocessors.

•	NCSG: According to International Data Corporation (IDC), we were the global market share leader for communications processors. In addition, according to ABI Research, we were the global market share leader in radio frequency power products for the cellular base station market.

•	WMSG: According to Gartner Dataquest, we had the fourth position overall for wireless communications application-specific standard products. In addition, according to IDC, we had the fourth largest global market share for digital baseband semiconductors for cellular handsets.

Applying Our Capabilities Across Target Industries. Our focus on the automotive, networking and wireless communications industries allows us to apply our development efforts and technological advances from one target industry to our other target industries. For example, advances in 32-bit processing that are driven by our efforts in networking can also be applied to our microcontroller development efforts for the automotive industry. Similarly, advances in semiconductor design and process technologies that are driven by both our wireless and networking products can be applied to our advanced automotive products. In addition, supply chain advances that are essential in serving the automotive industry can be applied to supplying products to our networking and wireless communications customers. Our focus on this combination of industries also allows us to better utilize our investments in manufacturing resources, as facilities that manufacture leading-edge wireless products can subsequently be deployed for networking and, ultimately, automotive and other standard products.

Our Manufacturing Base. Our three business groups are supported by our global manufacturing base. This manufacturing base consists of nine facilities that we own, a facility that we share and relationships with third-party manufacturers. Through our asset-light strategy, we selectively focus our internal manufacturing capacity on leading-edge, differentiated or specialty process technologies, while supplementing our internal resources with capacity for standard process technologies available from third-party foundries. Foundries are companies whose primary business is the manufacture of semiconductors based on designs typically provided by semiconductor suppliers. We have manufacturing relationships with foundries such as Taiwan Semiconductor Manufacturing Company Limited. In addition, we share a research and fabrication plant for the manufacture of 300 millimeter wafers in Crolles, France with both STMicroelectronics N.V. and Koninklijke Philips Electronics N.V.

Our End Customers. Our global customer base is comprised of over 10,000 end customers, including over 100 leading original equipment manufacturers that we serve through our direct sales force, as well as several thousand other end customers that we reach through a network of distributors. In 2003, our largest end customers for each group based on sales included:

•	TSPG: Robert Bosch GmbH, the BMW Group, Continental Teves AG & Co., DaimlerChrysler AG, Delphi Corporation, Hewlett-Packard Company, Motorola, Siemens AG and Visteon Corporation.

•	NCSG: Alcatel, Apple Computer, Inc., Cisco Systems, Inc., Ericsson AB, Fujitsu Limited, Motorola, Nokia Corporation, Nortel Networks Corporation and Powerwave Technologies, Inc.

•	WMSG: Motorola and QUALCOMM Incorporated.

Motorola has historically been our largest end customer, comprising approximately 26% of our first quarter 2004 sales and 23%, 26% and 23% of our 2003, 2002 and 2001 sales, respectively. These percentage sales figures include sales made directly to Motorola and sales made to contract manufacturers in connection with the production of products for Motorola.

Our Strengths. Our core strengths include the following:

•	established embedded processor expertise and leadership;

•	end market applications expertise in our target industries;

•	technology and intellectual property leadership;

•	differentiated approach to manufacturing, allowing for both process technology expertise and flexible manufacturing capacity; and

•	long-term customer and supporting third-party relationships.

Our Strategy. Through the combination of our embedded processors and complementary connectivity devices, our vision is to be the embedded processing leader for a connected world. We intend to enhance our position as a leading global semiconductor company by continuing to apply the following strategy:

•	focus on large, high-growth market opportunities where we can apply our distinctive intellectual property and technology capabilities;

•	evolve our asset-light strategy and continue to improve our manufacturing and operational efficiencies;

•	continue to develop high value-added, proprietary products;

•	continue to build upon our strong foundation of intellectual property; and

•	increase the breadth and depth of our customer relationships, including current competitors of Motorola.

Our Drive to Profitability. We believe that we are well positioned to improve our financial results. In the late 1990’s and early 2000, we made substantial investments in manufacturing facilities to support what at the time appeared to be extraordinary growth in the semiconductor industry, particularly in the networking and wireless industries. However, this predicted growth did not occur, and the semiconductor industry experienced a severe downturn. According to the Semiconductor Industry Association, industry revenues declined by 32% in 2001. We incurred sizeable net losses in each of 2001, 2002 and 2003 of approximately $2.2 billion, $1.8 billion and $366 million, respectively. These losses were attributable to, among other things, an abrupt decline in demand for many of the end products that incorporate our semiconductor products and our large fixed cost base associated with our manufacturing infrastructure. We have undertaken a number of actions since the second half of 2000 in an effort to achieve profitability, including initiating our asset-light strategy, engaging in partnering and licensing activities to offset a portion of our research and development spending, reducing the total number of our employees by 11,700 and reducing our manufacturing facilities from 22 to nine. We achieved profitability in the fourth quarter of 2003 with net earnings of $98 million. Profitability continued in the first quarter of 2004 with net earnings of $106 million.

To further focus our business, we exited product and market areas where we believed we did not have the potential to be a leading supplier in order to focus on higher value proprietary products. For those product areas where we currently have or believe that we will have a leading position and where we believe that there will be meaningful growth, we have made important commitments to both our research and development and marketing efforts. For example, in TSPG we have focused development efforts in the areas of automotive telematics and digital radio. In NCSG, we reinvested in our PowerQUICC™ family of communications processors and increased our design win efforts, focusing on industry leaders in communications. In WMSG, we increased our focus on 3G applications and on non-Motorola customers. While we believe that the actions that we have taken will improve our financial results in the future, there can be no assurances that we will maintain profitability. For further discussion of the risks to our business and the serious challenges we face, see “Risk Factors.”

Our Employees. As of April 3, 2004, we had approximately 22,000 full-time employees in over 30 countries. Of these employees, approximately 65% were dedicated to manufacturing, 23% to research and development, 7% to selling and marketing and 5% to general and administrative functions.

Our Corporate Reorganization

In connection with this offering, we are undergoing a corporate reorganization, under which:

•	Motorola has contributed and transferred to us assets and liabilities associated with our business;

•	prior to completion of the offering, we will effect a recapitalization whereby the then outstanding shares of our common stock, all of which are owned by Motorola, will be converted into 278,378,378 shares of Class B common stock in exchange for all of the assets (net of the liabilities assumed and the cash we distribute to Motorola) contributed to us by Motorola, and a new Class A common stock will be authorized; and

•	we will amend and restate our certificate of incorporation and bylaws.

In this prospectus, we refer to these transactions as our “corporate reorganization.”

Our Relationship with Motorola

We are currently a wholly owned subsidiary of Motorola. Upon completion of this offering, Motorola will own all the outstanding shares of our Class B common stock, representing approximately 69.6% of the outstanding shares of our common stock and 92.0% of the total voting power of our common stock.

Motorola has advised us that it intends to distribute its remaining ownership interest in us to its common stockholders. Motorola expects the distribution to take the form of a spin-off by means of a special dividend to Motorola common stockholders of all of our common stock owned by Motorola. Motorola has advised us that it anticipates that the distribution will occur by the end of 2004. Completion of the distribution is contingent upon the satisfaction or waiver of a variety of conditions described elsewhere in this prospectus, including the receipt of a favorable tax ruling from the Internal Revenue Service and/or a favorable opinion of Motorola’s tax advisor as to the tax-free nature of the distribution for U.S. federal income tax purposes. The distribution may not occur by the contemplated time or may not occur at all. For a discussion of the conditions to the distribution, see “Arrangements Between Freescale Semiconductor and Motorola—Master Separation and Distribution Agreement.” This two-step process (an initial public offering, including a distribution of a portion of the proceeds from the offering to Motorola, followed by a spin-off in the form of a distribution by Motorola of our common stock) enables us to raise capital and Motorola to repay debt while, at the same time, achieving the benefits of our complete separation from Motorola in a tax-efficient manner. See “Use of Proceeds.”

We believe that our separation from Motorola will enable us to realize the following benefits:

•	Focused semiconductor company. Our separation from Motorola will allow us to focus managerial attention solely on the needs of our business. As a company dedicated to the design, manufacture and distribution of embedded processors and complementary devices, we expect to be in a better position to grow our business and serve our customers more effectively through quicker decision-making, more efficient deployment of resources, increased operational flexibility and enhanced responsiveness to customers and markets.

•	Ability to extend our customer base through the reduction of perceived customer conflicts. We believe that a number of our existing or targeted customers may be reluctant to make significant purchases from us while we are a division of Motorola because these customers compete with other divisions of Motorola. Through our separation from Motorola, we intend to free ourselves of this perceived conflict, allowing us to broaden and deepen our customer relationships and grow our business.

•	Incentives for employees more directly linked to our performance. We expect to enhance our employees’ motivation and to strengthen our management’s focus through incentive compensation programs tied to the market performance of our common stock. Our separation from Motorola will enable us to offer our employees compensation more directly linked to the performance of our business than when we were a part of Motorola. We believe that these incentives will also enhance our ability to attract and retain qualified personnel.

•	Direct access to capital markets. As a separate public company, we will have direct access to the capital markets to issue equity or debt securities.

•	Market recognition of the value of our business. As a separate, stand-alone company, we will offer a more focused investment opportunity than that currently presented by an investment in the more diversified Motorola. We expect that this will promote a more efficient equity valuation of our company, and thereby enhance our equity-based compensation programs and our ability to pursue strategic acquisitions.

•	Increased ability to pursue strategic acquisitions. With the ability to issue our own stock as consideration for an acquisition, we expect to be better positioned to pursue strategic acquisitions to grow our business.

We have entered into agreements with Motorola related to the separation of our business operations from Motorola. These agreements govern various interim and ongoing relationships between Motorola and us. In addition, these agreements provide for, among other things, the contribution and transfer from Motorola to us of assets and liabilities associated with our business. Among the assets transferred to us are a broad portfolio of patents and other intellectual property related to our business. For more information regarding the assets and liabilities transferred to us, see “Arrangements Between Freescale Semiconductor and Motorola” and our combined financial statements and the notes to these statements that are included elsewhere in this prospectus. The contribution of assets by Motorola to us and the distribution are intended to be tax-free transactions to Motorola. However, we have agreed to indemnify Motorola against any and all tax-related liabilities incurred by them relating to the contribution or the distribution to the extent caused by an acquisition of our assets or stock (other than pursuant to the contribution), or other actions by us. For more information, see “Arrangements Between Freescale Semiconductor and Motorola—Tax Sharing Agreement.”

As part of our separation from Motorola, we entered into a multi-year purchase and supply agreement through the end of 2006. Under this agreement, Motorola commits, on behalf of its cellular subscriber businesses, to purchase from us substantially all of its cellular baseband semiconductor requirements (other than baseband semiconductors based on code division multiple access technologies which we do not design) for cellular handsets designed by Motorola and manufactured by or for Motorola through 2006. In the first quarter of 2004, Motorola’s purchases of baseband semiconductors accounted for approximately 11% of our total sales and approximately 44% of our total sales to Motorola. In 2003, Motorola’s purchases of baseband semiconductors accounted for approximately 9% of our total sales and approximately 38% of our total sales to Motorola. In 2002, Motorola’s purchases of baseband semiconductors accounted for approximately 10% of our total sales and approximately 40% of our total sales to Motorola and in 2001 for approximately 7% of our total sales and approximately 30% of our total sales to Motorola. Under this agreement, Motorola also treats us as a preferred supplier for other semiconductor components required by its cellular subscriber businesses for cellular handset manufacturing. Motorola’s purchases of other semiconductor components required by its cellular subscriber businesses accounted for approximately 7% of our total sales in the first quarter of 2004 and 7%, 8% and 8% of our total sales in 2003, 2002 and 2001, respectively, and approximately 27% of our total sales to Motorola in the first quarter of 2004 and 30%, 30% and 34% of our total sales to Motorola in 2003, 2002 and 2001, respectively. As a preferred supplier, we are also given an equal opportunity to bid on all such products, and if our bid is equal to or better than other bids received by Motorola with respect to pricing, timing and features, then we would be awarded a percentage share of Motorola’s requirements that is consistent with a commercially reasonable multi-source strategy. In addition, Motorola agrees to continue to encourage its original design manufacturers to purchase cellular baseband products and other semiconductors from us in connection with their production of cellular handsets for Motorola. The purchase and supply agreement does not assure us of sales to Motorola in the future comparable to historical levels. Motorola’s obligations under this agreement are subject to our ability to continue to supply our products on a competitive basis with respect to pricing, timing and features and other customary conditions with respect to capacity, delivery, quality and development. See “Arrangements Between Freescale Semiconductor and Motorola—Purchase and Supply Agreement” for further discussion of this agreement.

All of the agreements relating to our separation from Motorola have been made in the context of a parent-subsidiary relationship and have been entered into in the overall context of our separation from Motorola. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors—Risks Related to Our Relationship with Motorola” and “Arrangements Between Freescale Semiconductor and Motorola.”

Concurrent Debt Offering

Concurrently with the consummation of this offering, we expect to issue an aggregate of $1.25 billion in debt, consisting of floating rate notes maturing in 2009, and two series of fixed rate notes maturing in 2011 and 2014, respectively. The notes will be our unsecured senior obligations and will rank equally with all of our existing and future unsecured senior debt and senior to all of our future subordinated debt.

Recent Developments

Since this offering is occurring near the end of our second quarter, we are providing the following guidance with respect to the second quarter ending July 3, 2004. See “Special Note Regarding Forward-Looking Statements and Market Data” for information you should consider in evaluating the following guidance.

Based on current estimates, our company expects net sales for the second quarter ending July 3, 2004 to range between $1.4 and $1.5 billion, compared to net sales of $1.1 billion for the second quarter ended June 28, 2003. Our net sales for the first quarter ended April 3, 2004 were $1.4 billion.

Based on current estimates, the gross margin percentage for the second quarter ending July 3, 2004 is expected to approximate 37%, compared to 26% for the second quarter ended June 28, 2003. Our gross margin percentage for the first quarter ended April 3, 2004 was 36%.

Costs related to the separation from Motorola are expected to be approximately $40 million for the second quarter ending July 3, 2004. Our operating results for the second quarter ending July 3, 2004 are expected to be negatively impacted by such separation expenses.

Company Information

We were incorporated in Delaware on December 3, 2003 as a wholly owned subsidiary of Motorola. We intend to locate our principal executive offices at 6501 William Cannon Drive West, Austin, Texas 78735, and our telephone number is (512) 895-2000. Our website is http://www.freescale.com. The information and other content contained on our website are not part of this prospectus.

Freescale™, Innovative Convergence™, PowerQUICC™ and StarCore™ are the property of our company. CodeWarrior® is the property of Metrowerks Corporation, our wholly owned subsidiary. All other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered:
Class A common stock	121,621,622 shares

Common stock to be outstanding immediately after this offering:
Class A common stock	121,621,622 shares
Class B common stock	278,378,378 shares

Common stock to be held by Motorola immediately after this offering:
Class A common stock	None
Class B common stock	278,378,378 shares, representing 92.0% of the total voting power of our common stock

Voting rights:
Class A common stock	One vote per share
Class B common stock	Five votes per share

Dividend policy	We do not anticipate paying any cash dividends on our common stock for the foreseeable future. See “Dividend Policy” for a discussion of the factors that will affect the determination by our board of directors to declare dividends, as well as other matters concerning our dividend policy.

Use of proceeds	We will receive net proceeds from this offering of approximately $ , after deducting underwriting discounts and commissions and estimated expenses payable in connection with this offering and the related transactions. We will distribute to Motorola $ of the combined net proceeds from this offering and the concurrent notes offering and use $ of those net proceeds for general corporate purposes. The distribution amount is determined based on a formula which leaves us with approximately $750 million in net cash and cash equivalents (i.e., total cash minus total debt, including debt resulting from the concurrent notes offering). See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

NYSE symbol	We have applied to list our Class A common stock on the New York Stock Exchange under the symbol “FSL.”

Unless otherwise indicated, all information in this prospectus:

•	assumes the over-allotment option has not been exercised; and

•	excludes shares of Class A common stock issuable upon exercise of any stock options or that may be issued as restricted stock or in connection with other equity awards to our employees and directors.

Summary Historical and Pro Forma Combined Financial Data

The following table presents our summary combined financial data. The combined statements of operations data for the years ended December 31, 2001, 2002 and 2003 and the combined balance sheet data as of December 31, 2003 are derived from our audited combined financial statements which are included elsewhere in this prospectus.

The unaudited condensed combined statements of operations data for the three months ended March 29, 2003 and April 3, 2004 and the unaudited condensed combined balance sheet data as of April 3, 2004 are derived from our unaudited accounting records for those periods and have been prepared on a basis consistent with audited combined financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data.

The unaudited pro forma condensed combined statement of operations data was prepared as if our separation from Motorola and the related transactions described below had occurred as of January 1, 2003. The pro forma financial data gives effect to the following transactions:

•	the completion of the contribution in May 2004;

•	the recapitalization of our company, which will be completed prior to the completion of this offering, in which our common stock held by Motorola will be converted into approximately 278 million shares of Class B common stock;

•	the receipt of approximately $1.2 billion from our concurrent notes offering, after deducting debt issuance costs payable by us;

•	the receipt of approximately $1.6 billion from the sale of shares of Class A common stock offered by us at an assumed initial public offering price of $13.50 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the retention by us as of completion of this offering of approximately $750 million in net cash and cash equivalents (i.e., total cash minus total debt, including debt resulting from the concurrent notes offering, and the payment of the remaining combined net proceeds from this offering) and the notes offering (estimated as of completion of this offering to be approximately $1.1 billion) to Motorola.

The summary historical and pro forma condensed combined financial data should be read in conjunction with our audited combined financial statements and notes to the audited combined financial statements. You should read “Selected Combined Financial Data,” “Unaudited Pro Forma Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and the accompanying notes included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial statements do not purport to represent what our financial position and results of operations actually would have been had the separation and related transactions occurred on the dates indicated or to project our future financial performance.

For the year ended December 31, 2003 and the three months ended April 3, 2004, Motorola allocated costs to our company relating to general corporate expenses, basic research costs, and employee benefits and incentives totaling $404 million and $109 million, respectively. General corporate expenses include costs incurred relating to accounting, treasury, tax, legal, executive oversight, human resources and other services. As of April 4, 2004, we assumed responsibility for substantially all of these services and their related expenses. We expect the total cost of these services to aggregate approximately $400 million to $415 million in 2004 and approximately $400 million to $420 million in 2005. Included in the estimate for 2004 is approximately $352 million of costs for services that will be provided by Motorola. In addition to the amounts above, we expect to incur approximately $130 million of non-recurring costs associated with our transition to operating as a separate company. We expect substantially all of these costs to be incurred in 2004. The historical amounts include the historical Motorola allocation, and we do not believe that the pro forma results would have been materially different had we been a stand-alone company for the periods presented.

	Year Ended December 31,			Pro Forma December 31, 2003	Three Months Ended		Pro Forma April 3, 2004
	2001	2002	2003		March 29, 2003	April 3, 2004
(in millions)				(unaudited)	(unaudited)		(unaudited)
Combined Statements of Operations Data:
Net sales	$5,097	$5,001	$4,864	$4,864	$1,151	$1,396	$1,396
Cost of sales	4,687	3,763	3,451	3,451	853	889	889

Gross margin	410	1,238	1,413	1,413	298	507	507

Selling, general and administrative	656	604	649	649	110	140	140
Research and development	1,015	993	1,005	1,005	260	250	250
Reorganization of businesses	613	1,156	63	63	48	(7)	(7)
Separation expenses	—	—	—	—	—	9	9

Operating earnings (loss)	(1,874)	(1,515)	(304)	(304)	(120)	115	115

Other income (expense):
Interest expense, net	(227)	(163)	(114)	(74)	(35)	(21)	(18)
Gains on sale of investments and businesses, net	—	15	106	106	—	41	41
Other	(24)	(18)	(7)	(7)	(5)	(3)	(3)

Total other income (expense)	(251)	(166)	(15)	25	(40)	17	20

Net earnings (loss) before income taxes	(2,125)	(1,681)	(319)	(279)	(160)	132	135
Income tax expense	56	86	47	47	24	26	26

Net earnings (loss)	$(2,181)	$(1,767)	$(366)	$(326)	$(184)	$106	$109

Supplemental Information:
EBITDA(1)	$(615)	$(424)	$653		$106	$343
Capital expenditures	613	220	310		43	100
Net cash provided by (used for) operating activities	(97)	(36)	511		48	97
Net cash used for investing activities	(637)	(188)	(97)		(34)	(24)
Net cash provided by (used for) financing activities	733	145	(373)		27	(110)

	As of December 31, 2003	As of April 3, 2004
		Historical	Pro Forma
(in millions)		(unaudited)
Combined Balance Sheet Data:
Working capital(2)	$950	$807	$2,554
Total assets	4,449	4,538	5,794
Total debt	29	9	1,259
Total business/stockholders’ equity	3,556	3,686	3,651

(1)	We believe that earnings before interest, income taxes, depreciation and amortization (EBITDA) is a useful financial metric to assess our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. Given the significant investments that we have made in the past in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. We believe that EBITDA will provide investors with a useful tool for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures because it eliminates depreciation and amortization expense attributable to our historically higher levels of capital expenditures. The term EBITDA is not defined under generally accepted accounting principles in the U.S., or U.S. GAAP, and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. In addition, EBITDA is impacted by reorganization of businesses and other restructuring-related charges. When assessing our operating performance or our liquidity, you should not consider this data in isolation, or as a substitute for, our net cash from operating activities or other cash flow data that is calculated in accordance with U.S. GAAP. In addition, our EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. A reconciliation of net earnings (loss), the most directly comparable U.S. GAAP measure, to EBITDA for each of the respective periods indicated is as follows:

	Year Ended December 31,			Pro Forma December 31, 2003	Three Months Ended			Pro Forma April 3, 2004
	2001	2002	2003		March 29, 2003	April 3, 2004
(in millions)				(unaudited)	(unaudited)			(unaudited)
Net earnings (loss)	$(2,181)	$(1,767)	$(366)	$(326)	$(184)	$106	*	$109	*
Interest expense, net	227	163	114	74	35	21		18
Income tax expense	56	86	47	47	24	26		26
Depreciation expense	1,240	1,089	851	851	229	187		187
Amortization expense	43	5	7	7	2	3		3

EBITDA	$(615)	$(424)	$653	$653	$106	$343		$343

*	Includes $51 million of income relating to the reversal of liabilities previously accrued for the potential obligation to reimburse the Chinese government for various exemptions previously received on VAT and duty on imported materials.

(2)	Working capital is calculated as total current assets less total current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below and all other information contained in this prospectus before making an investment decision regarding our common stock. The risks described below are the significant risk factors, currently known and unique to us, that make an investment in our common stock speculative or risky. If any of these risks occur, our business, financial condition or results of operations could suffer, and you could lose part or all of your investment.

Risks Related to Our Business

The loss of one or more of our significant customers may adversely affect our business.

Historically, we have relied on a limited number of customers for a substantial portion of our total sales. In the first quarter of 2004, our 10 largest end customers accounted for approximately 54% of our total net sales. Motorola, our largest end customer, accounted for 26% of our total net sales. In particular, in the first quarter of 2004, approximately 73% of WMSG net sales were to Motorola on an end customer basis. In 2003, our 10 largest end customers accounted for approximately 54% of our total net sales. Motorola, our largest end customer, accounted for 23% of our total net sales. In particular, in 2003, approximately 69% of WMSG net sales were to Motorola on an end customer basis. In 2002, our 10 largest end customers accounted for approximately 55% of our total net sales. Motorola, our largest end customer, accounted for approximately 26% of our total net sales in 2002. In particular, in 2002, approximately 73% of WMSG net sales were to Motorola on an end customer basis. In 2001, our 10 largest end customers accounted for approximately 50% of our total net sales. Motorola accounted for approximately 23% of our total net sales in 2001. In particular, in 2001, approximately 71% of WMSG net sales were to Motorola on an end customer basis. The purchase and supply agreement that we entered into with Motorola will not assure us of sales to Motorola in the future comparable to historical levels. The loss of Motorola or one of our other major end customers, or any substantial reduction in sales to any of these customers, could have a material adverse effect on our business, financial condition and results of operations.

We incurred sizeable net losses and may experience future net losses.

Our operating results have been adversely affected by, among other things, a global economic slowdown and an abrupt decline in demand for many of the end products that incorporate our semiconductor products. We incurred sizeable net losses in each of 2001, 2002 and 2003 of approximately $2.2 billion, $1.8 billion and $366 million, respectively. We may face reduced end-customer demand, underutilization of our manufacturing capacity, changes in our revenue mix and other factors that could adversely affect our results of operations in the near term. While we achieved profitability in the fourth quarter of 2003 and continued profitability in the first quarter of 2004, we cannot predict whether we will maintain profitability in future periods.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life-cycles and wide fluctuations in product supply and demand. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. We have experienced these conditions in our business in the past and may experience such downturns in the future. For example, the Semiconductor Industry Association expects that year-over-year semiconductor industry revenue growth will decline from 29% in 2004 to 4% in 2005. We may not be able to manage these downturns. Any future downturns of this nature could have a material adverse effect on our business, financial condition and results of operations.

Winning business is subject to a competitive selection process that can be lengthy and requires us to incur significant expense, and we may not be selected. Even after we win and begin a product design, a customer may decide to cancel or change its product plans, which could cause us to generate no sales from a product and adversely affect our results of operations.

Our primary focus is on winning competitive bid selection processes, known as “design wins,” to develop products for use in our customers’ equipment. These selection processes can be lengthy and can require us to incur significant design and development expenditures. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. Because we typically focus on only a few customers in a product area, the loss of a design win can sometimes result in our failure to offer a generation of a product. This can result in lost sales and could hurt our position in future competitive selection processes because we may be perceived as not being a technology leader.

After winning a product design for one of our customers, we may still experience delays in generating revenue from our products as a result of the lengthy development and design cycle. In addition, a delay or cancellation of a customer’s plans could significantly adversely affect our financial results, as we may have incurred significant expense and generated no revenue. Finally, if our customers fail to successfully market and sell their equipment it could materially adversely affect our business, financial condition and results of operations as the demand for our products falls.

The success of our business may be dependent on our ability to maintain our third-party foundry relationships, and to increase utilization of foundry manufacturing and assembly and test capacity.

As part of our asset-light strategy, we have reduced the number of our owned manufacturing facilities. Since 2000, we have also sought to develop outsourcing arrangements for the manufacture and test and assembly of certain products and components. As a result, our products are manufactured in fewer owned facilities, and we are increasingly relying on the utilization of third-party foundry manufacturing and assembly and test capacity. In the event that manufacturing capacity is reduced or eliminated at one or more facilities, with fewer alternative facilities, manufacturing can be more easily disrupted, we could have difficulties fulfilling our customer orders, and our sales could decline. In addition, if these third parties on whom we are becoming increasingly reliant fail to deliver quality products and components on time and at reasonable prices, we could have difficulties fulfilling our customer orders, and our sales could decline. In such events, our business, financial condition and results of operations would be adversely affected.

To the extent we rely on alliances and third-party design and/or manufacturing relationships, we face the following risks:

•	inability of our manufacturing partners to develop manufacturing methods appropriate for our products and their unwillingness to devote adequate capacity to produce our products;

•	manufacturing costs that are higher than anticipated;

•	decline in product reliability;

•	inability to maintain continuing relationships with our suppliers; and

•	reduced control over delivery schedules and product costs.

If any of these risks are realized, we could experience an interruption in our supply chain or an increase in costs, which could delay or decrease our revenue or adversely affect our business, financial condition and results of operations.

If we cannot maintain our strategic relationships or if our strategic relationships fail to meet their goals of developing technologies or processes, we may lose our investment, and we may fail to keep pace with the rapid technological developments in our industry.

In the past, we have entered into strategic relationships to develop technologies and manufacturing processes. For example, we share a research and fabrication plant for the manufacturing of 300 millimeter wafers in Crolles, France with STMicroelectronics and Philips Electronics, and we founded and are an investor in StarCore LLC, a joint venture to develop an open digital signal processing architecture, with Infineon Technologies AG and Agere Systems Inc. If any of our strategic relationships do not accomplish our intended goals, we may lose our investment, and we may fail to keep pace with the rapid technological developments in our industry.

The demand for our products depends in large part on continued growth in the industries into which they are sold. A market decline in any of these industries could have a material adverse effect on our results of operations.

We derive and expect to continue to derive significant sales from the communications equipment industry and the transportation industry.

Growth of demand in the communications equipment industry has in the past and may in the future fluctuate significantly based on numerous factors, including:

•	capital spending levels of communications service providers;

•	lack of industry standards;

•	rate of adoption of new or alternative technologies;

•	changes in regulation of communications services; and

•	general economic conditions.

We cannot assure you of the rate, or extent to which, the communications equipment industry will grow, if at all. Any continued decline in this industry could result in slower growth or a decline in demand for our products, which could have a material adverse effect on our business, financial condition and results of operations. In recent years, our sales have lagged as compared to our competitors in the semiconductor industry, and our market share has declined. We believe that this is in large part because of our focus on the communications equipment industry.

Our automotive customer base is comprised largely of suppliers to U.S. and European automotive manufacturers. Shifts in demand away from U.S. and European automotive manufacturers or lower demand for U.S. and European automobiles could adversely affect our sales.

Furthermore, projected industry growth rates may not be as forecast, resulting in spending on process and product development well ahead of market requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and loss of our intellectual property rights.

The semiconductor industry is characterized by the vigorous pursuit and protection of intellectual property rights. From time to time, third parties may and do assert against us their patent, copyright, trademark and other intellectual property rights to technologies that are important to our business. See “Business—Legal Proceedings” for a description of the significant proceedings in which we are currently involved. Any claims that our products or processes infringe these rights (including claims arising through our contractual indemnification of our customers), regardless of their merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. We cannot assure you that we would prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If such proceedings result in an adverse outcome, we could be required to:

•	pay substantial damages;

•	cease the manufacture, use or sale of the infringing products or processes;

•	discontinue the use of the infringing technology;

•	expend significant resources to develop non-infringing technology;

•	license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or may not be available at all; or

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in protecting our intellectual property rights or developing or licensing new intellectual property, which may harm our ability to compete and may have a material adverse effect on our results of operations.

We generate revenues from our intellectual property. These revenues are generated from the license of patents and manufacturing technologies to third parties. Our intellectual property revenues were approximately 3% of our revenues during 2001, 4% of our revenues during 2002, 3% of our revenues during 2003 and approximately 2% of our revenues during the first quarter of 2004. Although we do not anticipate a loss of intellectual property revenue as a result of our separation from Motorola, future intellectual property revenue depends in part on the continued strength of our intellectual property portfolio and enforcement efforts, and on the sales and financial stability of our licensees. We rely primarily on patent, copyright, trademark and trade secret laws, as well as on nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies. In the past, we have found it necessary to engage in litigation with other companies to force those companies to execute revenue-bearing license agreements with us or prohibit their use of our intellectual property. See “Business—Legal Proceedings” for a description of the current proceedings that we initiated to protect our proprietary technologies and processes. These proceedings, and future proceedings, may require us to expend significant resources and to divert the efforts and attention of our management from our business operations. We cannot assure you that:

•	the steps we take to prevent misappropriation or infringement of our intellectual property will be successful;

•	any of our existing or future patents will not be challenged, limited, invalidated or circumvented; or

•	any of the measures described above would provide meaningful protection.

Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. If any of our patents fails to protect our technology, it would make it easier for our competitors to offer similar products. In addition, effective copyright, trademark and trade secret protection may be unavailable or of limited usefulness in protecting our technology in certain jurisdictions in which we and our competitors compete.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business, fluctuations in currency exchange rates and other factors related to our international operations.

We sell our products throughout the world. In 2003, approximately 71% of our products were sold in countries other than the United States. In addition, a majority of our operations and employees are located outside of the United States. Multiple factors relating to our international operations and to particular countries in which we operate could have a material adverse effect on our business, financial condition and results of operations. These factors include:

•	changes in political, regulatory or economic conditions;

•	trade protection measures and price controls;

•	import or export licensing requirements;

•	economic downturns, civil disturbances or political instability;

•	currency restrictions;

•	differing labor standards;

•	differing protection of intellectual property;

•	nationalization and expropriation; and

•	potentially burdensome taxation and changes in foreign tax laws.

International conflicts are creating many economic and political uncertainties that are impacting the global economy. A continued escalation of international conflicts could severely impact our operations and demand for our products.

A majority of our products are manufactured in Asia, primarily in China, Japan, Malaysia and Taiwan. Any conflict or uncertainty in these countries, including due to public health or safety concerns (such as Severe Acute Respiratory Syndrome) or natural disasters (such as earthquakes), could have a material adverse effect on our business, financial condition and results of operations. In addition, if the government of any country in which our products are manufactured or sold sets technical standards for products made in or imported into their country that are not widely shared, it may lead certain of our customers to suspend imports of their products into that country, require manufacturers in that country to manufacture products with different technical standards and disrupt cross-border manufacturing partnerships which, in each case, could have a material adverse effect on our business, financial condition and results of operations.

We prepare our combined financial statements in U.S. dollars, but a portion of our earnings and expenditures are denominated in other currencies. Changes in exchange rates will result in increases or decreases in our costs and earnings, and may also affect the book value of our assets located outside the United States and the amount of our equity. Although we may seek to minimize our currency exposure by engaging in hedging transactions where we deem it appropriate, we cannot assure you that our efforts will be successful. To the extent we sell our products in foreign markets, currency fluctuations may result in our products becoming too expensive for foreign customers.

We operate in a highly competitive industry and face competitors that may have greater resources or are more focused.

The semiconductor industry is highly competitive. Some of our competitors are large national and multinational companies that may have significantly greater financial resources than we do. Like us,

many of our competitors offer a wide variety of products. If these competitors substantially increase the resources they devote to developing and marketing competitive products, we may not be able to compete effectively. Any consolidation among our competitors could enhance their product offerings and financial resources, further enhancing their competitive position. In addition, some of our competitors operate in narrow business areas relative to us, allowing them to concentrate their research and development efforts directly on products and services for those areas, which may constitute a competitive advantage.

If we fail to keep pace with technological advances in our industry or if we pursue technologies that do not become commercially accepted, customers may not buy our products and our business, financial condition and results of operations may be adversely affected.

Technology is an important component of our business and growth strategy, and our success depends to a significant extent on the development, implementation and acceptance of new product designs and improvements. Our ability to develop products and related technologies to meet evolving industry requirements and at prices acceptable to our customers will be significant factors in determining our competitiveness in our target markets.

In particular, to stay competitive, we must transition certain products to 300 millimeter manufacturing technology. Currently, most semiconductor manufacturing facilities, or fabs, process wafers with diameters of 150 millimeters or 200 millimeters. However, as industry technology continues to improve, we expect that a significant portion of new fabs and leading edge semiconductor manufacturing equipment will be configured for 300 millimeter wafers. Our transition to this technology requires access to 300 millimeter manufacturing capacity. We intend to access this technology through foundry or other alliances such as our alliance with STMicroelectronics and Philips Electronics in Crolles, France. If we are unable to access, or are delayed in accessing, this technology, our ability to develop new products could suffer, which could, in turn, have a material adverse effect on our business, financial condition and results of operations.

We intend to issue notes concurrently with this offering and to enter into debt arrangements in the future, each of which may subject us to restrictive covenants which could limit our ability to operate effectively in the future.

Concurrently with the completion of this offering, we expect to issue an aggregate of $1.25 billion of notes through a private placement to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A and in offshore transactions to persons other than U.S. persons as defined in Regulation S under the Securities Act of 1933, as amended. The notes will be governed by an indenture, which will impose various restrictions and covenants on us which could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities. The notes will also require us to pay interest, which will decrease our profitability in the future.

In addition, in the future we may incur indebtedness through arrangements such as credit agreements and/or term loans, which may also impose various restrictions and covenants on us which could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities. Any debt arrangements we enter into will likely require us to make regular interest payments, which would decrease our profitability.

We may not be successful in establishing a brand identity.

Historically, we have conducted our business under Motorola’s brand name. We are currently conducting our business under our new brand name, “Freescale.” The value of Motorola’s brand name was recognized by our customers, suppliers and potential employees. We will need to expend significant time, effort and resources to establish our new brand name in the marketplace. We cannot guarantee that this effort will ultimately be successful. If our effort to establish a new brand identity is unsuccessful, our business, financial condition and results of operations may suffer.

Our ability to meet customer demand depends, in part, on obtaining supplies and a reduction in supplies could negatively impact our business.

Our ability to meet customer demands depends, in part, on our ability to obtain timely and adequate delivery of materials, parts and components from our suppliers. We have experienced shortages in the past that have adversely affected our operations. Although we work closely with our suppliers to avoid these types of shortages, there can be no assurances that we will not encounter these problems in the future. A number of our supplies are obtained from one source. A reduction or interruption in supplies or a significant increase in the price of one or more supplies could have a material adverse effect on our business, financial condition and results of operations.

We intend to engage in acquisitions, joint ventures and other transactions that may complement or expand our business. We may not be able to complete such transactions and such transactions, if executed, pose significant risks and could have a negative effect on our operations.

Our future success may be dependent on opportunities to buy other businesses or technologies that could complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. We may not be able to complete such transactions, for reasons including, but not limited to, a failure to secure financing, as a result of our agreements with Motorola or as a result of restrictive covenants in our debt instruments. See “Arrangements Between Freescale Semiconductor and Motorola” for a description of some of the restrictions on our ability to take advantage of these opportunities. Any transactions that we are able to identify and complete may involve a number of risks, including:

•	the diversion of our management’s attention from our existing business to integrate the operations and personnel of the acquired or combined business or joint venture;

•	possible adverse effects on our operating results during the integration process; and

•	our possible inability to achieve the intended objectives of the transaction.

In addition, we may not be able to successfully or profitably integrate, operate, maintain and manage our newly acquired operations or employees. We may not be able to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies.

Our cost-reduction efforts could adversely affect our business.

Since the second half of 2000, we have been reducing costs and simplifying our product portfolios in our business. We have discontinued product lines, exited businesses, consolidated manufacturing facilities and reduced the total number of our employees by approximately 11,700. If these efforts do not generate the level of cost savings we expect and/or that are necessary to enable us to effectively compete, they may have a material adverse effect on our business, financial condition and results of operations.

We are subject to environmental, health and safety laws, which could increase our costs and restrict our operations in the future.

We are subject to a variety of laws relating to the use, disposal, clean-up of, and human exposure to, hazardous materials. Any failure by us to comply with environmental, health and safety requirements could result in the limitation or suspension of production or subject us to future liabilities in excess of our reserves. In addition, compliance with environmental, health and safety requirements could restrict our ability to expand our facilities or require us to acquire costly pollution control equipment, incur other significant expenses or modify our manufacturing processes. In the event of the discovery of new contamination, additional requirements with respect to existing contamination, or the imposition of other cleanup obligations for which we are responsible, we may be required to take remedial or other measures which could have a material adverse effect on our business, financial condition and results of operations. For a description of environmental matters in which we are currently involved, see “Business—Environmental Matters.”

In addition to the costs of complying with environmental, health and safety requirements, we have incurred and may in the future incur costs defending against environmental litigation brought by government agencies and private parties. We may be defendants in lawsuits brought by parties in the future alleging environmental damage, personal injury or property damage. A significant judgment against us could harm our business, financial condition and results of operations.

In the last few years, there has been increased media scrutiny and associated reports focusing on a potential link between working in semiconductor manufacturing clean room environments and certain illnesses, primarily different types of cancers. Regulatory agencies and industry associations have begun to study the issue to see if any actual correlation exists. Because we utilize these clean rooms, we may become subject to liability claims. In addition, these reports may also affect our ability to recruit and retain employees.

Our products may be subject to product liability claims, which could be expensive and could divert management’s attention.

Our semiconductors are incorporated into a number of end products. We face an inherent exposure to product liability claims if our semiconductors (or the equipment into which our semiconductors are incorporated) malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our products caused a loss. Product liability claims could result in significant expenses relating to defense costs or damages awards. In particular, the sale of systems and components for the transportation industry involves a high degree of risk that such claims may be made. In addition, we may be required to participate in a recall if any of our systems prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or in order to maintain good customer relationships. Each of these actions would likely harm our reputation and lead to substantial expense. Any product liability claim brought against us could have a material adverse effect on our reputation, business, financial condition and results of operations.

Our industry is highly capital intensive and, if we are unable to obtain the necessary capital, we may not remain competitive.

Semiconductor manufacturing requires a constant upgrading of facilities and process technology to remain competitive. We intend to meet our capital needs through a variety of sources, including the capital markets. If we are unable to obtain capital on favorable terms, or if we are unable to obtain capital at all, it may have a material adverse effect on our business, financial condition and results of operations.

Loss of our key management and other personnel, or an inability to attract such management and other personnel, could impact our business.

We depend on our senior executive officers and other key personnel to run our business. With the exception of our Chief Executive Officer, we do not have long-term retention contracts with our key personnel. The loss of any of these officers or other key personnel could adversely affect our operations. Competition for qualified employees among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully and develop marketable products.

Risks Related to Our Relationship with Motorola

Our historical financial results as a business segment of Motorola may not be representative of our results as a separate, stand-alone company.

The historical financial information we have included in this prospectus has been derived from Motorola’s consolidated financial statements and does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone company during the periods presented. Although Motorola did account for our company as a business segment, Motorola did not account for us, and we were not operated, as a separate, stand-alone company for the historical periods presented. The historical costs and expenses reflected in our combined financial statements include an allocation for certain corporate functions historically provided by Motorola, including general corporate expenses, basic research costs, employee benefits and incentives, and interest expense. These allocations were based on what we and Motorola considered to be reasonable reflections of the historical utilization levels of these services required in support of our business. The historical information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future. Our pro forma adjustments reflect changes that may occur in our funding and operations as a result of the separation. However, there can be no assurances that these adjustments will reflect our costs as a publicly-traded, stand-alone company. For additional information, see “Combined Financial Statements,” “Interim Unaudited Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Combined Financial Data,” “Unaudited Pro Forma Combined Financial Data” and the notes to those statements included elsewhere in this prospectus.

We may lose rights to key intellectual property arrangements as a result of no longer being a business segment of Motorola.

As a business segment of Motorola, we are the beneficiary of some of Motorola’s intellectual property arrangements, including cross-licensing arrangements with other leading semiconductor companies and licenses from third parties of technology incorporated in our products and used to operate our business. We will no longer be a beneficiary under some of these agreements and arrangements if Motorola’s direct or indirect equity ownership in our company falls below certain thresholds. In addition, although we are not aware of any parties that currently intend to pursue claims against us, there may be third parties who have refrained from asserting intellectual property infringement claims against our products or processes while we were a business segment of Motorola that elect to pursue such claims against us after our separation from Motorola.

With Motorola’s support in certain instances, we expect to engage in negotiating assignments of existing agreements as well as our own agreements and arrangements with certain third parties for intellectual property and technology that is important to our business and that was previously obtained through our connection to Motorola. We have started the process of obtaining assignments with respect to such agreements and arrangements, but cannot assure you that we will be successful in negotiating and obtaining these assignments. Therefore, if and when Motorola’s direct or indirect equity ownership of our company falls below certain thresholds, we may be exposed to infringement claims or lose access to important intellectual property and technology. We cannot assure you that we would then be able to obtain or renegotiate licensing arrangements on favorable terms or to obtain such arrangements at all. If we were to infringe intellectual property rights owned by others or otherwise lose access to intellectual property or technology important in the conduct of our business, it could have a material adverse effect on our business, financial condition and results of operations.

As long as Motorola controls our company, your ability to influence the outcome of matters requiring stockholder approval will be limited.

After the completion of this offering, Motorola will own all of the outstanding shares of our Class B common stock, representing 69.6% of the outstanding shares of our common stock and 92.0% of the total voting power of our common stock. Motorola expects the distribution to take the form of a spin-off by means of a special dividend to Motorola common stockholders of all of our common stock owned by Motorola. Motorola has advised us that it anticipates that the distribution will occur by the end of 2004. However, completion of the distribution is contingent upon the satisfaction or waiver of a variety of conditions described elsewhere in this prospectus. The distribution may not occur by the contemplated time or may not occur at all. As long as Motorola has voting control of our company, Motorola will have the ability to take stockholder action without the vote of any other stockholder. As a result, Motorola will have the ability to influence or control all matters affecting us, including:

•	composition of our board of directors and, through our board of directors, decision-making with respect to our business direction and policies, including the appointment and removal of our officers;

•	any determinations with respect to acquisitions of businesses, mergers or other business combinations;

•	our acquisition or disposition of assets;

•	our capital structure;

•	changes to the agreements governing our separation from Motorola;

•	the payment of dividends on our common stock; and

•	determinations with respect to our tax returns.

Motorola’s voting control may discourage transactions involving a change of control of our company, including transactions in which you as a holder of our common stock might otherwise receive a premium for your shares over the then-current market price. Furthermore, Motorola is not prohibited from selling a controlling interest in our company to a third party without your approval or without providing for a purchase of your shares. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law.”

The assets and resources we acquired from Motorola will not be sufficient for us to operate as a stand-alone company, and we may experience difficulty in separating our assets and resources from Motorola.

Because we have not operated as an independent company in the past, we will need to acquire assets and resources in addition to those contributed by Motorola and its subsidiaries to our company and our subsidiaries in connection with our separation from Motorola. We may also face difficulty in separating our assets from Motorola’s assets and integrating newly acquired assets into our business. Our business, financial condition and results of operations could be harmed if we fail to acquire assets that prove to be important to our operations or if we incur unexpected costs or encounter other difficulties in separating our assets from Motorola’s assets or integrating newly acquired assets.

In particular, because we will no longer share software development resources with Motorola and Motorola’s cellular subscriber businesses, we must expand our own software development capabilities to continue to offer software in connection with our semiconductor products. Although we do not believe the net cost of this expansion will be material to us, we may not be successful in expanding our software development capabilities, which, in turn, could adversely affect our business, financial condition and results of operations.

Our ability to operate our business effectively may suffer if we do not, quickly and cost-effectively, establish our own financial, administrative and other support functions in order to operate as a stand-alone company, and we cannot assure you that the transitional services Motorola has agreed to provide us will be sufficient for our needs.

Historically, we have relied on financial, administrative and other resources of Motorola to operate our business. In conjunction with our separation from Motorola, we will need to create our own financial, administrative and other support systems or contract with third parties to replace Motorola’s systems. We expect the cost of creating this infrastructure to be approximately $75 million, including approximately $27 million in capital expenditures. We have entered into an agreement with Motorola under which Motorola will provide certain transitional services to us, including services related to information technology systems, treasury functions, financial and accounting services. See “Arrangements Between Freescale Semiconductor and Motorola—Transition Services Agreement” for a description of these services. These services may not be sufficient to meet our needs, and, after our agreement with Motorola expires, we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have. Any failure or significant downtime in our own financial or administrative systems or in Motorola’s financial or administrative systems during the transitional period could impact our results and/or prevent us from paying our suppliers and employees, executing foreign currency transactions or performing other administrative services on a timely basis and could materially harm our business, financial condition and results of operations.

After our separation from Motorola, we may experience increased costs resulting from a decrease in the purchasing power we currently have due to our association with Motorola.

We have been able to take advantage of Motorola’s size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit services. Following our separation from Motorola, we will be a smaller and less diversified company than Motorola, and we will not have access to financial and other resources comparable to those of Motorola prior to the separation. As a separate, stand-alone company, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the separation, which could have a material adverse effect on our business, financial condition and results of operations.

We may have potential business conflicts of interest with Motorola with respect to our past and ongoing relationships and, because of Motorola’s controlling ownership, the resolution of these conflicts may not be on the most favorable terms to us.

Conflicts of interest may arise between Motorola and us in a number of areas relating to our past and ongoing relationships, including:

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Motorola;

•	intellectual property matters;

•	employee recruiting and retention;

•	sales or distributions by Motorola of all or any portion of its ownership interest in us, which could be to one of our competitors;

•	the nature, quantity, quality, time of delivery and pricing of products we supply to each other under our purchase and supply agreement with Motorola;

•	business combinations involving our company; and

•	business opportunities that may be attractive to both Motorola and us.

We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. We do not have any agreements with Motorola that restrict us from selling our products to competitors of Motorola. We also do not have any agreements with Motorola that would prevent us from competing with each other.

Finally, in connection with this offering, we have entered into several agreements with Motorola. While we are controlled by Motorola, it is possible for Motorola to cause us to amend these agreements on terms that may be less favorable to us than the original terms of the agreement.

Our separation agreements with Motorola require us to assume the past, present and future liabilities related to our business and may be less favorable to us than if they had been negotiated with unaffiliated third parties.

Pursuant to certain of our agreements with Motorola, we have agreed to indemnify Motorola for, among other matters, all past, present and future liabilities related to our business, and we have assumed these liabilities as part of our separation from Motorola. Such liabilities include unknown liabilities which could be significant. We have also assumed certain tax liabilities of legal entities that contained operations of Motorola that were not related to our business. The allocation of assets and liabilities between Motorola and our company may not reflect the allocation that would have been reached between two unaffiliated parties.

We entered into our separation agreements with Motorola while we were a wholly owned subsidiary of Motorola. Had these agreements been negotiated with unaffiliated third parties, they might have been more favorable to us.

The need to preserve the tax-free status of the contribution and the distribution and our agreements with Motorola limit our ability to obtain additional financing or make acquisitions, and may require us to pay significant tax liabilities.

Our business strategy anticipates future acquisitions and development of new technologies. However, the need to preserve the tax-free status of the contribution and the distribution and our agreements with Motorola may severely limit our ability to do so. For the distribution of the shares of our common stock held by Motorola to be tax free to Motorola and its stockholders, among other things, Motorola must own at least 80% of all of our voting power (and at least 80% of the shares of any class of non-voting stock) at the time of the distribution. Therefore, prior to the distribution, we will be limited in our ability to issue voting securities, non-voting stock or convertible debt without Motorola’s prior consent, and Motorola may be unwilling to give that consent so long as it still intends to complete the distribution. We also agreed to certain additional restrictions that are intended to preserve the tax-free status of the contribution and the distribution. See “Arrangements Between Freescale Semiconductor and Motorola—Tax Sharing Agreement” for a description of these restrictions.

In addition, prior to the distribution, we have agreed with Motorola that we will not (without Motorola’s prior written consent):

•	acquire any businesses or assets with an aggregate value of more than $100 million for all such acquisitions;

•	dispose of any assets with an aggregate value of more than $100 million for all such dispositions; and

•	acquire any equity or debt securities of any other person with an aggregate value of more than $50 million for all such acquisitions.

Our agreements with Motorola also provide that for so long as Motorola owns at least 50% of all of our voting power, we will not (without Motorola’s prior written consent):

•	take any actions that could reasonably result in Motorola being in breach or in default under any contract or agreement; or

•	incur any indebtedness that could be reasonably likely to adversely impact the credit rating of any indebtedness of Motorola.

Finally, we are required to indemnify Motorola against all tax-related liabilities incurred by Motorola relating to the contribution or the distribution to the extent caused by an acquisition of our assets or stock, or other actions by us. These liabilities include the substantial tax-related liability (calculated without regard to any net operating loss or other tax attribute of Motorola) that would result if the contribution and the distribution failed to qualify as a tax-free transaction.

See “Arrangements Between Freescale Semiconductor and Motorola” for a description of our agreements with Motorola.

Our business and your investment in our Class A common stock may be adversely affected if Motorola does not complete the distribution.

Motorola has announced that it intends to distribute all of our common stock it owns by the end of 2004. However, the distribution is subject to conditions and, as a result, the distribution may not occur by the end of 2004 or may not occur at all. See “Arrangements Between Freescale and Motorola—Master Separation and Distribution Agreement” for a discussion of these conditions.

We believe that the announcement of our separation from Motorola has led to an increased interest in doing business with us from some of our existing and potential customers. If the distribution does not occur, then these customers may not increase or commence purchases of our products. Many of our employees are anticipating our spin-off from Motorola and may be more susceptible to competitive job offers if the distribution does not occur or is delayed. We also may not obtain some of the other benefits we expect as a result of the distribution, including greater strategic focus and the other benefits described in “Prospectus Summary—Our Relationship with Motorola.” Even if the distribution does occur, we cannot guarantee that we would realize any of these benefits.

Unless and until the distribution occurs, we will also face the risks discussed in this prospectus relating to Motorola’s control of us and potential conflicts of interest between Motorola and us. If the distribution is delayed or not completed at all, the liquidity of shares of our Class A common stock in the market may be constrained for as long as Motorola continues to hold a significant position in our stock. A lack of liquidity in our Class A common stock may adversely affect our stock price.

Our share price may decline because of the ability of Motorola and others to sell shares of our common stock.

Sales of substantial amounts of our common stock after this offering, or the possibility of those sales, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of equity securities. See “Shares Eligible for Future Sale” for a discussion of possible future sales of our common stock.

After this offering, Motorola will own all of the outstanding shares of our Class B common stock, representing 69.6% of the outstanding shares of all of our common stock and 92.0% of the total voting power of all of our common stock. Motorola has advised us that it intends to complete the distribution of all of our common stock owned by Motorola to its stockholders by the end of 2004. Motorola has no contractual obligation to retain its shares of our common stock, except for a limited period described under “Underwriting” during which it will not sell any of its shares of our common stock without the underwriters’ consent until 180 days after the date of this prospectus. Subject to applicable U.S. federal and state securities laws, after the expiration of this 180-day waiting period (or before, with consent of the underwriters to this offering), Motorola may sell any and all of the shares of our common stock that it beneficially owns or distribute any or all of these shares of our common stock to its stockholders. This 180-day waiting period does not apply to the distribution by Motorola of its remaining ownership interest in us to its common stockholders. The registration rights agreement described elsewhere in this prospectus grants Motorola the right to require us to register the shares of our common stock it holds in specified circumstances. In addition, after the expiration of this 180-day waiting period, we could issue and sell additional shares of our Class A common stock, subject to Motorola’s consent. Any sale by Motorola or us of our common stock in the public market, or the perception that sales could occur (for example, as a result of the distribution), could adversely affect prevailing market prices for the shares of our common stock.

In connection with this offering, we intend to file a registration statement on Form S-8 to register shares of our Class A common stock that are or will be reserved for issuance under our stock plan. Significant sales of our Class A common stock pursuant to our stock plan could also adversely affect the prevailing market price for our Class A common stock.

Third parties may seek to hold us responsible for liabilities of Motorola that we did not assume in our agreements.

Third parties may seek to hold us responsible for Motorola’s retained liabilities. Under our agreements with Motorola, Motorola has agreed to indemnify us for claims and losses relating to these retained liabilities. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from Motorola.

Directors and executive officers of Freescale Semiconductor who own Motorola common stock or options to acquire Motorola common stock or who hold positions with Motorola may have potential conflicts of interest.

Ownership of Motorola common stock, options to acquire Motorola common stock and other equity securities of Motorola by certain of our directors and officers after this offering and the presence of Motorola officers on our board of directors could create, or appear to create, potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for Motorola than they do for us. For example, our certificate of incorporation provides that in the event a director or officer of our company who is also a director or officer of Motorola acquires knowledge of a potential business opportunity that may be deemed a corporate opportunity of both our company and Motorola, such opportunity will belong to Motorola unless it has been expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of our company. See “Management” for a description of the extent of the relationship between our directors and officers and Motorola.

Risks Related to the Securities Markets and Ownership of Our Class A Common Stock

The price of our Class A common stock may be subject to wide fluctuations and may trade below the initial public offering price.

Before this offering, there has not been a public market for our Class A common stock. We cannot assure you that an active public market for our Class A common stock will develop or be sustained after this offering. The market price of our Class A common stock could be subject to significant fluctuations after this offering and may decline below the initial public offering price. The initial public offering price of our Class A common stock will be determined by negotiations between Motorola, us and representatives of the underwriters, based on numerous factors which we discuss under “Underwriting.” This price may not be indicative of the market price of our Class A common stock after this offering. We cannot assure you that you will be able to resell your shares at or above the initial public offering price. Among the factors that could affect our stock price are the risk factors described in this section and other factors including:

•	quarterly variations in our operating results compared to market expectations;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts;

•	changes in market valuation of technology companies in general, and semiconductor companies in particular;

•	strategic moves by us or our competitors, such as acquisitions or restructurings; and

•	general market conditions.

Stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our Class A common stock.

There may be an adverse effect on the value and liquidity of our Class A common stock due to the disparate voting rights of our Class A common stock and our Class B common stock.

The holders of our Class A common stock and Class B common stock generally have identical rights except that (1) on all matters to be voted on by stockholders, holders of our Class A common stock are entitled to one vote per share while holders of our Class B common stock are entitled to five votes per share, and (2) holders of our Class A common stock are not entitled to vote on any alteration of the powers, preferences or special rights of the Class B common stock that would not adversely affect the holders of our Class A common stock. The difference in the voting rights of our Class A common stock and Class B common stock both prior to and following the intended distribution could adversely affect the value of the Class A common stock to the extent that any investor or potential future purchaser of our common stock ascribe value to the superior voting rights of our Class B common stock. The existence of two separate classes of common stock could result in less liquidity for either class of common stock than if there were only one class of our common stock. See “Description of Capital Stock” for a description of our common stock and rights associated with it.

Provisions in our agreements with Motorola, our corporate governance documents and our rights agreement as well as Delaware law may delay or prevent an acquisition of us that stockholders may consider favorable, which could decrease the value of your shares.

Under our agreements with Motorola, we are restricted from engaging in a transaction that would result in a 50% or greater change in our stock ownership during the two-year period following the distribution date, unless the transaction is not pursuant to a plan or series of transactions related to the distribution. Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include restrictions on the ability of our stockholders to remove directors and supermajority voting requirements for stockholders to amend our organizational documents, a classified board of directors and limitations on action by our stockholders by written consent. Some of these provisions, such as the limitation on stockholder action by written consent, become effective once Motorola no longer controls us. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquiror. Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15% or more of our outstanding common stock and us. Our rights agreement imposes a significant penalty on any person or group that acquires, or begins a tender or exchange offer that would result in such person acquiring, 15% or more of our outstanding Class A common stock, 15% of our outstanding Class B common stock, or any combination of our Class A common stock and Class B common stock representing 15% or more of the votes of all shares entitled to vote in the election of directors. These restrictions under Delaware law and our rights agreement do not apply to Motorola while it retains at least 15% or more of our Class B common stock. Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. See “Description of Capital Stock.”

You will experience immediate and substantial dilution in net tangible book value per share.

Dilution per share represents the difference between the initial public offering price and the net consolidated book value per share immediately after this offering. Purchasers of our Class A common stock in this offering will experience immediate dilution of $5.07 in pro forma net tangible book value per share. See “Dilution.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

We have made forward-looking statements in this prospectus. These forward-looking statements are subject to risks and uncertainties and include statements regarding our financial position, business strategy and other plans and objectives for future operations, as well as any other statements which are not historical facts. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include those listed under “Risk Factors” and elsewhere in this prospectus.

These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. Except for any ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

In addition, this prospectus contains information concerning the semiconductor market, our market segments and product areas generally which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor market, our market segments and product areas will develop. These assumptions have been derived from information currently available to us and to market research and industry reports referred to in this prospectus. They include the following general underlying assumptions:

•	the market for semiconductor products will grow over the long term;

•	new technologies and applications will continue to be developed; and

•	manufacturers of automotive, networking and wireless products will increasingly look to semiconductor providers for platform-level products or systems-on-a-chip.

Although we believe this information is reliable, including information provided in this prospectus on a historical basis that is based on market research and industry reports, we have not independently verified and cannot guarantee the accuracy or completeness of the information.

If any one or more of the foregoing assumptions are incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, our future results of operations and financial condition and the market price of our shares of common stock may be materially adversely affected.

Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under “Risk Factors” in this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from our sale of approximately 122 million shares of Class A common stock in this offering at an initial public offering price of $13.50 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $1.6 billion or approximately $1.8 billion if the underwriters exercise in full their option to purchase additional shares. Concurrently with the completion of this offering, we expect to issue an aggregate of $1.25 billion of debt, which will be offered and sold solely to qualified institutional buyers pursuant to Rule 144A and in offshore transactions to persons other than U.S. persons as defined in Regulation S under the Securities Act of 1933, as amended. We expect to distribute to Motorola approximately $1.1 billion. The distribution amount is determined based on a formula which leaves us with approximately $750 million in net cash and cash equivalents (i.e., total cash minus total debt, including debt resulting from the concurrent notes offering). We will retain the remainder of the proceeds for general corporate purposes.

In addition, if the underwriters exercise the over-allotment option, the net proceeds of approximately $235 million from our sale of approximately 18 million shares of Class A common stock will also be distributed to Motorola (after deducting the estimated underwriting discounts and commissions and offering expenses payable by us).

We have agreed to repay working capital loans to an affiliate of Motorola, entered into subsequent to April 3, 2004 and estimated to be in the amount of $428 million, as of the closing of this offering. We expect to repay these loans with cash received by us in connection with the reorganization which was completed on May 2, 2004 and cash generated from operations subsequent to April 3, 2004.

DIVIDEND POLICY

We do not anticipate paying any cash dividends on our common stock for the foreseeable future. Instead, we currently intend to retain all available funds and future earnings, if any, for use in the operation and expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, terms of financing arrangements, capital requirements and such other factors as our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of April 3, 2004:

•	on an actual basis; and

•	on a pro forma “as adjusted basis” to reflect:

•	the completion of the contribution in May 2004;

•	the recapitalization of our company, which will be completed prior to the completion of this offering, in which common stock held by Motorola will be converted into approximately 278 million shares of Class B common stock;

•	the receipt of approximately $1.2 billion from our concurrent notes offering, after deducting debt issuance costs payable by us;

•	the receipt of approximately $1.6 billion from the sale of shares of Class A common stock offered by us at an assumed initial public offering price of $13.50 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the retention by us as of completion of this offering of approximately $750 million in net cash and cash equivalents (i.e., total cash minus total debt, including debt resulting from the concurrent notes offering) and the payment of the remaining combined net proceeds from this offering and the notes offering (estimated as of completion of this offering to be approximately $1.1 billion) to Motorola.

You should read the information in the following table together with “Selected Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements, the interim unaudited combined condensed financial statements and the related accompanying notes included elsewhere in this prospectus.

	As of April 3, 2004
	Historical	Pro Forma As Adjusted
(in millions, except per share data)	(Unaudited)

Cash and cash equivalents	$50	$1,755

Notes payable and current portion of long-term debt	$9	$9
Long-term debt, excluding current portion	—	1,250

Business/Stockholders’ Equity:
Preferred stock, no par value; 1,000 shares authorized; no shares issued and outstanding	—	—
Class A common stock, $.01 par value; 1,500 shares authorized; 122 shares issued and outstanding pro forma as adjusted	—	1
Class B common stock, $.01 par value; 1,000 shares authorized; 278 shares issued and outstanding pro forma as adjusted	—	3
Additional paid-in capital	—	3,647
Owner’s net investment	3,432	—
Non-owner changes to equity	254	—

Total business/stockholders’ equity	3,686	3,651

Total capitalization	$3,695	$4,910

DILUTION

If you invest in our Class A common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of our common stock upon the completion of this offering.

Our net tangible book value as of April 3, 2004 was approximately $3.4 billion, or $12.36 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of pro forma shares of common stock outstanding of approximately 278 million shares. After giving effect to the sale of shares of Class A common stock offered by us in this offering at an assumed initial public offering price of $13.50 per share (the midpoint of the range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and offering expenses payable by us and other pro forma adjustments set forth under “Unaudited Pro Forma Combined Financial Data,” our net tangible book value, as adjusted, as of April 3, 2004, would have equaled approximately $3.4 billion, or $8.43 per share of common stock. This represents an immediate decrease in net tangible book value of $3.93 per share to Motorola, as our sole stockholder prior to this offering, and an immediate dilution in net tangible book value of $5.07 per share to new investors purchasing shares in this offering. If the initial public offering price is higher or lower, the dilution to new investors will be greater or less, respectively. The following table illustrates this per share dilution.

Assumed initial public offering price per share		$13.50
Net tangible book value per share as of April 3, 2004	$12.36
Decrease in net tangible book value per share attributable to this offering	(3.93)

Net tangible book value per share after this offering		8.43

Dilution per share to new investors		$5.07

The following table as of April 3, 2004 summarizes the differences between Motorola and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect an assumed initial public offering price of $13.50 per share (the midpoint of the range set forth on the cover page of this prospectus).

(in millions except percentages and per share data)	Shares Purchased		Percentage of Voting Rights	Total Consideration		Average Price per Share
	Number	Percentage		Amount	Percentage
Motorola	278	69.6%	92.0%	$2,089	56.0%	$7.50
New Investors	122	30.4	8.0	1,642	44.0	13.50

Total	400	100.0%	100.0%	$3,731	100.0%	9.33

If the underwriters fully exercise their option to buy additional shares from us, the number of shares of Class A common stock held by new investors will increase to approximately 140 million shares, or approximately 35.0% of our total outstanding common stock and approximately 9.7% of the total voting power of our common stock. At the same time, the number of shares of Class B common stock owned by Motorola will be reduced to approximately 260 million, or approximately 65.0% of our total outstanding common stock and approximately 90.3% of the total voting power of our common stock.

There will be no options outstanding to purchase shares of our common stock prior to this offering. In connection with this offering, certain of our employees will be awarded initial stock option grants to purchase shares of our Class A common stock and restricted stock units. A total of approximately 18 million shares, or 4.5%, of our outstanding common stock will be issuable upon the exercise of the options and the vesting of the restricted stock units. The stock options will vest over three years, and the restricted stock units will vest over four years. The exercise price per share of these stock options will be equal to the initial public offering price of our Class A common stock. Additionally, it is currently anticipated that all unvested Motorola stock options held by our employees on the date Motorola distributes its remaining interest in us to its common stockholders will be converted into stock options to purchase our Class A common stock. Based upon the number of options outstanding as of December 31, 2003, we anticipate that the number of these options will approximate 23.6 million. The stock options, as converted, would have the same vesting provisions, option periods and other terms and conditions as the Motorola options they replaced, except to the extent otherwise provided under local law. The number of shares and exercise price of each stock option would be adjusted so that each Freescale Semiconductor option will have the same ratio of exercise price per share to market value per share, and the same aggregate difference between market value and exercise price as the unvested Motorola stock options immediately prior to the distribution. In addition, we anticipate issuing shares of restricted stock or restricted stock units following the distribution date to those employees whose grants of Motorola restricted stock or restricted stock units terminate on the distribution date. See “Management—Treatment of Motorola Options.”

SELECTED COMBINED FINANCIAL DATA

You should read the following selected combined financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and the accompanying notes included elsewhere in this prospectus.

The combined statements of operations data reflect the combined operations of Freescale Semiconductor, Inc. and its subsidiaries. We derived the combined statements of operations and cash flows data for the years ended December 31, 2001, 2002 and 2003, and the combined balance sheet data as of December 31, 2002 and 2003, as set forth below, from our audited combined financial statements, which are included elsewhere in this prospectus. We derived the combined statements of operations data for the years ended December 31, 1999 and 2000 and for the three months ended March 29, 2003 and April 3, 2004, and the combined balance sheet data as of December 31, 1999, 2000 and 2001 and March 29, 2003 and April 3, 2004, from our unaudited condensed combined financial statements. In management’s opinion, these unaudited condensed combined financial statements have been prepared on substantially the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the combined financial information for the periods presented. The historical results do not necessarily indicate results expected for any future period.

	Year Ended December 31,					Three Months Ended
	1999	2000	2001	2002	2003	March 29, 2003	April 3, 2004
(in millions)	(Unaudited)	(Unaudited)				(Unaudited)
Combined Statements of Operations Data:
Net sales	$6,536	$7,986	$5,097	$5,001	$4,864	$1,151	$1,396
Cost of sales	4,378	5,210	4,687	3,763	3,451	853	889

Gross margin	2,158	2,776	410	1,238	1,413	298	507

Selling, general and administrative	955	945	656	604	649	110	140
Research and development	1,106	1,352	1,015	993	1,005	260	250
Reorganization of businesses	2	270	613	1,156	63	48	(7)
Separation expenses	—	—	—	—	—	—	9

Operating earnings (loss)	95	209	(1,874)	(1,515)	(304)	(120)	115

Other income (expense):
Interest expense, net	(66)	(99)	(227)	(163)	(114)	(35)	(21)
Gains on sale of investments and businesses, net	14	44	—	15	106	—	41
Other	39	10	(24)	(18)	(7)	(5)	(3)

Total other income (expense)	(13)	(45)	(251)	(166)	(15)	(40)	17

Earnings (loss) from continuing operations before income taxes	82	164	(2,125)	(1,681)	(319)	(160)	132
Income tax expense	60	169	56	86	47	24	26

Earnings (loss) from continuing operations	22	(5)	(2,181)	(1,767)	(366)	(184)	106
Discontinued operations (1):
Earnings from discontinued operations of SCG	105	—	—	—	—	—	—
Gain on sale of SCG	361	—	—	—	—	—	—

Net earnings (loss)	$488	$(5)	$(2,181)	$(1,767)	$(366)	$(184)	$106

Combined Balance Sheet Data:	(Unaudited)	(Unaudited)	(Unaudited)			(Unaudited)
Working capital (deficit) (2)	$(20)	$655	$(229)	$452	$950	$549	$807
Total assets	7,508	9,030	7,108	5,125	4,449	4,983	4,538
Total debt	14	1	265	144	29	122	9
Total business equity	5,433	7,059	5,455	4,024	3,556	3,913	3,686
Supplemental Information:
Capital expenditures	1,505	2,406	613	220	310	43	100
EBITDA (3)	1,282	1,443	(615)	(424)	653	106	343
Net cash provided by (used for) operating activities	1,096	1,133	(97)	(36)	511	48	97
Net cash used for investing activities	(39)	(2,369)	(637)	(188)	(97)	(34)	(24)
Net cash provided by (used for) financing activities	(1,171)	1,297	733	145	(373)	27	(110)

(1)	In August 1999, we completed the sale of the Semiconductor Components Group.
(2)	Working capital (deficit) is calculated as total current assets less total current liabilities.

(3)	We believe that earnings before interest, income taxes, depreciation and amortization (EBITDA) is a useful financial metric to assess our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. Given the significant investments that we have made in the past in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. We believe that EBITDA will provide investors with a useful tool for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures because it eliminates depreciation and amortization expense attributable to our historically higher levels of capital expenditures. The term EBITDA is not defined under generally accepted accounting principles in the U.S., or U.S. GAAP, and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. In addition, EBITDA is impacted by reorganization of businesses and other restructuring-related charges. When assessing our operating performance or our liquidity, you should not consider this data in isolation, or as a substitute for, our net cash from operating activities or other cash flow data that is calculated in accordance with U.S. GAAP. In addition, our EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. A reconciliation of earnings (loss) from continuing operations, the most directly comparable U.S. GAAP measure, to EBITDA for each of the respective periods indicated is as follows:

	Year Ended December 31,					Three Months Ended
(in millions)	1999	2000	2001	2002	2003	March 29, 2003	April 3, 2004
	(Unaudited)	(Unaudited)				(Unaudited)

Earnings (loss) from continuing operations	$22	$(5)	$(2,181)	$(1,767)	$(366)	$(184)	$106	*
Interest expense, net	66	99	227	163	114	35	21
Income tax expense	60	169	56	86	47	24	26
Depreciation expense	1,131	1,140	1,240	1,089	851	229	187
Amortization expense	3	40	43	5	7	2	3

EBITDA	$1,282	$1,443	$(615)	$(424)	$653	$106	$343

*	Includes $51 million of income relating to the reversal of liabilities previously accrued for the potential obligation to reimburse the Chinese government for various exemptions previously received on VAT and duty on imported materials.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

You should read the following unaudited pro forma combined financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and the accompanying notes included elsewhere in this prospectus.

The unaudited pro forma condensed combined statements of operations reflect the combined operations of Freescale and its subsidiaries as if our separation from Motorola and the related transactions described below had occurred as of January 1, 2003.

The unaudited pro forma condensed combined balance sheet reflects the combined operations of our company and our subsidiaries as if our separation from Motorola and the related transactions described below had occurred as of April 3, 2004.

The unaudited pro forma condensed combined financial statements give pro forma effect to:

•	the completion of the contribution in May 2004;

•	the recapitalization of our company, which will be completed prior to the completion of this offering, in which our common stock held by Motorola will be converted into approximately 278 million shares of Class B common stock;

•	the receipt of approximately $1.2 billion from our concurrent notes offering, after deducting debt issuance costs payable by us;

•	the receipt of approximately $1.6 billion from the sale of shares of Class A common stock offered by us at an assumed initial public offering price of $13.50 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the retention by us as of completion of this offering of approximately $750 million in cash and net cash equivalents (i.e., total cash minus total debt, after deducting total debt, including debt resulting from the concurrent notes offering, and the payment of the remaining combined net proceeds from this offering) and the notes offering (estimated as of completion of this offering to be approximately $1.1 billion) to Motorola.

We derived the following unaudited pro forma condensed combined financial statements, set forth below, from our audited combined financial statements for the year ended December 31, 2003 and our unaudited condensed combined financial statements for the three months ended April 3, 2004, each of which is included elsewhere in this prospectus. The unaudited pro forma condensed combined financial statements are not intended to represent what our financial position and results of operations actually would have been had our separation from Motorola and the related transactions described above occurred on the dates indicated or to project our future financial performance.

For the year ended December 31, 2003 and the three months ended April 3, 2004, Motorola allocated costs to our company relating to general corporate expenses, basic research costs, and employee benefits and incentives totaling $404 million and $109 million, respectively. General corporate expenses include costs incurred relating to accounting, treasury, tax, legal, executive oversight, human resources and other services. As of April 4, 2004, we have assumed responsibility for substantially all of these services and the related expenses. We expect the total cost of these services to aggregate approximately $400 million to $415 million in 2004 and approximately $400 million to $420 million in 2005. Included in the estimate for 2004 is approximately $352 million of costs for services that will be provided by Motorola. In addition to the amounts above, we expect to incur approximately $130 million of non-recurring costs associated with our transition to operating as a separate company. We expect substantially all of these costs to be incurred in 2004. The pro forma information is based on the historical Motorola allocation, and we do not believe that the results would have been materially different had we been a stand-alone company for the periods presented.

Freescale Semiconductor, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Combined Statements of Operations

(in millions, except per share amounts)

Year Ended December 31, 2003

	Historical	Adjustments		Pro Forma
Net sales	$4,864			$4,864
Cost of sales	3,451			3,451

Gross margin	1,413			1,413

Selling, general and administrative	649			649
Research and development	1,005			1,005
Reorganization of businesses	63			63

Operating loss	(304)			(304)

Interest expense, net	(114)	114	(B)
		(74	)(C)	(74)
Other income, net	99			99

Loss before income taxes	(319)			(279)
Income tax expense	47	(D	)	47

Net loss	$(366)			$(326)

Loss per share:
Historical basic and diluted (based on 278 shares outstanding)	$(1.32)
Pro forma basic and diluted (based on 400 shares outstanding)		(E	)	$(.82)

Three Months Ended April 3, 2004

	Historical	Adjustments		Pro Forma
Net sales	$1,396			$1,396
Cost of sales	889			889

Gross margin	507			507

Selling, general and administrative	140			140
Research and development	250			250
Reorganization of businesses	(7)			(7)
Separation expenses	9			9

Operating earnings	115			115

Interest expense, net	(21)	21	(B)
		(18)(C)		(18)
Other income, net	38			38

Earnings before income taxes	132			135
Income tax expense	26	(D	)	26

Net earnings	$106			$109

Earnings per share:
Historical basic and diluted (based on 278 shares outstanding)	$.38
Pro forma basic and diluted (based on 400 shares outstanding)		(E	)	$.27

See accompanying notes to unaudited pro forma condensed combined financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Combined Balance Sheet

April 3, 2004

(in millions, except per share amounts)

	Historical	Adjustments		Pro Forma
ASSETS
Cash and cash equivalents	$50	$1,218	(H)	$1,755
		487	(I)
Accounts receivable, net	426			426
Inventories	674			674
Deferred income taxes	20	(3	)(F)	17
Other current assets	258	(27	)(F)	231
Assets held for sale	65			65

Total current assets	1,493			3,168

Property, plant and equipment, net	2,281	13	(F)	2,294
Investments	492	(464	)(F)	28
Other assets	272	32	(H)	304

Total assets	$4,538			$5,794

LIABILITIES AND BUSINESS/STOCKHOLDERS’ EQUITY
Notes payable and current portion of long-term debt	$9			$9
Accounts payable	428	(14	)(F)	414
Accrued liabilities	249	(58	)(F)	191

Total current liabilities	686			614

Long-term debt	—	1,250	(H)	1,250
Long-term deferred income taxes	63	(28	)(F)	35
Other liabilities	103	141	(J)	244

Total liabilities	852			2,143

Business/Stockholders’ Equity
Common stock, $.01 par value Authorized:
Class A— 1,500 shares
Class B— 1,000 shares
Issued and outstanding:
Class A— 122 shares	—	1	(I)	1
Class B— 278 shares	—	3	(G)	3
Additional paid-in capital	—	(381	)(F)	3,647
		3,683	(G)
		486	(I)
		(141	)(J)
Owner’s net investment	3,432	(3,432	)(G)	—
Non-owner changes to equity	254	(254	)(G)	—

Total business/stockholders’ equity	3,686			3,651

Total liabilities and business/stockholders’ equity	$4,538			$5,794

See accompanying notes to unaudited pro forma condensed combined financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to the Pro Forma Condensed Combined Financial Statements

(in millions)

(A)	For the year ended December 31, 2003 and the three months ended April 3, 2004, Motorola allocated costs to us relating to general corporate expenses, basic research costs, and employee benefits and incentives totaling $404 million and $109 million, respectively. General corporate expenses include costs incurred relating to accounting, treasury, tax, legal, executive oversight, human resources and other services. As of April 4, 2004, we have assumed responsibility for substantially all of these services and the related expenses. We expect the total cost of these services to aggregate approximately $400 million to $415 million in 2004 and approximately $400 million to $420 million in 2005. Included in the estimate for 2004 is approximately $352 million of costs for services that will be provided by Motorola. In addition to the amounts above, we expect to incur approximately $130 million of incremental non-recurring costs directly associated with our transition to operating as a separate company, which principally include third-party legal fees, information technology and other consulting services. We expect substantially all of these costs to be incurred in 2004. The historical amounts include the historical Motorola allocation and we do not believe the pro forma results would have been materially different in total had we been a stand-alone company for the periods presented.

(B)	Represents the elimination of interest expense allocated to our combined statements of operations by Motorola for the year ended December 31, 2003 and for the three months ended April 3, 2004. This allocation was based on the ratio of our net assets, excluding debt, to Motorola’s total net assets, excluding debt.

(C)	Represents the estimated interest expense and amortization of debt issuance cost related to $1.25 billion of indebtedness that we expect to issue concurrently with the completion of this offering partially offset by estimated interest income earned on our cash balance. Interest expense was calculated using an annual interest rate of 7.6% and interest income was calculated using an annual interest rate of 1.1%. Our interest expense may be higher or lower depending on the maturity of the debt, timing of repayments of the debt and the then applicable LIBOR rate. A variation of 1.0 percentage point in the interest rate charged on the long-term debt would result in an additional charge of approximately $12 million and $3 million in the interest expense for the year ended December 31, 2003 and the three months ended April 3, 2004, respectively.

(D)	The tax effect of the pro forma adjustments impacting the earnings (loss) before income taxes discussed in (B) and (C) above is calculated using the U.S. effective tax rate of 0% for 2003 and 2004.

(E)	The computation of pro forma basic and diluted earnings (loss) per share is based upon the anticipated 400 million common shares outstanding upon the completion of this offering. Prior to the completion of this offering, there will be no outstanding options to purchase shares of our common stock or other potentially dilutive securities outstanding. In connection with the offering, certain employees will be awarded initial stock option grants to purchase shares of our stock or other equity-based awards. The number of initial stock option grants and restricted stock units is anticipated to be approximately 12 million and 6 million, respectively, after the offering is complete and are excluded from the pro forma earnings (loss) per share computation. At the date of the planned distribution of our common stock by Motorola to its shareholders, unvested stock options outstanding under Motorola’s stock-based compensation plans that are held by our employees are currently expected to be converted to options to purchase shares of Class A common stock of our company. The number of options for shares of our company resulting from this conversion will be based on the exercise price of the Motorola stock options and the market value of both Motorola and our company at that date.

(F)

During May 2004, we completed the contribution from Motorola. Certain assets and obligations of the semiconductor business were not transferred to our company. Such assets and obligations included investments in the stock of Semiconductor Manufacturing International Corporation

(SMIC) and Phenitec ($464 million in the aggregate); deferred tax assets ($3 million); other current assets, principally operating tax refunds ($27 million); accounts payable ($14 million); accrued liabilities, primarily payroll related taxes ($58 million) and deferred tax liabilities ($28 million). In addition, certain assets that were not in our historical combined financial statements were transferred to us including property, plant and equipment ($13 million). The impact of the net assets that were not transferred to us is $381 million and is reflected as a reduction in additional paid-in capital.

(G)	Represents the recapitalization of our company in which our common stock held by Motorola will be converted into approximately 278 million shares of Class B common stock. In connection with this recapitalization of our company, the amount of Motorola’s net investment in our company, including intercompany debt which was recorded in business equity as “Owner’s net investment” in our combined financial statements was reclassified to additional paid-in capital.

(H)	Represents the receipt of net proceeds of approximately $1.2 billion from our concurrent note offering after deducting debt issuance costs of approximately $32 million. Such note offering is expected to consist of floating rate notes maturing in 2009, and two series of fixed rate notes maturing in 2011 and 2014, respectively.

(I)	Represents the receipt by our company of $487 million, representing the estimated net proceeds of approximately $1.6 billion from the sale of approximately 122 million shares of our Class A common stock in this offering less the payment of approximately $1.1 billion to Motorola in connection with our corporate reorganization.

(J)	Represents the assumption of the post-retirement health care benefit obligation of $214 million relating to all eligible retired, active vested and active participants who vest within the three year period following the distribution date related to our business and the receipt of $73 million in cash or other assets acceptable to Motorola and us as permitted by law without adverse tax consequences to Motorola.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read together with the selected combined financial and operating data and the accompanying combined financial statements and notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Market Data.”

Overview

Our Separation from Motorola.  On October 6, 2003, Motorola announced its intention to separate its semiconductor operations into a publicly-traded company. We were incorporated in Delaware on December 3, 2003 to effect the separation, and currently are a wholly owned subsidiary of Motorola. We had no material assets or activities as a separate corporate entity until the contribution to us by Motorola of the businesses described in this prospectus. Motorola conducted such businesses through various divisions and subsidiaries, principally representing its Semiconductor Products Segment. After the completion of this offering, Motorola will own all of our outstanding shares of Class B common stock, representing 69.6% of the outstanding shares of our common stock and 92.0% of the total voting power of our common stock. Motorola has advised us that it intends to distribute its remaining ownership interest in us to common stockholders of Motorola by the end of 2004. The distribution is expected to take the form of a spin-off in which Motorola distributes all of our common stock that it owns through a special dividend to Motorola common stockholders. We cannot assure you that the distribution will occur by that date or that it will occur at all. In addition, we have entered into separation agreements with Motorola prior to this offering. These agreements govern various interim and ongoing relationships between Motorola and us following the completion of this offering. For a discussion of the terms and conditions of the distribution, as well as a description of our separation agreements with Motorola, see “Arrangements Between Freescale Semiconductor and Motorola.”

Our Business.  We are a leading global semiconductor company focused on providing embedded processing and connectivity products to large, high-growth markets. We currently focus on providing products to the automotive, networking and wireless communications industries. Examples of embedded processors include microcontrollers, digital signal processors and communications processors. In addition to our embedded processors, we also offer a portfolio of complementary devices that facilitate connectivity between products, across networks and to real-world signals, such as sound, vibration and pressure. These complementary devices include sensors, radio frequency semiconductors, power management and other analog and mixed-signal integrated circuits. Through the combination of our embedded processors and complementary products, we are further able to offer our customers platform-level products, which incorporate both semiconductors and software. We believe that the ability to offer platform-level products will become increasingly important to long-term success in many markets within the semiconductor industry.

Our Business Groups.  We operate our business through our three primary groups: the Transportation and Standard Products Group (TSPG), the Networking and Computing Systems Group (NCSG) and the Wireless and Mobile Solutions Group (WMSG). Each of these groups is a reportable segment. TSPG provides products for the automotive electronics, industrial and other markets. NCSG supplies products to the wired and wireless infrastructure and computing markets. WMSG provides products for wireless mobile devices. In addition to these three segments, we have an Other business segment that includes all of our other operations.

Revenues and Expenses.  Our revenues are derived from the sale of our embedded processing and connectivity products and the licensing of our intellectual property. Our business segments include both product and intellectual property revenues associated with the activities of each of the respective segments.

We currently manufacture a substantial portion of our products internally at our seven wafer fabrication facilities and two assembly and test facilities. We track our inventory and cost of sales by using standard costs that are reviewed at least once a year and are valued at the lower of cost or market value. For the purposes of segment reporting, cost of sales for each segment reflects standard costs, adjustments to inventory balances and valuation and an allocation of manufacturing variances incurred on a plant-by-plant basis. The primary user of each wafer fabrication facility is allocated the capacity and inefficiency variances for the facility. The exceptions to this are (1) our MOS-13 wafer fabrication facility, for which manufacturing variances are divided among all our business segments based upon planned usage, and (2) start-up facilities such as the Crolles facility which are allocated to the Other segment. Assembly and final test costs are allocated to the business segments on an actual cost basis.

Our gross margin is greatly influenced by our utilization. Utilization refers only to our wafer fabrication facilities and is based on the capacity of the installed equipment. As our utilization rate increases, there is significant operating leverage in our business as our fixed manufacturing costs are spread over increased output. Our utilization rate was 82% for the first quarter of 2004 and 68%, 68% and 53% for 2003, 2002 and 2001, respectively. We believe that our optimal utilization level is in the 85% to 90% range. Given our expectations for long-term growth in our key end markets, combined with our focus on product areas in which we currently have or believe that we will have a leading position, we believe that we will be able to achieve our target utilization levels in the future.

Direct expenses incurred by a segment are included in that segment’s results. Shared research and development, sales and marketing, and general and administrative costs are allocated to each segment based upon the specific activities being performed for each segment, where possible. Remaining costs are charged using a specifically identifiable methodology or other reasonable basis of allocation.

State of the Semiconductor Industry.  The semiconductor industry experienced a significant downturn beginning in late 2000. This downturn was led by the communications industries, and, as a result, our net sales declined significantly. According to the Semiconductor Industry Association, overall semiconductor industry revenues declined by 32% from 2000 to 2001. During the same period, our net sales declined by 36%. We underperformed in the overall semiconductor market given our exposure to the networking and wireless markets. In particular, our NCSG and WMSG divisions experienced decreases in net sales from 2000 to 2001 of 46% and 43%, respectively. In the second half of 2003, the semiconductor industry began to recover from this downturn, and we experienced an improvement in our net sales as well.

Since late 2000, the semiconductor industry experienced a transition to both deep submicron process technology and to larger 300 millimeter wafers. This transition resulted in a significant increase in the capital required for new manufacturing equipment and facilities, as well as in related research and development spending. Accordingly, in the semiconductor industry there has been an increase in manufacturing alliances and outsourcing, research and development partnerships and other strategic arrangements.

Our Response to the Downturn and Changes in the Semiconductor Industry. As a result of the downturn in the semiconductor market that began in late 2000, we began implementing a strategy aimed at achieving improvements in future profitability and cash flow performance by:

•	improving our manufacturing and operational efficiencies through (1) the implementation of our asset-light strategy, which resulted in management decisions to reduce our number of manufacturing facilities, and (2) reducing our headcount in selected areas to more appropriately align our resources with our market opportunity;

•	maximizing our return on research and development spending through the use of partnering and licensing activities designed to both offset research and development spending and to generate revenues from our extensive intellectual property portfolio; and

•	reducing our historical ratio of capital expenditures to sales through the establishment of manufacturing partnerships and outsourcing relationships.

In addition to the above actions, we exited products areas where we did not have, or did not believe that we would have, a leading market position, and product areas that we did not believe would offer meaningful growth opportunities. Through these actions, since the second half of 2000 we have reduced our total number of employees by 11,700 and have seen an improvement in our gross and operating margins in 2003 and the first quarter of 2004.

Challenges that Lie Ahead.  Going forward, our business will be highly dependent on demand for electronic content in automobiles, networking and wireless infrastructure equipment, cellular handsets and other electronic devices. In addition, we operate in an industry that is highly cyclical and subject to constant and rapid technological change, product obsolescence, price erosion, evolving standards, short product life-cycles and wide fluctuations in product supply and demand. Through our efforts to reduce and to streamline our cost structure, we believe that we are better equipped to respond to changes in market conditions and improve our financial performance.

Basis of Presentation

The combined financial statements have been derived from the consolidated financial statements and accounting records of Motorola, principally representing the Semiconductor Products Segment, using the historical results of operations, and historical basis of assets and liabilities of our business. The combined statements of operations include expense allocations for certain corporate functions historically provided to us by Motorola, including general corporate expenses, basic research costs, employee benefits and incentives, and interest expense. These allocations were made on a specifically identifiable basis or using the relative percentages, as compared to Motorola’s other businesses, of net sales, payroll, fixed assets, inventory, net assets excluding debt, headcount or other reasonable methods. We and Motorola considered these allocations to be a reasonable reflection of the utilization of services provided. Our expenses as a separate, stand-alone company may be higher or lower than the amounts reflected in the combined statements of operations. Additionally, Motorola primarily uses a worldwide centralized approach to cash management and the financing of its operations with all related activity between Motorola and our company reflected as business equity transactions in owner’s net investment in our combined balance sheets.

We believe the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements may not necessarily reflect our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone company during the periods presented.

Results of Operations

(in millions)

	Year ended December 31,			Three Months Ended
	2001	2002	2003	March 29, 2003	April 3, 2004
Net sales	$5,097	$5,001	$4,864	$1,151	$1,396
Cost of sales	4,687	3,763	3,451	853	889

Gross margin	410	1,238	1,413	298	507

Selling, general and administrative	656	604	649	110	140
Research and development	1,015	993	1,005	260	250
Reorganization of businesses	613	1,156	63	48	(7)
Separation expenses	—	—	—	—	9

Operating earnings (loss)	(1,874)	(1,515)	(304)	(120)	115

Other income (expense):
Interest expense, net	(227)	(163)	(114)	(35)	(21)
Gains on sales of investments and businesses, net	—	15	106	—	41
Other	(24)	(18)	(7)	(5)	(3)

Total other income (expense)	(251)	(166)	(15)	(40)	17

Net earnings (loss) before income taxes	(2,125)	(1,681)	(319)	(160)	132
Income tax expense	56	86	47	24	26

Net earnings (loss)	$(2,181)	$(1,767)	$(366)	$(184)	$106

Percentage of Net Sales

	Year ended December 31,			Three Months Ended
	2001	2002	2003	March 29, 2003	April 3, 2004
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	92.0	75.2	70.9	74.1	63.7

Gross margin	8.0	24.8	29.1	25.9	36.3

Selling, general and administrative	12.9	12.1	13.3	9.6	10.0
Research and development	19.9	19.9	20.7	22.6	17.9
Reorganization of businesses	12.0	23.1	1.3	4.1	(0.5)
Separation expenses	—	—	—	—	0.6

Operating earnings (loss)	(36.8)	(30.3)	(6.2)	(10.4)	8.3

Total other income (expense)	(4.9)	(3.3)	(0.3)	(3.5)	1.2

Net earnings (loss) before income taxes	(41.7)	(33.6)	(6.5)	(13.9)	9.5
Income tax expense	1.1	1.7	1.0	2.1	1.9

Net earnings (loss)	(42.8)	(35.3)	(7.5)	(16.0)	7.6

Three Months Ended April 3, 2004 Compared to Three Months Ended March 29, 2003

Net Sales

Our net sales were $1.4 billion in the first three months of 2004, representing an increase of 21.3% from $1.2 billion in the first three months of 2003. The increase in net sales was primarily due to a 23% volume increase, which was primarily driven by increased demand in the networking and wireless markets partially offset by a 1% decrease in average selling prices driven largely by product mix. By segment, our net sales in the first three months of 2004 compared to the first three months of 2003 increased $49 million, or 8.3% in TSPG, increased by $86 million, or 28.4% in NCSG, increased by $107 million, or 43.3% in WMSG and increased by $3 million, or 25.0%, in Other (which includes our Metrowerks business, sales of wafers to other semiconductor companies and other miscellaneous businesses).

Intellectual property revenue represented 2% of net sales in the first three months of 2004 and approximately 3% of net sales in the first three months of 2003.

Gross Margin

Our gross margin increased to $507 million, or 36.3% of net sales, in the first three months of 2004 compared to gross margin of $298 million, or 25.9% of net sales, in the first three months of 2003. The increase in gross margin was primarily due to the impact of increased net sales of $245 million, which was partially offset by increased costs of production due to higher volumes. Increased factory utilization rates resulted in improved gross margin percentages. In addition, depreciation reductions from prior facility closures and cost reduction actions contributed cost savings of $42 million and $13 million, respectively.

Our utilization rate in the first three months of 2004 reached 82% compared to 66% in the first three months of 2003. This improvement was due to increased manufacturing levels.

Selling, General and Administrative

Our selling, general and administrative expenses were $140 million, or 10.0% of net sales, in the first three months of 2004, compared to $110 million, or 9.6% of net sales, in the first three months of 2003. The increase in selling, general and administrative expenses was primarily due to (1) increased employee incentives of $13 million, (2) higher spending in selling of $9 million and (3) higher spending in general and administrative of $7 million.

Also impacting our selling, general and administrative expenses was the completion of grants related to our China wafer fabrication facility which earned $40 million in the first quarter of 2003 and did not recur in 2004. The first quarter of 2003 was also impacted by several miscellaneous income items aggregating $10 million including gains on asset sales which did not recur at a similar level in 2004. In 2002 we established a provision associated with the potential obligation to reimburse the Chinese government for various exemptions previously received on VAT and duty on imported materials. In the first quarter of 2004 our exemption was extended to SMIC, the acquirer of our China wafer fabrication facility, and $54 million of these potential liabilities were recognized as a reduction to selling, general and administrative expenses.

Research and Development

Our research and development expenditures were $250 million, or 17.9% of net sales, in the first three months of 2004, compared with $260 million, or 22.6% of net sales, in the first three months of 2003. The decrease was primarily due to the impact of cost reduction activities implemented late in the third quarter of 2003, which contributed $12 million of savings.

Reorganization of Businesses

Reorganization of businesses reflected a recovery of $7 million in the first three months of 2004 compared with a charge of $48 million in the first three months of 2003. The $7 million recovery resulted from the reversal of previous accruals due to lower than expected employee separation costs and the completion of decommissioning activities at closed facilities for less cost than originally estimated. The charges in the first three months of 2003 consisted primarily of fixed asset impairments related to the planned closure of a facility in Texas.

Separation Expenses

Separation expenses were $9 million in the first three months of 2004 compared to zero for the first three months of 2003. These incremental, non-recurring costs were directly related to the separation of Freescale into a wholly-owned Motorola subsidiary which include third-party legal fees, information technology and other consulting services. We anticipate recording total separation expenses of approximately $130 million during 2004.

Net Interest Expense

Our net interest expense was $21 million in the first three months of 2004 compared with $35 million in the first three months of 2003. Our net interest expense in the first three months of 2004 included interest expense of $22 million, which was partially offset by interest income of $1 million. Our net interest expense in the first three months of 2003 included interest expense of $35 million with no offsetting interest income. Our interest expense represents the amount allocated from Motorola. This allocation is based on the relative historical percentage of our net assets, included in Motorola’s consolidated financial statements, excluding debt. Interest expense during the three-month period ended April 3, 2004 as compared to the same period of 2003 decreased as a result of lower borrowings by Motorola and a reduction in our net assets from the implementation of our asset-light strategy. Our interest expense as a separate, stand-alone company may be higher or lower than the amounts reflected above.

Gains on Sales of Investments and Businesses

Our gain on sales of investments and businesses was $41 million in the first three months of 2004, compared with no net gain or loss in the first three months of 2003. The net gain in the first three months of 2004 was due to the sale of a portion of our investment in Semiconductor Manufacturing International Corporation (SMIC). Under the terms and provisions of the Master Separation and Distribution Agreement, which identifies the assets to be contributed and transferred by Motorola to us, the remaining investment in SMIC common shares ($390 million at April 3, 2004) was retained by Motorola.

Other

Other expenses were $3 million and $5 million in the first three months of 2004 and 2003, respectively, and were primarily comprised of other than temporary impairments of investments held in private companies accounted for as cost basis investments.

Effective Tax Rate

Our effective tax rate was 20% for the first three months of 2004, representing a $26 million net tax expense, compared to a (15)% effective tax rate, representing a $24 million net tax expense, in the first three months of 2003. Our effective tax rate is less than the statutory rate of 35% primarily due to (1) valuation allowances being recorded against the tax provisions in the U.S. and for certain non-U.S. subsidiaries and (2) the mix of earnings and losses by region and foreign tax rate differentials.

We currently expect the effective tax rate for the full year 2004 to be approximately 20%, as compared to (15)% for the full year 2003. The change in our projected tax rate is due primarily to the change in the mix of earnings and losses by region and foreign tax rate differentials.

The effective tax rate represents our tax rate on a separate return basis.

Earnings (Loss)

We earned a profit before income taxes of $132 million in the first three months of 2004, compared to a loss of $160 million in the first three months of 2003. After taxes we earned a net profit of $106 million in the first three months of 2004, compared to a net loss of $184 million in the first three months of 2003.

The increase in earnings before income taxes in the first quarter of 2004 was primarily due to the $245 million increase in net sales, a $42 million decrease in depreciation expense primarily from facility closures, and a $25 million savings from cost reduction actions partially offset by increased production expenses and a $30 million increase in selling, general and administrative expenses.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Sales

Our net sales were $4.9 billion in 2003, which was a decline of 2.7% from $5.0 billion in 2002. Our net sales to Motorola in 2003 were $1.0 billion, compared to $1.1 billion in 2002. The decline in net sales was primarily due to a 12% reduction in volume, which was partially offset by a 9% increase in average selling prices, driven largely by product mix. By segment, our net sales in 2003 compared to 2002 increased $66 million, or 2.9%, in TSPG, declined by $55 million, or 4.0%, in NCSG, declined by $117 million, or 9.4%, in WMSG, and declined by $31 million, or 36.0%, in Other, (which includes our Metrowerks business, sales of wafers to other semiconductor companies and other miscellaneous businesses).

Intellectual property revenue represented 3% of the total net sales in 2003 and 4% in 2002.

Gross Margin

Our gross margin increased to $1.4 billion, or 29.1% of net sales, in 2003, compared to gross margin of $1.2 billion, or 24.8% of net sales, in 2002. The increase in gross margin was primarily due to the impact of cost reduction and factory closure activities. Cost reductions contributed $167 million to our gross margin improvement. Depreciation expense decreased by $200 million due to factory closures, asset impairments and the decline in capital expenditures. These savings were partially offset by a reduction in sales of $137 million and an increase in other manufacturing costs.

Our utilization rate was 68% in both 2003 and 2002. Utilization remained flat from 2002 to 2003, despite improvements in utilization rates in 2003 resulting from wafer fabrication facility closures in 2002 and 2003 which were offset by lower unit sales volume. Additionally, the utilization rate in 2002 improved as a result of increasing inventory levels in advance of factory closures.

At December 31, 2003, we had reduced our total manufacturing facilities to 10, as compared to 12 manufacturing facilities as of December 31, 2002. In January 2004, we completed the sale of our wafer fabrication facility in China to SMIC, reducing our manufacturing facilities to nine (seven wafer fabrication facilities and two assembly and test facilities).

Selling, General and Administrative

Our selling, general and administrative expenses were $649 million, or 13.3% of net sales, in 2003, compared to $604 million, or 12.1% of net sales, in 2002. The increase in selling, general and administrative expenses was primarily related to (1) an increase in the allocated expenses from Motorola, which were $362 million in 2003 compared to $304 million in 2002, primarily due to our allocation of employment benefit expenses incurred at the Motorola level, and (2) a reduction in investment incentives received in China which were $92 million in 2002 and $40 million in 2003. These increases were partially offset by (1) a charge taken in 2002 related to a potential obligation to repay $80 million relating to incentives previously received in China, and (2) benefits from our cost-reduction activities, primarily due to a 6% reduction in general and administrative headcount.

Research and Development

Our research and development expenses were $1.0 billion for both 2003 and 2002, or 20.7% of net sales in 2003, compared to 19.9% of net sales in 2002. The increase as a percentage of net sales was primarily due to the impact of lower net sales in 2003 compared with 2002.

Additional cost reduction actions were initiated starting late in the third quarter of 2003 to consolidate research and development design centers globally, which is expected to result in improved research and development effectiveness. These initiatives are expected to produce $41 million in annualized savings.

Reorganization of Businesses

We recorded net total reorganization of businesses charges of $85 million in 2003, including a $63 million charge reflected in the combined statements of operations under reorganization of businesses and a $22 million charge reflected in Cost of sales. These costs are primarily related to severance costs associated with a company-wide personnel reduction and fixed asset impairments relating to an Austin, Texas manufacturing facility. We recorded net total reorganization of businesses charges of $1.2 billion in 2002. These costs were primarily fixed-asset impairments associated with the consolidation of manufacturing facilities in Arizona, China and Scotland. These charges are discussed in further detail in “—Reorganization of Businesses Programs.”

Beyond 2003, we expect the reorganization of business programs specifically relating to employee severance that were implemented during 2003 to provide annualized cost savings of approximately $111 million.

Net Interest Expense

Our net interest expense was $114 million in 2003, compared to $163 million in 2002. Our net interest expense in 2003 included interest expense of $115 million, which was partially offset by interest income of $1 million. Our net interest expense in 2002 included interest expense of $167 million, which was partially offset by interest income of $4 million. Our interest expense represents the amount allocated from Motorola. This allocation is based on the relative historical percentage of our net assets, included in Motorola’s consolidated financial statements, excluding debt, to Motorola’s consolidated total net assets, excluding debt. Our interest expense as a separate, stand-alone company may be higher or lower than the amounts reflected above.

Gains on Sales of Investments and Businesses

Our gain on sales of investments and businesses was $106 million in 2003, generated largely from the sale of our ON Semiconductor note receivable and stock compared to $15 million in 2002. Our 2002 net gains primarily related to the reversal of accruals resulting from the expiration of the indemnification period related to the prior sale of the Semiconductor Components Group.

Other

Other expenses were $7 million in 2003 and were primarily comprised of the impairment of a cost-basis investment. Other expenses were $18 million in 2002, consisting primarily of $23 million in cost-basis investment impairment charges offset by $4 million in equity of net earnings of affiliated companies and $1 million in gains on foreign currency transactions.

Effective Tax Rate

Our effective tax rate was (15)% in 2003, representing a $47 million net tax expense, compared to a (5)% effective tax rate, representing an $86 million net tax expense, in 2002. Our effective tax rate is less than the statutory rate of 35% primarily due to (1) valuation allowances being recorded against the tax provisions in the U.S. and for certain non-U.S. subsidiaries and (2) the mix of earnings and losses by region and foreign tax rates. The change in our tax rate from 2002 to 2003 is primarily due to the change in the mix of earnings and losses by region and differences in foreign tax rates differentials.

The effective tax rate represents our tax rate on a separate return basis.

Loss

We incurred a loss before income taxes of $319 million in 2003, compared to $1.7 billion in 2002. After taxes, we incurred a net loss of $366 million in 2003, compared to $1.8 billion in 2002.

The increase in earnings before income taxes in 2003 was primarily due to (1) a $1.1 billion decrease in reorganization of businesses charges due to charges that occurred in 2002 that did not occur in 2003, (2) a $49 million decrease in net interest expense, (3) a $175 million improvement in our gross margin and (4) a $91 million increase in gains on sales of investments, which was partially offset by an increase of $12 million in our research and development expenses and a $45 million increase in selling, general and administrative expenses.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales

Our net sales were $5.0 billion in 2002, which was a decline of 1.9% from $5.1 billion in 2001. Our net sales to Motorola were $1.1 billion in both 2002 and 2001. The decline in net sales from 2002 to 2001 was primarily due to significant volume decreases of 14% in NCSG, which were partially offset by volume increases of 3% in TSPG. Our net sales for 2002 compared to 2001 increased $78 million, or 3.5%, in TSPG, declined by $211 million, or 13.4%, in NCSG, increased $161 million, or 14.9%, in WMSG and declined by $124 million, or 59.0%, in our Other group.

Intellectual property revenue represents 4% of the total net sales in 2002, compared to 3% of the total net sales in 2001.

Gross Margin

Our gross margin increased to $1.2 billion, or 24.8% of net sales, in 2002, compared to our gross margin of $410 million, or 8.0% of net sales, in 2001. The increase in gross margin was due to higher utilization in advance of factory closures, a decrease in reorganization of business charges of $237 million, cost reductions of approximately $100 million due primarily to a direct labor headcount decrease, a reduction in depreciation of $102 million due to the closure of facilities, the impairment of a manufacturing facility in June 2002 and the decline in capital expenditures.

Our utilization increased to 68% in 2002 from 53% in 2001 in order to build inventory in advance of the factory closures. These activities resulted in an increase to inventory levels compared with 2001.

These savings were partially offset by a $96 million decline in sales and an increase in other manufacturing costs.

Selling, General and Administrative

Our selling, general and administrative expenses were $604 million, or 12.1% of net sales, in 2002, compared to $656 million, or 12.9% of net sales, in 2001. The decrease in selling, general and administrative expenses was primarily related to (1) benefits from our cost-reduction activities, primarily due to an 11% reduction in selling, general and administrative headcount and (2) a $19 million decrease in expenses allocated from Motorola, which were partially offset by an $80 million charge relating to incentives previously received and associated with impaired facilities in 2002.

Research and Development

Our research and development expenditures declined by 2.2% to $993 million, or 19.9% of net sales, in 2002, compared to $1.0 billion, or 19.9% of net sales, in 2001. The reduction was due primarily to cost-reduction actions associated with a reduction in headcount of approximately 500 employees beginning in the fourth quarter of 2001 and throughout 2002, partially offset by a $25 million increase in expenses allocated from Motorola.

Reorganization of Businesses

Our total reorganization of businesses charges were $1.1 billion in 2002, including $1.2 billion reflected in the combined statements of operations under reorganization of businesses and $9 million in net reversal of reorganization of business charges included in Cost of sales. These 2002 charges were primarily the fixed asset impairment charges associated with the consolidation of manufacturing facilities in Arizona, China and Scotland. Our total reorganization of businesses charges in 2001 were $841 million, including $613 million reflected under Reorganization of businesses and $228 million included in Cost of sales. These 2001 charges primarily included fixed asset impairments and severance benefit costs resulting from the consolidation of manufacturing facilities in Texas, Arizona, Hong Kong and Japan, as well as company-wide headcount reductions. These charges are discussed in further detail in “—Reorganization of Businesses Programs.”

Net Interest Expense

Our net interest expense was $163 million in 2002, compared to $227 million in 2001. Our net interest expense in 2002 included interest expense of $167 million, which was partially offset by interest income of $4 million. Our net interest expense in 2001 included interest expense of $231 million, which was partially offset by interest income of $4 million. Our interest expense includes $163 million and $240 million representing interest costs allocated from Motorola for 2002 and 2001, respectively, and is net of capitalized interest of $12 million in 2001. This allocation is based on the relative historical percentage of the our net assets included in Motorola’s consolidated financial statements, excluding debt, to Motorola’s consolidated total net assets, excluding debt. Our interest expense as a separate, stand-alone company may be higher or lower than the amounts reflected above.

Gains on Sales of Investments and Businesses

Our gains on sales of investments and businesses were $15 million in 2002. There were no gains in 2001. Our 2002 net gains primarily related to the reversal of accruals resulting from the expiration of the indemnification period related to the prior sale of the Semiconductor Components Group.

Other

Other expenses were $18 million in 2002, compared to $24 million in 2001. Expenses classified as Other in 2002 consist of cost-basis investment impairment charges of $23 million, which were partially offset by equity earnings in affiliated companies of $4 million and $1 million in gains on foreign currency transactions. Expenses classified as Other in 2001 consist of $22 million in cost-basis investment impairment charges, and equity losses of $2 million.

Effective Tax Rate

Our effective tax rate was (5)% in 2002, representing an $86 million net tax expense. The effective tax rate was (3)% in 2001, representing a $56 million net tax expense. Our 2002 effective tax rate is less than the 35% statutory rate primarily due to (1) valuation allowances being recorded against the tax provisions in the U.S. and for certain non-U.S. subsidiaries and (2) the mix of earnings and losses by region and foreign tax rate differentials. The change in our tax rate from 2002 to 2001 is primarily due to the change in the mix of earnings and losses by region and foreign tax rate differentials.

The effective tax rate represents our tax rate on a separate return basis.

Loss

We incurred a loss before income taxes of $1.7 billion in 2002, compared to a loss before income taxes of $2.1 billion in 2001. After taxes, we incurred a net loss of $1.8 billion in 2002 compared to $2.2 billion in 2001.

The $444 million decline in the loss before income taxes in 2002 was primarily due to (1) an $828 million improvement in gross margin, (2) a $64 million decrease in interest expense, (3) a $52 million decrease in selling, general and administrative expenditures and (4) a $22 million reduction in our research and development expenditures, which were partially offset by a $306 million increase in reorganization of businesses charges which consist primarily of fixed asset impairments.

Reorganization of Businesses Programs

As a result of the downturn in the semiconductor market that began in late 2000, we began implementing a strategy aimed at achieving improvements in future profitability and cash flow performance by:

•	improving manufacturing and operational efficiencies;

•	maximizing the return on research and development; and

•	reducing our ratio of capital expenditures to sales.

This strategy resulted in a series of actions to consolidate and exit certain manufacturing and technology operations. We decided to focus our internal manufacturing capacity on leading-edge and specialty technologies, while replacing internal manufacturing capacity by outsourcing an increasing percentage of production to foundries and assembly and test providers. These reorganization activities resulted in the reduction of our total manufacturing facilities to nine at April 3, 2004, as compared to 22 manufacturing facilities at January 1, 2001. Of the nine manufacturing facilities at April 3, 2004, seven are wafer fabrication facilities and two are assembly and test facilities.

Over the same period, and in response to continual weak market conditions, we reduced our general and administrative and research and development costs which resulted in employee separation costs. We recorded charges for these actions each time we prepared a restructuring plan and obtained approval from our management.

Over time, management anticipates that as a result of the strategic actions identified above, our cost base will become more variable. Specifically, by replacing internal manufacturing capacity through the outsourcing of an increasing percentage of production to foundries and assembly and test providers, we expect to be able to limit future capital expenditures to approximately 10% of sales compared to 30% of sales in 2000 and 23% of sales in 1999, the years prior to initiating these strategic actions. These activities are expected to replace the need to construct new wholly owned wafer fabrication facilities, which can require an investment in excess of $2.0 billion per facility.

We measure the impairment to be recognized from assets to be held and used as the amount by which the carrying value of the assets exceeds the fair value of the assets. The fair value of the assets is the quoted market price, if available, or the value of the assets calculated using valuation techniques that we believe are most appropriate under the circumstances, including discounted cash flow analysis. To compute the estimated expected future cash flows on a discounted and undiscounted basis, we group assets at the lowest level for which there are identifiable cash flows. We base our estimates of future cash flows on historical and current financial results and management’s best estimates of future operating trends. The cash flows are discounted using a rate determined by management to be commensurate with the risk inherent in our current business model or prevailing market rates of investment securities. Cash inflows and outflows are projected until the operations will cease or significant capital re-investment would be required to continue operations, whichever is shorter. In evaluating assets held for use for impairment, we also consider whether the events that triggered the impairment analysis give rise to a change in the estimated useful lives of the associated assets. Asset useful lives are adjusted when appropriate.

We recorded provisions for employee separation costs and exit costs based on estimates prepared each time we prepared a restructuring plan and obtained approval from our management. Exit costs primarily consist of facility closure costs. Employee separation costs consist primarily of severance. At each reporting date, we evaluate our accruals for exit costs and employee separation to ensure that the accruals are still appropriate. In certain circumstances, accruals are no longer required because of efficiencies in carrying out the plans or because employees previously identified for separation resigned from our company unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were initiated. We reverse accruals to income when it is determined they are no longer required.

The plans are summarized into two categories: discontinuation of product lines and manufacturing and administrative consolidations.

We have further classified our restructuring activities into the following initiatives:

Discontinuation of product lines: Included the usage and adjustments of previously accrued exit costs related to the wafer fabrication facilities in the United States and Europe.

U.S. manufacturing: Included the closure of three wafer fabrication facilities, one assembly and test facility and the reduction in manufacturing personnel at our remaining U.S. factories.

Asia manufacturing: Included the closure of one wafer fabrication facility and two assembly and test facilities.

Europe manufacturing: Included the closure of one wafer fabrication facility along with the reduction in manufacturing personnel at our remaining European factories.

General and administrative/Research and development: Several initiatives were taken to reduce our general and administrative and research and development costs in line with our significantly declining sales. These actions included outsourcing of functions, reduction of management layers and the consolidation of design centers.

Three Months Ended April 3, 2004

For the three months ended April 3, 2004, we recorded reversals of $(8) million, of which $(1) million was included in Cost of sales and $(7) million was recorded under Reorganization of businesses in our condensed combined statements of operations. The aggregate $(8) million net reversal is comprised of the following:

	Exit Costs (Reversals)	Employee Separations	Asset Writedowns (Decommissioning reversals)	Total
Manufacturing and administrative consolidations	$—	$(2)	$(6)	$(8)

Manufacturing and Administrative Consolidations

There were no additional charges for the three months ended April 3, 2004. Accruals established prior to 2004 were reversed ($8 million) for reserves to cover decommissioning costs which are no longer needed due to the sale of the related facility and employee separation costs for approximately 50 employees previously identified for separation who resigned from the Company unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were approved.

Reorganization of Businesses Accruals

In 2003, we completed all exit cost activities and expended all of the amounts previously accrued. No additional accruals were taken in the three months ended April 3, 2004.

The following table displays a roll-forward of the accruals established for employee separation costs from January 1, 2004 to April 3, 2004.

		2004 Additional Charges		2004 Adjustments		2004 Amounts Used	Accruals at April 3, 2004
Employee Separation Costs	Accruals at January 1, 2004	Cost of Sales	Reorg of Business	Cost of Sales	Reorg of Business
U.S. manufacturing	$4	$—	$—	$—	$—	$(3)	$1
Asia manufacturing	2	—	—	—	—	(1)	1
Europe manufacturing	4	—	—	—	—	(3)	1
General and administrative/Research and development	22	—	—	—	(2)	(16)	4

Total	$32	$—	$—	$—	$(2)	$(23)	$7

Related headcount	200	—	—	—	(50)	(100)	50

At January 1, 2004, we had an accrual of $32 million for employee separation costs, representing the severance costs for approximately 200 employees, of which 90 were manufacturing employees and 110 were non-manufacturing employees.

During the three months ended April 3, 2004, 100 employees were separated from our company. The $23 million used in 2004 reflects cash payments to these separated employees. The 2004 adjustments of $2 million represent employee separation costs for approximately 50 employees previously identified for separation who resigned from our company unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were approved. The remaining accrual of $7 million, which is included in Accrued liabilities in our condensed combined balance sheet, is expected to be paid to 50 separated employees throughout the remainder of 2004.

Three Months Ended March 29, 2003

For the three months ended March 29, 2003, our company recorded net charges of $47 million, of which a $(1) million reversal was included in Cost of sales and $48 million was recorded as Reorganization of businesses in our condensed combined statements of operations. The aggregate $47 million net charge is comprised of the following:

	Exit Costs	Employee Separations	Asset Writedowns	Total
Manufacturing and administrative consolidations	$—	$2	$45	$47

Manufacturing and Administrative Consolidations

Our company’s actions to consolidate manufacturing operations and to implement strategic initiatives to streamline our global organization resulted in additional charges of $47 million for the three months ended March 29, 2003. These charges consisted of $15 million for company-wide employee separation costs and $48 million for the impairment of facilities in Arizona and Texas and equipment classified as held-for-sale. These charges were offset by reversals of $13 million for previously expected employee separation accruals as well as for the reversal of $3 million of asset impairments previously established to cover assets held for sale which were placed back in service.

Reorganization of Businesses Accruals

The following table displays a roll-forward of the accruals established for employee separation costs from January 1, 2003 to March 29, 2003:

Employee Separation Costs	Accruals at January 1, 2003	2003 Additional Charges		2003 Adjustments		2003 Amounts Used	Accruals at March 29, 2003
		Cost of Sales	Reorg of Business	Cost of Sales	Reorg of Business
(in millions)
U.S. manufacturing	$17	$12	$—	$(1)	$—	$(17)	$11
Asia manufacturing	30	—	—	(12)	—	(18)	—
Europe manufacturing	12	—	—	—	—	(2)	10
General and administrative/Research and development	24	—	3	—	—	(7)	20

Total	$83	$12	$3	$(13)	$—	$(44)	$41

Related headcount	1,800	400	100	(100)	—	(1,400)	800

At January 1, 2003, our company had an accrual of $83 million for employee separation costs, representing the severance costs for approximately 1,800 employees of which 1,400 were manufacturing employees and 400 were non-manufacturing employees.

During the three months ended March 29, 2003, 1,400 employees were separated from the Company. The $44 million used in 2003 reflects cash payments to these separated employees. The 2003 adjustments of $13 million represent employee separation costs for 100 employees previously identified for separation who resigned unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were approved. The remaining accrual of $41 million, which is included in accrued liabilities, was paid to 800 separated employees throughout the remainder of 2003.

Year Ended December 31, 2003

In 2003, in response to continued operating losses, we took additional action to reduce both general and administrative and research and development headcount. Additional headcount reductions were approved for the remaining factories in the U.S., Europe and Asia, along with the outsourcing of certain information technology functions and the consolidation of design centers.

For the year ended December 31, 2003, we recorded net charges of $85 million, of which $22 million were included in Cost of sales and $63 million were recorded under Reorganization of businesses in our combined statements of operations. The aggregate $85 million net charge is comprised of the following:

	Exit Costs (Reversals)	Employee Separations	Asset Writedowns (Decommissioning reversals)	Total
Discontinuation of product lines	$(1)	$—	$(8)	$(9)
Manufacturing and administrative consolidations	(5)	74	25	94

	$(6)	$74	$17	$85

Discontinuation of Product Lines

For the year ended December 31, 2003, we reversed $8 million of reserves previously established primarily to cover facility decommissioning costs which are no longer needed, following the final closure and sale of those facilities.

Manufacturing and Administrative Consolidations

The Company’s actions to consolidate manufacturing operations and to implement strategic initiatives to streamline our global organization resulted in additional charges of $141 million for the year ended December 31, 2003. These charges consisted primarily of $93 million for company-wide employee separation costs and $48 million for the impairment of a facility in Texas and equipment classified as held-for-sale. These charges were offset by reversals of $47 million consisting of $19 million for previously expected employee separation accruals and $23 million for reserves previously established to cover decommissioning costs which are no longer needed due to the sale of a facility and lower actual decommissioning costs at closed sites as well as $5 million reversal of exit costs.

Reorganization of Businesses Accruals

The following table displays a roll-forward of the accruals established for exit costs from January 1, 2003 to December 31, 2003:

	Accruals at January 1, 2003	2003 Adjustments	2003 Amounts Used	Accruals at December 31, 2003
Exit Costs
(in millions)
Discontinuation of product lines	$3	$(1)	$(2)	$—
Asia manufacturing	5	(5)	—	—

Total	$8	$(6)	$(2)	$—

In 2003, we used $2 million of exit cost accruals and reversed $6 million of accruals no longer required primarily due to the sale of a facility previously planned to be closed.

The following table displays a roll-forward of the accruals established for employee separation costs from January 1, 2003 to December 31, 2003:

Employee Separation Costs	Accruals at January 1, 2003	2003 Additional Charges		2003 Adjustments		2003 Amounts Used	Accruals at December 31, 2003
		Cost of Sales	Reorg of Business	Cost of Sales	Reorg of Business
(in millions)
U.S. manufacturing	$17	$21	$—	$(1)	$—	$(33)	$4
Asia manufacturing	30	3	—	(12)	—	(19)	2
Europe manufacturing	12	11	—	—	—	(19)	4
General and administrative/Research and development	24	—	58	—	(6)	(54)	22

Total	$83	$35	$58	$(13)	$(6)	$(125)	$32

Related headcount	1,800	700	800	(300)	(100)	(2,700)	200

At January 1, 2003, we had an accrual of $83 million for employee separation costs, representing the severance costs for approximately 1,800 employees, of which 1,400 were manufacturing employees and 400 were non-manufacturing employees. The 2003 additional charges of $93 million represent the severance costs for approximately an additional 1,500 employees, of which 700 were manufacturing employees and 800 were non-manufacturing employees. Manufacturing employees are primarily non-supervisory production employees and production managers.

During the year ended December 31, 2003, approximately 2,700 employees were separated from our company. The $125 million used in 2003 reflects cash payments were made to these separated employees. The remaining accrual of $32 million, which is included in Accrued liabilities in our combined balance sheet, is expected to be paid to approximately 200 separated employees throughout the first two quarters of 2004. The 2003 adjustments of $19 million represent employee separation costs for approximately 400 employees previously identified for separation who either voluntarily resigned from the company and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were approved; approximately 300 were manufacturing employees and 100 were non-manufacturing employees.

Beyond 2003, we expect the reorganization of businesses programs implemented during 2003 to provide annualized cost savings of approximately $111 million, representing $37 million of savings in cost of sales, $41 million of savings in research and development, and $33 million of savings in selling, general and administrative.

Year Ended December 31, 2002

In 2002, our management approved additional actions to further streamline manufacturing operations and further reduce non-manufacturing headcount. Management approved a plan to close a facility in Scotland. We also reduced research and development headcount as a result of pooling resources in connection with the joint alliance with STMicroelectronics and Philips Electronics.

For the year ended December 31, 2002, we recorded net charges of $1.1 billion, of which $9 million of net reversals was included in Cost of sales and $1.2 billion of net charges were recorded under Reorganization of businesses in our combined statements of operations. The aggregate $1.1 billion net charge is comprised of the following:

	Exit Costs	Employee Separations	Asset Writedowns	Total
Manufacturing and administrative consolidations	$—	$2	$1,145	$1,147

Our actions to consolidate manufacturing operations and streamline our global organization resulted in a charge of $1.1 billion in 2002. The 2002 charges primarily related to consolidation of manufacturing capacity at the Chandler, Arizona wafer fabrication facilities ($493 million) and decision to sell the Tianjin, China and the Dunfermline, Scotland wafer fabrication facilities ($486 million and $143 million, respectively), resulting from the significant reduction in the Company’s sales and implementation of the Company’s asset-light strategy. Due to further deterioration in the market for manufacturing facilities, additional charges ($25 million) were also recorded for the Mesa, Arizona and Austin, Texas sites that had been previously impaired and which the Company was trying to sell. The Company also recognized an impairment as a result of decisions to sell equipment considered excess as a result of continued decreases in sales ($34 million). During 2002, the Company reversed asset impairments ($36 million) previously recognized as a result of the decision to retain test facilities in Arizona and Texas in response to a revised plan for these sites.

Reorganization of Businesses Accruals

The following table displays the roll-forward of the accruals established for exit costs from January 1, 2002 to December 31, 2002:

Exit Costs	Accruals at January 1, 2002	2002 Amounts used	Accruals at December 31, 2002
(in millions)
Discontinuation of product lines	$3	$—	$3
U.S. manufacturing	1	(1)	—
Asia manufacturing	5	—	5

Total	$9	$(1)	$8

The 2002 amount used of $1 million reflects cash payments of $1 million. Of the remaining accrual of $8 million, which is included in Accrued liabilities in our combined balance sheets, we utilized $2 million of the accrual and reversed $6 million in 2003 primarily due to the sale of a facility previously planned to be closed.

The following table displays the roll-forward of the accruals established for employee separation costs from January 1, 2002 to December 31, 2002:

Employee Separation Costs	Accrual at January 1, 2002	2002 Additional Charges		2002 Adjustments		2002 Amounts Used	Accruals at December 31, 2002
		Cost of Sales	Reorg of Business	Cost of Sales	Reorg of Business
(in millions)
U.S. manufacturing	$72	$—	$—	$(11)	$—	$(44)	$17
Asia manufacturing	73	—	—	(14)	—	(29)	30
Europe manufacturing	2	12	—	(2)	—	—	12
General and administrative/Research
and development	107	—	23	—	(6)	(100)	24

Total	$254	$12	$23	$(27)	$(6)	$(173)	$83

Related headcount	6,000	450	350	(300)	(200)	(4,500)	1,800

At January 1, 2002, we had an accrual of $254 million for employee separation costs, representing the severance costs for approximately 6,000 employees, of whom 4,500 were manufacturing employees and 1,500 were non-manufacturing employees. The 2002 additional charges of $35 million represent the severance costs for approximately an additional 800 employees, of whom 450 were manufacturing employees and 350 were non-manufacturing employees. The 2002 adjustments of $33 million represent employee separation costs that were ultimately not paid for approximately 500 employees previously identified for separation who either voluntarily resigned from our company or were redeployed due to circumstances not foreseen when the original plans were approved, of which approximately 300 were manufacturing employees and 200 were non-manufacturing employees.

During 2002, of the $173 million used, $166 million represents cash payments made to 4,500 separated employees and $7 million represents non-cash benefits. The remaining accrual of $83 million is included in Accrued liabilities in our combined balance sheets.

At December 31, 2002, 1,800 employees remained to be separated from our company, of which 1,400 were separated in 2003 and received severance payments of $65 million. The remaining 400 employees who were originally planned to be separated ultimately did not receive severance payments as they either voluntarily resigned from our company or were redeployed due to circumstances not foreseen when the original plans were approved. We reversed $19 million of accrued severance costs in 2003 related to these employees.

We realized cost saving benefits of approximately $3 million in 2002 from the plans implemented in 2002, represented in selling, general and administrative. Beyond 2002, we expect the reorganization of business programs implemented during 2002 to provide annualized cost savings of approximately $53 million, representing $23 million of savings in costs of sales, $10 million of savings in research and development, and $20 million of savings in selling, general and administrative.

Year Ended December 31, 2001

The Company experienced a significant reduction in its sales in 2001 as part of the downturn of the semiconductor industry that began in the second half of 2000. In response to this decline we initiated a series of actions to consolidate facilities, dispose of excess equipment and reduce headcount. In the third and fourth quarters of 2001, we approved a plan to close our wafer manufacturing facilities in Mesa, Arizona, significantly reduce our assembly and test operations in Texas and Arizona, and dispose of excess equipment. Also in the fourth quarter of 2001, we approved a plan to close the wafer fabrication facility in Sendai, Japan along with its assembly and test operations in Hong Kong and Japan.

In addition, a number of actions were undertaken throughout the year to reduce our general and administrative and research and development costs as a result of significantly declining sales.

For the year ended December 31, 2001, we recorded net charges of $841 million, of which $228 million was included in cost of sales and $613 million was recorded under reorganization of businesses in our combined statement of operations. The aggregate $841 million charge is comprised of the following:

	Exit Costs	Employee Separations	Asset Writedowns	Total
Discontinuation of product lines	$—	$—	$23	$23
Manufacturing and administrative consolidations	12	386	420	818

	$12	$386	$443	$841

Discontinuation of Product Lines

During 2001, we incurred a net charge of $23 million for asset impairments relating to the discontinuation of wafer technologies.

Manufacturing and Administrative Consolidations

Our consolidation of our manufacturing operations and streamlining of our global organization resulted in a net charge of $818 million in 2001. The 2001 charges primarily related to the closure of the wafer fabrication facilities in Mesa, Arizona ($102 million), reduction of the assembly and test operations in Texas and Arizona ($91 million), closure of the wafer fabrication facility in Sendai, Japan ($108 million), closure of the assembly and test operations in both Hong Kong and Japan ($34 million and $20 million, respectively), and the decision to dispose of various equipment ($62 million). Due to continued deterioration of market conditions, additional impairment charges ($23 million) were also taken during 2001 for two facilities for which the Company had an ongoing program to sell.

Reorganization of Businesses Accruals

The following table displays the rollforward of the accruals established for exit costs from January 1, 2001 to December 31, 2001:

Exit Costs	Accruals at January 1, 2001	2001 Additional Charges	2001 Adjustments	2001 Amounts Used	Accruals at December 31, 2001
(in millions)
Discontinuation of product lines	$28	$—	$(1)	$(24)	$3
U.S. manufacturing	—	7	—	(6)	1
Asia manufacturing	—	5	—	—	5
General and administrative/Research and development	—	1	—	(1)	—

Total	$28	$13	$(1)	$(31)	$9

The 2001 amount used of $31 million reflects cash payments of $13 million and non-cash utilization of $18 million. The remaining accrual of $9 million is included in accrued liabilities in our combined balance sheets. In 2002 and 2003, we utilized $3 million of accruals and reversed $6 million primarily due to the sale of a facility previously planned to be closed.

The following table displays the roll-forward of the accruals established for employee separation costs from January 1, 2001 to December 31, 2001:

		2001 Additional Charges
Employee Separation Costs	Accruals at January 1, 2001	Cost of Sales	Reorg of Business	2001 Amounts Used	Accruals at December 31, 2001
(in millions)
U.S. manufacturing	$4	$114	$—	$(46)	$72
Asia manufacturing	—	101	—	(28)	73
Europe manufacturing	—	13	—	(11)	2
General and administrative/Research and development	—	—	158	(51)	107

Total	$4	$228	$158	$(136)	$254

Related headcount	35	7,800	2,500	(4,335)	6,000

The 2001 additional charges of $386 million for employee separation costs represent the severance costs for approximately an additional 10,300 employees, of whom 7,800 were manufacturing employees and 2,500 were non-manufacturing employees. The accrual is for various levels of employees.

During 2001, $136 million of cash payments were made to 4,335 separated employees. The remaining accrual of $254 million is included in accrued liabilities in our combined balance sheet.

At December 31, 2001, 6,000 employees remained to be separated from our company, of which 5,300 were separated in 2002 and 2003 and received severance payments of $208 million. The remaining 700 employees who were originally planned to be separated ultimately did not receive severance payments as they either voluntarily resigned from our company or were redeployed due to circumstances not foreseen when the original plans were approved. We reversed $46 million of accrued severance costs in 2002 and 2003 related to these employees.

We realized cost-saving benefits of approximately $198 million in 2001 from the plans implemented in 2001, representing $99 million of savings in cost of sales, $3 million of savings in research and development, and $96 million of savings in selling, general and administrative. Beyond 2001, we expect the reorganization of businesses programs implemented during 2001 to provide annualized cost savings of approximately $627 million, representing $312 million of savings in cost of sales, $104 million of savings in research and development, and $211 million of savings in selling, general and administrative.

Quarterly Results of Operations (unaudited) (in millions)
	2003				2004
	Q1	Q2	Q3	Q4	Q1
Net sales	$1,151	$1,115	$1,225	$1,373	$1,396
Cost of sales	853	826	854	918	889

Gross margin	298	289	371	455	507
Selling, general and administrative	110	169	185	185	140
Research and development	260	259	244	242	250
Reorganization of businesses	48	(13)	18	10	(7)
Separation expenses	—	—	—	—	9

Operating earnings (loss)	(120)	(126)	(76)	18	115

Other income (expense):
Interest expense, net	(35)	(25)	(34)	(20)	(21)
Gains on sales of investments and businesses, net	—	—	17	89	41
Other	(5)	(1)	1	(2)	(3)

Total other income (expense)	(40)	(26)	(16)	67	17

Earnings (loss) before income taxes	$(160)	$(152)	$(92)	$85	132

Our quarterly financial results can vary due to several factors. Our revenue is impacted by seasonality due to our participation in the automotive and cellular handset semiconductor markets. Automotive manufacturers’ model year changes generally have a negative impact on our third quarter sales. This is partially offset by our sales to cellular handset manufacturers that increase late in the third quarter. Fourth quarter sales are usually strong as cellular handset manufacturers purchase for the holiday season. First quarter sales are usually the lowest due to the drop in cellular handset sales after the holiday season. Our revenue may also be impacted by general market trends and customer-specific circumstances.

Our quarterly financial results can vary because a substantial portion of our costs are fixed. Due to our reorganization of businesses activities and our asset-light strategy, we have seen improvements in our gross margins even with lower sales levels as we have lowered our fixed cost base. This has been largely driven by improvements in factory utilization levels. However, utilization levels may also vary due to changes in inventory levels. In addition, our gross margins are impacted by the timing and amount of our intellectual property revenue because this revenue has significantly higher gross margins compared to product revenue.

	2003				2004
	Q1	Q2	Q3	Q4	Q1
Gross margin %	25.9%	25.9%	30.3%	33.1%	36.3%
Utilization %	66%	64%	66%	74%	82%

Our operating margins are impacted by business reorganization charges as we have adjusted our cost structure to respond to industry conditions. Also impacting our operating earnings are fluctuations in our selling, general and administrative expenses primarily due to the timing of the recognition of grant income. Finally, our operating income will be negatively impacted by separation expenses throughout 2004, which will include third-party legal fees, information and technology and other consulting services.

Liquidity and Capital Resources

As highlighted in the Combined statements of cash flows, our liquidity and available capital resources are impacted by four key components: (1) current cash and cash equivalents, (2) operating activities, (3) investing activities, and (4) financing activities.

Cash and Cash Equivalents

Motorola primarily uses a worldwide, centralized approach to cash management in which cash accounts are principally swept on a daily basis with the financing of its operations and the related activity between our company and Motorola is reflected as business equity transactions in Owner’s Net Investment in our combined balance sheets. At April 3, 2004, our cash and cash equivalents (which are highly liquid investments with an original maturity of 3 months or less) aggregated $50 million, compared to $87 million and $44 million at December 31, 2003 and December 31, 2002, respectively and $82 million at March 29, 2003. On April 3, 2004, $8 million of this amount was held in the United States and $42 million was held in other countries. Repatriation of some of these funds could be subject to delay and could have potential tax consequences, principally with respect to withholding taxes paid in foreign jurisdictions which do not give rise to a benefit in the U.S. due to the Company’s current inability to recognize the related deferred tax assets.

Operating Activities

Our net cash generated (used) by operating activities was $(97) million, $(36) million and $511 million in 2001, 2002 and 2003, respectively and $48 million and $97 million for the first three months of 2003 and 2004, respectively. The primary factors that contributed to the fluctuations in our operating cash flows were (1) net earnings (loss), adjusted for non-cash items, (2) accounts payable and accrued liabilities, (3) accounts receivable activity, and (4) net inventory activity.

Our net earnings (loss) adjusted for non-cash items generated (used) operating cash flows of $(133) million in 2001, $574 million in 2002, $482 million in 2003, $105 million in the first three months of 2003 and $214 million in the first three months of 2004. Our depreciation and amortization expense decreased from $1.3 billion in 2001 to $1.1 billion in 2002 and to $858 million in 2003. Our depreciation and amortization expense decreased from $231 million in the first three months of 2003 to $190 million in the first three months of 2004. The decline in our depreciation and amortization expense has occurred primarily as a result of the consolidation of manufacturing facilities and the significant decrease in capital expenditures from a historical high of $2.4 billion in 2000, as compared to $613 million in 2001, $220 million in 2002, $310 million in 2003 and $100 million in the first three months of 2004, all resulting from management’s implementation of its asset-light strategy.

Our operating cash flow decreased in 2001, 2002 and 2003 as we used cash to reduce our levels of accounts payable and accrued liabilities by $877 million in 2001, $355 million in 2002 and $138 million in 2003. These reductions are primarily due to lower operating costs associated with our cost-reduction activities and cash payments for employee severance.

Our net accounts receivable were $311 million, $418 million and $327 million as of December 31, 2001, 2002 and 2003, respectively and $426 million as of April 3, 2004. Our days sales outstanding were 22.3 days as of December 31, 2001, 30.5 days outstanding as of December 31, 2002, 24.5 days outstanding as of December 31, 2003 and 27.5 days outstanding as of April 3, 2004. The fluctuation in net accounts receivable in 2003 was primarily due to changes in sales volume and timing of collections in the fourth quarter. Net accounts receivable as of April 3, 2004 increased due to increased sales and an increase in days sales outstanding. We expect that our days sales outstanding will fluctuate in the future given the timing of sales through a quarter and the timing of collections.

Our inventory was $673 million, $804 million and $693 million as of December 31, 2001, 2002 and 2003, respectively and $674 million as of April 3, 2004. Our inventory turns (calculated based on the 12-month rolling costs of sales divided by average inventory) were 5.6 as of December 31, 2001, 4.9 as of December 31, 2002, 4.3 as of December 31, 2003 and 4.6 as of April 3, 2004. The increase in our inventory as of December 31, 2002 as compared to December 31, 2001 is primarily due to strategic builds that occurred in preparation for factory shutdowns. The decrease in our inventory as of

December 31, 2003 as compared to December 31, 2002 is primarily due to the utilization of inventories built in 2002 due to factory consolidations and increased emphasis on improved working capital performance as we expand our use of foundries under our asset-light strategy.

To improve our operating results, we implemented a substantial reorganization of our businesses beginning in 2000 and continuing through 2003. Cash payments for exit costs and employee severance costs in connection with these plans were $149 million, $167 million, $125 million and $23 million in 2001, 2002, 2003 and the first three months of 2004, respectively. The $7 million accrual for reorganization of businesses for exit costs and employee severance costs as of April 3, 2004 will result in future cash payments, which are expected to be paid in 2004.

Investing Activities

Our net cash used by investing activities was $637 million, $188 million and $97 million in 2001, 2002 and 2003, respectively and $34 million and $24 million for the first three months of 2003 and 2004, respectively. The most significant components comprising our investing activities are (1) capital expenditures, (2) strategic acquisitions of, or investments in, other companies, and (3) dispositions of investments and businesses.

Our capital expenditures decreased from $613 million in 2001, to $220 million in 2002, with an increase to $310 million in 2003. Our capital expenditures were $100 million in the first three months of 2004. Our capital expenditures as a percentage of net sales were 12.0%, 4.4%, 6.4% and 7.2% during 2001, 2002, 2003 and the first three months of 2004, respectively. We project that this ratio of capital expenditures as a percentage of net sales will be approximately 10% in future periods. The decrease in our capital expenditures is primarily due to our company continuing to implement our asset-light strategy. One of the main focuses of our asset-light strategy is to improve future profitability and cash flow performance by reducing our historical ratio of capital expenditures to sales. Under this strategy, we are focusing our internal manufacturing capacity on leading-edge and specialty technologies, while replacing internal manufacturing capacity by outsourcing an increasing percentage of production to foundries and third-party assembly and test providers as well as establishing alliances with third parties to jointly fund research and manufacturing capacity. In the first three months of 2004, capital expenditures increased to 7.2% of net sales primarily to meet increased customer demand.

Cash used for strategic acquisitions and new investment activities was $47 million in 2001, $15 million in 2002 and $33 million in 2003. In 2001, we acquired the remaining 50% interest in Tohoku Semiconductor Corporation for $40 million in cash and the assumption of $345 million in debt and investments in equity securities. Our 2002 expenditures related to investments in equity securities. Our 2003 expenditures included the acquisition of an ultrawideband business for $15 million and $18 million related to investments in equity securities. The equity investments above principally represent cost-basis investments held in our investment portfolio. In the first three months of 2004, we used $35 million for acquisitions, primarily due to the transfer of $30 million of cash to SMIC in connection with the sale of our wafer fabrication facility in China.

We received cash proceeds from dispositions of investments and businesses of $23 million in 2001, $2 million in 2002, $150 million in 2003 and $100 million in the first three months of 2004. The proceeds in 2001 were generated primarily from the disposition of a factory for which a deferred payment was received in 2001. The 2003 proceeds were generated primarily from the sale of our ON Semiconductor note receivable and stock. The 2004 proceeds were generated from the sale of our SMIC stock.

On January 16, 2004, we completed the sale of a wafer fabrication facility in China to SMIC in exchange for Series D convertible preference shares in SMIC. On March 11, 2004, all of the Series D convertible preference shares were converted to common stock in connection with the initial public offering (IPO) of SMIC. In the IPO, we sold 297 million common shares of SMIC stock (17% of our holdings in SMIC) at the IPO price for net proceeds of $100 million, resulting in a net gain of $41 million. The remaining common shares of SMIC ($390 million at April 3, 2004) held by us were retained by Motorola upon the contribution.

Financing Activities

Our net cash generated (used) by financing activities was $733 million, $145 million and $(373) million in 2001, 2002 and 2003, respectively, and $27 million and $(110) million for the first three months of 2003 and 2004, respectively. The most significant components of our financing activities are: (1) net cash provided by (or transferred to) Motorola, (2) the repayment of long-term debt securities, and (3) repayment of short-term borrowings.

We have financed our operations principally through Motorola and we have participated in Motorola’s worldwide, centralized approach to cash management. Types of activities flowing through the cash management system include (1) cash deposits from our business which are transferred to Motorola’s bank account on a regular basis, (2) cash borrowings from Motorola used to fund operations, capital expenditures, or acquisitions, (3) charges (benefits) for income taxes, and (4) allocations of corporate expenses described elsewhere in this prospectus. The net cash provided by (or transferred to) Motorola was $815 million in 2001, compared to $288 million in 2002 compared to $(251) million in 2003 and $(89) million in the first three months of 2004.

The long-term debt (including current maturities) outstanding was $126 million, $95 million and $15 million as of December 31, 2001, 2002 and 2003, respectively and $9 million as of April 3, 2004. Our long-term debt was principally comprised of debt assumed in connection with the acquisition of Tohoku in 2001.

Our short-term debt primarily includes notes payable to various banks assumed in connection with certain acquisitions. Outstanding short-term debt (excluding current maturities of long-term debt) was $139 million, $49 million and $14 million as of December 31, 2001, 2002 and 2003, respectively, and was fully paid off as of April 3, 2004.

Lease Obligations and Credit Facilities

We own most of our major facilities, but we do lease certain office, factory and warehouse space and land, as well as data processing and other equipment under principally non-cancelable operating leases. Rental expense, net of sublease income, was $97 million in 2001, $86 million in 2002 $67 million in 2003 and $16 million in the first three months of 2004.

Contractual Obligations

Summarized in the table below are our obligations and commitments to make future payments under debt obligations and minimum lease payment obligations, net of minimum sublease income, as of December 31, 2003.

	Payments Due by Period
(in millions)	Total	2004	2005	2006	2007	2008	Thereafter
Debt obligations (including short-term debt)	$15	$13	$2	$—	$—	$—	$—
Leases	252	47	39	30	25	23	88
Software licenses	183	104	60	19	—	—	—

Total contractual cash obligations	$450	$164	$101	$49	$25	$23	$88

(1)	Product purchase commitments associated with our strategic manufacturing relationship are not included in this table, since the amounts are based on 18-month rolling forecasts, which are adjusted monthly and are not based on fixed prices due to the volatile nature of the semiconductor industry, and are accordingly not accurately quantifiable as of December 31, 2003.

(2)	Commitments associated with our agreement with two other entities to jointly develop 300 millimeter technology have been excluded from the above table. We are committed based upon an annual operating plan to fund certain amounts of shared research and development costs and capital expenditures required to construct this facility. These costs are not fixed and determinable at December 31, 2003.

Future Financing Activities

Concurrently with the consummation of this offering, we expect to issue an aggregate of $1.25 billion in debt, consisting of floating rate notes maturing in 2009, and two series of fixed rate notes maturing in 2011 and 2014, respectively. The notes will be our unsecured senior obligations and will rank equally with all of our existing and future unsecured senior debt and senior to all of our future subordinated debt.

Our primary future cash needs on a recurring basis will be working capital, capital expenditures and debt service. We believe that our cash flows from operations, together with the net proceeds of this offering and the concurrent notes offering, will be sufficient to meet these cash needs for at least the next 12 months. If our cash flows from operations are less than we expect, we may need to incur additional debt. We may from time to time incur additional debt.

We may need to incur additional debt or issue equity to make strategic acquisitions or investments. We can not assure that such financing will be available to us on acceptable terms or that such financing will be available at all. Our ability to issue additional equity is constrained because our issuance of additional stock may cause the distribution to be taxable under section 355(e) of the Internal Revenue Code, and, under the tax sharing agreement, we would be required to indemnify Motorola against the tax.

Our ability to make payments to fund working capital, capital expenditures, debt service and strategic acquisitions, joint ventures and investments will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control. Future indebtedness may impose various restrictions, and covenants on us which could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

We believe we have the necessary financial resources to fund our working capital needs, capital expenditures and other business requirements for at least the next 12 months.

Segment Information

Our orders, net sales, and operating results for our major operations for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 29, 2003 and April 3, 2004 are presented below. Order information as of any particular date may not be an accurate indicator of future results, as orders are subject to revision or cancellation to reflect changes in customer needs.

Transportation and Standard Products Group

TSPG designs, manufactures and markets key components of embedded control systems, which include processors (microcontrollers, embedded microprocessors and digital signal processors), sensors and analog and mixed-signal integrated circuits. Its largest market segment is the automobile electronics market, which represented over 65% of TSPG’s sales in 2003. In the first three months of 2004, TSPG net sales represented 45.7% of our combined net sales compared to 51.2% in the first three months of 2003, 48.9% in 2003, 46.2% in 2002 and 43.8% in 2001.

	Year Ended December 31,			Three Months Ended
	2001	2002	2003	March 29, 2003	April 3, 2004
Orders	$2,069	$2,472	$2,339	$574	$675
Segment net sales	2,233	2,311	2,377	589	638
Operating earnings (loss)	(164)	88	162	23	41

Three Months Ended April 3, 2004 Compared to Three Months Ended March 29, 2003

In the first three months of 2004, segment net sales increased 8.3% to $638 million, compared to $589 million in the first three months of 2003. Orders increased 17.6% to $675 million, compared to $574 million in the first three months of 2003. Order growth was strong across all markets. The increase in net sales was primarily due to sales increases in the standard products to distribution and non-automotive markets.

The segment generated operating earnings of $41 million in the first three months of 2004, compared to operating earnings of $23 million in the first three months of 2003. The increase was primarily due to increased sales and the corresponding increase in gross margin, partially offset by increased selling, general and administrative expenses.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

In 2003, segment net sales increased 2.9% to $2.4 billion, compared to $2.3 billion in 2002. Orders decreased 5.4% to $2.3 billion, compared to $2.5 billion in 2002. The increase in net sales was primarily due to growth in the automotive market, partially offset by the decline of 6% in the non-automotive industries served by the segment.

The segment had operating earnings of $162 million in 2003, compared to operating earnings of $88 million in 2002. The increase was primarily due to (1) an increase in gross margin, primarily attributed to benefits from factory consolidation and cost-reduction actions, (2) an increase in net sales, (3) a decrease in research and development expenditures, and (4) a decrease in selling, general and administrative expenditures.

Year Ended December 31, 2002 Compared to December 31, 2001

In 2002, segment net sales increased 3.5% to $2.3 billion, compared to $2.2 billion in 2001. Orders increased 19.5% to $2.5 billion, compared to $2.1 billion in 2001. The increase in sales and orders was primarily due to the overall growth in the automotive market and sales to distributors, which increased 10% and 16%, respectively, partially offset by a decrease in the non-automotive customers served by the segment.

The segment had operating earnings of $88 million in 2002, compared to an operating loss of $164 million in 2001. The increase was primarily due to (1) an increase in gross margin, primarily attributed to benefits from factory consolidation and cost-reduction actions, and (2) an increase in net sales, which were partially offset by a slight increase in selling, general and administrative expenditures.

Networking and Computing Systems Group

NCSG designs, manufactures and markets embedded processors and related connectivity products for the wired and wireless networking and computing markets. NCSG offers semiconductors that facilitate the transmission, switching and processing of data and voice signals within communications systems. In the first three months of 2004, NCSG net sales represented 27.9% of our combined net sales, compared to 26.3% in the first three months of 2003, 26.9% in 2003, 27.2% in 2002 and 30.8% in 2001.

	Year Ended December 31,			Three Months Ended
	2001	2002	2003	March 29, 2003	April 3, 2004
Orders	$1,184	$1,321	$1,364	$306	$468
Segment net sales	1,572	1,361	1,306	303	389
Operating earnings (loss)	(267)	(19)	97	(17)	86

Three Months Ended April 3, 2004 Compared to Three Months Ended March 29, 2003

In the first three months of 2004, segment net sales increased 28.4% to $389 million, compared to $303 million in the first three months of 2003. Orders increased 52.9% to $468 million, compared to $306 million in the first three months of 2003. The increase in net sales and orders was primarily due to higher demand in the wireless infrastructure and networking markets, which was partially offset by a decline in sales and orders to the pervasive computing market.

The segment generated operating earnings of $86 million in the first three months of 2004, compared to an operating loss of $17 million in the first three months of 2003. The increase was primarily due to the increased sales combined with favorable manufacturing utilization resulting in higher gross margins, which was partially offset by increased selling, general and administrative expenses.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

In 2003, segment net sales decreased 4.0% to $1.3 billion, compared to $1.4 billion in 2002. Orders increased 3.3% to $1.4 billion, compared to $1.3 billion in 2002. The decrease in net sales was primarily due to (1) price pressures in the wireless infrastructure market and (2) a decline in sales to the pervasive computing market. The increase in orders was primarily due to increases in new products for networking. This was partially offset by business exits and the decline in orders from the pervasive computing market.

The segment had operating earnings of $97 million in 2003, compared to an operating loss of $19 million in 2002. The increase was primarily due to improved manufacturing productivity, product sales mix, and a decrease in selling, general and administrative expenditures. This was partially offset by lower sales volume and an increase in research and development expenditures.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

In 2002, segment net sales decreased 13.4% to $1.4 billion, compared to $1.6 billion in 2001. Orders increased 11.6% to $1.3 billion, compared to $1.2 billion in 2001. The decrease in sales was primarily due to the overall decline in sales in the markets served by this segment, which included a 29% decline in the wireless infrastructure markets and a 15% decline in the enterprise routing and switching markets. Also contributing to the decline in sales was the fact that the segment fully exited the Hi-end fast static RAM business in 2002.

The segment incurred an operating loss of $19 million in 2002, compared to an operating loss of $267 million in 2001. The increase was due primarily to (1) an increase in gross margin, primarily attributed to cost-reduction actions, (2) a decline in selling, general and administrative expenditures and (3) a decline in research and development expenditures, which were partially offset by the decrease in net sales.

Wireless and Mobile Solutions Group

WMSG designs, manufactures and markets semiconductors for wireless mobile devices, such as cellular phones, smartphones, personal data assistants, two-way messaging devices, global positioning systems, mobile gaming devices and wireless consumer electronics. In 2003, approximately 69% of sales were to other Motorola businesses on an end customer basis. These percentage sales figures include sales made directly to Motorola and sales made to contract manufacturers that produce products for Motorola. In the first three months of 2004, WMSG net sales represented 25.4% of our combined net sales, compared to 21.5% in the first three months of 2003, 23.1% in 2003, 24.9% in 2002 and 21.2% in 2001.

	Year Ended December 31			Three Months Ended
	2001	2002	2003	March 29, 2003	April 3, 2004
Orders	$851	$1,388	$1,198	$201	$405
Segment net sales	1,082	1,243	1,126	247	354
Operating earnings (loss)	(575)	(424)	(432)	(139)	(72)

Three Months Ended April 3, 2004 Compared to Three Months Ended March 29, 2003

In the first three months of 2004, segment net sales increased 43.3% to $354 million, compared to $247 million in the first three months of 2003. Orders increased 101.5% to $405 million, compared to $201 million in the first three months of 2003. The increase in net sales and orders was due to increased demand from customers in the wireless market.

The segment incurred an operating loss of $72 million in the first three months of 2004, compared to an operating loss of $139 million in the first three months of 2003. The decrease in the operating loss was primarily due to increased sales and the corresponding increase in gross margin, which was partially offset by higher selling, general and administrative expenses.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

In 2003, segment net sales decreased 9.4% to $1.1 billion, compared to $1.2 billion in 2002. Orders decreased 13.7% to $1.2 billion, compared to $1.4 billion in 2002. The decrease in net sales and orders was primarily due to the decline in purchases by our customers in the wireless markets.

The slight increase in our operating loss was primarily due to an increase in research and development expenditures. The sales decline was entirely offset by improved manufacturing efficiencies and cost improvements.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

In 2002, segment net sales increased 14.9% to $1.2 billion, compared to $1.1 billion in 2001. Orders increased 63.1% to $1.4 billion, compared to $851 million in 2001. The increase in sales and orders was primarily due to the increase in spending by customers in the wireless market in the emergence of the semiconductor market downturn in 2000 and 2001.

The segment incurred an operating loss of $424 million in 2002, compared to an operating loss of $575 million in 2001. The increase was primarily due to an increase in gross margin and primarily attributed to the increase in net sales and cost-reduction actions, which were partially offset by (1) an increase in research and development expenditures, which was driven by higher investment on platform creation and new product development, and (2) an increase in selling, general and administrative expenditures.

Other

Other includes our Metrowerks business, sales of wafers to other semiconductor companies, other miscellaneous businesses and any factories in production start-up. Other also includes any business reorganization charges and miscellaneous income or expense not identified to any of our business segments. In the first three months of 2004, Other net sales represented 1.1% of our combined net sales, compared to 1.0% in the first three months of 2003, 1.1% in 2003, 1.7% in 2002 and 4.1% in 2001.

	Year Ended December 31			Three Months Ended
	2001	2002	2003	March 29, 2003	April 3, 2004
Orders	$150	$42	$68	$23	$18
Segment net sales	$210	86	55	12	15
Operating earnings (loss)	(868)	(1,160)	(131)	13	60

Three Months Ended April 3, 2004 Compared to Three Months Ended March 29, 2003

In the first three months of 2004, Other net sales increased 25.0% to $15 million, compared to $12 million in the first three months of 2003. Orders decreased 21.7% to $18 million, compared to $23 million in the first three months of 2003. The increase in net sales was primarily due to the increase in sales of wafers to other semiconductor companies.

Other operating earnings were $60 million in the first three months of 2004, compared to operating earnings of $13 million in the first three months of 2003. The increase was primarily related to reorganization of business charges in the first three months of 2003 that did not occur in the first three months of 2004 and a $54 million reversal of an accrual for the repayment of investment incentives received related to our wafer fabrication facility in China, which was partially offset by increased start-up expenses at the Crolles facility.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

In 2003, Other net sales decreased 36.0% to $55 million, compared to $86 million in 2002. Orders increased 61.9% to $68 million, compared to $42 million in 2002. The decrease in net sales was primarily due to the decline in sales of wafers to other semiconductor companies and miscellaneous sales, but was partially offset by increased sales from Metrowerks.

Other operating loss was $131 million in 2003, compared to an operating loss of $1.2 billion in 2002. The decrease in our loss was primarily due to charges that occurred in 2002 that did not occur in 2003. The charges in 2002 primarily consisted of (1) $1.2 billion of reorganization of business charges, which were primarily related to $1.1 billion of charges reflected under reorganization of businesses, which primarily consisted of asset impairment charges related to facilities in Arizona, China and Scotland, and (2) an $80 million charge relating to incentives previously received and associated with impaired facilities.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

In 2002, Other net sales decreased 59.0% to $86 million, compared to $210 million in 2001. Orders decreased 72.0% to $42 million, compared to $150 million in 2001. The decrease in sales and orders was primarily due to the decline in sales of wafers to other semiconductor companies and other miscellaneous sales.

Other operating loss was $1.2 billion in 2002, compared to an operating loss of $868 million in 2001. The decline in operating results was primarily due to (1) an increase in reorganization of business charges reflected in reorganization of business of $543 million, primarily due to an increase in fixed asset impairment charges, which were related to facilities in Arizona, China and Scotland, and (2) an increase in selling, general and administrative expenses, due to an $80 million charge for repayments of incentives, which were primarily offset by (1) an increase in gross margin, primarily due to a $237 million reduction in reorganization of business charges reflected in cost of sales, which was due to direct labor employee severance costs that occurred in 2001 that did not occur in 2002, and (2) a decrease in research and development expenditures due to wafer fabrication facility startup costs that occurred in 2001 that did not occur in 2002.

Significant Accounting Policies and Critical Estimates

The preparation of our combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

Our management bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our management believes the following accounting policies to be both those most important to the portrayal of its financial condition and those that require the most subjective judgment:

•	product sales recognition and valuation;

•	valuation of investments and long-lived assets;

•	restructuring activities;

•	deferred tax asset valuation; and

•	inventory valuation methodology.

If actual results differ significantly from management’s estimates and projections, there could be a material adverse effect on the company’s combined financial statements.

Product Sales Recognition and Valuation

We generally market our products to a wide variety of end users and a network of distributors. Our policy is to record revenue for product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed and determinable and collection of the related receivable is probable, which is generally at the time of shipment. We record reductions to sales for allowances for discounts and price protection, product returns and incentive programs for distributors related to these sales, based on actual historical experience, current market conditions and other relevant factors at the time the related sale is recognized.

The establishment of reserves for sales discounts and price protection allowances are dependent on the estimation of a variety of factors, including industry demand and the forecast of future pricing environments. This process is also highly judgmental in evaluating the above-mentioned factors and requires significant estimates, including forecasted demand, returns and industry pricing assumptions.

In future periods, additional provisions may be necessary due to (1) a deterioration in the semiconductor pricing environment, (2) reductions in anticipated demand for semiconductor products,

or (3) lack of market acceptance for new products. If these factors result in a significant adjustment to sales discount and price protection allowances, they could significantly impact our future operating results.

Valuation of Investments and Long-Lived Assets

We assess the impairment of investments and long-lived assets, which includes identifiable intangible assets, goodwill and property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Important factors which could require an impairment review include (1) underperformance relative to expected historical or projected future operating results, (2) changes in the manner of use of the assets or the strategy for our overall business, (3) negative industry or economic trends, (4) declines in stock price of an investment for a sustained period and (5) our market capitalization relative to net book value.

When we determine that the carrying value of intangible assets, goodwill and long-lived assets may not be recoverable, an impairment charge is recorded. Impairment is generally measured based on valuation techniques considered most appropriate under the circumstances, including projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model or prevailing market rates of investment securities, if available.

The net book values of these investments and long-lived assets at December 31, 2003 and April 3, 2004 were as follows (in millions):

	December 31, 2003	April 3, 2004
Property, plant and equipment	$2,357	$2,281
Goodwill	220	221
Investments	126	492
Intangible assets	28	25

Total	$2,731	$3,019

Beginning in late 2000 and continuing through 2003, as a result of our initiatives to consolidate operations, exit businesses and discontinue product lines, impairment reviews were performed. Based upon these reviews, our management determined that various long-lived assets had been impaired. We recorded net fixed asset impairment charges of $443 million in 2001, $1.1 billion in 2002 and $17 million in 2003. The 2003 charges primarily related to a facility in Texas and equipment classified as “held-for-sale.” The 2002 charges primarily related to manufacturing facilities in Arizona, China and Scotland, and the 2001 charges primarily related to manufacturing facilities in Texas, Arizona, Hong Kong and Japan.

For the three months ended March 29, 2003, net asset impairment charges were $45 million, primarily related to the impairment of specific facilities located in Arizona and Texas. The three months ended April 3, 2004 include the reversal of $6 million of reserves previously established to cover decommissioning costs which are no longer needed due to lower actual decommissioning costs at closed sites.

For the year ended December 31, 2001, the Company recorded a $13 million impairment charge related to intangible assets, primarily completed technology obtained through prior acquisitions and a $12 million goodwill impairment charge.

We adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized,

but instead be tested for impairment at least annually. Goodwill related to acquisitions prior to July 1, 2001 continued to be amortized through December 31, 2001. Goodwill related to acquisitions subsequent to June 30, 2001 was not amortized. As a result, we have ceased amortizing goodwill. No goodwill impairment charges were required upon transition to SFAS No. 142. Additionally, on October 1, 2002 and 2003, the date of the annual impairment review, we determined that no goodwill impairment charges were required.

We cannot predict the occurrence of future impairment triggering events nor the impact such events might have on these reported asset values. Such events may include strategic decisions made in response to the economic conditions relative to product lines, operations and the impact of the economic environment on our customer base.

Restructuring Activities

Beginning in 2000 and through 2003, we announced plans to reduce our workforce, discontinue product lines, exit businesses and consolidate manufacturing operations. We initiated these plans in an effort to reduce costs and simplify our product portfolio. Exit costs primarily consist of facility closure costs. Employee separation costs consist primarily of severance payments to terminated employees. At each reporting date, we evaluate our accruals for exit costs and employee separation to ensure that the accruals are still appropriate. In certain circumstances, accruals are no longer required because of efficiencies in carrying out the plans or because employees previously identified for separation resigned from our company unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were initiated. We reverse accruals to income when it is determined they are no longer required.

Deferred Tax Asset Valuation

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax-planning strategies. If we continue to operate at a loss or are unable to generate sufficient future taxable income in the respective tax jurisdictions, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase our valuation allowance against our deferred tax assets, resulting in an increase in our effective tax rate and an adverse impact on operating results.

Our operating results have been included in Motorola’s consolidated United States federal and state income tax returns, as well as in certain foreign jurisdictions. The provision for income taxes in these combined financial statements has been determined on a separate return basis. Pursuant to SFAS No. 109, we are required to assess our deferred tax asset and the need for a valuation allowance on a separate return basis, and exclude from that assessment the utilization of all or a portion of those losses by Motorola under the separate return method. This assessment requires considerable judgment on the part of management with respect to benefits that could be realized from future taxable income, as well as other positive and negative factors. As we have incurred cumulative losses in the United States, and to a lesser extent, certain foreign jurisdictions, over a three-year period commencing in 1998, we have not recognized tax benefits for these operating losses generated during the periods subsequent to 1998, as it is believed we are precluded from considering the impact of future forecasted taxable income pursuant to the provisions of SFAS No. 109 in making our assessment whether it is more likely than not that all or a portion of our deferred tax assets may be recoverable. At December 31, 2003 and April 3, 2004, we recorded valuation allowances of

$818 million and $859 million, respectively, against deferred tax assets of $894 million and $1.0 billion, respectively. To the extent that Motorola has utilized a portion of our operating losses in their consolidated returns, we have been reimbursed for the utilization of those losses. Such reimbursement is considered a capital contribution and is reflected as an increase to business equity in the accompanying combined financial statements.

Inventory Valuation Methodology

Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we project, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory. In estimating our obsolescence, we utilize our backlog information for the next 13 weeks as well as projecting future demand.

We balance the need to maintain strategic inventory levels to ensure competitive delivery performance to our customers with the risk of inventory obsolescence due to rapidly changing technology and customer requirements. We also consider pending cancellation of product lines due to technology changes, long life cycle products, lifetime buys at the end of supplier production runs, business exits and a shift of production to outsourcing.

If actual future demand or market conditions are less favorable than those projected by our management, additional inventory writedowns may be required.

Recent Accounting Pronouncements

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” Statement 150 requires that certain financial instruments with characteristics of both liabilities and equity be classified as a liability. In November 2003, the FASB deferred application of certain provisions of Statement 150 through FASB Staff Position (FSP) 150-3 which eliminates the disclosure requirements for certain mandatorily redeemable instruments and prohibits early adoption for instruments within the scope of the deferrals established by FSP 150-3. As a result of FSP 150-3, we do not expect the adoption of this statement will have a material impact on our financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities (FIN 46),” and in December 2003, issued a revision to FIN 46. FIN 46R is an effort to expand upon and strengthen existing accounting guidance as to when a company should consolidate the financial results of another entity. Interpretation 46R requires “variable interest entities” as defined to be consolidated by a company if that company is subject to a majority of expected losses of the entity or is entitled to receive a majority of expected residual returns of the entity, or both. The company that is required to consolidate a variable interest entity is referred to as the entity’s primary beneficiary. The interpretation also requires certain disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation and disclosure requirements apply immediately to variable interest entities created after January 31, 2003. For all variable interest entities created prior to February 1, 2003, FIN 46R is effective for periods ending after March 15, 2004, except for entities that are considered Special Purpose Entities, to which the provisions apply as of December 31, 2003. We are not the primary beneficiary of any variable interest entities created after February 1, 2003. The final adoption of this statement did not have a material impact on the Company’s financial position or results of operations.

BUSINESS

Our Company

We are a leading global semiconductor company focused on providing embedded processing and connectivity products to large, high-growth markets. Our net sales for the first quarter of 2004 were $1.4 billion, and for the year ended December 31, 2003 were $4.9 billion. We currently focus on providing products to the automotive, networking and wireless communications industries. A common attribute of our success in each of these target industries is our ability to offer families of embedded processors. In their simplest forms, embedded processors provide the basic intelligence for electronic devices and can be programmed to address specific applications or functions. Examples of our embedded processors include microcontrollers, digital signal processors and communications processors. Gartner Dataquest estimates that, from 1997 to 2003, we sold over $20 billion of embedded processors, leading the market. Our data shows that we have shipped approximately 5 billion embedded processors over this period.

In addition to our embedded processors, we offer our customers a broad portfolio of complementary devices that provide connectivity between products, across networks and to real-world signals, such as sound, vibration and pressure. Our complementary products include sensors, radio frequency semiconductors, power management and other analog and mixed-signal integrated circuits. Through our embedded processors and complementary products we are also able to offer customers complex combinations of semiconductors and software, which we refer to as “platform-level products.” We believe that the ability to offer platform-level products will be increasingly important to long-term success in many markets within the semiconductor industry.

Our Industry

Semiconductors, also referred to as chips, are the key building blocks used to create electronic products and systems. Semiconductors perform a variety of functions, such as processing data, storing information and converting or controlling signals. With advances in semiconductor technology, the functionality and performance of semiconductors has increased while the size, weight, power requirements and unit costs have decreased. The result of these advances has been to increase the proliferation of electronic content in an increasing array of products. According to the Semiconductor Industry Association, the semiconductor market grew from $18 billion in 1983 to $166 billion in 2003, representing a compound annual growth rate of 11.7%. The semiconductor market is expected to continue to grow over the long term, although at a reduced rate when compared to historical levels. The Semiconductor Industry Association expects that, despite expected industry growth of 29% in 2004, the growth rate over the long term for the semiconductor industry will be in the 8% to 10% range going forward. However, we believe that we are focused on products and industries that have the potential to offer above market growth opportunities.

Classifications of Semiconductors

Semiconductors vary significantly depending upon the specific function or application of the end product in which the semiconductor is embedded. The following chart provides an overview and description of the major classifications of semiconductors:

Within these classifications, semiconductors vary significantly depending upon a number of technical characteristics. Examples of these characteristics include:

•	Degree of Integration. “Integration” refers to the extent to which different elements are combined onto a single chip. Customers today are increasingly demanding higher degrees of integration from their semiconductor suppliers, resulting in more products that combine analog, digital, and memory circuitry onto a single chip. These types of semiconductors are often referred to as systems-on-a-chip.

•

Customization. “Customization” refers to the extent to which a semiconductor has been customized for a specific customer or application. Standard products are semiconductors that are not customized and can be used by a large number of customers for numerous applications. In addition, some standard products, such as microcontrollers, can be customized by using software rather than by changing the device hardware. Changing the device hardware can be a time-intensive and costly process. Customized semiconductors, also referred to as application specific integrated circuits, are made to perform specific functions in specific applications, sometimes for a specific customer.

•	Process Technology. Semiconductors are manufactured by using different process technologies, which can be likened to “recipes.” The process technology utilized during manufacturing impacts a semiconductor’s performance for a given application. In the 1970’s, the two most common process technologies used were bipolar and complementary metal-oxide-silicon (CMOS). While bipolar and CMOS processes continue to be used today, new process technologies and new materials have also been introduced as semiconductor technology has advanced. These new process technologies and new materials include BiCMOS (a hybrid of bipolar and CMOS for mixed-signal applications), silicon germanium and silicon on insulator, among others. In addition, as semiconductor materials science has evolved, the minimum feature sizes in each new process technology continue to decrease. This reduces the size and, generally, unit cost of semiconductors made with the new process technology. Leading edge process technology today typically refers to a minimum feature size of 0.13 micron, or 130 nanometers. We believe that the next reduction in feature size will be to 0.09 microns, or 90 nanometers. Each new reduction in feature size generally takes 18 to 24 months to develop and can cost $200 million to $300 million in research and development expense.

Recent Trends in the Semiconductor Industry

There are a number of trends that are currently having an impact on the semiconductor industry:

•	Evolution of Business Models Related to Manufacturing. Historically, the semiconductor industry was comprised primarily of integrated device manufacturers that both designed and manufactured products using manufacturing resources that they owned. The 1980’s saw the emergence of new types of semiconductor companies that continue to comprise a meaningful portion of the semiconductor industry today. These companies include independent foundries, such as Taiwan Semiconductor Manufacturing Company Limited (TSMC), followed by fabless semiconductor suppliers (or companies that do not own manufacturing facilities). The independent foundries tend to have strong manufacturing capabilities, but often do not have the accumulation of the intellectual property or process technology of long-established integrated device manufacturers. In recent years, the scale associated with 300 millimeter manufacturing facilities has made investments in new manufacturing facilities prohibitive for all but the largest semiconductor companies. As a result, these same factors have driven integrated device manufacturers to explore the use of outsourcing, partnerships, and other new manufacturing arrangements in order to accommodate these trends. These integrated device manufacturers offer a significant revenue opportunity, as well as substantial process technology and intellectual property, to the foundries.

•

Increasing Product Development Costs. The investment required to design and to bring to market a new advanced semiconductor device has increased significantly largely due to increased device complexity, advances in process technology and rising tooling costs in the manufacturing process. For example, according to the Semiconductor Industry Association, the cost to develop a semiconductor product at 0.13 micron is over $20 million. Accordingly, in order to achieve a comparable return on investment, the revenues required for a new device have grown proportionately. We believe that, in order to respond to this trend, electronic product and system manufacturers will increasingly adopt software-programmable semiconductors, such as embedded processors. Software-programmable semiconductors are customized through software, rather than through hardware, and can be programmed to address various applications or to provide selected features. Software-programmable semiconductors offer customers significant benefits over application specific integrated circuits or other non-programmable products, including the following:

•	flexibility, as the customization of the devices is performed through software as opposed to hardware;

•	ability to carry lower levels of inventory, as a single device can be programmed to address multiple features or applications;

•	improved cost-effectiveness, as a single semiconductor design can be used for numerous customers and applications, thereby leveraging the development costs over a broader customer base;

•	reduced time to market, as the customer does not have to design and manufacture a fully custom semiconductor to address its processing requirements; and

•	lower overall risk, as the hardware functionality of the semiconductor typically has been proven prior to purchase.

•	Globalization and Concentration of the Customer Base. The customer base for semiconductor manufacturers has become both more global and more concentrated. Leading original equipment manufacturers continue to garner significant market share and thus increase their leverage over suppliers. Similarly, original equipment manufacturers have also sought ways to reduce both their design and manufacturing costs. Accordingly, original equipment manufacturers have increasingly turned to original design manufacturers and to contract manufacturers to provide products and services in lower cost regions, particularly in Asia. As design resources at original design manufacturers and contract manufacturing customers are limited, these customers often favor platform-level products over individual components, which enable them to reduce their time to market, development costs, and risk associated with the new product introductions, over individual components. Going forward, we believe that it will continue to be critically important to work closely with both leading original equipment manufacturers and emerging original design manufacturers, as these customers influence significant purchasing decisions for a large portion of their respective markets. We also believe that the ability to service a global supply chain with a broad product portfolio, including platform-level products, is an additional element that will be essential for long-term success.

Our Strengths

Given the trends that are currently having an impact on the semiconductor industry, we believe that flexible manufacturing resources, a strong intellectual property position, a global presence, broad product lines, software programmable products and platform-level products will be key competitive differentiators. We believe that we have many of the attributes that will be necessary for long-term success in the industry, including the following:

•	Established embedded processor expertise and leadership. We have the ability to create, establish, maintain and extend our embedded processor architectures and platforms across our target industries and across our business portfolio. In addition, we have strength in embedded processor-based system-on-a-chip integration with multiple processor cores, memory types and both analog and digital technology.

•

End-market and applications expertise. Our historical relationships with both many of Motorola’s businesses and leading external customers have enabled us to accumulate both relevant and deep market and applications expertise, particularly in the areas of automotive applications, wireless products such as cellular handsets, and wireless and telecommunications infrastructure equipment such as cellular base stations. This enhances our ability to create compelling product families and platform-level products that address the challenges our customers face in their respective industries.

•	Technology and intellectual property leadership. As a result of our history of innovation, we believe that we have industry leading technology and competitive advantages in a number of areas, such as in our cellular handset platforms, our silicon-on-insulator process technology, our magnetoresistive random access memory and our microprocessor and digital signal processor performance. Our intellectual property is further supported by our portfolio of over 4,900 patent families, which have been assigned to us by Motorola prior to this offering. A patent family includes all of the equivalent patents and patent applications that protect the same invention, covering different geographical regions. We believe that our intellectual property benefits us in a number of ways, including:

•	positions us to develop highly integrated semiconductors for current and future system-on-a-chip applications;

•	allows us to obtain design or process intellectual property from others at terms advantageous to us to enhance our internal development efforts; and

•	generates revenue from licensing our intellectual property to other semiconductor companies.

•	Differentiated approach to manufacturing, allowing for both process technology expertise and flexible manufacturing capacity. We believe that it is critically important to own a leadership process technology road map, as well as to have preferential access to manufacturing assets to ensure security of supply to customers. However, we also believe that the cost of technology ownership and advanced manufacturing capacity require that internal capabilities be supplemented by external partnerships to reduce the cost and risk of new investments. This is the essence of our asset-light strategy. We benefit from our alliances with third parties, such as TSMC with whom we have technology cooperation and manufacturing relationships. We also benefit from the shared development efforts of our jointly funded alliance in Crolles, France with STMicroelectronics and Philips Electronics for process technology development extending to 32 nanometers as well as a shared 300 millimeter wafer manufacturing facility. TSMC also participates in the process technology development aspects of the Crolles alliance.

•	Long-term global customer and supporting third-party relationships. We enjoy long-standing and strong relationships with customers in each of our three target industries. As a result of the duration and success of our efforts with market leaders in each of our target industries, we believe we are a leading provider of embedded processors to these customers. We have also developed a significant network of third parties that provide support for our products to our customers, including design tools, software, platform-level designs and complementary products. Our relationships result in closer alignment with our customers, deeper systems knowledge and insight into the challenges that our customers face.

Our Strategy

We intend to enhance our position as a leading global semiconductor company by continuing to apply the following strategy:

•

Focus on large, high-growth market opportunities where we can apply our intellectual property and technology capabilities. While we intend to continue to focus on delivering unique products based on our core competencies in embedded processing and connectivity across our three target industries, we also plan to expand our presence in related large and high-growth markets where we can apply the broad technology and embedded processing capabilities that we have developed for our target industries. For example, we are applying our networking capabilities into areas such as passive optical networking and wireless local area network (WLAN) access points. We are also applying our wireless expertise into handheld gaming, toys and machine-to-machine communications networks. Similarly, we are extending our automotive expertise in embedded control, power management and sensors into underrepresented markets such as appliances, robotics, computer peripherals and toys.

•	Evolve our asset-light strategy and continue to improve our manufacturing and operational efficiencies. We believe that we have taken significant steps to improve our manufacturing efficiencies through the adoption of our asset-light manufacturing strategy. This strategy focuses our internal manufacturing capacity selectively on leading edge, differentiated or specialty process technologies, while supplementing our internal resources with capacity for standard process technologies available from third party foundries. From December 2000 through April 3, 2004, we reduced our manufacturing facilities from 22 to nine and reduced the number of manufacturing employees by approximately 8,300. In 2002, we expanded our relationship with TSMC, the industry’s largest semiconductor foundry. TSMC is headquartered in Taiwan and provides us with long-term capacity based on compatible process technologies. On January 16, 2004, we sold our 200 millimeter Tianjin wafer fabrication factory to Semiconductor Manufacturing International Corporation (SMIC). Finally, as part of our asset-light strategy, we continue to seek partnerships to share the cost of developing future generation process technologies. For example, in 2002, we entered into a five-year jointly funded alliance with STMicroelectronics and Philips Electronics in Crolles, France to share the cost of developing advanced CMOS process technology that extends down to 32 nanometers and includes the development of 300 millimeter manufacturing technology. This alliance provides us with a process technology road map and 300 millimeter manufacturing capacity at a significantly reduced cost. This provides significant strategic flexibility going forward, allowing us to evolve our manufacturing infrastructure to respond to changes in the industry environment. We expect that our agreements with STMicroelectronics, Philips Electronics, TSMC and SMIC will be assigned to us prior to the distribution.

We intend to increase manufacturing capacity at our existing facilities to a level that optimizes loadings and balances the risk of market fluctuations, but not to the peak forecasted demand that we have tried to meet in the past. We also intend to continue to explore ways to improve both our manufacturing and operational efficiencies, as part of our effort to enhance financial returns over time.

•	Continue to develop high value-added, proprietary products. We believe that pursuing high value-added, proprietary products will allow us to increase our sales and our gross and operating margins. For example, in WMSG, we introduced our Innovative Convergence® platforms that are intended to reduce the development time for our customers of 2G, 2.5G, and 3G cellular handset products. In TSPG, our differentiated microcontroller products for automotive powertrain management applications continue to gain market share. In NCSG, we continue to add to our communications processor family (PowerQUICC™), with the introduction of a third generation of products and the addition of new features, such as security. We intend to continue to increase our portfolio of high value-added, proprietary product offerings.

•	Continue to build upon our strong foundation of intellectual property. We intend to continue to invest in research and development to enable us to continue to offer high quality, differentiated, and cost-effective products to our customers. We believe that our investments in research and development are essential to maintaining our competitive advantages. Where appropriate, through development and licensing agreements with third parties, we intend to reduce our research and development costs, add to our license and royalty streams and focus our resources on those areas that provide the most value to our customers.

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Increase our breadth and depth of customer relationships. We generally target customers that are leaders in the industries in which our products are used as well as companies that we believe will be future leaders in those industries. As these customers represent a significant share of the market opportunity, we believe that this approach provides us with the ability to best leverage our investments in research and development and to continually develop products that address market needs. In addition, because a number of our existing or targeted customers have historically competed with other divisions of Motorola, we believe that they may have felt constrained by our relationship with Motorola. Through our separation from Motorola, we fully intend to capitalize on our new status as a stand-alone company to increase both the breadth and depth of our customer relationships and decrease our dependency on Motorola.

Products and Applications

We design, develop, manufacture and market a broad range of semiconductor products that are based on our core capabilities in embedded processing. In addition, we offer customers differentiated products that complement our embedded processors and provide connectivity, such as sensors, RF semiconductors, and power management and other analog and mixed-signal semiconductors. Our capabilities enable us to offer customers a broad range of product offerings, from individual devices to platform-level products that combine semiconductors with software for a given application.

We are organized into three primary business groups: Transportation and Standard Products Group (TSPG), Networking and Computing Systems Group (NCSG), and Wireless and Mobile Solutions Group (WMSG). These groups are primarily applications-focused, although TSPG also includes standard products sold into a wide variety of end markets. In addition to these three groups, we operate a hardware and software development tools business, Metrowerks, that complements our semiconductor products.

The following table gives an overview of some of the principal products and applications of each of our three primary business groups, as well as our largest end customers for each group based on sales for the year ended December 31, 2003:

	Principal Products	Key Applications	Largest End Customers
Transportation and Standard Products Group	• Microcontrollers (8-bit, 16-bit, 32-bit) • Embedded microprocessors • Analog and mixed-signal integrated circuits (such as switches, power management devices, motor control devices) • Sensors	• Automotive • Consumer devices • Industrial • Computer peripherals	• Bosch • BMW • Continental Teves • DaimlerChrysler • Delphi • Hewlett-Packard • Motorola • Siemens • Visteon

Networking and Computing Systems Group	• Communications processors • Host computing processors • Digital signal processors • Radio frequency components • Timing and interconnect devices • Network processors • Network multimedia devices	• Wireless infrastructure • Enterprise switching and routing • Network access and aggregation • Computing • WLAN gateways	• Alcatel • Apple • Cisco • Ericsson • Fujitsu • Motorola • Nokia • Nortel • Powerwave

	Principal Products	Key Applications	Largest End Customers

Wireless and Mobile Solutions Group	• Platforms for cellular handsets and other products • Baseband components • Radio frequency components • Applications processors	• Cellular handsets • Personal digital assistants • Global positioning systems • Mobile gaming devices • Ultra wideband connectivity • Machine-to-machine communications	• Alcatel • Motorola • Nintendo Co., Ltd. • QUALCOMM • Siemens • Sony Corporation • TCL Mobile Communication Co., Ltd. • Groupe SAGEM

Transportation and Standard Products Group (TSPG)

TSPG Overview

TSPG is a global leader in the design, manufacturing and marketing of the key components of embedded control systems. These components include embedded processors (microcontrollers, embedded microprocessors and digital signal processors), sensors and analog and mixed-signal integrated circuits. According to The Information Network, in 2003 we were the second largest supplier of microcontrollers and embedded microprocessors with a 16% global market share. Gartner Dataquest reports that we were the leading supplier of both 8-bit and 32-bit microcontrollers in 2003, with 15% and 20% global market share respectively. We provide comprehensive product offerings, including development tools, application support, training, documentation and platforms, enabling our customers to rapidly go to market.

Embedded control systems are found in a number of applications. For example, TSPG products can serve as the “brains” of automotive control systems, from wipers that respond to the intensity of rainfall to engine management systems that have significantly reduced exhaust emissions and fuel consumption while giving drivers enhanced performance. TSPG products can make printers operate more quickly and can wirelessly communicate mouse clicks to a computer. TSPG products can monitor food temperature in fast food restaurants and temperature in industrial equipment. They are found in homes in places such as remote controls, microwave ovens, thermostats and toys.

Primary application areas for TSPG products are:

•	automotive (for use in airbags, anti-lock braking systems, comfort, engine management, instrument cluster, navigation, tire pressure monitoring and radio);

•	consumer (for use in alarm systems, audio systems, home appliances, remote controls and toys);

•	industrial (for use in electronic motor control, manufacturing process control, measuring equipment and point-of-sale equipment); and

•	computer peripherals (for use in displays, keyboards, mice and printers).

In 2003, over 65% of TSPG’s sales were generated from automotive applications.

Representative Automotive Applications

TSPG Market Opportunity

TSPG addresses the markets for microcontrollers, analog and mixed-signal semiconductors and sensors as well as portions of the embedded microprocessor and digital signal processor markets. Automotive, industrial, consumer and computer peripherals are the primary application areas for TSPG’s products. The growth in TSPG’s product segments is driven by industry trends towards: “smarter” embedded products that sense their environment and respond intelligently; programmable solutions for greater customer flexibility; and higher integration for enhanced performance and improved system costs. Below are the 2003 market sizes for two of our key product areas, according to IDC:

Product Segment	2003 Market Size
Microcontrollers and embedded microprocessors	$12.2 billion
Analog and mixed-signal integrated circuits	$26.4 billion

We believe that the automotive industry, which currently represents the largest portion of TSPG sales, is an attractive market given its consistent long-term growth profile, its longer product life cycles and its lower degree of variability when compared to most other semiconductor markets. Semiconductor growth in this market is driven only to a small degree by vehicle production and is instead primarily driven by the increasing electronic content in vehicles, particularly in the areas of safety, powertrain management, comfort and entertainment features. Also driving growth in this market is the replacement of mechanical systems with electronically controlled systems. Examples are the replacement of manually operated car windows, the replacement of hydraulic power steering with electric power steering, and, in the future, the replacement of hydraulic brakes with electronic “brake-by-wire” systems. According to Strategy Analytics, the automotive semiconductor market was $13.1 billion in 2003, and we held 13% global market share, leading the market. In addition, according to Strategy Analytics, we were the leading supplier of embedded processors for automotive applications with 32% share.

The industrial, consumer and computer peripheral industries also represent significant growth opportunities for TSPG. Our TSPG strategy is to expand our portfolio of both general purpose and application specific products for the industrial, consumer and computer peripheral markets. The diverse customer and application base this creates is a strength of TSPG’s business.

TSPG Principal Products

•	Microcontrollers. Microcontrollers are computers on a chip, integrating all the major components of a computing system onto a single integrated circuit. Typically, this includes a programmable processor core, memory, interface circuitry for input and output and other components. Microcontrollers are the “brains” of many electronic applications, controlling electronic equipment or analyzing sensor inputs. Microcontrollers are used in a broad range of applications. We believe that the average person will encounter over 300 per day by 2005. To cover a wide range of applications, we offer a large portfolio of microcontrollers with different processing performance levels, different memory sizes and different combinations of input or output circuitry. One commonly used categorization for microcontrollers is the number of bits processed in parallel by the microcontroller. We offer 8-bit, 16-bit and 32-bit microcontrollers.

•	Embedded Microprocessors. Embedded microprocessors are very similar to microcontrollers except that they do not integrate the memory storing the software program. The most common reason for not integrating the program memory is that the required memory size is too large to be economically included on the same chip as the processor. As such, the systems employing embedded microprocessors tend to be high performance applications requiring large memories and high processing performance. Accordingly, most of our embedded microprocessors are 32-bit. Examples of applications using our embedded microprocessors include automotive telematics systems (which combine computing capabilities with wireless systems), printers and industrial control systems.

•	Analog and Mixed-Signal Integrated Circuits. Our analog and mixed-signal integrated circuits perform one or more of a number of functions, including driving actuators (such as motors, valves, lights and speakers), providing power to the electronic components in a system, filtering or amplifying signals and providing the voltage and current for communications. These integrated circuits are highly engineered, integrated products combining logic, analog and power circuits. Examples of these products include our Extreme Switch products for the switching of very high currents in automotive and industrial applications, power management integrated circuits for handheld consumer applications used to maximize battery life, and semiconductors that interface with communications networks.

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Sensors. We supply semiconductor-based sensors and according to Gartner Dataquest, held the third largest market position in 2003 with 10% share. The two major categories of semiconductor-based sensors that we provide are pressure sensors and inertial sensors. Pressure sensors measure the pressure of gases or liquids. For example, automotive engine management systems require the measurement of air pressure to optimize the combustion process. Other applications include blood pressure measurement, water level sensing in washing machines and tire pressure monitoring systems. Inertial sensors measure acceleration and gravitational fields. A common application for inertial sensors is in airbag systems to detect crashes. We have also recently launched a family of low-g inertial sensors, which can be used for non-automotive applications, such as measuring the vibration of washing machines, gauging running speed and distance in running shoes, or detecting “free fall” in handheld devices to trigger mechanisms that protect disc drives.

TSPG Strengths

We believe our key competitive strengths include:

•	our technology leadership relating to microcontroller and embedded microprocessor performance, embedded memory, micromachining used to manufacture sensors and the ability to integrate analog and power functions;

•	our system-on-a-chip design methodology for hyper-integration (which is the integration of unique and dissimilar technologies) of complete products;

•	our established base of processor architectures and associated support tools;

•	our applications and systems knowledge; and

•	a legacy of working with leading automotive customers.

TSPG Growth Drivers

We are focused on three initiatives that we believe will drive our future revenue growth:

•	grow our revenue base in high-growth, emerging markets, such as China and Latin America;

•	capitalize on the expanding semiconductor content in automotive vehicles, including high-growth applications such as navigation, remote automobile diagnostics and safety, digital radio, tire pressure monitoring and the replacement of mechanical and hydraulic systems with electronic systems; and

•	broaden our product portfolio and our target industries, particularly in the areas of industrial and consumer electronics, where our competencies in embedded processing, analog and mixed- signal design and sensors provides the opportunity to create differentiated and high value-added products.

Networking and Computing Systems Group (NCSG)

NCSG Overview

NCSG designs, manufactures and markets embedded processors and complementary connectivity products for the wired and wireless networking and computing markets. We offer semiconductors that facilitate the transmission, switching and processing of data and voice signals within communications systems. Our products support multiple communications standards and protocols, security features, network processing and broadband access devices. These products are used in four major types of equipment:

•	network access equipment (such as WLAN access points, gateways and cable television set-top boxes);

•	network communications equipment (such as switches and routers for data and voice traffic);

•	wireless infrastructure equipment (such as cellular base stations); and

•	computing equipment (such as desktop and laptop computers, networked storage, gaming, and media hard copy devices).

Our PowerQUICC™ family of communications processors is one of the key offerings of NCSG, typically generating between 30% and 40% of NCSG sales.

NCSG Market Opportunity

The communications semiconductor market is driven largely by demand for high-speed access to communications networks. As the number and types of devices accessing communications networks continues to expand and as multimedia applications, which use larger amounts of network capacity, proliferate, the demand for bandwidth and high-speed communications equipment is expected to grow. An example of the type of application driving greater network access rates is WLAN access points that require both processing and advanced security features at the point of access to protect the data being transmitted as well as the integrity of the network being accessed. According to IDC, in 2003 the market for application-specific semiconductors for wireline applications was $5.4 billion. Within this market, according to IDC, we were the leader in communications processors with 55% market share in 2003. In addition, according to ABI Research, in 2003, we were the leader for radio frequency power wireless products for cellular base stations.

NCSG Principal Products

•	Communications Processors. Communications processors are programmable semiconductors that perform tasks related to control and manipulation of digital data, as well as network interfaces. They are designed to handle tasks related to data transmission between nodes within a network and the manipulation of that data upon arrival at its destination. In addition, communications processors have the ability to convert data into and out of various communications protocols. Our communications processors generally include our PowerQUICC™ family of processors. We sell our communications processors primarily for use in network and wireless access and customer premise equipment applications. We also sell communications processors to customers for control and processing functions in a variety of media and data storage applications, as well as for applications requiring security features, such as virtual private networks that we enable through our encryption techniques.

•	Host Processors. Host processors are programmable devices that are designed to be scalable in terms of performance in order to meet the highly diverse needs of products ranging from desktop and laptop computer central processing units to high-performance, highly integrated embedded microprocessors. The PowerPC™ microprocessor architecture cost-effectively provides strong processing performance, high degrees of integration, reduced power consumption and a broad set of development tools.

•	Digital Signal Processors. Digital signal processors are special-purpose microprocessors that can perform arithmetic calculations, such as addition and multiplication, very rapidly on a real-time basis. Digital signal processors for networking applications are used in products that require high performance calculations, such as voice compression (the conversion of voice signals into data packets) and the conversion of analog signals into digital signals at very high speeds. The performance of digital signal processors is measured by the number of multiply-accumulate cycles (MAC) that the product can execute per unit time. We believe that our recently introduced digital signal processor based on our jointly-developed StarCore® technology has one of the highest MAC ratings of any programmable digital signal processor available today. This technology for networking applications provides strong processing power that enables developers to create next generation networking products that offer tremendous channel densities (more communications channels per chip), while maintaining system flexibility, scalability, and upgradeability. See “—Products and Applications—Networking and Computing Systems Group (NCSG)—NCSG Key Partnership” for additional information regarding our StarCore® joint venture.

•	Radio Frequency Devices. We sell radio frequency devices used to transmit and receive signals in wireless infrastructure products, which primarily include 2G, 2.5G, and 3G cellular base stations and cellular base transceiver stations. Our radio frequency devices include base station integrated circuit drivers, base station module pre-drivers, and radio frequency high- power transistors. These products amplify the analog signal output from a radio transceiver in preparation for transmission as a high-powered radio frequency signal over a wireless network.

•	Timing and Interconnect Devices. We provide a complete product line of clock devices for our customers’ system timing needs. We believe our portfolio of clock devices is one of the broadest in the industry. In addition, we offer several interconnect products, such as serializer/deserializer products that convert data streams between parallel and serial forms. These devices are used for high-bandwidth intra-system communications between chips across a board, through a backplane (a board with slots into which other boards can be plugged) or over cables.

•	Network Processing Devices. Network processors are programmable devices that process packets of data and control how that data is sent over a network such that the data retains its quality and integrity without interfering with other data traffic on the network. We offer supporting software with our network processor products, and our customers often add their own supporting software as well. We also provide traffic management co-processors that can accommodate multiple communications protocols in combination with our network processing devices, that enable our customers to implement comprehensive solutions with predictable levels of performance, or quality of service. Our traffic management co-processors provide support for virtually any networking protocol, enabling quality of service management functions to be applied to virtually any traffic type.

•	Networked Multimedia Devices. We offer a range of products designed to improve the performance and to reduce the size and cost of multimedia delivery applications in the home. These products include single chip cable tuners for set top boxes, televisions, VCRs and cable modems. We also sell RF modulators that handle sound signals so they can be fed into a television antenna for applications such as set top boxes, DVD players and recorders, VCRs and games stations. We provide multi-channel television sound stereo encoders which solve an industry problem of preserving sound quality in surround sound and other audio systems found in set top boxes, DVD players and recorders, VCRs and games stations.

NCSG Strengths

We believe our key competitive strengths include:

•	our product performance, as measured by speed, power requirements, reliability, competitive features and pricing;

•	our broad range of product offerings;

•	our established communications processing, high power radio frequency, encryption and connectivity technology expertise; and

•	our well-developed network of independent third-party suppliers that provides tools, software, reference designs (designs incorporating a board, semiconductors, software and, in some cases, the product casing) and other complementary products to our customers.

NCSG Growth Drivers

We are focused on four initiatives that we believe will drive our future revenue growth:

•	continue to focus on leading original equipment manufacturers and to increase our market share at these accounts;

•	leverage our intellectual property portfolio to create new cost-effective and differentiated products for our customers;

•	create high value-added platform-level products in high-growth segments of our market that incorporate devices, software and reference hardware; and

•	continue to build our network of third-party suppliers to provide our customers with tools, software and services that support the use of our products.

NCSG Key Partnership

We founded and are an investor in StarCore LLC, a joint venture with Infineon and Agere. We expect that the joint venture and related agreements in connection with this joint venture will be assigned to us prior to the distribution. This joint venture was established to proliferate the StarCore® architecture as an open digital signal processing architecture with high performance and low power characteristics suitable for high volume consumer, wireless and broadband applications. The original StarCore® digital signal processing architecture was created through a joint development program between our company and Agere. We expect to benefit from the StarCore® relationship by sharing development costs. In addition, as we expect that there will be an extended user base of the StarCore® architecture through this joint venture, we believe that there will be an enhanced network of third-party suppliers that provide software and other resources for the architecture. We are currently in the process of working with StarCore® on the definition of next generation core architecture requirements that will extend our StarCore® family of products.

Wireless and Mobile Solutions Group (WMSG)

WMSG Overview

WMSG designs, manufactures and markets platform-level products and semiconductors used in the design and manufacturing of wireless mobile devices such as cellular phones, smartphones, personal digital assistants (PDAs), two-way messaging devices, global positioning systems, mobile gaming devices and wireless consumer electronics. Our strategy focuses on enabling the proliferation of wireless platforms, applications processors and radio frequency devices. Currently, over 90% of our sales in this group are derived from cellular handsets, with Motorola being our largest end customer, representing approximately 73% of our sales in the first quarter of 2004 and 69%, 73% and 71% of WMSG’s 2003, 2002 and 2001 sales, respectively. Our next largest end customer represented approximately 17% of WMSG’s sales in the first quarter of 2004 and 16%, 10% and 8% of WMSG’s 2003, 2002 and 2001 sales, respectively.

As part of our separation from Motorola, we entered into a multi-year purchase and supply agreement through the end of 2006. Under this agreement, Motorola has committed, on behalf of its cellular subscriber businesses, to purchase from us substantially all of its cellular baseband semiconductor requirements (other than cellular baseband products based on code division multiple access technologies which we do not design) for cellular handsets designed by Motorola and manufactured by or for Motorola through 2006. Under this agreement, Motorola will also treat us as a preferred supplier for other semiconductor components required by its cellular subscriber businesses for cellular handset manufacturing. In addition, Motorola has agreed to continue to encourage its original design manufacturers to purchase cellular baseband products and other semiconductors from us in connection with their production of cellular handsets for Motorola. Motorola’s obligations are subject to our ability to continue to supply our products on a competitive basis with respect to pricing, timing and features and other customary conditions with respect to capacity, delivery, quality and development. See “Arrangements between Freescale Semiconductor and Motorola—Purchase and Supply Agreement” for further discussion of this agreement.

WMSG Market Opportunity

According to IDC, in 2003 the market for all semiconductors for cellular handsets was $20.1 billion. Much of the growth in this market is expected to be driven by the growing adoption of 3G cellular handsets, which require increased semiconductor content for enhanced multimedia functionality and access to high-bandwidth data networks. According to IDC, in 2003 we were the fifth largest global supplier of semiconductors for cellular handsets with 5% market share. Within the market for cellular handsets, according to IDC, in 2003 we were the sixth largest global supplier of radio frequency transceiver chipsets and the fourth largest global supplier of digital baseband semiconductors with 6% market share in radio frequency transceiver chipsets and 8% market share in digital baseband semiconductors. China has emerged as one of the world’s most active wireless markets in terms of cellular handset design, manufacturing and consumption. We are currently working with several of China’s largest original equipment manufacturers and original design manufacturers to help them create faster time-to-market products, and we expect to benefit from the strong customer relationships that we are developing in China, as well as with leading original equipment manufacturers in both the Americas and Europe.

WMSG Principal Products

•	Baseband Processors. Baseband processors, typically consisting of an integrated digital signal processor and reduced instruction set computing cores, perform the digital signal processing and control functions required for cellular communications. Digital signal processing and control functions include speech compression and decompression, encoding and decoding and transmission and reception of voice and data signals. In addition, our baseband processors handle other functions, such as the keypad interface, audio control, ringing and display driving.

•	Power Management Semiconductors. Our power management devices control and supply the power to the various subsystems within a cellular handset. In addition, our power management devices handle the requirements for battery charging and audio amplification for the speaker and microphones.

•	Radio Frequency Semiconductors. Our radio frequency semiconductors include both radio frequency transceivers and power amplifiers. Radio frequency transceivers convert the digital signal received from the communications microcontroller to an analog signal in preparation for transmission as a radio frequency signal over a wireless network. These devices also perform the receive function, which includes converting the radio signal to a digital signal and sending that signal to the communications microcontroller. Power amplifiers amplify the signal received from the radio frequency transceiver and transmit the signal over an antenna in the system. Our radio frequency components target a variety of applications, such as cellular handsets, Bluetooth-enabled devices, WLAN and ultra-wideband connectivity. The breadth of our radio frequency technologies enables us to apply the best fit in terms of the cost and performance tradeoffs for each function within a handheld wireless product, helping customers create cost-effective products. Our radio frequency legacy builds on Motorola’s extensive radio frequency and wireless experience, accumulated from over 70 years of developing wireless products, over 50 years of developing semiconductor products and over 20 years as a leader in cellular technology.

•	Applications Processors. Applications processors are used in a variety of applications, such as cellular handsets, PDAs, mobile gaming devices, MP3 players, global positioning systems, and other handheld devices requiring long battery life or utilizing touch-screen technology. These devices consist of a reduced instruction set computing (RISC) core with embedded memory and special purpose hardware and software for multimedia applications. Applications processors handle personal information management functions, such as address book, calendar and mail applications. In addition, the applications processor performs the necessary processing required to encode, decode and display video and audio files. To date, we have shipped over 50 million applications processors to the global cellular and PDA market. Our advanced family of applications processors delivers differentiated technology by generating minimal power drain in wireless products and enabling secure, robust mobile multimedia applications with long battery life.

•	Platform-Level Products. In addition to our individual devices, we offer customers comprehensive platform-level products for cellular handsets. We offer platform-level products for leading cellular protocols, including Global Systems for Mobile Communications (GSM), General Packet Radio Service (GPRS), Enhanced Data for GSM Evolution (EDGE), integrated digital enhanced network (iDEN) and Universal Mobile Telecommunications System (UMTS) as well as emerging protocols such as Zigbee and ultrawideband. Zigbee is a standards-based technology being developed for remote monitoring and control applications that require simplicity, reliability, low cost and low power. Ultrawideband is a high-bandwidth wireless technology well suited for delivering multimedia wirelessly between computers and other consumer electronics devices. As part of our investment in ultrawideband, we recently acquired the intellectual property and other assets of a company specializing in ultrawideband. We intend to continue to invest in research and development for new products, as well as for further enhancements and modifications to our existing platforms.

Through our highly integrated platforms, we are addressing the wireless industry’s need for flexible, scalable platforms that include robust, fully integrated silicon, software and support, which in turn ease the creation of current and next-generation wireless products. Our platform-level products also help reduce the time it takes for original equipment manufacturers to get to market, by shortening the prototyping-to-initial-production cycle by as much as six to 12 months.

WMSG Strengths

We believe our key competitive strengths include:

•	our breadth of product offerings ranging from baseband, power management, radio frequency and application processors to highly integrated cellular platforms;

•	our established embedded processor and radio frequency expertise;

•	our strong intellectual property position based on over 50 years of wireless experience;

•	our legacy of working with a leading handset provider; and

•	our expertise in platform integration, radio miniaturization, wireless security and system-on-a-chip design.

WMSG Growth Drivers

We are focused on four initiatives that we believe will drive our future revenue growth:

•	expand our customer base beyond Motorola for our platform-level products and derive new revenue streams from existing customers with related applications;

•	grow our market leadership in the China semiconductor market for wireless handsets;

•	broaden our revenue from existing products, such as PDAs and mobile gaming devices and expand into new markets for local connectivity devices, smart mobile devices and wireless consumer electronics; and

•	identify new opportunities to increase market adoption of our applications processors.

Metrowerks

Overview

Metrowerks Corporation, our wholly owned subsidiary, supplies software and hardware development tools that complement our semiconductor products. Metrowerks provides customers with complete products and services that speed and simplify the evaluation and deployment of our semiconductors for the creation of platform-level products in the wireless, networking, transportation and consumer electronics markets. The Metrowerks team works closely with our business groups to create the customer support tools necessary for all of our embedded processor products and to release these tools before the semiconductor product becomes available. This approach is intended to accelerate customer product development and, accordingly, increase customer demand for our products. Metrowerks offers four categories of products and services: software development tools; hardware development tools; services; and Linux products. The products and services that Metrowerks provides are offered as industry-specific solutions that address challenges faced by developers working in these industries.

Metrowerks Principal Products

•	Software Development Tools. Metrowerks’ flagship product line is the CodeWarrior® suite of development tools, which enables customers of our embedded processors to develop the necessary software code that creates the functionality in their system products. The CodeWarrior® line of development tools offers common functionality across the complete range of our embedded processors and platforms. This makes it easier for our customers to switch between our embedded processor families, without having to learn how to use a different development tool environment. Metrowerks also offers software analysis tools that are designed to improve software code quality by allowing developers to view and analyze their applications as they run in real time on target hardware.

•	Hardware Development Tools. Metrowerks offers development boards, reference design boards and related services, such as hardware design, engineering and manufacturing capabilities. These products and services can shorten the development cycle time for our embedded processor customers and accelerate their time to market. Metrowerks shipped more than 47,000 boards for our embedded processor architectures in 2003.

•	Services. Metrowerks’ services offerings include tool customization and integration services, custom software development services, custom hardware design capabilities and managed developer programs. Of particular note are the managed developer programs through which we assist major platform providers in the creation of a community of software developers to help create compelling customer applications that work with their respective platforms. These services are utilized by manufacturers of games consoles, PDAs, set top boxes and cellular handsets. In addition, we also work with major network operators that deploy consumer devices on their networks and wish to create a customized user experience across all their products. Metrowerks has an active developer program with companies such as Sony, Nintendo Company, Ltd., Palm and Sony Ericsson Mobile Communications AB.

•	Linux Tools. We offer professional-grade development tools for embedded Linux environments. We also offer demo board support packages, which include Linux software and related tools, drivers and documentation. Our ability to offer this core Linux software, accompanied by our development tools and embedded processor products as one package, facilitates new product development for customers looking to create products based on a Linux software environment.

Customers, Sales and Marketing

We sell our products worldwide to original equipment manufacturers, to original design manufacturers and to contract manufacturers through our own sales force, agents and distributors. As of April 3, 2004, our internal sales force included approximately 620 sales and sales support personnel and 240 field applications engineers. Our direct sales force is aligned by customer end markets in order to bring dedicated expertise and knowledge to our customers.

We also maintain a network of distributors that have the global infrastructure and logistics capabilities to handle several thousand other customers. Our main global distributors are Arrow Electronics, Inc., Avnet, Inc. and Future Electronics, Inc., complemented by a number of specialty regional distributors who have special relationships with their customers based on their respective collections of product offerings.

We have 69 sales offices located in 24 countries. We believe that it is important to have a large number of sales offices so as to closely align ourselves with the development efforts of our customers, as well as to be able to respond quickly to customer requirements.

We generally target customers who are leaders in industries in which our products are used as well as companies that we believe will be future leaders in these industries. Motorola is currently our largest end customer, comprising approximately 26% of our first quarter 2004 sales and 23%, 26% and 23% of 2003, 2002 and 2001 sales. No other end customer represented more than 10% of our sales for these periods. The following nine end customers comprised approximately 31% of our total 2003 sales: Apple, Bosch, BMW, Continental Teves, Delphi, Hewlett-Packard, QUALCOMM, Siemens and Visteon. Sales ascribed to these end customers include purchases made by contract manufacturers that are a result of design wins and purchase decisions by the end customers.

Research and Development

Research and development is critical to our success, and we are committed to maintaining consistent levels of research and development expenditures. Our research and development spending has been approximately $1.0 billion for each of the past three years. Our research and development activities focus on both product and process development. Our product design engineering activities, which constitute the majority of our research and development expenditures, are primarily aligned with our three primary business groups and the areas of focus for these investments are described within the relevant business sections. Our process technology development resources are shared across our three business groups and, in addition, we have shared resources for development in selected areas, such as embedded memory technology, packaging technology and system-on-a-chip design methodology. We believe that this approach allows us to apply our investments in process technology and other selected areas across a broad portfolio of products.

We participate in alliances or other arrangements with external partners in the area of process technology, manufacturing technology and materials development to reduce the cost of development and accelerate access to new technologies. For example, our jointly-funded alliance with STMicroelectronics and Philips Electronics in Crolles, France is focused on the development of advanced CMOS process technology from 90 nanometers down to 32 nanometers on 300 millimeter wafers. This cooperation includes the development of analog, memory and radio frequency capabilities to be implemented in CMOS to enable the production of integrated system-on-a-chip products. TSMC also participates in the process technology development aspects of this alliance. In addition, we have joint development activities with TSMC for adding flash memory technology to basic CMOS for microcontroller manufacture. We are members of Sematech Inc. and the Semiconductor Research Corporation for advanced process development research, a founder member of EUV LLC, a consortium promoting advanced lithography research, and we also collaborate on a number of projects with universities.

Late in the third quarter of 2003, we initiated cost reduction actions to consolidate research and development design centers globally, which is expected to result in improved research and development effectiveness.

As of April 3, 2004, our total research and development staff consisted of approximately 5,000 employees working at 50 sites around the world. Our principal research and development locations include facilities in the United States, Hong Kong, Brazil, China, India, Japan, Romania, Israel, the United Kingdom, France and Germany.

Manufacturing

Our goal is to optimize our manufacturing capacity through a balanced use of internal capabilities, external manufacturing and alliances. We currently manufacture a substantial portion of our volume at our own facilities. However, in the past three years, as part of our asset-light strategy, we consolidated several factories. From 2000 to April 3, 2004, we reduced our number of total manufacturing facilities from 22 to nine, including seven fabs, and reduced the number of manufacturing employees by 8,300. Most recently, on January 16, 2004, we completed the sale of a 200 millimeter wafer fabrication facility in Tianjin, China to SMIC for which we received Series D convertible preference shares and warrants in SMIC. In March 2004, we sold 17% of our holdings in SMIC in its initial public offering. Our remaining investment in SMIC will be retained by Motorola.

As part of our asset-light strategy, we utilize a balance of internal and external manufacturing resources for standard CMOS processes and high-volume products. This allows us to maximize cash flow and minimize the risk associated with market fluctuations. For specialty technologies, such as silicon germanium, we will continue to source nearly all of this volume internally. We have relationships with several wafer foundries and assembly and test subcontractors to meet our external sourcing needs. In June 2002, we announced a strategic manufacturing relationship with TSMC for greater access and flexibility of supply.

For advanced technology, we have a five-year jointly funded alliance with STMicroelectronics and Philips Electronics for 300 millimeter wafer fabrication in Crolles, France. We own capacity in this facility as a result of our investment.

We operate nine owned manufacturing facilities, of which seven are wafer fabrication facilities and the remaining two are assembly and test facilities. The locations of these facilities, the types of products they produce and technologies that they support are described in the table below. These facilities are certified to the ISO-9000/14001 international quality standards plus the QS-9000 standard for the automotive industry.

Manufacturing Facilities

Name & Location	Primary User; Secondary User(s)	Representative Products	Technologies Employed	Current/Four* Wall Capacity
WAFER FABS
CS-1, Tempe, Arizona	WMSG; NCSG	• Power amplifiers • Radio frequency switches	• 150 millimeter (mm) wafers • GaAs • ≥ 0.5 micron	• 1000/1000 wafers per week (WPW)

MOS-9, East Kilbride, Scotland	TSPG; WMSG; NCSG	• Flash microcontrollers • Power management • Radio frequency LDMOS transistors • Mixed-signal devices	• 150 mm wafers • CMOS, embedded non-volatile memory (NVM), • ≥ 0.5 micron	• 9165/9165 WPW

MOS-20, Toulouse, France	TSPG; WMSG	• Power management • Motor controllers • Power semiconductors	• 150 mm wafers • Power CMOS • ≥ 0.5 micron	• 9500/11500 WPW

TSC-6, Sendai, Japan	TSPG	• Microcontrollers • Sensors	• 150 mm wafers • CMOS, embedded NVM • ≥ 0.5 micron	• 10000/10000 WPW

MOS-11, Austin, Texas	WMSG; NCSG	• Radio frequency transceivers • Radio frequency amplifiers • Power management • Communications processors	• 200 mm wafers • CMOS, BiCMOS silicon germanium carbon, power CMOS • ≥ 0.25 micron	• 4425/5500 WPW

MOS-12, Chandler, Arizona	TSPG; WMSG	• Microcontrollers • Power management • Embedded processors	• 200 mm wafers • CMOS, embedded NVM, power CMOS • ≥ 0.18 micron	• 6155/8600 WPW

MOS-13, Austin, Texas	WMSG; NCSG	• Communications processors • Host processors • Applications processors	• 200 mm wafers • Advanced CMOS, system-on-a-chip • ≥ 0.09 micron	• 7000/7050 WPW

ASSEMBLY & TEST

KLM, Kuala Lumpur, Malaysia	All	• Communications processors • Host processors • Microcontrollers • Power management • Analog and mixed-signal devices • Radio frequency devices

BAT-3, Tianjin, China	All	• Communications processors • Microcontrollers • Power management • Analog and mixed-signal devices

*	Current capacity refers to the capacity of installed equipment as defined by the number of wafers that initiate the manufacturing process, known as wafer starts, per week. Four wall capacity refers to the maximum potential capacity of a manufacturing facility assuming the facility is fully-equipped as defined by wafer starts per week.

Our manufacturing processes require many raw materials, such as silicon wafers, mold compound, packaging substrates and various chemicals and gases, and the necessary equipment for manufacturing. We obtain these materials and equipment from a large number of suppliers located throughout the world. These suppliers deliver products to us on a just-in-time basis, and we believe that they have sufficient supply to meet our current needs, although it is possible that we could experience inadequate supply due to a sudden worldwide surge in demand. In addition, we sole source a number of our supplies. Should an unexpected event occur at one of these suppliers, our business, financial condition and results of operations could be adversely affected.

Like many global companies, we maintain plans to respond to external developments that may affect our employees, facilities or business operations. Business continuity is very important to us as we strive to ensure reliability of supply to our customers. QS 9000 quality standards, our company standards of internal control, and our company quality standards all require a business continuity plan to effectively return critical business functions to normal in the case of an unplanned event, and our operations are certified to all of these standards. We require our major foundries, assembly and test providers and other suppliers to have a business continuity plan as well.

Our business continuity plan covers issues related to continuing operations (e.g., continuity of manufacturing and supply to customers), crisis management of our business sites (e.g., prevention and recovery from computer, data, hardware and software loss) and information protection. We perform annual risk assessments at each site, review over 1,200 activities, scenarios, risks and actual events, and conduct annual test drills. Generally, we maintain multiple sources of supply of qualified technologies. We also audit our suppliers’ compliance with their plans.

Our Facilities

We intend to locate our principal executive offices at 6501 William Cannon Drive West, in Austin, Texas. We also operate manufacturing facilities, design centers and sales offices throughout the world, some of which are currently shared facilities with Motorola. As of April 3, 2004, we owned 15 facilities, five of which are located in North America and 10 of which are located in other countries. In the aggregate, we lease 125 facilities, 57 of which are located in the Americas and 68 of which are located in other countries. Our total square footage consists of 14 million square feet, of which 12 million square feet is owned and two million square feet is leased. Our lease terms range from monthly leases to 22 years.

The following table describes our facilities:

Region	Description	Principal Locations	Total Owned Square Footage	Total Leased Square Footage
Americas	5 owned facilities, 57 leased facilities	• Austin, Texas • Phoenix, Arizona	7.3 million	1.3 million

Asia	5 owned facilities, 28 leased facilities	• Kuala Lumpur, Malaysia • Hong Kong • Sendai, Japan	2.2 million	0.2 million

Europe, Middle East, Africa	5 owned facilities, 40 leased facilities	• East Kilbride, Scotland • Toulouse, France • Munich, Germany • Tel Aviv, Israel • Nibe, Denmark	2.8 million	0.5 million

As part of our overall strategy to reduce operating costs and improve our financial performance, a number of facilities have either been sold or are currently for sale. Since January 2003, facilities in Irvine, California; Mesa, Arizona; Sendai, Japan; South Queensferry, Scotland; and Tianjin, China were sold with a partial leaseback of the facility in Sendai, Japan. Facilities, or portions thereof including the land, in Austin, Texas; and Richmond, Virginia are currently for sale.

We believe that all of our facilities and equipment are in good condition, are well maintained and are able to operate at present levels.

We have a concentration of manufacturing (including assembly and test) in Asia, primarily in China, Japan, Malaysia and Taiwan, either in our own facilities or in the facilities of third parties. If manufacturing in the region were disrupted, our overall production capacity could be significantly reduced.

Competition

We operate in a highly competitive market. While few companies compete with us in all of our product areas, our competitors range from large, international companies offering a full range of products to smaller companies specializing in narrow markets within the semiconductor industry. The competitive environment is also changing as a result of increased alliances between competitors, and we expect that this will continue to evolve through alliances, strategic acquisitions or other agreements among our competitors. Our competitors may have greater financial, personnel and other resources than we have in a particular market or overall. We expect competition in the markets in which we participate to continue to increase as existing competitors improve or expand their product offerings or as new participants enter our markets. Increased competition may result in reduced profitability and reduced market share.

Our primary competitors are other integrated device manufacturers, such as Infineon, Intel Corporation, Renesas Technology Corporation, STMicroelectronics and Texas Instruments Incorporated. However, our key competition varies to some degree in each of our groups. The following table shows key competitors for each of our business groups:

Transportation and Standard Products Group	Analog Devices, Inc., Bosch, Fujitsu Ltd., Infineon, Microchip Technology Incorporated, NEC Corporation, Philips Electronics, Renesas, STMicroelectronics and Texas Instruments

Networking and Computing Systems Group	Agere, Broadcom Corporation, Conexant Systems Inc., Intel, International Business Machines Corporation, Marvell Technology Group Ltd., PMC-Sierra, Inc., Texas Instruments and Vitesse Semiconductor Corporation

Wireless and Mobile Solutions Group	Infineon, Philips Electronics, QUALCOMM, RF Microdevices, Inc., Skyworks Solutions, Inc., STMicroelectronics and Texas Instruments

We compete in our different product lines primarily on the basis of price, technology offered, product features, quality and availability, warranty, quality and availability of service, time-to-market and reputation.

Our ability to develop new products to meet customer requirements and to meet customer delivery schedules are also critical factors. New products represent the most important opportunity to overcome the increased competition and pricing pressure inherent in the semiconductor industry.

Backlog

Our backlog was $1.4 billion at April 3, 2004, $1.2 billion at December 31, 2003 and $1.1 billion at December 31, 2002. Motorola represented approximately 32%, 33% and 28% of that backlog on each of those respective dates. Orders are placed by customers for delivery for up to as much as 12 months in the future, but for purposes of calculating backlog, only the next 13 weeks’ requirements are reported. An order is removed from the backlog only when the product is shipped, the order is cancelled or the order is rescheduled beyond the 13-week delivery window used for backlog reporting. In the semiconductor industry, backlog quantities and shipment schedules under outstanding purchase orders are frequently revised in response to changes in customer needs. Typically, agreements calling for the sale of specific quantities at specific prices are contractually subject to price or quantity revisions and are, as a matter of industry practice, rarely formally enforced. Therefore, we believe that most of our order backlog is cancelable. For these reasons, the amount of backlog as of any particular date may not be an accurate indicator of future results.

Employees

As of April 3, 2004, we employed approximately 22,000 full-time employees, compared to approximately 23,000 full-time employees at December 31, 2003, 25,000 at December 31, 2002, and 29,000 at December 31, 2001. Approximately 5,000 were dedicated to research and development, 14,400 to manufacturing, 1,600 to selling and marketing and 1,100 to general and administrative functions. By geography, 43% of our employees are located in the United States, 37% in the Asia/Pacific region, 19% in Europe and 1% in all other locations. We believe that our continued success will depend on our ability to attract and retain highly qualified personnel, and we expect that as a stand-alone company we will be better able to offer our employees targeted incentive programs.

Intellectual Property Matters

Protection of our patent portfolio and other intellectual property rights is very important to our operations and has become even more important under our new business model discussed above. We intend to continue to license our intellectual property to third parties. We have a broad portfolio of over 4,900 patent families and numerous licenses, covering manufacturing processes, packaging technology, software systems and circuit design. A patent family includes all of the equivalent patents and patent applications that protect the same invention, covering different geographical regions. These patents are typically valid for 20 years from the date of filing. We do not believe that any individual patent, or the expiration thereof, is or would be material to any of our business groups.

Legal Proceedings

From time to time we are involved in legal proceedings arising in the ordinary course of business, including tort and contractual disputes, claims before the U.S. Equal Employment Opportunity Commission and other employee grievances, and intellectual property litigation and infringement claims. Intellectual property litigation and infringement claims could cause us to incur significant expenses or prevent us from selling our products. Under our agreements with Motorola, we will indemnify Motorola for liabilities related to our business and have assumed these liabilities. Below is a list of material pending legal proceedings in which we are included:

On March 4, 2003, Motorola filed a complaint asserting five patents against Analog Devices in the U.S. District Court for the Eastern District of Texas, Beaumont Division, seeking, among other remedies, monetary damages and injunctive relief. Analog Devices answered and counterclaimed by asserting six patents against Motorola, and by seeking, among other remedies, unspecified monetary damages and injunctive relief. The litigation involves both circuit and process semiconductor technology. Discovery is proceeding. On March 30, 2004, the court set a trial date of August 16, 2004 on five of the patents, three of Motorola’s and two of Analog Devices’. The trial date for the remaining patents has not yet been established.

Two intellectual property litigation matters are now pending between Motorola and STMicroelectronics and STMicroelectronics NV. On July 1, 2003, Motorola filed a complaint asserting infringement of three patents against STMicroelectronics and STMicroelectronics NV in the United States District Court for the Eastern District of Texas, Beaumont Division, seeking, among other remedies, unspecified monetary damages and injunctive relief. STMicroelectronics answered and counterclaimed by asserting infringement of three patents against Motorola, and seeking, among other remedies, unspecified monetary damages and injunctive relief. STMicroelectronics NV has been served and answered without counterclaiming. On July 18, 2003, STMicroelectronics filed a separate patent infringement suit asserting infringement of three other patents against Motorola in a different Texas federal court, the Sherman Division of the Eastern District of Texas, again seeking, among other remedies, unspecified monetary damages and injunctive relief. Motorola answered the complaint, named and served STMicroelectronics NV, and counterclaimed by accusing STMicroelectronics and STMicroelectronics NV of infringing four additional Motorola patents, seeking, among other remedies, unspecified monetary damages and injunctive relief. The litigation involves both circuit and process semiconductor technology. Discovery is proceeding in both cases, and the Beaumont and Sherman cases have tentative trial dates in February 2005 and November 2004, respectively.

One intellectual property litigation matter is now pending between Micron Technology and Motorola. On January 8, 2004, Motorola filed a complaint asserting infringement of 10 patents against Micron Technology in the United States District Court for the Western District of Texas, Austin Division, seeking, among other remedies, unspecified monetary damages and injunctive relief. On March 15, 2004, Micron Technology answered and counterclaimed by asserting 17 patents against Motorola, and by seeking, among other remedies, unspecified monetary damages and injunctive relief. On March 30, 2004, Micron Technology filed a separate patent infringement suit asserting infringement of seven other patents against Motorola in a different federal court, the United States District Court for the Western District of Wisconsin, again seeking, among other remedies, unspecified monetary damages and injunctive relief. Motorola answered the complaint and counterclaimed by accusing Micron Technologies of infringing five of the same patents that are the subject of the Texas lawsuit seeking, among other remedies, unspecified monetary damages and injunctive relief. On June 10, 2004, the court in the Wisconsin case ordered that the Wisconsin case be transferred to the United States District Court for the Western District of Texas. A case schedule for the proceedings in the Texas court, which will now include the matters formerly proceeding in Wisconsin, has not yet been determined by the Texas court.

If we are unsuccessful in resolving any of these proceedings, our operations may be interrupted or we may incur additional costs that could adversely affect our financial condition. However, we do not believe we will be unsuccessful in resolving any of these proceedings.

Other than as described above, we do not believe that there is any litigation pending that should have, individually or in the aggregate, a material adverse effect on our financial position, results of operations, or cash flow.

Environmental Matters

Our operations are subject to a variety of environmental laws and regulations in each of the jurisdictions in which we operate governing, among other things, air emissions, wastewater discharges, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination and employee health and safety. As with other companies engaged in similar industries, environmental compliance obligations and liability risks are inherent in many of our manufacturing and other activities. In the United States certain environmental remediation laws, such as the federal

“Superfund” law, can impose the entire cost of site clean-up, regardless of fault, upon any one among a number of statutory categories of parties, including companies that owned, operated or sent wastes to a site. In some jurisdictions, environmental requirements could become more stringent in the future which could affect our ability to obtain or maintain necessary authorizations and approvals or result in increased environmental compliance costs.

Motorola has been identified as a Potentially Responsible Party at the two facilities identified below, and has been engaged in investigations, administrative proceedings, and/or cleanup processes with respect to past chemical releases into the environment at those facilities. Under our agreements with Motorola, we will indemnify Motorola for liabilities related to our business, including the matters described below, and have assumed these liabilities. Our potential future liability at such sites (excluding costs spent to date) may adversely affect our results of operations.

52nd Street Facility, Phoenix, AZ. In 1983, a trichloroethane leak from a solvent tank led to the discovery of trichloroethylene and other organic compounds in the groundwater underlying our 52nd Street facility in Phoenix, Arizona, which is a federal National Priorities List Superfund site. The Superfund site has been divided into operable units. The first operable unit required Motorola to investigate and perform on-site soil and groundwater remediation. The Environmental Protection Agency (EPA) issued a record of decision for the second operable unit in July 1994. That decision led to a consent decree involving Motorola and another potentially responsible party that required Motorola and the third party to design and implement a remediation plan targeted at containing and cleaning up off-site solvent groundwater contamination. The EPA has not issued a final remedy for either the first operable unit or the second operable unit which leaves open the possibility that there could be additional cleanup costs associated with either unit. The EPA has performed some preliminary investigation into the third operable unit, which is an area extending beyond the boundaries of the area delineated in the second operable unit. A number of additional potentially responsible parties, including Motorola, have been identified at the third operable unit. We are actively working with federal and state agencies to perform remedial action consistent with what we believe to be the appropriate level of responsibility. We believe our responsibility for the third operable unit conditions to be negligible. We are also attempting to resolve the extent of our liability with these agencies and other responsible parties for the entire site.

56th Street Facility, Phoenix, AZ. In 1985, the EPA initiated an inquiry concerning our 56th Street facility in Phoenix, Arizona following the discovery of organic compounds in certain local area wells. The Arizona Department of Environmental Quality assumed primary responsibility for this matter. We voluntarily undertook negotiations with the state to remediate the groundwater contamination, and are currently committed to manage the remediation under the Arizona Department of Environmental Quality’s Water Quality Assurance Revolving Fund Program.

MANAGEMENT

Directors and Executive Officers

Set forth below is information concerning our directors and executive officers. Currently, four individuals, David W. Devonshire, A. Peter Lawson, Donald F. McLellan and Leif G. Soderberg, are officers of Motorola and are currently serving as directors. Concurrently with the completion of this offering, A. Peter Lawson and Donald F. McLellan will resign from our board of directors, and we will add our Chairman and Chief Executive Officer and up to five additional directors who are currently unaffiliated with us or Motorola and who qualify as independent directors. Four of these prospective directors are listed below. We expect that by the time of the distribution, the Motorola representatives on our board of directors will be replaced with additional independent directors.

Name	Age	Position(s)
David W. Devonshire	59	Director
A. Peter Lawson	58	Director
Donald F. McLellan	38	Director
Leif G. Soderberg	50	Director
H. Raymond Bingham	58	Prospective Director
Stephen P. Kaufman	62	Prospective Director
Kevin Kennedy	48	Prospective Director
B. Kenneth West	70	Prospective Director
Michel Mayer	44	Chairman and Chief Executive Officer
Scott A. Anderson	50	President and Chief Operating Officer
Christopher P. Belden	43	Senior Vice President, Manufacturing
Alan Campbell	46	Senior Vice President and Chief Financial Officer
David M. Doolittle	49	Senior Vice President, Human Resources
Franz Fink	42	Senior Vice President and General Manager, Wireless and Mobile Systems Group
Paul E. Grimme	45	Senior Vice President and General Manager, Transportation and Standard Products Group
Carleton D. Pearl	60	Vice President and Treasurer
David Perkins	42	Senior Vice President and General Manager, Networking and Computing Systems Group
Claudine Simson	51	Vice President and Chief Technology Officer
John D. Torres	45	Senior Vice President and General Counsel

Our Non-Employee Directors

David W. Devonshire has been Executive Vice President and Chief Financial Officer of Motorola since April 2002. From January 2000 to March 2002, Mr. Devonshire was Executive Vice President and Chief Financial Officer of Ingersoll-Rand Company. He was Senior Vice President and Chief Financial Officer of Ingersoll-Rand Company from January 1998 to January 2000. Mr. Devonshire is currently a Director of Roper Industries, Inc.

A. Peter Lawson has been Executive Vice President, General Counsel and Secretary of Motorola since May 1998. From November 1996 to May 1998, Mr. Lawson was Senior Vice President, General Counsel and Secretary of Motorola.

Donald F. McLellan has been Corporate Vice President and Director, Corporate Development and Strategic Transactions of Motorola since May 2002. From January 2000 to May 2002,

Mr. McLellan was Vice President and Director, Transactions of Motorola. Prior to that, Mr. McLellan was Senior Counsel, Transactions of Motorola.

Leif G. Soderberg has been Senior Vice President and Director, Global Strategy and Corporate Development of Motorola since November 2002; Senior Vice President and Director, Corporate Strategy of Motorola from April 2002 to November 2002; Senior Vice President and General Manager, Strategy, Corporate Development and Industry Relations, Personal Communications Sector of Motorola from September 2000 to April 2002; Senior Vice President and General Manager, Systems Solutions Group, Commercial Government and Industrial Solutions Sector of Motorola from December 1998 to September 2000; Corporate Vice President and Director, Strategy and Business Development, Communications Enterprise of Motorola from March 1998 to December 1998; and Corporate Vice President and General Manager, RPG Americas Group of Motorola from December 1996 to March 1998.

H. Raymond Bingham has been elected to serve as one of our Directors effective upon the completion of this offering. Mr. Bingham has been Chairman of the Board of Directors at Cadence Design Systems, Inc., a supplier of electronic design automation software and services, since May 2004. Prior to being named Chairman, he was a Director, President and Chief Executive Officer at Cadence since April 1999. Mr. Bingham previously served as the Executive Vice President and Chief Financial Officer of Cadence from 1993 to April 1999. Mr. Bingham is also a Director of KLA-Tencor Corporation, Oracle Corporation and Onyx Software.

Stephen P. Kaufman has been elected to serve as one of our Directors effective upon the completion of this offering. Mr. Kaufman has been a Senior Lecturer of Business Administration at the Harvard Business School since January 2001. From 1986 to July 2000, he served as Chief Executive Officer of Arrow Electronics, Inc., a distributor of electronic components and computer-related products, and from 1992 to June 2002 he served as Chairman of the Board. Prior to joining Arrow, he served in executive capacities with Midland-Ross Corporation, a manufacturer of electrical, electronic and aerospace products and thermal systems. Prior to Midland-Ross, he was a partner of McKinsey & Co., an international management consulting firm. Mr. Kaufman is also a director of Harris Corporation and KLA-Tencor.

Kevin Kennedy has been elected to serve as one of our Directors effective upon the completion of this offering. Mr. Kennedy has been Chief Executive Officer of JDS Uniphase, a manufacturer of optical products for communications and industrial, commercial and consumer applications since September 1, 2003, and has served as a Director of JDS Uniphase as well as Chairman of its Corporate Development Committee since October 2001. Mr. Kennedy served as a Director and Chief Operating Officer of Openwave Systems from August 2001 to 2003. Prior to joining Openwave, Mr. Kennedy spent seven years at Cisco Systems, a manufacturer of computer networking systems, last as Senior Vice President of the Service Provider Line of Business and Software Technologies Division. Mr. Kennedy is also a Director of Openwave Systems, Quantum Corporation and Rambus, Inc.

B. Kenneth West has been elected to serve as one of our Directors effective upon the completion of this offering. Mr. West has been a Senior Consultant for Corporate Governance to TIAA-CREF, a major pension fund company, since 1995. He retired as Chairman of Harris Bankcorp, Inc. in 1995 where he had been employed since 1957. A former Director of Motorola, Mr. West currently serves as Chairman of the National Association of Corporate Directors (NACD) and as a Director of The Pepper Companies, Inc., a privately owned commercial construction company.

Our Executive Officers

The following sets forth information concerning our executive officers. All of our executive officers are appointed by our board of directors.

Michel Mayer was hired on May 17, 2004 to serve as our Chairman and Chief Executive Officer. From September 2001 to November 2003, Mr. Mayer served as general manager of IBM Microelectronics, the semiconductor business of International Business Machines Corporation. During that time period, Mr. Mayer also served on IBM’s Worldwide Management Council. Mr. Mayer served in various capacities with IBM from 1984 to 2001, including as general manager of IBM’s pervasive computing division and its networking hardware division, as well as in engineering and product management roles for IBM in both the U.S. and France. Mr. Mayer has been nominated to serve as Chairman of our board of directors effective upon the completion of this offering.

Scott A. Anderson is our President and Chief Operating Officer. Prior to May 2004, he served as our Chief Executive Officer and President. Mr. Anderson has been Executive Vice President and President of Motorola Semiconductor Products Sector (SPS) since May 2004. From July 2003 to May 2004, Mr. Anderson was Executive Vice President of Motorola and President and Chief Executive Officer of SPS. Prior to July 2003, he was Senior Vice President and General Manager of SPS’s Transportation and Standard Products Group for four years. From 1996 to 1999, he served as Corporate Vice President and Managing Deputy Director of Motorola’s Japan Semiconductor organization.

Christopher P. Belden is our Senior Vice President, Manufacturing. Mr. Belden has been Corporate Vice President and Director of Technology and Manufacturing of SPS since June 2001. He served as the Corporate Vice President and Chief of Staff of SPS from 2000 to 2001. He was the Corporate Vice President and Director for Die Manufacturing of SPS’s Transportation and Standard Products Group from 1997 to 2000.

Alan Campbell is our Senior Vice President and Chief Financial Officer. Mr. Campbell has been Senior Vice President and Director of Finance of SPS since February 2003. From May 2001 to February 2003, he served as Corporate Vice President and Director of Finance of SPS. From October 2000 to May 2001, he served as Vice President and Director of Finance of SPS. Prior to that he served as Vice President and Director of Finance of SPS’s Technology and Manufacturing Group.

David M. Doolittle is our Senior Vice President, Human Resources. Mr. Doolittle has been Senior Vice President and Director of Human Resources of SPS since May 2002. Prior to May 2002, he was Corporate Vice President and Director, Human Resources of SPS for two years. Prior to that he was Vice President and Director of Human Resources of SPS’s Order Fulfillment Organization and for the Austin Region.

Franz Fink is our Senior Vice President and General Manager, Wireless and Mobile Systems Group. Mr. Fink has been Vice President and General Manager of SPS’ Wireless and Mobile Systems Group since April 2003. Prior to that, Mr. Fink served as the General Manager of the 32-bit Embedded Controller Division in SPS’ Transportation and Standard Products Group.

Paul E. Grimme is our Senior Vice President and General Manager, Transportation and Standard Products Group. Mr. Grimme has been Corporate Vice President and General Manager of the Transportation and Standard Products Group of SPS since July 2003. Prior to that, Mr. Grimme served as Corporate Vice President and General Manager of the 8/16 bit division of the Transportation and Standard Products Group of SPS.

Carleton D. Pearl is our Vice President and Treasurer. Mr. Pearl has been Corporate Vice President and Director, Finance, SPS since January 2004. Mr. Pearl continues to serve as an Executive Consultant to Bunge Limited, a position he has held since 2003. From 2000 to 2003, Mr. Pearl was President and Chief Executive Officer of System Capital Corporation, a finance company of the McDonald’s Corporation, franchisees and suppliers. Prior to that, Mr. Pearl spent 22 years at McDonald’s Corporation, where he most recently served as Senior Vice President and Treasurer.

David Perkins is our Senior Vice President and General Manager, Networking and Computing Systems Group. Mr. Perkins has been Corporate Vice President and General Manager of the Networking and Computing Systems Group of SPS since February 2002. Mr. Perkins served as President and CEO of Metrowerks from 1999 to 2002. Prior to his being named President and CEO, Mr. Perkins served as Chief Financial Officer and Senior Vice President of Business Development for Metrowerks.

Dr. Claudine Simson is our Vice President and Chief Technology Officer. Dr. Simson has been Corporate Vice President and Chief Technology Officer of SPS since March 2003. Prior to joining Motorola, Dr. Simson spent 23 years at Nortel Networks where she held executive research and development positions. Most recently, Dr. Simson was Chief Technology Officer at IPVALUE Management, an emerging company specializing in the commercialization of corporate intellectual property.

John D. Torres is our Senior Vice President and General Counsel. Mr. Torres has been a Vice President in Motorola’s Corporate Law Department and Law Director for SPS since April 2001. From October 2000 to March 2001, he served in Motorola’s Corporate Law Department as Law Director for SPS. From February 2000 to September 2000, he served in Motorola’s Corporate Law Department as Commercial Law Director for SPS. From May 1996 to January 2000, he served in Motorola’s Corporate Law Department as Senior Counsel supporting Motorola’s Satellite Communications Group.

Each of these executive officers will resign from their Motorola positions, if any, prior to this offering.

Board Structure

Concurrent with the completion of this offering, our directors will be divided into three classes serving staggered three-year terms. At each annual meeting of our stockholders, directors will be elected to succeed the class of directors whose terms have expired. Class I directors’ terms will expire at the 2005 annual meeting of our stockholders, Class II directors’ terms will expire at the 2006 annual meeting of our stockholders and Class III directors’ terms will expire at the 2007 annual meeting of our stockholders. Our classified board could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Committees of the Board of Directors

Concurrent with the completion of this offering, our board of directors will establish the following committees: a compensation and leadership committee, an audit and legal committee and a governance and nominating committee. The membership and function of each committee are described below.

Compensation and Leadership Committee. The compensation and leadership committee will be composed of B. Kenneth West, H. Raymond Bingham and Kevin Kennedy, each of whom is an independent director, and will be chaired by Mr. West. This committee approves, administers and interprets our compensation and benefit policies, including our executive incentive programs. It reviews and makes recommendations to our board of directors to ensure that our compensation and benefit policies are consistent with our compensation philosophy and corporate governance guidelines. This committee is also responsible for establishing all of our executive officers’ compensation.

Audit and Legal Committee. The audit and legal committee will be composed of H. Raymond Bingham, Stephen P. Kaufman and Kevin Kennedy, each of whom is an independent director, and will be chaired by Mr. Bingham. This committee has general responsibility for the oversight and surveillance of our accounting, reporting and financial control practices. Among other functions, the committee is responsible for the appointment, compensation, retention and oversight of the work of our independent public accountants. Mr. Bingham is a “financial expert” within the definition of that term under the regulations of the Securities Act.

Governance and Nominating Committee. The governance and nominating committee will be composed of Stephen P. Kaufman and B. Kenneth West, each of whom is an independent director, and an additional member to be named prior to the completion of this offering, and will be chaired by Mr. Kaufman. This committee oversees our governance policies and the evaluation of the board and management, nominates directors for election by stockholders, nominates committee chairpersons and, in consultation with the committee chairpersons, nominates directors for membership on the committees of the board.

Board of Directors’ Compensation and Relationships

Compensation Plan for Non-Employee Directors

We will pay an annual retainer of $80,000, payable in cash, restricted stock units or deferred stock units, at the option of the recipient, to each non-employee director other than officers of Motorola who serve as our directors. We will pay the lead director a supplemental annual cash retainer of $25,000. We will grant each non-employee director $120,000 of restricted stock units annually with three-year cliff vesting (based on the market closing price on the date of the grant). The chairs of any of the committees will receive an additional annual fee. We also will reimburse directors, and in certain circumstances spouses who accompany directors, for travel, lodging and related expenses they incur in attending board of director and committee meetings. We anticipate granting each non-employee director, other than officers of Motorola who serve as directors, active at the completion of this offering $150,000 of restricted stock units with three-year cliff vesting (at the initial public offering price).

Other Compensation

Officers of our company and of Motorola will not receive any additional compensation for their service as our directors. No other remuneration is paid to our board members in their capacity as directors. Except as specified above, directors who are not our employees do not participate in our employee benefit plans.

Compensation Committee Interlocks and Insider Participation

Our compensation committee makes all compensation decisions regarding the executive officers. None of our executive officers serve on the compensation committee or board of directors of any other company of which any of the members of the compensation committee or the board of directors is an executive officer.

Stock Ownership of Directors and Executive Officers

All of our common stock is currently owned by Motorola, and thus none of our executive officers or directors currently own shares of our common stock. Our executive officers and directors will receive shares of our Class B common stock in the distribution in respect of any Motorola common stock that they hold on the record date of the distribution. The treatment of all Motorola options and Motorola stock appreciation rights held by our employees is discussed below. We refer you to “—Treatment of Motorola Options” and “—Treatment of Motorola Stock Appreciation Rights.” The treatment of Motorola restricted stock and restricted stock units held by certain of our employees is described in “Arrangements Between Freescale Semiconductor and Motorola—Employee Matters Agreement Restricted Stock.” Effective as of the completion of this offering, certain of our employees will be granted stock options exercisable at the initial public offering price to purchase shares of our Class A common stock and restricted stock units, which will vest as described below. See “—Initial Grants.”

The following table sets forth the Motorola common stock and options to purchase Motorola common stock held by our directors, the executive officers named in the Summary Compensation Table and all of our directors and executive officers as a group, as of June 17, 2004. No stock appreciation rights are held by any director or officer. Each director owns less than 1% of the outstanding Motorola common stock. All of our current directors and executive officers as a group own less than 1% of Motorola’s outstanding common stock. Except as otherwise noted, the individual director or executive officer (including his or her family members) had sole voting and investment power with respect to the Motorola common stock.

Name	Total Common Stock and Options Beneficially Owned(1)
David W. Devonshire	60,568	(3)
A. Peter Lawson	958,374
Donald F. McLellan	67,195	(4)
Leif G. Soderberg	469,064
Scott A. Anderson	565,230	(5)
Christopher P. Belden	99,336	(6)
Alan Campbell	82,257	(7)
Paul E. Grimme	96,413	(8)
David Perkins	34,173	(9)
All directors and executive officers as a group (15 persons)(2)	2,724,318

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options that are exercisable or will become exercisable within 60 days of June 17, 2004 into shares of Motorola common stock are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(2)	Includes 1,868,505 shares of Motorola common stock subject to options.
(3)	Mr. Devonshire’s holdings include 20,568 restricted stock units. Each restricted stock unit is intended to be the economic equivalent of a share of Motorola common stock.
(4)	Mr. McLellan’s holdings include 2,739 shares of restricted stock.
(5)	Mr. Anderson’s holdings include 100,772 restricted stock units. Each restricted stock unit is intended to be the economic equivalent of a share of Motorola common stock.
(6)	Mr. Belden’s holdings include 10,000 shares of restricted stock.
(7)	Mr. Campbell’s holdings include 10,552 shares of restricted stock.
(8)	Mr. Grimme’s holdings include 6,947 shares of restricted stock.
(9)	Mr. Perkins’ holdings include 3,027 shares of restricted stock.

Executive Compensation

The following table contains compensation information for five officers who, based on employment with Motorola, were the most highly compensated, as determined by reference to total annual salary and bonus for the last completed fiscal year, of the employees who will become our employees for the years ended December 31, 2003 and 2002. All of the information included in this table reflects compensation earned by the individuals for services with Motorola. Mr. Mayer, our Chairman and Chief Executive Officer, was hired May 17, 2004. See “—Employment Agreement with Michel Mayer.”

Summary Compensation Table

Long-Term Compensation
	Annual Compensation				Awards
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Other Annual Compen- sation (3)(4)	Restricted Stock Awards ($)	Securities Underlying Options/SARs (#)(5)	All Other Compen- sation ($)(6)(7)
Scott A. Anderson President and Chief Operating Officer	2003 2002	$445,077 395,000	$211,857 250,000	$1,401 494	$877,000 —	400,000 140,000	$6,957 7,048

Christopher P. Belden Senior Vice President, Manufacturing	2003 2002	318,635 315,000	97,502 250,000	277 306	— 86,500	60,000 85,000	6,483 6,779

Alan Campbell Senior Vice President and Chief Financial Officer	2003 2002	273,943 264,615	135,000 172,000	276 268	— 91,275	60,000 85,000	6,482 6,811

Paul E. Grimme Senior Vice President and General Manager, Transportation and Standard Products Group	2003 2002	280,404 248,692	116,087 200,000	307 230	— —	27,000 55,000	6,437 887

David Perkins Senior Vice President and General Manager, Networking and Computing Systems Group	2003 2002	304,096 286,538	109,110 128,600	253 —	— —	60,000 100,000	6,441 6,344

(1)	Including amounts deferred pursuant to salary reduction arrangements under the Motorola 401(k) Plan.
(2)	Unless otherwise indicated, bonuses earned in 2003 and 2002 were earned under the Motorola Incentive Plan.
(3)	Unless otherwise indicated, these amounts consist of Motorola’s reimbursements for the income tax liability resulting from imputed income to the executive officer as a result of: (a) coverage by a life insurance policy for elected officers; (b) use of Motorola aircraft, and/or (c) incidental gifts resulting in a tax liability of less than $100.
(4)	Unless otherwise indicated, the aggregate amount of perquisites and other personal benefits, securities or property given to each named executive officer valued on the basis of aggregate incremental cost to Motorola was less than either $50,000 or 10% of the total of annual salary and bonus for that executive officer during that year.
(5)	All options were granted at fair market value at the date of grant.
(6)	These figures for 2003 include: (a) the following amounts for imputed income associated with premiums paid under the term life portion of the split-dollar life insurance for: Mr. Anderson $957; Mr. Belden $483; Mr. Campbell $482; Mr. Grimme $437; and Mr. Perkins $441; and (b) the following contributions made by Motorola to the 401(k) Plan in 2003 for: Mr. Anderson $6,000; Mr. Belden $6,000; Mr. Campbell $6,000; Mr. Grimme $6,000; and Mr. Perkins $6,000.
(7)	These figures for 2002 include: (a) the following amounts for imputed income associated with premiums paid under the term life portion of the split-dollar life insurance for Mr. Anderson $704; Mr. Belden $435; Mr. Campbell $467; and Mr. Grimme $401; and (b) the following contributions made by Motorola to the 401(k) Plan in 2002 for: Mr. Anderson $6,344; Mr. Belden $6,344; Mr. Campbell $6,344; Mr. Grimme $486; and Mr. Perkins $6,344.

Option Grants of Motorola Common Stock to Executive Officers

The following table discloses information regarding stock options granted in fiscal year 2003 to the executive officers named in the summary compensation table with respect to shares of Motorola common stock.

Option Grants in Last Fiscal Year

Individual Grants
Name	Number of Securities Underlying Options Granted (#) (1)	Percent of Total Options Granted to Motorola Employees in Fiscal Year		Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term

						5% ($)	10%($)
Scott A. Anderson	100,000 300,000	(2 (2	) )	$8.13 8.77	5/6/13 6/17/13	$511,291 1,654,622	$1,295,713 4,193,136

Christopher P. Belden	60,000	(2)		8.13	5/6/13	306,775	777,428

Alan Campbell	60,000	(2)		8.13	5/6/13	306,775	777,428

Paul E. Grimme	27,000	(2)		8.13	5/6/13	138,049	349,842

David Perkins	60,000	(2)		8.13	5/6/13	306,775	777,428

(1)	These options were granted at fair market value at the time of the grant and carry with them the right to elect to have shares withheld upon exercise and/or to deliver previously acquired shares of Motorola common stock to satisfy tax-withholding requirements. Options may be transferred to family members or certain entities in which family members have an interest.
(2)	Less than 1%.

Exercise of Stock Options

The following table discloses information regarding the value of remaining Motorola options held by executive officers named in the summary compensation table on December 31, 2003. None of the executive officers exercised any Motorola options in fiscal year 2003.

Fiscal Year-End Option Values

Name	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money(1) Options at Fiscal Year-End(2)
	Exercisable	Unexercisable	Exercisable	Unexercisable
Scott A. Anderson	332,250	586,250	$—	$2,462,600

Christopher P. Belden	122,750	195,250	—	556,600

Alan Campbell	73,505	153,500	—	505,500

Paul E. Grimme	64,750	84,250	—	260,690

David Perkins	60,000	155,000	—	505,500

(1)	“In-the-Money” options are options whose base (or exercise) price was less than the market price of Motorola common stock at December 31, 2003.
(2)	Assuming a stock price of $14.00 per share, which was the closing price of a share of Motorola common stock reported for the New York Stock Exchange on December 31, 2003.

Retirement Plans

The Motorola, Inc. Pension Plan may provide pension benefits in the future to our named executive officers in the Summary Compensation Table. Most regular U.S. Motorola employees who have completed one year of employment with Motorola or certain of its subsidiaries are eligible to participate in the pension plan. They become vested after five years of service irrespective of the age at which they retire. Normal retirement is at age 65.

The named executive officers will not accrue further benefits under the pension plan, and our company does not expect to participate in the pension plan after the date on which Motorola’s voting interest in our company first drops below 80%. We do not anticipate establishing our own defined benefit pension plans.

On the date on which Motorola’s voting interest in our company first drops below 80%, our participating employees with at least five years of recognized service with Motorola will be entitled to a vested pension benefit under the Motorola, Inc. Pension Plan. As of December 31, 2003, the named executive officers would be entitled to a benefit, expressed in the form of a single life annuity commencing at age 65, in the amount of $61,252 for Mr. Anderson, $56,178 for Mr. Belden, $71,145 and £12,299 for Mr. Campbell (including his vested pension under Motorola’s United Kingdom subsidiary’s pension plan), $68,237 for Mr. Grimme and $10,411 for Mr. Perkins.

Treatment of Motorola Options

Our employees will have the right to exercise their vested Motorola stock options in accordance with the terms of the Motorola stock option plan under which they were granted and the terms of their respective grants. It is currently anticipated that all unvested Motorola stock options held by our employees on the distribution date will be converted into options to purchase our Class A common stock. The converted options will have the same terms and conditions, including the same vesting provisions and exercise periods as the unvested Motorola options had immediately prior to the conversion date, except to the extent otherwise provided under local law. As part of the conversion, we will multiply the number of shares purchasable under each unvested Motorola option by a ratio determined at the time of conversion and divide the exercise price per share of each option by the same ratio. The conversion ratio will be the closing price of Motorola common stock on the day of the distribution or if that day is not a trading day, the previous trading day, divided by the opening price of our Class A common stock on the day after the date of distribution or if that day is not a trading day, on the next trading day. Fractional shares will be rounded down to the nearest number of whole shares.

Based on the number of options outstanding as of December 31, 2003, we anticipate that there will be 23,619,000 unvested options to purchase Motorola common stock held by our employees, assuming a distribution date of December 1, 2004, at a weighted average exercise price of $10.35. The number of unvested Motorola options subject to conversion may vary significantly due to a number of other factors, including the date of the distribution (as options will continue to vest between the date of this offering and distribution date) and the forfeiture of options by our employees who terminate their employment with us prior to the distribution.

The actual number of options to purchase our Class A common stock resulting from the conversion of Motorola unvested options, and the exercise price of such options, will be dependent on the per share price of Motorola common stock and the per share price of our Class A common stock, as illustrated in the tables below. The per share prices of Motorola common stock and of our Class A common stock set forth in these tables do not reflect necessarily the range of expected prices on the dates indicated in the tables.

Number of Converted Options (millions, except per share data)

Hypothetical Motorola Common Stock Price at Distribution Date	Hypothetical Freescale Semiconductor Class A Common Stock Price on Day After Distribution Date
	$12.00	$16.00	$20.00	$24.00	$28.00
$11.00	21.7	16.2	13.0	10.8	9.3
$14.00	27.6	20.7	16.5	13.8	11.8
$17.00	33.5	25.1	20.1	16.7	14.3
$20.00	39.4	29.5	23.6	19.7	16.9
$23.00	45.3	34.0	27.2	22.6	19.4

Weighted Average Exercise Price of Converted Options

Hypothetical Motorola Common Stock Price at Distribution Date	Hypothetical Freescale Semiconductor Class A Common Stock Price on Day After Distribution Date
	$12.00	$16.00	$20.00	$24.00	$28.00
$11.00	$11.29	$15.05	$18.82	$22.58	$26.35
$14.00	8.87	11.83	14.79	17.74	20.70
$17.00	7.31	9.74	12.18	14.61	17.05
$20.00	6.21	8.28	10.35	12.42	14.49
$23.00	5.40	7.20	9.00	10.80	12.60

Motorola will determine whether the unvested stock options will be converted taking into account a number of factors, including the following:

•	a change in the accounting rules occurs that would adversely affect the impact of the conversion on the financial statement earnings of either our company or Motorola; and

•	the relationship between the market price of the Motorola common stock and our Class A common stock at the distribution date that would result in granting options for a disproportionately large percentage of our Class A common stock.

If the conversion of the unvested Motorola options does not occur, such unvested options will terminate as of the distribution date in accordance with the terms of the Motorola stock option plan under which they were granted and the terms of their respective grants.

Treatment of Motorola Stock Appreciation Rights

Our employees will have the right to exercise their vested Motorola stock appreciation rights (SARs) in accordance with the terms of the Motorola stock incentive plan under which they were granted and the terms of their respective grants.

If all unvested Motorola stock options held by our employees on the distribution date are converted into options to purchase our Class A common stock as described above, all unvested Motorola SARs held by our employees on the distribution date will be converted into SARs relating to our Class A common stock. The converted SARs will have the same terms and conditions, including the same vesting provisions and exercise periods as the unvested Motorola SARs had immediately prior to the conversion date, except to the extent otherwise provided under local law. As part of the conversion, we will multiply the number of shares subject to each unvested Motorola SAR by the conversion ratio described above with respect to the conversion of unvested Motorola options and divide the exercise price per share of each SAR by the same ratio.

If the conversion of the unvested Motorola SARs does not occur, the unvested SARs held by our employees will terminate as of the distribution date in accordance with the terms of the Motorola stock incentive plan under which they were granted and the terms of their respective grants.

There were 10,221 Motorola SARs held by employees of the Company outstanding on May 15, 2004.

Incentive Plan

The 2004 Omnibus Incentive Plan

Prior to this offering, we will adopt the 2004 Omnibus Incentive Plan. The omnibus plan is designed to promote our success and enhance our value by linking the interests of certain of our officers, employees and directors to those of our stockholders and by providing participants with an incentive for outstanding performance. This plan is further intended to provide flexibility in its ability to motivate, attract and retain officers, employees and directors upon whose judgment, interest and special efforts our business is largely dependent. The description below summarizes the material terms of this plan.

The omnibus plan will permit stock option grants, annual management incentive awards, stock grants, restricted stock grants, restricted stock unit grants, performance stock grants, performance cash awards, stock appreciation rights grants (SARs), and cash awards.

Awards and grants under the omnibus plan are referred to as “Benefits.” Those eligible for Benefits under the omnibus plan are referred to as “Participants.” Participants include all of our employees and all our non-employee directors other than officers of Motorola who serve as our directors.

Shares Available for Issuance

The aggregate number of shares of our Class A common stock that may be issued under the omnibus plan will not exceed 48 million (subject to the adjustment provisions discussed below). The number of shares that may be issued under the omnibus plan for Benefits other than stock options and SARs will not exceed a total of 5 million shares (subject to the adjustment provisions discussed below).

Administration and Eligibility

The omnibus plan will be administered by a committee of our board of directors, which we refer to as the “Committee,” consisting of two or more directors, each of whom will satisfy the requirements established for administrators acting under plans intended to qualify for exemption under Rule 16b-3 under the Securities Exchange Act, for outside directors acting under plans intended to qualify for exemption under Section 162(m) of the Internal Revenue Code and with any applicable requirements established by the exchange upon which our common stock will be listed. The Compensation and Leadership Committee will serve as the Committee. The Committee will approve the aggregate Benefits and the individual Benefits for the most senior elected officers and non-employee directors. The Committee may delegate some of its authority under the omnibus plan in accordance with the terms of the omnibus plan.

No Participant may receive in any calendar year: (1) stock options relating to more than 750,000 shares; (2) restricted stock or restricted stock units that are subject to the attainment of performance goals (as described below) relating to more than 500,000 shares; (3) SARs relating to more than 750,000 shares; or (4) performance stock relating to more than 500,000 shares. No non-employee director may receive in any calendar year stock options relating to more than 30,000 shares or restricted stock units relating to more than 30,000 shares. Each of the above limits is subject to the adjustment provisions discussed below. The maximum amount that may be earned under performance cash awards by any Participant who is a covered employee within the meaning of Section 162(m) of the Internal Revenue Code (a Covered Employee) in any calendar year may not exceed $4,500,000.

Benefits

Grants of Stock Options. The Committee is authorized to grant stock options to Participants (Optionees), which may be either incentive stock options (ISOs) or nonqualified stock options (NSOs). NSOs and ISOs are collectively referred to as “Stock Options.” The exercise price of any ISO must be equal to or greater than the fair market value of the shares on the date of the grant. The term of a Stock Option cannot exceed 10 years. For purposes of the omnibus plan, fair market value of the shares subject to the Stock Options shall be determined in such manner as the Committee may deem equitable, or as required by applicable law or regulation. Generally, fair market value means the closing price of a share of our Class A common stock on the last trading day preceding the day of the transaction, as reported in The Wall Street Journal. At the time of grant, the Committee in its sole discretion will determine when Stock Options are exercisable and when they expire. Payment for shares purchased upon exercise of a Stock Option must be made in full at the time of purchase. Payment may be made in cash, by the transfer to us of shares owned by the Participant (held at least six months if we are accounting for Stock Options using APB Opinion 25 or purchased on the open market) having a fair market value on the date of transfer equal to the option exercise price (or certification of ownership of such shares) or in such other manner as may be authorized by the Committee.

SARs. The Committee has the authority to grant SARs to Participants and to determine the number of shares subject to each SAR, the term of the SAR, the time or times at which the SAR may be exercised, and all other terms and conditions of the SAR. A SAR is a right, denominated in shares, to receive, upon exercise of the right, in whole or in part, without any payment to us, an amount, payable in shares, in cash or a combination thereof, that is equal to the excess of: (1) the fair market value of our Class A common stock on the date of exercise of the right; over (2) the fair market value of Class A common stock on the date of grant of the right multiplied by the number of shares for which the right is exercised. The Committee also may, in its discretion, substitute SARs which can be settled only in Class A common stock for outstanding Stock Options at any time when we are subject to fair value accounting. The terms and conditions of any substitute SAR shall be substantially the same as those applicable to the Stock Option that it replaces and the term of the substitute SAR shall not exceed the term of the Stock Option that it replaces.

Restricted Stock and Restricted Stock Units. Restricted stock consists of shares which we transfer or sell to a Participant, but are subject to substantial risk of forfeiture and to restrictions on their sale or other transfer by the Participant. Restricted stock units are the right to receive shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Committee which include substantial risk of forfeiture and restrictions on their sale or other transfer by the Participant. The Committee determines the eligible Participants to whom, and the time or times at which, grants of restricted stock or restricted stock units will be made, the number of shares or units to be granted, the price to be paid, if any, the time or times within which the shares covered by such grants will be subject to forfeiture, the time or times at which the restrictions will terminate, and all other terms and conditions of the grants. Restrictions or conditions could include, but are not limited to, the attainment of performance goals (as described below), continuous service with us, the passage of time or other restrictions or conditions.

Performance Stock. A Participant who is granted performance stock has the right to receive shares or cash or a combination of shares and cash equal to the fair market value of such shares at a future date in accordance with the terms of such grant and upon the attainment of performance goals specified by the Committee. The award of performance stock to a Participant will not create any rights in such Participant as our stockholder until the issuance of Class A common stock with respect to an award.

Performance Cash Awards. A Participant who is granted performance cash awards has the right to receive a payment in cash upon the attainment of performance goals specified by the Committee. The Committee may substitute shares of Class A common stock for the cash payment otherwise required to be made pursuant to a performance cash award.

Performance Goals. Awards of restricted stock, restricted stock units, performance stock, performance cash awards and other incentives under the omnibus plan may be made subject to the attainment of performance goals relating to one or more business criteria within the meaning of Section 162(m) of the Internal Revenue Code, including, but not limited to: cash flow; cost; ratio of debt to debt plus equity; profit before tax; economic profit; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; operating earnings; economic value added; ratio of operating earnings to capital spending; free cash flow; net profit; net sales; sales growth; price of the Class A common stock; return on net assets, equity, or stockholders’ equity; market share; or total return to stockholders (Performance Criteria). Any Performance Criteria may be used to measure our performance as a whole or any of our business units and may be measured relative to a peer group or index. Any Performance Criteria may be adjusted to include or exclude special items. Special items include: (1) gains or losses on the disposition of a business, (2) changes in tax or accounting regulations or laws, or (3) the effect of a merger or acquisition, as determined in accordance with generally accepted accounting principles.

Annual Management Incentive Awards. The Committee has the authority to grant management incentive awards to any of our designated executive officers or of any subsidiary. Management incentive awards will be paid out of an incentive pool equal to 5% of our consolidated operating earnings for each calendar year. The Committee will allocate an incentive pool percentage to each designated Participant for each calendar year. In no event may the incentive pool percentage for any one Participant exceed 30% of the total pool. For purposes of the omnibus plan, “consolidated operating earnings” will mean the consolidated earnings before income taxes, computed in accordance with generally accepted accounting principles, but shall exclude the effects of special items. The Participant’s incentive award then will be determined by the Committee based on the Participant’s allocated portion of the incentive pool subject to adjustment in the sole discretion of the Committee. In no event may the portion of the incentive pool allocated to a Participant who is a Covered Employee be increased in any way, including as a result of the reduction of any other Participant’s allocated portion.

Stock Awards. The Committee may award shares of Class A common stock to Participants without payment therefor, as additional compensation for service to us or a subsidiary. Stock awards may be subject to other terms and conditions, which may vary from time to time and among employees, as the Committee determines to be appropriate.

Cash Awards. A cash award consists of a monetary payment made by us to an employee as additional compensation for his or her services to us or a subsidiary. A cash award may be made in tandem with another Benefit or may be made independently of any other Benefit. Cash awards may be subject to other terms and conditions, which may vary from time to time and among employees, as the Committee determines to be appropriate.

Amendment of the Omnibus Plan

The board of directors or the Committee has the right and power to amend the omnibus plan; provided, however, that neither the board of directors nor the Committee may amend the omnibus plan in a manner which would impair or adversely affect the rights of the holder of a Benefit without the holder’s consent. No material amendment of the plan shall be made without stockholder approval.

Termination of the Omnibus Plan

The board of directors may terminate the omnibus plan at any time. Termination will not in any manner impair or adversely affect any Benefit outstanding at the time of termination. No Benefit under the Plan may be granted more than 10 years after the date that the omnibus plan was adopted by the board of directors.

Committee’s Right to Modify Benefits

The Committee may grant Benefits on terms and conditions different than those specified in the omnibus plan to comply with the laws and regulations of any foreign jurisdiction, or to make the Benefits more effective under such laws and regulations.

The Committee may permit or require a Participant to have amounts or shares of Class A common stock that otherwise would be paid or delivered to the Participant as a result of the exercise or settlement of an award under the omnibus plan credited to a deferred compensation or stock unit account established for the Participant by the Committee on our books of account.

Neither the board of directors nor the Committee may cancel any outstanding Stock Option or SAR for the purpose of reissuing the option or SAR to the Participant at a lower exercise price, or to reduce the option price of an outstanding option or SAR.

Change in Control

Stock Options. Upon the occurrence of a Change in Control, each Stock Option outstanding on the date on which the Change in Control occurs will immediately become exercisable in full.

Restricted Stock and Restricted Stock Units. Upon the occurrence of a Change in Control, the restrictions on all shares of Restricted Stock and Restricted Stock Units outstanding on the date on which the Change in Control occurs will be automatically terminated. With regard to Restricted Stock Units, shares of Class A common stock will be delivered to the Participant as determined in accordance with the terms and conditions in the applicable agreement relating to Restricted Stock Units.

Performance Stock. Upon the occurrence of a Change in Control, any performance goal with respect to any outstanding Performance Stock will be deemed to have been attained at target levels, and shares of Class A common stock or cash will be paid to the Participant as determined in accordance with the terms and conditions set forth in the applicable agreement relating to the performance stock.

Performance Cash Awards. Upon the occurrence of a Change in Control, any performance goal with respect to any outstanding performance cash awards will be deemed to have been attained at target levels, and the cash (or shares of Class A common stock) will be paid to the Participant as determined in accordance with the terms and conditions set forth in the applicable agreement relating to the performance cash awards.

SARs. Upon the occurrence of a Change in Control, each SAR outstanding on the date on which the Change in Control occurs will immediately become exercisable in full.

Management Incentive Awards. Upon the occurrence of a Change in Control, all Management Incentive Awards will be paid out based on the consolidated operating earnings of the immediately preceding year, or such other method of payment as may be determined by the Committee (prior to the Change in Control).

Other Stock or Cash Awards. Upon the occurrence of a Change in Control, any terms and conditions with respect to other stock or cash awards previously granted under the omnibus plan will be deemed to be fully satisfied and the other stock or cash awards will be paid out immediately to the Participants, as determined in accordance with the terms and conditions set forth in the applicable grant, award, or agreement relating to such Benefits.

For purposes of the omnibus plan, the term “Change in Control” is defined as the occurrence of any of the following events: (1) any “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Securities Exchange Act) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act), directly or indirectly, of our securities representing 20% or more of the combined voting power of our then outstanding securities (other than (1) a Permitted Holder or (2) an acquisition directly from us), (2) there shall be consummated (A) any consolidation, merger or reorganization of our company in which our company is not the surviving or continuing corporation or pursuant to which shares of common stock would be converted into or exchanged for cash, securities or other property, other than a consolidation, merger, or reorganization of our company in which the holders of common stock of our company immediately prior to the merger have, directly or indirectly, an ownership interest in securities representing a majority of the combined voting power of the outstanding voting securities of the surviving corporation immediately after the transaction, or (B) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of our company other than any such transaction with entities in which the holders of our common stock, directly or indirectly, have an ownership interest in securities representing a majority of the combined voting power of the outstanding voting securities of such entities immediately after the transaction, (3) the stockholders of our company approve any plan or proposal for the liquidation or dissolution of our company, (4) as the result of, or in connection with, any cash tender offer, exchange offer, merger or other business combination, sale of assets, proxy or consent solicitation (other than by the board), contested election or substantial stock accumulation (a Control Transaction), the members of the board immediately prior to the first public announcement relating to such Control Transaction shall thereafter cease to constitute a majority of the board, or (5) during such time as Motorola continues to own our securities representing a majority of the combined voting power of our then outstanding securities, a “Change in Control” (as defined in this omnibus plan) of Motorola shall occur. The distribution of our securities by Motorola to its stockholders or any other disposition of such securities to a third party by Motorola will not constitute a Change in Control. “Permitted Holder” shall mean (1) Motorola, (2) any person or group acquiring our securities directly from Motorola, and (3) our company or an employee benefit plan of our company or a corporation controlled by our company.

Adjustments

In the event of any stock dividend, stock split, reverse stock split, share combination, recapitalization, merger, consolidation, spinoff, reorganization, stock rights offering, liquidation, disaffiliation of a subsidiary or similar event of or by our company, the Committee shall make such adjustments (if any) as it deems appropriate and equitable, in its discretion, to reflect such event to outstanding awards, including without limitation (1) adjustments to the total number or class of shares available for Benefits, the maximum number of shares which may be subject to an award in any calendar year and the number, class and exercise price of shares subject to outstanding Benefits, (2) the substitution of other property (including, without limitation, other securities) for the stock covered by outstanding awards, and (3) in connection with any disaffiliation of a subsidiary, arranging for the assumption, or replacement with new awards, of awards held by grantees employed by the affected subsidiary by the entity that controls the subsidiary following the disaffiliation.

Substitution and Assumption of Benefits

The board of directors or the Committee may authorize the issuance of Benefits in connection with the assumption of, or substitution for, outstanding benefits previously granted to individuals who become our employees or employees of any of our subsidiaries as the result of any merger, consolidation, acquisition of property or stock, or reorganization other than a Change in Control, upon such terms and conditions as it deems appropriate.

Reusage

If a Stock Option granted under the omnibus plan expires or is terminated, surrendered or canceled without having been fully exercised or if restricted stock, restricted stock units, performance stock or SARs granted under the omnibus plan are forfeited or terminated without the issuance of the shares subject thereto, the shares covered by such Benefits which were forfeited or terminated without issuance will again be available for use under the omnibus plan. Shares covered by a Benefit granted under the omnibus plan would not be counted as used unless and until they are actually issued and delivered to a Participant. Any shares of Class A common stock covered by a SAR shall be counted as used only to the extent shares are actually issued to the Participant upon exercise of the SAR. The number of shares which are transferred to us by a Participant to pay the exercise or purchase price of a Benefit will be subtracted from the number of shares issued with respect to such Benefit for the purpose of counting shares used. Shares withheld to pay withholding taxes in connection with the exercise or payment of a Benefit will not be counted as used. Shares covered by a Benefit granted under the omnibus plan that are settled in cash will not be counted as used.

Certain Tax Consequences

There are no income tax consequences for us upon the grant of either an incentive stock option or a nonqualified stock option.

When a nonqualified stock option is exercised, the option holder will recognize ordinary income equal to the excess of fair market value of the stock on the date of exercise over the aggregate exercise price and we are entitled to a corresponding deduction.

When an incentive stock option is exercised, the option holder does not recognize income and we are not entitled to a deduction. In the event of a “disqualifying disposition” by the option holder, we are entitled to a deduction equal to the compensation income recognized by the option holder.

When a SAR is granted, there are no income tax consequences for us. When an SAR is exercised, we are entitled to a deduction equal to the compensation recognized by the participant.

We are entitled to a deduction equal to the compensation recognized by a participant in connection with the grant or vesting of restricted stock, as the case may be.

With respect to other Benefits granted under the plan, we will be entitled to a deduction equal to the compensation recognized by a participant upon the delivery of shares or payment of cash in satisfaction of any Benefit.

Initial Grants

In connection with this offering, executive officers, non-employee directors (excluding our Motorola directors) and certain employees worldwide will be awarded initial stock option grants to purchase shares of our Class A common stock, and restricted stock units. The option grants will vest over three years, with 33% vesting on each of the first two anniversaries of the grant date and the remaining 34% on the third anniversary of the grant date. The exercise price per share of the stock options will be equal to the initial public offering price of our Class A common stock. The options will have a ten-year exercise period. The restricted stock units will vest ratably over four years and will be issued at the initial public offering price of our Class A common stock. A total of approximately 18 million shares, or 4.5% of our outstanding common stock, will be issuable upon the exercise of the options and the vesting of the restricted stock units.

Total Anticipated Stock Option Grants and Stock Ownership

The following table sets forth the number of shares of our Class A common stock that are expected to be beneficially owned after the completion of this offering (without giving effect to vesting schedules), and the number of shares of our Class B common stock that are expected to be beneficially owned after the completion of the distribution, by each of our directors, the executive officers named in the Summary Compensation Table, all of our directors and executive officers as a group. Unless otherwise indicated, all options for our Class A common stock will be granted at the initial public offering price. This table assumes that Motorola elects to convert outstanding unvested Motorola stock options held by our employees on the distribution date into stock options to purchase our Class A common stock. In addition, the following table sets forth the number of restricted stock units that are expected to be beneficially owned after the completion of this offering by each of our directors, the executive officers named in the Summary Compensation Table and all of our directors and executive officers as a group.

Directors and Executive Officers	Shares under options issued upon completion of this offering		Restricted stock units issued upon completion of this offering		Estimated shares under options issued in connection with the conversion of Motorola options(1)(2)	Estimated shares to be issued on the date of distribution(3)	Total
David W. Devonshire	—		—		—	(4)	—
A. Peter Lawson	—		—		—	(4)	—
Donald F. McLellan	—		—		—	(4)	—
Leif G. Soderberg	—		—		—	(4)	—
Michel Mayer	748,223	(5)	466,667	(5)	—	15	1,214,905
Scott A. Anderson	125,000		50,000		502,500	56,523	734,023
Christopher P. Belden	40,000		18,000		133,750	9,934	201,684
Alan Campbell	70,000		40,000		132,500	8,226	250,726
Paul E. Grimme	55,000		32,000		61,000	9,641	157,641
David Perkins	60,000		35,000		116,250	3,417	214,667
All directors and executive officers as a group (15 persons)	1,370,112		776,667		1,287,075	272,432	3,706,286

(1)	This is an estimate of the number of shares of our Class A common stock to be issued upon conversion of outstanding unvested Motorola options on the anticipated distribution date. For purposes of this calculation we have assumed the price per share of our Class A common stock and Motorola common stock on the date of distribution is in each case, $20.
(2)	Based on the estimated number of unvested Motorola stock options owned by the directors and executive officers as of the anticipated distribution date, which are subject to conversion.
(3)	Assumes that .10 shares of our Class B common stock owned by Motorola will be distributed for every outstanding share of Motorola common stock. Based on the number of shares of Motorola common stock held by the directors and executive officers. See “—Stock Ownership of Directors and Executive Officers.”
(4)	These directors are not included in this table as they are expected to resign on or prior to the date of distribution.
(5)	Assuming an initial public offering price of $13.50 (the midpoint of the range) per share, which was used for calculating the actual number of shares using the Black-Scholes formula. See
“—Employment Agreement with Michel Mayer.”

We also anticipate issuing shares of restricted stock or restricted stock units following the distribution to those employees whose grants of Motorola restricted stock or restricted stock units terminate on the distribution date. For a discussion of the treatment of Motorola restricted stock and restricted stock units, see “Arrangements Between Freescale Semiconductor and Motorola—Employee Matters Agreement—Stock and Incentive Compensation.”

Special Incentive Plan

We have established a special incentive plan for select senior leaders to motivate exceptional financial performance. Awards will be based on revenue growth and operating earnings performance. The plan awards for the 2004 fiscal year will reach maximum if sales growth approaches 27% over 2003 and operating earnings as a percent of sales approach double digits. At maximum, the plan would cost $24 million for the 2004 fiscal year. The individual awards are multiples of salary with a maximum of four times salary. It is intended that this plan would be in place for each of the 2004 and 2005 fiscal years and would have approximately 25 participants. Awards earned under the plan may be paid partly in cash and partly in restricted stock units payable in shares of our Class A common stock. The aggregate number of shares of our Class A common stock that may be issued under the plan will not exceed 1 million (subject to adjustment in the event of a stock split, stock dividend, recapitalization, reorganization or similar transaction).

Change in Control Severance Plan

Motorola has a change in control severance plan applicable to all elected officers of Motorola, including 18 employees who will become our employees upon completion of this offering. Prior to this offering, we plan to replace the Motorola plan with our own change of control severance plan for certain employees, including all of our executive officers. Our new plan will provide for the payment of benefits in the event that: (1) an officer terminates his or her employment for “good reason” (as defined in the change of control severance plan) within two years of a Change in Control (as defined in our omnibus incentive plan), or (2) the officer’s employment is terminated for any reason other than termination for “good cause” (as defined in the change of control severance plan), disability or death within two years of a Change in Control in our company. In addition to unpaid salary for accrued paid time off and accrued salary and annual bonus through the termination date, the amount of the benefits payable to an officer entitled thereto would be equal to the sum of: (1) a multiple of the greater of the officer’s highest annual base salary in effect during the three years immediately preceding the change in control and the annual base salary in effect on the termination date; (2) a multiple of the highest annual bonus received by the officer during the immediately preceding five fiscal years ending on or before the termination date; and (3) a pro rata target bonus for the year of termination. The multiples referred to in the preceding sentence are two or three depending upon the seniority of the officer, with the Chairman and Chief Executive Officer and officers named in the Summary Compensation Table having a multiple of three. The officer would also receive continued medical and insurance benefits for three years. In the event the officer is subject to the excise tax under Section 4999 of the Internal Revenue Code, we will make a tax reimbursement payment to the executive officer to offset the impact of such excise tax. The plan’s term is for three years, subject to automatic one-year extensions unless we give 90 days prior notice that we do not wish to extend. In addition, if a Change in Control occurs during the term, the plan continues for two years after the Change in Control.

Supplemental Retirement Plan Payment for Certain Officers

Four of our officers who will not have vested in the Motorola Elected Officers Supplemental Retirement Plan at the time of the public offering will resign as elected officers of Motorola prior to the completion of this offering and will lose their unvested benefits under the plan. Motorola will enter into agreements with these four officers to provide the payments described below as a replacement for the loss of benefits in the plan.

Officer	Award
Scott A. Anderson	$2,090,000
Christopher P. Belden	430,000
David M. Doolittle	1,060,000
William Dunnigan	450,000

The agreements will provide that 50% of the award will be paid on the two-year anniversary of the distribution date and the other 50% on the three-year anniversary of that date, provided that the individual is an employee of our company, or any successor thereof on that date. However, any unpaid portion of the award will be paid to the individual on the date of termination of employment with our company or any successor to our company if the termination was due to death or disability or termination by our company or any successor thereto without cause. The cost related to these benefits will be charged to the Company.

We have agreed to reimburse these individuals on a grossed-up basis for any tax costs they incur as a result of the receipt of these payments, which reimbursement will be made at the time of the payments. The total estimated cost to our company for this reimbursement is $2.8 million.

Employment Agreement with Michel Mayer

On May 14, 2004, we entered into an employment agreement with Mr. Mayer, effective as of May 17, 2004. The agreement has an initial term of four years but, commencing on May 17, 2007, the term will be extended for one year on each anniversary of the effective date of the agreement unless either party delivers notice to the other party of its intention not to extend the term. During the term, Mr. Mayer will serve as our Chief Executive Officer, with such duties and responsibilities as are commensurate with the position, and will report directly to our Board of Directors (and in addition, while we are controlled by Motorola, to the Chief Executive Officer of Motorola). Until Mr. Mayer obtains the immigration approvals necessary to work full-time in the United States, he will formally be employed by our British affiliate, Freescale Semiconductor UK Ltd. While employed by our British affiliate, he will, subject to any legal and regulatory constraints, serve as our Chief Executive Officer. Prior to the completion of this offering, Mr. Mayer will be appointed to our Board of Directors. Upon consummation of this offering, Mr. Mayer will serve as Chairman of our Board of Directors.

During the term, Mr. Mayer will be paid an annual base salary of not less than $800,000. The base salary will be reviewed for increase commencing at such times as we review the salaries of senior executives generally, except Mr. Mayer’s salary will not be reviewed for increase until calendar year 2005. For each fiscal year completed during the term, Mr. Mayer will also be eligible to receive an annual cash bonus based upon performance targets established by the Compensation and Leadership Committee, but in no event will his annual target bonus be less than 125% of his annual base salary. Mr. Mayer’s annual bonus for fiscal year 2004 will be based on the Motorola Incentive Plan goals for our performance for the final three quarters of such year (determined by reference to the same performance measures applicable to our other senior executives for 2004, as prorated and applied only to such final three quarters), and will be prorated based on the portion of such year during which Mr. Mayer was employed by us and our affiliates. Mr. Mayer will also receive a signing bonus in the gross amount of $350,000 as soon as practicable following the commencement of his employment. During the term, Mr. Mayer will also participate in our long-term incentive welfare, retirement, perquisite and fringe benefit (including relocation, financial planning and automobile), and other benefit plans and programs generally available to other senior executives, provided that any severance payments or benefits to be received under any severance benefit plans, practices, policies and programs shall be offset and reduced by any severance benefits or payments received under the agreement. We will also sponsor Mr. Mayer in his efforts to obtain a visa to work full-time in the United States, and will reimburse Mr. Mayer for reasonable expenses incurred in connection with the visa application process. Mr. Mayer will participate at the Tier 1 level in our Change in Control Severance Plan or any successor change in control plan or program. See “Management—Change in Control Severance Plan.” If we adopt a Change in Control severance plan for senior executives generally with change in control benefits more generous than the benefits provided to Mr. Mayer under the agreement, Mr. Mayer will be entitled to those benefits.

On the date of the consummation of the initial public offering, we will grant Mr. Mayer a stock option to purchase a number of shares of our Class A common stock under our Omnibus Incentive

Plan of 2004 such that the stock option has an aggregate Black-Scholes value of $5,000,000, with a per share exercise price equal to the price at which a share of Class A common stock is offered in the initial public offering. The stock option will have a term of 10 years and will vest in three annual installments of 33%, 33% and 34%, respectively, commencing on the first anniversary of the effective date of the agreement, subject to Mr. Mayer’s continued employment with us through each such date. In addition, on the date of the consummation of the initial public offering, we will grant Mr. Mayer a number of restricted stock units under our Omnibus Incentive Plan of 2004 equal to the quotient obtained by dividing $6,300,000 by the initial public offering price, which will vest in four equal annual installments on each of the first four anniversaries of the effective date of the agreement, subject to Mr. Mayer’s continued employment with us through such date.

If Mr. Mayer’s employment is terminated by us, except for cause (as defined in the agreement), death or disability, or if he resigns for good reason (as defined in the agreement), he would be eligible to receive, subject to his execution of a release: (1) a cash payment equal to the sum of his unpaid annual base salary and any accrued vacation pay through the date of termination, outstanding reimbursable business expenses and his annual cash bonus for the year preceding the date of termination of employment (if not previously paid); (2) a cash payment equal to two times the sum of his annual base salary and his target bonus; (3) continued medical and life insurance benefits for two years following the date of termination; and (4) any other amounts or benefits required to be paid or provided or which he is eligible to receive, based on accrued benefits through the date of termination. If the date of termination occurs subsequent to the date of the initial public offering, but while a portion of the stock option remains unvested, the stock option vesting installment that would have next vested following the date of termination will vest and become exerciseable as of that date. If the date of termination occurs subsequent to the date of the initial public offering, but while a portion of the restricted stock units remains unvested, the restricted stock unit vesting installment that would have next vested following the date of termination will vest and become exerciseable as of that date. If Mr. Mayer terminates employment because the initial public offering has not been consummated as of June 1, 2005, or if, prior to the date of the initial public offering, we terminate his employment other than for cause, death or disability, he would be eligible to receive, subject to his execution of a release, Tier 1 benefits under the Change in Control Plan as if he had incurred a qualifying termination entitling him to severance benefits under such plan. In the event that Mr. Mayer has not obtained the immigration approvals necessary to work full-time in the United States as of January 1, 2005, we may terminate the employment relationship for cause. Under such circumstances, Mr. Mayer will generally receive no severance package. However, if the failure to obtain the necessary immigration approvals is due solely to events beyond Mr. Mayer’s control, we will, subject to his execution of a release, make a severance payment to him equal to 50% of his base salary.

Mr. Mayer is entitled to reimbursement for all reasonable legal fees and expenses reasonably incurred by him in connection with the negotiation and preparation of the agreement, subject to a maximum of $50,000 and we will reimburse him for all legal costs and expenses reasonably incurred by him in connection with any dispute under the agreement so long as he substantially prevails in such dispute.

Mr. Mayer has agreed not to use or disclose any confidential information during or following his termination of employment with us. In addition, during his employment and for a period of two years thereafter, Mr. Mayer has agreed not to solicit our employees, compete with our business or solicit our customers and has further agreed that, during and after his employment with us, he will assist us in the defense of any claims or potential claims against us.

Retention Agreement with Christopher P. Belden

Motorola and Christopher Belden are parties to an amended and restated retention agreement pursuant to which Mr. Belden is entitled to separation benefits if (1) Motorola terminates his employment for any reason other than Cause (as defined in the agreement), (2) Mr. Belden terminates his employment with Motorola for Good Reason (as defined in the agreement) or (3) Mr. Belden terminates his employment with a successor employer resulting from a merger, sale of assets, joint venture or other restructuring for Good Reason within two years of such transaction. This agreement has been assigned to us.

If any of the events in subparagraphs (1), (2) or (3) occur on or before October 2, 2004, Mr. Belden shall be entitled to the following separation benefits: (1) unpaid salary with respect to any accrued vacation days, (2) accrued but unpaid salary through the termination date, (3) any earned but unpaid annual incentive bonus for the fiscal year immediately preceding the year in which the termination occurs, (4) a pro rata portion of his target bonus for the year in which the termination occurs, (5) an amount equal to two times his highest annual base salary in effect during the three years preceding the termination date and (6) an amount equal to two times the highest annual bonus he received during the five fiscal years preceding the date of termination. Mr. Belden and his family will also be entitled to health, life and long-term disability insurance for a period of two years following termination. In certain circumstances, Mr. Belden may also be entitled to a gross-up payment if any of the separation payments are subject to excise taxes. We do not expect to renew this agreement upon its termination on October 2, 2004.

The 2004 Employee Stock Purchase Plan

Prior to this offering, we will adopt the 2004 Employee Stock Purchase Plan. The purpose of the plan is to provide an opportunity for our employees and the employees of designated subsidiaries to purchase shares of Class A common stock at a discount through voluntary automatic payroll deductions. The plan is designed to attract, retain, and reward our employees and to strengthen the mutuality of interest between our employees and our stockholders.

Shares Available for Issuance

The aggregate number of shares of our Class A common stock that may be issued under the plan will not exceed 6 million (subject to adjustment in the event of a stock split, stock dividend, recapitalization, reorganization, or similar transaction).

Offering Periods

The plan will be implemented by consecutive offering periods commencing on the first trading day on or after February 1 and August 1 of each year, or on such other dates as the Compensation and Leadership Committee, or such other committee as permitted by the plan, shall determine, and continuing until the last trading day of the respective six-month period, or such other date as the Compensation and Leadership Committee, or such other committee as permitted by the plan, shall determine.

Eligible Employees

All of our regular employees may participate in the plan other than, in the discretion of the Committee, employees whose customary employment is 20 hours or less a week or employees whose customary employment is for not more than five months per year.

Payroll Deductions

An employee may contribute up to 10% of his or her cash earnings through payroll deductions and the accumulated deductions will be applied to the purchase of shares on each semiannual purchase date. The purchase price per share will be no less than the lesser of 85% of the closing price per share at the beginning of the offering period or on the last trading day of such offering period.

Our board of directors may at any time amend, suspend or discontinue the plan, subject to any stockholder approval needed to comply with the requirements of the Securities and Exchange Commission, the Internal Revenue Code and the rules of the New York Stock Exchange.

Limitation of Liability and Indemnification Matters

As permitted by applicable Delaware law, we have included in our certificate of incorporation a provision to generally eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors. However, this provision does not eliminate or limit liability of a director for a director’s breach of the duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for any transaction from which a director derived an improper personal benefit and for other specified actions. In addition, our certificate of incorporation and bylaws provide that we are required to indemnify our officers and directors under a number of circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to pay expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified in advance of a final determination of their entitlement to indemnification. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe that these indemnification provisions are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be granted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Related Party Transactions

Motorola has historically operated the business groups it has transferred to us in the separation as internal units of Motorola through various divisions and subsidiaries or through investments in unconsolidated affiliates. For a discussion of transactions between Motorola and us, see “Arrangements Between Freescale Semiconductor and Motorola.”

ARRANGEMENTS BETWEEN FREESCALE SEMICONDUCTOR AND MOTOROLA

We have provided below a summary description of the master separation and distribution agreement between Motorola and Freescale Semiconductor and the other key agreements, including the purchase and supply agreement, that relate to our separation from Motorola. This description, which summarizes the material terms of these agreements, is not complete. You should read the full text of these agreements, which have been included as exhibits to the registration statement of which this prospectus is a part. References in this section to Motorola include its subsidiaries and references to our company include our subsidiaries.

Overview

The master separation and distribution agreement contains many of the key provisions related to our separation from Motorola, this offering and the distribution of our shares to Motorola’s common stockholders. The other agreements referenced in the master separation and distribution agreement govern certain aspects relating to the separation and various interim and ongoing relationships between Motorola and us following the completion of this offering. These agreements include:

•	the contribution agreements;

•	the registration rights agreement;

•	the tax sharing agreement;

•	the employee matters agreement;

•	the intellectual property assignment agreement;

•	the intellectual property license agreement;

•	the transition services agreement; and

•	the purchase and supply agreement.

Master Separation and Distribution Agreement

The Contribution

Overview. The master separation and distribution agreement contains many of the key provisions relating to the separation of our business from Motorola’s other businesses. The master separation and distribution agreement describes generally the assets that were contributed and transferred to us by Motorola and the liabilities assumed by us from Motorola, which we refer to as the “contribution.” These assets include substantially all of the assets, properties and rights exclusively used or held for use exclusively in the operation of the semiconductor products sector of Motorola, such as contract rights, tangible personal property, inventory, real property, accounts receivable, books and records, permits, prepaid charges, rights, claims and causes of action, stock holdings, intellectual property, cash and goodwill, as well as certain other specifically identified assets. The liabilities include substantially all debts, liabilities, commitments and obligations of any nature, whether known, unknown, contingent or otherwise, to the extent arising out of or relating to the semiconductor products sector of Motorola prior to, on or after the contribution date, such as accounts payable, contract obligations, warranty obligations, environmental liabilities, litigation and other contingent liabilities, as well as certain other specifically identified liabilities. The master separation and distribution agreement also describes when and how the contribution occurred.

Further Assurances. The master separation and distribution agreement provides that Motorola will cooperate with us to effect any transfers or contributions of assets that are not completed by the contribution date as promptly following that date as is practicable. Until these transfers can be completed, Motorola will act as a custodian and trustee on our behalf with respect to those assets. In an effort to place Motorola and our company, insofar as reasonably possible, in the same economic position as each of us would have been had the transfers occurred, the master separation and distribution agreement provides that, to the extent possible, Motorola will pass on to our company the benefits derived by it from those assets as if the transfers had occurred as contemplated, and our company, to the extent possible, will perform, on behalf of Motorola, any obligations it has with respect to those assets. As a general matter, Motorola is not required to incur any out-of-pocket expenses or fees in connection with this cooperation.

The Distribution

Overview. The master separation and distribution agreement also governs the rights and obligations of Motorola and our company regarding this offering and the proposed distribution by Motorola to its common stockholders of the shares of our common stock held by Motorola, which is also referred to in this prospectus as the “distribution.” Although Motorola has announced that it intends to complete the distribution by December 31, 2004, there are various conditions to the completion of the distribution. Consequently, we cannot assure you as to when or whether the distribution will occur.

Conditions to the Distribution. The master separation and distribution agreement provides that the distribution is subject to several conditions that must be satisfied, or waived by Motorola in its sole discretion, including, among others:

•	receipt by Motorola, in form and substance satisfactory to it, of a ruling by the Internal Revenue Service and/or an opinion from its tax counsel that the contribution of assets by Motorola to us and the distribution, taken together, will qualify as a reorganization pursuant to which no gain or loss will be recognized by Motorola or its stockholders for U.S. federal income tax purposes under Section 355, 368(a)(1)(D) and related provisions of the Internal Revenue Code;

•	receipt of any government approvals and material consents necessary to consummate the distribution;

•	lack of any order, injunction, decree or regulation issues by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the distribution;

•	receipt by Motorola, in form and substance satisfactory to it, of an opinion from legal counsel selected by Motorola in its sole discretion, regarding the appropriateness of the determination by Motorola’s board of directors that Motorola has sufficient surplus under Delaware law to permit the distribution; and

•	receipt by Motorola, in form and substance satisfactory to it, of an opinion from its financial advisor regarding (1) the fairness, as of the date of the opinion, to holders of Motorola’s common stock, from a financial point of view, of the distribution and (2) the ability of Motorola and our company, given our respective capital structures following the distribution, to finance our respective operating and capital requirements through a specified date based on conditions in the capital markets as of the date of the opinion.

In addition, Motorola has the right not to complete the distribution if, at any time, Motorola’s board of directors determines, in its sole discretion, that the distribution is not in the best interest of Motorola or its stockholders, or if the distribution has not occurred by December 31, 2005.

If Motorola’s board of directors decides not to complete the distribution or waives a material condition to the distribution after the date of this prospectus, we intend to issue a press release disclosing this waiver or file a report on Form 8-K with the Securities and Exchange Commission.

Pursuant to the master separation and distribution agreement, we are required to cooperate with Motorola to accomplish the distribution and, at Motorola’s direction, to promptly take any and all actions necessary or desirable to effect the distribution.

Covenants

We have agreed that, for so long as Motorola beneficially owns at least 50% of the total voting power of our outstanding capital stock entitled to vote in the election of our board of directors, we will not (without Motorola’s prior written consent):

•	take any action which would limit the ability of Motorola to transfer its shares of our common stock or limit the rights of any transferee of Motorola as a holder of our common stock;

•	issue any shares of our capital stock or any rights, warrants or options to acquire our common stock if this would cause Motorola to own less than 50% of the total voting power of our outstanding capital stock entitled to vote in the election of our board of directors;

•	take any actions that could reasonably result in Motorola being in breach of or in default under any contract or agreement; or

•	incur any indebtedness that could be reasonably likely to adversely impact the credit rating of any indebtedness of Motorola.

Auditors and Audits; Annual Financial Statements and Accounting

We have agreed that, for so long as Motorola is required to consolidate our results of operations and financial position or account for its investment in our company on the equity method of accounting, we will not change our independent auditors without Motorola’s prior written consent (which will not be unreasonably withheld), and we will use our best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so to permit timely filing of Motorola’s financial statements. We have also agreed to provide to Motorola and its independent auditors all information required for Motorola to meet its schedule for the filing and distribution of its financial statements and to make available to Motorola and its independent auditors all documents necessary for the annual audit of our company as well as access to the responsible company personnel so that Motorola and its independent auditors may conduct their audits relating to our financial statements. We have also agreed to adhere to certain specified Motorola accounting policies and to notify and consult with Motorola regarding any changes to our accounting principles and estimates used in the preparation of our financial statements, and any deficiencies in, or violations of law in connection with, our internal control over financial reporting.

Indemnification

Under the master separation and distribution agreement, our company and each of our affiliates that receives assets or assumes liabilities in connection with the contribution and separation will indemnify Motorola and its representatives and affiliates from all losses (other than losses relating to tax matters, employment matters and certain intellectual property matters, such matters being addressed in other agreements referenced in the master separation and distribution agreement), whether such losses arise or occur prior to or after this offering, suffered by Motorola or its representatives or affiliates arising out of or due to any of the following:

•	the operation of our business;

•	our failure or the failure of any of our affiliates to pay, perform or discharge in due course the liabilities assumed by us in connection with the contribution and separation;

•	our failure or the failure of any of our affiliates to comply with the terms of the master separation and distribution agreement or any of the other agreements between Motorola and our company entered into in connection with the separation; or

•	any untrue statement of a material fact or material omission in this prospectus or any similar documents relating to this offering or the transactions contemplated by the master separation and distribution agreement, other than misstatements or omissions relating exclusively to Motorola or the distribution.

Motorola and each of Motorola’s affiliates that transfers assets to us in connection with the contribution and separation will indemnify our company and our representatives and affiliates from any and all losses (other than losses relating to tax matters, employment matters and certain intellectual property matters, such matters being addressed in other agreements referenced in the master separation and distribution agreement) suffered by our company or our representatives or affiliates arising out of or due to either of the following:

•	the operation of Motorola’s businesses, other than our business;

•	Motorola’s failure or the failure of any of Motorola’s affiliates to pay, perform or discharge in due course Motorola’s liabilities that are not assumed by us in connection with the contribution and separation; or

•	Motorola’s failure or the failure of any of Motorola’s affiliates to comply with the terms of the master separation and distribution agreement or any of the other agreements between Motorola and our company entered into in connection with the separation.

All indemnification amounts will be reduced by any insurance proceeds and other offsetting amounts recovered by the party entitled to indemnification, and no party will be liable to any other party for any punitive damages other than as a reimbursement for punitive damages paid to an unrelated party.

Access to Information

Under the master separation and distribution agreement, following the contribution, we and Motorola are obligated to provide each other access to information as follows:

•	subject to applicable confidentiality obligations and other restrictions, we and Motorola will give each other any information within each other’s possession that the requesting party reasonably needs to comply with requirements imposed on the requesting party by a governmental authority, for use in any proceeding or to satisfy audit, accounting or similar requirements, or to comply with its obligations under the master separation and distribution agreement or any ancillary agreement;

•	for so long as Motorola is required to consolidate our results of operation and financial position or account for its investment in our company on the equity method of accounting, we will provide to Motorola, at no charge, all financial and other data and information that Motorola determines is necessary or advisable in order to prepare its financial statements and reports or filings with any governmental authority, including copies of all quarterly and annual financial information and other reports and documents we intend to file with the Securities and Exchange Commission prior to such filings (as well as final copies upon filing), and copies of our budgets and financial projections;

•	we will consult with Motorola regarding the timing and content of our earnings releases and cooperate fully (and cause our independent auditors to cooperate fully) with Motorola in connection with any of its public filings;

•	for no less than seven years after the contribution, we and Motorola will use reasonable efforts to make available to each other, our past and present directors, officers, other employees and representatives to the extent reasonably required as witnesses in any legal, administrative or other proceedings in which the other party may become involved;

•	the company providing information, consultant or witness services under the master separation and distribution agreement will be entitled to reimbursement from the other for reasonable expenses incurred in providing this assistance;

•	we will retain certain information owned by us or in our possession relating to our business in accordance with Motorola’s record retention policy and, if we intend to destroy this information prior to the end of the retention period required by Motorola’s retention policy, we must give Motorola the opportunity to take possession of the information at our own cost; and

•	we and Motorola will hold in strict confidence all proprietary information concerning or belonging to the other party for a five year period after the contribution, unless legally required to disclose such proprietary information.

No Representations and Warranties

Pursuant to the master separation and distribution agreement, in connection with the contribution, Motorola did not represent or warrant to us as to the condition or quality of any assets transferred to us, the liabilities to be assumed by us, or any other matters relating to our business. We received all assets in connection with the contribution on an “as is, where is” basis, which means we received these assets from Motorola in the same condition that they were in when they were owned by Motorola and have no ability to make claims against Motorola with respect to these assets. For example, we have no recourse against Motorola if the assets are not sufficient to operate our business, if the condition or quality is other than as we expected or if there is a defect in title that prevents us from taking good title to any such asset.

Termination

The master separation and distribution agreement may be terminated after this offering by the mutual consent of Motorola and us.

Expenses

In general, Motorola and our company will each be responsible for our own costs (including all associated third-party costs) incurred in connection with the transactions contemplated by the master separation and distribution agreement. We have agreed to pay all costs and expenses relating to this offering, including the underwriting discounts and commissions and all financial, legal, accounting and other expenses, Motorola has agreed to pay all costs (including all associated third-party costs) and expenses relating to the distribution and Motorola and we have agreed to pay all costs relating to the contribution based on the party receiving the benefit relating to those costs.

Inter-Group Indebtedness

Pursuant to the master separation and distribution agreement, we have agreed to repay, on or prior to the date on which we receive the proceeds from this offering, any indebtedness of our company or any of our affiliates to Motorola and its affiliates for borrowed funds.

Insurance Matters

Until the distribution date, Motorola has agreed to allow us to participate in its directors’ and officers’ insurance program and, subject to insurance market conditions and other factors beyond

Motorola’s control, to maintain for our company and its subsidiaries other policies of insurance that are comparable to those maintained generally for Motorola and its subsidiaries. We have agreed to reimburse Motorola for all costs and expenses incurred by it in connection with providing insurance coverage to our company and its subsidiaries in accordance with Motorola’s practice with respect to our business as of the contribution date, and we also have agreed to reimburse Motorola for any incremental costs or expenses incurred by it that are attributable to us as a result of any changes to insurance policies that relate to us.

Conduct of Business

In addition to the restrictions imposed on our company pursuant to the tax sharing agreement, our company is prohibited without Motorola’s prior consent, through the date on which the distribution occurs, from acquiring any other businesses or assets or disposing of any of our own assets, in each case with an aggregate value for all such transactions in excess of $100 million. We also have agreed through the date on which the distribution occurs not to acquire any equity interests in, or loan any funds to, third parties in excess of $50 million in the aggregate without Motorola’s prior consent.

Registration Rights Agreement

In the event the distribution is not completed and Motorola does not divest itself of all of its shares of our common stock, Motorola could not freely sell all such shares without registration under the Securities Act or a valid exemption thereunder. Accordingly, we entered into a registration rights agreement with Motorola to provide it with certain registration rights relating to the shares of our common stock which it holds. Under the registration rights agreement, Motorola has the right to require us to register for offer and sale all or a portion of our common stock held by Motorola, so long as the shares of our common stock that Motorola requires us to register, in each case representing more than 10% of the total shares of common stock.

Shares Covered

The registration rights agreement covers all shares of our common stock that are held by Motorola or a transferee of Motorola.

Demand Registration

Motorola may request registration (a Demand Registration) under the Securities Act of all or any portion of our shares covered by the registration rights agreement and we will be obligated, subject to limited exceptions, to register such shares as requested by Motorola. The maximum number of Demand Registrations that we are required to effect is 10, and the number of shares to be registered in each such Demand Registration must represent more than 10% of the total shares of common stock.

Terms of Each Offering

Motorola will designate the terms of each offering effected pursuant to a Demand Registration, which may take any form, including a shelf registration, a convertible registration or an exchange registration.

Timing of Demand Registrations

We are not required to undertake a Demand Registration within 90 days of the effective date of a previous Demand Registration, other than a Demand Registration that was effected as a shelf registration. In addition, we have the right, which may be exercised once in any 12-month period, to postpone the filing or effectiveness of any Demand Registration if we determine in the good faith judgment of our general counsel, confirmed by our board of directors, that such registration would reasonably be expected to require the disclosure of material information that the Company has a business purpose to keep confidential and the disclosure of which would have a material adverse effect on any then-active proposals to engage in certain material transactions until the earlier of (i) 15 business days after the date of disclosure of such material information, or (ii) 75 days after we make such determination.

Piggy-Back Registration Rights

If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by Motorola, Motorola has the right to include its shares of our common stock in that offering.

Registration Expenses

We are responsible for the registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. Motorola is responsible for all of the fees and expenses of counsel to Motorola, any applicable underwriting discounts or commissions, and any registration or filing fees with respect to shares of our common stock being sold by Motorola. In addition, Motorola is responsible for the registration expenses of any Demand Registration made in connection with the distribution.

Indemnification

The registration rights agreement contains indemnification and contribution provisions by us for the benefit of Motorola and its affiliates and representatives and, in limited situations, by Motorola for the benefit of us and any underwriters with respect to the information included in any registration statement, prospectus or related document.

Transfer

Motorola may transfer shares covered by the registration rights agreement and the holders of such transferred shares will be entitled to the benefits of the registration rights agreement, provided that each such transferee agrees to be bound by the terms of the registration rights agreement.

Duration

The registration rights under the registration rights agreement will remain in effect with respect to any shares of our common stock until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act (or any successor provision);

•	such shares have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer have been delivered by our company, and subsequent public distribution of such shares does not require registration or qualification of them under the Securities Act or any similar state law;

•	such shares have ceased to be outstanding; or

•	in the case of shares held by a transferee of Motorola, when such shares become eligible for sale pursuant to Rule 144(k) under the Securities Act (or any successor provision).

Tax Sharing Agreement

Allocation of Taxes

In connection with this offering, we have entered into a tax sharing agreement with Motorola. The tax sharing agreement governs the respective rights, responsibilities, and obligations of Motorola and us with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns.

In general, under the tax sharing agreement:

•	Motorola is responsible for any U.S. federal income taxes of the affiliated group for U.S. federal income tax purposes of which Motorola is the common parent. With respect to any periods beginning after this offering, we will be responsible for any U.S. federal income taxes of us or any of our subsidiaries.

•	Motorola is responsible for any U.S. state or local income taxes that are determined on a consolidated, combined or unitary basis on a return that includes Motorola (and/or one or more of its subsidiaries), on the one hand, and us (and/or one or more of our subsidiaries), on the other hand. However, in the event that we or one of our subsidiaries are included in such a return for a period (or portion thereof) beginning after the date of this offering, we are responsible for our portion of the income tax liability in respect of the period as if we and our subsidiaries had filed a separate tax return that included only us and our subsidiaries for that period (or portion thereof).

•	Motorola is responsible for any U.S. state or local income taxes due with respect to returns that include only Motorola and/or its subsidiaries (excluding us and our subsidiaries), and we are responsible for any U.S. state or local income taxes due with respect to returns that include only us and/or our subsidiaries.

•	Motorola is responsible for any foreign income taxes of Motorola and its subsidiaries (excluding us and our subsidiaries), and we are responsible for any foreign income taxes of us and our subsidiaries.

•	Motorola is responsible for any non-income taxes attributable to its own business for any period. We are responsible for any non-income taxes attributable to our own business for any period.

Motorola is primarily responsible for preparing and filing any tax return with respect to the Motorola affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Motorola or any of its subsidiaries. We generally will be responsible for preparing and filing any tax returns that include only us and our subsidiaries for periods beginning after this offering.

We generally have exclusive authority to control tax contests with respect to tax returns that include only us and our subsidiaries. Motorola generally has exclusive authority to control tax contests related to any tax returns of the Motorola affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Motorola or any of its subsidiaries.

Disputes arising between Motorola and us relating to matters covered by the tax sharing agreement are subject to resolution as described in more detail in the tax sharing agreement.

The tax sharing agreement assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the tax sharing agreement provides for cooperation and information sharing with respect to tax matters.

The tax sharing agreement contains provisions regarding tax benefits. Under those provisions, in general, we are required to pay Motorola for any tax benefit that we would receive (based on certain assumptions) as a result of an adjustment to a tax for which Motorola is responsible under the tax sharing agreement or as a result of an adjustment to any of Motorola’s tax attributes, and Motorola is required to pay us for any tax benefit that Motorola would receive (based on certain assumptions) as a result of an adjustment to a tax for which we are responsible under the tax sharing agreement or as a result of an adjustment to any of our tax attributes. In either case, the company required to make a payment for such tax benefit may be required to do so prior to the time that, and regardless of whether, such tax benefit is actually realized in cash.

Preservation of the Tax-free Status of the Distribution

Motorola and we intend that the contribution of assets by Motorola to us and the distribution, taken together, will qualify as a reorganization pursuant to which no gain or loss is recognized by Motorola or its stockholders for federal income tax purposes under Sections 355, 368(a)(1)(D) and related provisions of the Internal Revenue Code. Motorola intends to seek a private letter ruling from the Internal Revenue Service and/or an opinion from its outside tax advisor to such effect. In either case, we are required to make certain representations regarding our company and our business and Motorola is required to make certain representations regarding it and its business. We have also agreed to certain restrictions that are intended to preserve the tax-free status of the contribution and the distribution. We may take certain actions otherwise prohibited by these covenants if Motorola has received a private letter ruling from the IRS and/or an opinion from its tax advisors, in either case, acceptable to Motorola in its sole and absolute discretion, to the effect that such action would not jeopardize the tax-free status of the contribution and the distribution. These covenants include restrictions on our ability to:

•	issue or sell stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements);

•	sell assets outside the ordinary course of business; and

•	enter into any other corporate transaction that would cause us to undergo a 50% or greater change in our stock ownership.

We have agreed to indemnify Motorola and its affiliates against any and all tax-related liabilities incurred by them relating to the contribution or the distribution to the extent caused by an acquisition of our assets or stock, or other actions by us. These liabilities include the substantial tax-related liability (calculated without regard to any net operating loss or other tax attribute of Motorola) that would result if the contribution and the distribution failed to qualify as a tax-free transaction. This indemnification applies even if Motorola has permitted us to take an action that would otherwise have been prohibited under the tax-related covenants described above.

Employee Matters Agreement

We have entered into an employee matters agreement with Motorola to allocate responsibility and liability for certain employee-related matters. The employee matters agreement generally provides for the following:

Employee Transfers and Liabilities

Effective as of the contribution date, we hired or employed U.S. and non-U.S. employees of Motorola and its affiliates, as identified in the employee matters agreement, all of whom were then involved in or with our business. For a one-year period following the contribution, while they are employed by us, such employees’ terms and conditions of employment (including compensation and employee benefit plans and programs, other than U.S. pension and retiree medical) shall be at least substantially comparable in the aggregate to their terms and conditions of employment in effect immediately prior to the contribution date. In most cases, employees on the Separation Date (the first day on which Motorola owns less than 80% of the total combined voting power of all classes of our capital stock entitled to vote) also will receive credit for their years of service with Motorola prior to the Separation Date. We anticipate that the Separation Date will be the distribution date. Effective as of the contribution date, except with respect to accrued benefits under Motorola’s U.S. pension plan as discussed under “—U.S. Employee Benefits,” we assumed all employment, compensation and employee benefit liabilities relating to our employees arising before, on or after that date, or that are related to our employees’ transfer of employment to us.

Stock and Incentive Compensation

Any Motorola stock options held by our employees immediately prior to the distribution date will be treated in the manner described in “Management—Treatment of Motorola Options.” Any Motorola SARs held by our employees immediately prior to the distribution date will be treated in the manner described in “Management—Treatment of Motorola Stock Appreciation Rights.” Some of our employees hold restricted stock and restricted stock units of Motorola. As of December 31, 2003, our employees held approximately 1.0 million shares of Motorola restricted stock and restricted stock units. As of the distribution date, certain shares of Motorola restricted stock and restricted stock units held by our employees will become free of restriction by virtue of the terms of the award document pursuant to which they were granted. With respect to the balance of the Motorola restricted stock and restricted stock units held by our employees, Motorola has agreed that a portion will be freed of restriction on the closing date of the distribution. The portion freed of restriction will be determined based on the length of service of the subject employee during the restricted period. The balance of the Motorola restricted stock and restricted stock units will be forfeited. Holders of restricted stock and restricted stock units will receive our Class B common stock in the distribution in the same ratio as all holders of Motorola common stock.

Our employees will continue to participate in the Motorola Incentive Plan through December 31, 2004 if they remain employed by us through that date. Each such employee will be paid the award the employee would have earned under the Plan for 2004, if any, had he or she remained an employee of Motorola or its subsidiaries through December 31, 2004. The amount paid will be funded by us for the portion of the 2004 service period commencing on the contribution date and ending on December 31, 2004.

Our employees will continue to participate in the Motorola Mid-Range Incentive Plan of 2003 through the earliest of December 31, 2004, the distribution date or such other date on which their participation in the plan terminates (the Plan Participation Termination Date). If the distribution date occurs before December 31, 2004, any participant who remains our employee through the distribution date will be paid a pro rata portion of the award the employee would have earned under the plan, if any, had he or she remained an employee of Motorola or its subsidiaries through December 31, 2004. The amount paid will be funded by us for the portion of the service period covered by the plan commencing on the contribution date and ending on the Plan Participation Termination Date.

Our employees will continue to participate in the Motorola Employee Stock Purchase Plan of 1999 until the date of distribution or such earlier date on which their participation terminates (the Termination Date). Contributions made by our employees prior to the Termination Date will be used to purchase shares of Motorola common stock at the end of the then-applicable six-month offering period under the Motorola Employee Stock Purchase Plan if the Termination Date is within three months of the end of that offering period. If the Termination Date is not within three months of the end of the then-current offering period, amounts contributed by our employees prior to the Termination Date shall be refunded, without interest, as soon as practicable after the Termination Date.

U.S. Employee Benefits

During the period between the contribution date and the Separation Date, our U.S. employees will continue to participate in the Motorola U.S. employee benefit plans, other than the Motorola stock option plan (because the employees will participate in our stock option plan), and we will contribute to those plans (or reimburse to Motorola) the portions of the employer contributions and other employer-paid costs under those plans that are attributable to our employees. Effective on or before, or within 90 days after the Separation Date, we will establish our own employee benefit plans for our U.S. employees, and our U.S. employees will cease to participate in the Motorola U.S. plans, except with respect to any Motorola U.S. plans in which our employees continue to be covered on a temporary basis agreed to by Motorola as an accommodation to us (for which we will reimburse Motorola). The accrued benefits of our U.S. employees in Motorola’s U.S. pension plan will be frozen and retained in that plan for the benefit of our U.S. employees on and after the Separation Date, subject to that plan’s distribution provisions. We do not anticipate establishing our own defined benefit pension plans. Effective as of the Separation Date, we anticipate that our U.S. 401(k) plan will provide for employer “matching” and “profit sharing” contributions, with (1) each fiscal year’s matching contribution expressed as a match of 100% of each participant’s pre-tax contributions to the plan (not exceeding 5% of the participant’s eligible compensation) for that year, and (2) each year’s profit sharing contribution to be in an amount (if any) to be determined by our Board of Directors in its discretion for each fiscal year based on the company’s profitability. Within a reasonable period of time after the Separation Date, the account balances of our U.S. employees in Motorola’s U.S. 401(k) plan will be transferred on a fully vested basis to their comparable accounts in our 401(k) plan in accordance with applicable Internal Revenue Code requirements.

Certain retiree medical benefits are available to our eligible domestic employees meeting certain age and service requirements upon termination of employment through the Motorola Post-Employment Health Benefits Plan. The actuarially determined obligation thereunder (at the time of this filing approximately $214 million) relating to all eligible vested former employees of Motorola who were associated with its semiconductor business, active vested participants who become our employees up to and through the Separation Date and active participants who vest within the three year period following the Separation Date, will be transferred by Motorola to our company as of the Separation Date, together with an actuarially determined amount (at the time of this filing approximately $73 million) in cash or other assets acceptable to Motorola and us (all or part of which cash amount will be transferred from the “Medical Benefits account” maintained under the Motorola, Inc. Pension Plan and related trust in accordance with Section 401(h) of the Internal Revenue Code to a voluntary employees’ beneficiary association established by our company to the extent such transfer is deemed by Motorola to be permitted by law without adverse tax consequences) to be applied toward the satisfaction of this obligation, which after such transfer shall be entirely our obligation. We will establish a “frozen” retiree health plan as a vehicle to satisfy those transferred obligations. We also currently anticipate that each of our employees who immediately prior to the Separation Date is within three years of satisfying the eligibility requirements for the Motorola Post-Employment Health Benefits Plan, will be permitted to enroll in our retiree health plan as of the date that employee separates from employment with us and our Affiliates, if as of that latter date, the employee has satisfied the eligibility requirements of the Motorola Post-Employment Health Benefits Plan in effect as of the Separation Date, for this purpose crediting each such employee with such employee’s Motorola service and period of continuous service with us beginning on the Separation Date; and the cost of providing that benefit to this additional group of employees shall be entirely our obligation without any additional transfer of assets from Motorola.

Non-U.S. Employee Benefits

The benefits provided to non-U.S. employees will vary by country. During the period between the completion of this offering and the Separation Date, in some countries, our non-U.S. employees will continue to participate in the Motorola non-U.S. employee benefit plans, and we will contribute to those plans (or reimburse to Motorola) the portions of the employer contributions and other employer-paid costs under those plans that are attributable to our employees. Effective as of the Separation Date (or as of the contribution date for some plans in some countries), we generally will establish our own employee benefit plans for our non-U.S. employees, and our non-U.S. employees will in that event cease to participate in the Motorola non-U.S. plans. In some situations, our employees may continue to be covered by Motorola plans on a temporary basis as an accommodation to us (for which we will reimburse Motorola).

Intellectual Property Assignment Agreement

The intellectual property assignment agreement governs the assignment by Motorola to us of certain intellectual property rights related to our business. Under the terms of the intellectual property assignment agreement, Motorola assigned to us approximately 4,900 patent families. A patent family consists of related patents and patent applications that protect the same invention but cover different geographical regions. The assigned patent families include patents and/or patent applications that relate to the following technologies:

•	integrated circuit manufacturing processes;

•	integrated circuit design, assembly and packaging;

•	microcontroller and embedded microprocessors;

•	communications processors, network processors and digital signal processors;

•	radio frequency integrated circuits and discrete semiconductors; and

•	analog integrated circuits and sensors.

The intellectual property assignment agreement also assigned ownership to us of any applicable copyrights (including registrations and applications for registration of such copyrights), mask work rights and trade secret rights in the products, applications and technologies that pertain exclusively to our business. Pursuant to the terms of the intellectual property assignment agreement, Motorola also assigned to us certain U.S. and foreign trademarks, trademark applications and registrations.

Intellectual Property License Agreement

The intellectual property license agreement governs certain rights, responsibilities, and obligations of Motorola and us with respect to intellectual property. Under the intellectual property license agreement, we agreed to license Motorola under certain patent and other intellectual property rights owned or controlled by us, and further agreed not to assert certain of the patent rights we own against Motorola. Motorola agreed to license us under certain patents and other intellectual property rights owned or controlled by Motorola, and further agreed not to assert against us certain patents owned by Motorola.

We received licenses under certain Motorola radio frequency communications patents related to our wireless and multimedia products. Motorola retained certain patents in the wireless field, including those necessary to create products compliant with wireless standards. To the extent they require such licenses, our customers will need to obtain licenses directly from Motorola for these “essential” patents. For a specified period of time, Motorola has agreed not to assert certain of its “non-essential” patents against our customers.

The intellectual property license agreement also memorializes certain rights and obligations under specific agreements and arrangements between us and other Motorola business sectors with respect to certain products and development projects. In that regard, as part of our collaboration with Motorola for the development of wireless protocol technology, Motorola has granted to us the right to use and distribute certain Motorola protocol stack software for the GSM/GPRS, EDGE and UMTS protocols.

Under the intellectual property license agreement, we do not receive any patent licenses with respect to products that are compliant with the iDEN air interface protocol.

The intellectual property license agreement also sets forth specific time periods during which we must cease use of the Motorola trade names and trademarks (including use of such marks on products in inventory). Under the intellectual property agreement, we agreed to indemnify and hold Motorola harmless for products we furnished to third parties, and for products we furnished to Motorola prior to the contribution date. The change of control provisions of the intellectual property agreement limit the rights received by a successor in the event of a merger, acquisition or reorganization of our company.

Transition Services Agreement

The transition services agreement governs the provision by Motorola to us of support services, on an interim or transitional basis, such as:

•	cash management consulting;

•	accounting;

•	tax;

•	payroll;

•	human resources and benefits administration;

•	financial transaction support;

•	information technology systems;

•	data processing;

•	supply management and procurement;

•	insurance;

•	government relations and communications;

•	real estate management; and

•	other general administrative functions.

Motorola will perform these transition services in the manner and at the level of service substantially similar to that immediately prior to the contribution and our use of these services shall not be substantially greater than the level of use required by us immediately prior to the contribution. These services may be provided up to 18 months after the contribution date. We shall use all commercially reasonable efforts to end our use of the transition services as soon as reasonably possible and no later than the applicable service termination date specified in the agreement. We have the right to terminate any transition service upon 30 days notice to Motorola. The charges for these interim services are generally intended to allow the providing party to recover the cost of providing such services, without profit.

Purchase and Supply Agreement

Motorola is our largest end customer, representing, through direct sales, approximately 20% of our sales for the first quarter of 2004, and 20%, 23% and 21% of our sales for 2003, 2002 and 2001, respectively. Direct sales exclude our sales to contract manufacturers who manufacture Motorola end products. As part of our separation from Motorola, we entered into a multi-year purchase and supply agreement through the end of 2006. The purchase and supply agreement governs transactions pursuant to which Motorola, on behalf of its cellular subscriber businesses, will purchase goods and services from us. More specifically, the purchase and supply agreement addresses the following terms:

•	Motorola’s purchase commitments covering substantially all of its cellular baseband semiconductor requirements (other than cellular baseband products based on code division multiple access technologies which we do not design) for cellular handsets designed by Motorola and manufactured by or for Motorola through 2006;

•	Motorola’s agreement to continue to encourage its original design manufacturers to purchase cellular baseband products and other semiconductors from us in connection with their production of cellular handsets for Motorola;

•	orders and delivery;

•	payment terms;

•	intellectual property matters;

•	product warranties;

•	product development;

•	engineering and other services;

•	dispute resolution; and

•	limitations on liability.

Motorola’s purchase commitment excludes purchases of baseband processors by or on behalf of original design manufacturers or contract manufacturers that supply handsets to Motorola. Motorola’s purchase commitment may also exclude purchases of baseband processors for handset product lines acquired by Motorola in the future if it would be prohibitive to change to a Freescale Semiconductor baseband processor given cost or time-to-market considerations.

Under this agreement, Motorola will also treat us as a preferred supplier for other semiconductor components required by its cellular subscriber businesses for cellular handset manufacturing. As a preferred supplier under the agreement, we will be given an equal opportunity to bid on all such products, and if our bid is equal to or better than other bids received by Motorola with respect to pricing, timing and features, then we will be awarded a percentage share of Motorola’s requirements that is consistent with a commercially reasonable multi-source strategy. Under this agreement, the parties acknowledge that while there is no particular percentage commitment for these other semiconductor components, Motorola’s preferred suppliers typically receive between 25% to 75% share of Motorola’s requirements. The agreement does not assure us of sales to Motorola in the future comparable to historical levels.

Motorola’s obligations under the purchase and supply agreement are subject to our ability to continue to supply our products on a competitive basis with respect to pricing, timing and features and other customary conditions with respect to capacity, delivery, quality and development. If we fail to meet those conditions, we have an opportunity to cure such failure and restore our supply relationship, subject to commitments Motorola may be required to make with alternate suppliers in the case of a development default.

The agreement contains a dispute resolution process using a neutral third-party expert if Motorola and we disagree on whether we have met these competitiveness criteria.

PRINCIPAL STOCKHOLDER

Prior to this offering, all of the outstanding shares of our common stock will be owned by Motorola. After this offering, Motorola will own all of our outstanding shares of Class B common stock, representing 69.6% of the outstanding shares of our common stock and 92.0% of the total voting power of our common stock, assuming the underwriters do not exercise their option to purchase additional shares. Motorola will not own any of our outstanding shares of Class A common stock. However, under our Amended and Restated Certificate of Incorporation, Motorola has the right to convert any of the Class B common stock it holds into Class A common stock prior to the distribution. Motorola plans to include in the distribution any common stock so converted. After completion of this offering and prior to the distribution, Motorola will be able, acting alone, to elect our entire board of directors and to approve any action requiring stockholder approval. Except for Motorola, we are not aware of any person or group that will beneficially own more than 5% of our outstanding shares of common stock following this offering. None of our executive officers, directors or director nominees currently owns any shares of our common stock, but those who own shares of Motorola common stock will be treated on the same terms as other holders of Motorola stock in any distribution by Motorola. See “Management—Stock Ownership of Directors and Executive Officers” for a description of the ownership of Motorola stock by our directors and executive officers.

DESCRIPTION OF CAPITAL STOCK

We have provided below a summary description of our capital stock. This description is not complete. You should read the full text of our certificate of incorporation and bylaws, which will be included as exhibits to the registration statement of which this prospectus is a part, as well as the provisions of applicable Delaware law.

General

Upon the completion of this offering, we will be authorized to issue (1) 1.5 billion shares of our Class A common stock, $0.01 par value, (2) 1 billion shares or our Class B common stock, $0.01 par value, and (3) 1 billion shares of preferred stock, without par value, including 6 million of which we designated as junior participating preferred, and the remainder of which are undesignated.

Common Stock

Voting Rights. The holders of Class A common stock and Class B common stock generally have identical rights, except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to five votes per share on all matters to be voted on by stockholders. Holders of shares of Class A common stock and Class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law or in the certificate of incorporation, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to the certificate of incorporation must be approved by a majority of the votes entitled to be cast by the holders of Class A common stock and Class B common stock, voting together as a single class. Any provision for the voluntary, mandatory and other conversion or exchange of the Class B common stock into or for Class A common stock on a one-for-one basis, whether by amendment to the certificate of incorporation or otherwise, is deemed not to adversely affect the rights of the Class A common stock or the Class B common stock.

Dividends. Holders of Class A common stock and Class B common stock will share equally on a per share basis in any dividend declared by our board of directors, subject to any preferential rights of any outstanding shares of preferred stock. Dividends payable in shares of common stock may be paid only as follows: (1) shares of Class A common stock may be paid only to holders of Class A common stock, and shares of Class B common stock may be paid only to holders of Class B common stock; and (2) the number of shares so paid will be equal on a per share basis with respect to each outstanding share of Class A common stock and Class B common stock.

We may not reclassify, subdivide or combine shares of either class of common stock without at the same time proportionally reclassifying, subdividing or combining shares of the other class.

Conversion. Each share of Class B common stock is convertible while beneficially owned by Motorola or any of its affiliates (excluding our company and our subsidiaries) at the option of the holder thereof into one share of Class A common stock. Following any distribution of Class B common stock to Motorola common stockholders in a transaction (including any distribution in exchange for Motorola shares or securities) intended to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended, or any corresponding provision of any successor statute (Tax-Free Spin-Off), shares of Class B common stock will no longer be convertible into shares of Class A common stock.

Prior to a Tax-Free Spin-Off, any shares of Class B common stock transferred to a person other than Motorola or any of its affiliates (excluding our company and our subsidiaries) will automatically be converted into shares of Class A common stock upon such transfer. Shares of Class B common stock transferred to stockholders of Motorola in a Tax-Free Spin-Off will not be converted into shares of Class A common stock and, following a Tax-Free Spin-Off, shares of Class B common stock will be transferable as Class B common stock, subject to applicable laws.

All shares of Class B common stock will automatically be converted into Class A common stock if a Tax-Free Spin-Off has not occurred and the number of outstanding shares of Class B common stock beneficially owned by Motorola and its affiliates (excluding our company and our subsidiaries) falls below 50% of the aggregate number of outstanding shares of common stock. This automatic conversion of Class B common stock into Class A common stock will prevent Motorola from decreasing its economic interest in our company to less than 50% while still retaining control of more than 80% of our voting power. All conversions will be effected on a one-for-one basis.

Other Rights.  Unless approved by a majority of the votes entitled to be cast by the holders of each class of common stock, voting separately as a class, in the event of any reorganization or consolidation of our company with one or more corporations or a merger of our company with another corporation in which shares of common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

On liquidation, dissolution or winding up of our company, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock, regardless of class, are entitled to receive the same amount per share with respect to any distribution of assets to holders of shares of common stock.

No shares of either class of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock or other securities of our company.

Upon completion of this offering, all the outstanding shares of Class A common stock and Class B common stock will be validly issued, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change in control of our company without further action by our stockholders.

At the closing of this offering, no shares of our preferred stock will be outstanding and, other than shares of our preferred stock that may become issuable pursuant to our rights agreement, we have no present plans to issue any shares of our preferred stock. See “ —The Rights Agreement.”

As of the completion of this offering, 6,000,000 shares of our junior participating preferred stock will be reserved for issuance upon exercise of our preferred share purchase rights.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult, although they have little significance while we are controlled by Motorola:

•	acquisition of us by means of a tender offer or merger;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Election and Removal of Directors

Our certificate of incorporation provides that our board of directors is divided into three classes. The term of the first class of directors expires at our 2005 annual meeting of stockholders, the term of the second class of directors expires at our 2006 annual meeting of stockholders and the term of the third class of directors expires at our 2007 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us if Motorola no longer controls us because it generally makes it more difficult for stockholders to replace a majority of our directors.

Directors may be removed, with or without cause, by the affirmative vote of shares representing a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors as long as Motorola and its subsidiaries (excluding our company and our subsidiaries) owns shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. Once Motorola and its subsidiaries (excluding our company and our subsidiaries) cease to own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, our certificate of incorporation requires that directors may only be removed for cause and only by the affirmative vote of not less than 80% of votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Size of Board and Vacancies

Our certificate of incorporation provides that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled solely by the vote of our remaining directors in office. Any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office; provided, however, that as long as Motorola and its subsidiaries (excluding our company and our subsidiaries) continue to beneficially own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors and such vacancy was caused by the action of stockholders, then such vacancy may only be filled by the affirmative vote of shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Stockholder Action by Written Consent

Our certificate of incorporation permits our stockholders to act by written consent without a meeting as long as Motorola and its subsidiaries (excluding our company and our subsidiaries) continue to beneficially own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. Once Motorola and its subsidiaries (excluding our company and our subsidiaries) cease to beneficially own at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, our certificate of incorporation eliminates the right of our stockholders to act by written consent.

Amendments to our Bylaws

Our certificate of incorporation and bylaws provide that the provisions of our bylaws relating to the calling of meetings of stockholders, notice of meetings of stockholders, stockholder action by written consent, advance notice of stockholder business or director nominations, the authorized number of directors, the classified board structure, the filling of director vacancies or the removal of directors (and any provision relating to the amendment of any of these provisions) may only be amended by the vote of a majority of our entire board of directors or, as long as Motorola and its subsidiaries (excluding our company and our subsidiaries) owns shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, by the vote of holders of a majority of the votes entitled to be cast by outstanding capital stock in the election of our board of directors. Once Motorola and its subsidiaries (excluding our company and our subsidiaries) cease to own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, our certificate of incorporation and bylaws provide that these provisions may only be amended by the vote of a majority of our entire board of directors or by the vote of holders of at least 80% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Amendment of Certain Certificate of Incorporation Provisions

The amendment of any of the above provisions in our certificate of incorporation requires approval by holders of shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, as long as Motorola and its subsidiaries (excluding our company and our subsidiaries) owns shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. Once Motorola and its subsidiaries (excluding our company and our subsidiaries) cease to own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, our certificate of incorporation and bylaws provide that these provisions may only be amended by the vote of a majority of our entire board of directors followed by the vote of holders of at least 80% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Stockholder Meetings

Our certificate of incorporation and bylaws provide that a special meeting of our stockholders may be called only by (1) Motorola, so long as Motorola and its subsidiaries (excluding our company and our subsidiaries) beneficially own at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors or (2) the Chairman of our board of directors or our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These procedures do not apply to Motorola.

Delaware Anti-Takeover Law

Our certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, an anti-takeover law, does not apply to us until Motorola owns less than 15% of our outstanding common stock, at which date Section 203 shall apply prospectively.

In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. This may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

No Cumulative Voting

Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

The Rights Agreement

Our board of directors will adopt a rights agreement prior to this offering. Pursuant to our rights agreement, one preferred share purchase right will be issued for each outstanding share of our Class A common stock and Class B common stock (Class A Rights and Class B Rights). Our rights being issued are subject to the terms of our rights agreement.

Our board of directors will adopt our rights agreement to protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, our rights agreement works by imposing a significant penalty upon any person or group that acquires 15% or more of all of our outstanding Class A common stock, 15% or more of our outstanding Class B common stock, or any combination of our Class A and Class B common stock representing 15% or more of the votes of all shares entitled to vote in the election of directors without the approval of our board of directors.

We provide the following summary description below. Please note, however, that this description is only a summary, is not complete, and should be read together with our entire rights agreement, which has been publicly filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this prospectus is a part.

The Rights

Our board of directors authorized the issuance of one Class A Right for each share of our Class A common stock and one Class B Right for each share of our Class B common stock outstanding on the date this offering is completed.

Our rights initially trade with, and are inseparable from, our common stock. Our Class A Rights and Class B Rights are evidenced only by certificates that represent shares of our Class A or Class B common stock. New rights will accompany any new shares of common stock we issue after the date this offering is completed until the date on which the rights are distributed as described below.

Exercise Price

Each of our rights will allow its holder to purchase from us one one-hundredth of a share of our Series A junior participating preferred stock for $200, once the rights become exercisable. Prior to exercise, our right does not give its holder any dividend, voting or liquidation rights.

Exercisability

Our rights will not be exercisable until:

•	ten days after the public announcement that a person or group has become an “acquiring person” by obtaining beneficial ownership of 15% or more of our outstanding Class A or 15% or more of all of our outstanding Class B common stock, or any combination of our Class A common stock and Class B common stock representing 15% or more of the votes of all shares entitled to vote in the election of directors or, if earlier,

•	ten business days (or a later date determined by our board of directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person.

In light of Motorola’s substantial ownership position, our rights agreement contains provisions excluding Motorola and its affiliates from the operation of the adverse terms of our rights agreement.

Until the date our rights become exercisable, our common stock certificates also evidence our rights, and any transfer of shares of our common stock constitutes a transfer of our rights. After that date, our rights will separate from our common stock and be evidenced by book-entry credits or by rights certificates that we will mail to all eligible holders of our common stock. Any of our rights held by an acquiring person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person

•	Flip In. If a person or group becomes an acquiring person, all holders of our Class A Rights except the acquiring person may, for the then applicable exercise price, purchase shares of our Class A common stock with a market value of twice the then applicable exercise price, based on the market price of our Class A common stock prior to such acquisition, and all holders of our Class B Rights except the acquiring person may, for the then applicable exercise price, purchase shares of our Class B common stock with a market value of twice the then applicable exercise price, based on the market price of our Class B common stock prior to such acquisition.

•	Flip Over. If we are later acquired in a merger or similar transaction after the date our rights become exercisable, all holders of our rights except the acquiring person may, for the then applicable exercise price, purchase shares of the acquiring corporation with a market value of twice the then applicable exercise price, based on the market price of the acquiring corporation’s stock prior to such merger.

Our Preferred Share Provisions

Each one one-hundredth of a share of our preferred stock, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one share of our common stock, whichever is greater;

•	will entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of our common stock, whichever is greater;

•	will have the same voting power as one share of our Class A common stock; and

•	if shares of our Class A common stock or Class B common stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of our Class A common stock or Class B common stock, as applicable.

The value of one one-hundredth interest in a share of our preferred stock purchasable upon exercise of each right should approximate the value of one share of our Class A common stock.

Expiration

Our rights will expire on the tenth anniversary of the completion of this offering.

Redemption

Our board of directors may redeem our rights for $0.01 per right at any time before any person or group becomes an acquiring person. If our board of directors redeems any of our rights, it must redeem all of our rights. Once our rights are redeemed, the only right of the holders of our rights will be to receive the redemption price of $0.01 per right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Exchange

After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of our outstanding common stock, our board of directors may extinguish our rights by exchanging one share of our common stock or an equivalent security for each right, other than rights held by the acquiring person.

Anti-Dilution Provisions

Our board of directors may adjust the purchase price of our preferred stock, the number of shares of our preferred stock issuable and the number of our outstanding rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of our preferred stock or common stock. No adjustments to the purchase price of our preferred stock of less than 1% will be made.

Amendments

The terms of our rights agreement may be amended by our board of directors without the consent of the holders of our rights. After a person or group becomes an acquiring person, our board of directors may not amend the agreement in a way that adversely affects holders of our rights.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Mellon Investor Services, LLC.

NYSE Listing

We expect the shares of our Class A common stock to be approved for listing on the New York Stock Exchange under the symbol “FSL.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. The sale of a substantial amount of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our Class A common stock and our ability to raise equity capital in the future.

Upon the completion of this offering, we will have 400 million shares of common stock outstanding, which includes the approximately 122 million shares of Class A common stock sold by us in this offering and approximately 278 million shares of Class B common stock outstanding.

Of those shares, all of the shares of our Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The shares of our Class B common stock held by Motorola are “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market by Motorola only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 144(k) under the Securities Act. These rules are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who have beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which will equal approximately 4 million shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Stock Issued Under Employee Plans

We intend to file registration statements on Form S-8 under the Securities Act to register approximately 55 million shares of Class A common stock issuable, with respect to options and restricted stock units to be granted, or otherwise, under our employee plans. Currently, there are no outstanding options to purchase shares of our Class A common stock or restricted stock units. These registration statements are expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options or restricted stock units after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates.

Lock-up Agreements

Notwithstanding the foregoing, our company, our directors and officers and Motorola have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This restriction does not apply to the distribution by Motorola of its remaining ownership interest in us to its common stockholders.

Registration Rights

After the consummation of this offering and the expiration of the lock-up period described above, Motorola will be entitled to certain rights with respect to the registration of its shares of our common stock under the Securities Act, under the terms of a registration rights agreement between us and Motorola.

We will bear all registration expenses if these registration rights are exercised, other than underwriting discounts and commissions. These registration rights terminate as to Motorola’s shares when Motorola may sell those shares under Rule 144(k) of the Securities Act.

Distribution

Motorola has advised us that it intends to distribute its remaining ownership interest in us to common stockholders of Motorola before the end of 2004. Motorola expects the distribution to take the form of a spin-off by means of a special dividend to Motorola common stockholders of all of our common stock owned by Motorola. Completion of the distribution is contingent upon the satisfaction or waiver of a variety of conditions described elsewhere in this prospectus, including the receipt of a favorable tax ruling from the Internal Revenue Service and/or a favorable opinion of Motorola’s tax advisor as to the tax-free nature of the distribution for U.S. federal income tax purposes. The distribution may not occur by the contemplated time or may not occur at all. For a discussion of the conditions to the distribution, see “Arrangements Between Freescale Semiconductor and Motorola—Master Separation and Distribution Agreement.” Shares of our common stock distributed to Motorola common stockholders in the distribution generally will be freely transferable, except for shares of our common stock received by persons who may be deemed to be our affiliates.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income and estate tax considerations with respect to the ownership and disposition of shares of our Class A common stock applicable to non-U.S. holders. In general, a “non-U.S. holder” is any holder other than:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States or of any state;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, final, temporary or proposed Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our Class A common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships, owners of 5% or more of our common stock and certain U.S. expatriates). Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our Class A common stock.

Dividends

In general, dividends we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments. Under applicable Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) is required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

Gain on Sale or Other Disposition of Class A Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder’s shares of our Class A common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation) and, if required by an applicable income tax treaty as a condition to subjecting a non U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met;

•	the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

•	we are or have been a U.S. real property holding corporation (a USRPHC) for U.S. federal income tax purposes (which we do not believe that we have been, currently are, or will become) at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. We believe that we are not a USRPHC, and we do not anticipate becoming a USRPHC. If we were or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our Class A common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our Class A common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code). We believe that our Class A common stock will be treated as regularly traded on an established securities market during any period in which it is listed on the New York Stock Exchange.

U.S. Federal Estate Tax

Shares of our Class A common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax is imposed at the rate of 28% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-U.S. holder of shares of our Class A common stock should consult his, her or its own tax adviser with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of our Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co
Citigroup Global Markets Inc
J.P. Morgan Securities Inc
Banc of America Securities LLC
Deutsche Bank Securities Inc
Merrill Lynch, Pierce, Fenner & Smith Incorporated
ABN AMRO Rothschild LLC
HSBC Securities (USA) Inc
UBS Securities LLC
Calyon Securities (USA) Inc
Credit Suisse First Boston LLC
Dresdner Kleinwort Wasserstein Securities LLC
Harris Nesbitt Corp
Mizuho International plc
Utendahl Capital Partners, L.P.

Total	121,621,622

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 18,243,243 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 18,243,243 additional shares.

Paid by Freescale

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $     per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We, our directors and officers and our principal stockholder have agreed with the underwriters not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This restriction does not apply to the distribution by Motorola of its remaining ownership interest in us to its common stockholders. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of transfer restrictions.

Prior to the offering, there has been no public market for our shares. The initial public offering price for the shares will be negotiated among Motorola, our company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application will be made to list the Class A common stock on the New York Stock Exchange under the symbol “FSL.” In order to meet one of the requirements for listing the Class A common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares of Class A common stock to a minimum of 2,000 beneficial holders.

In connection with this offering, Goldman, Sachs & Co. may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of shares than it is required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in this offering. Goldman, Sachs & Co. may close out any covered short position by either exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, Goldman, Sachs & Co. will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which Goldman, Sachs & Co. may purchase additional shares pursuant to the option granted to the underwriters. “Naked” short sales are any sales in excess of such option. Goldman, Sachs & Co. must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if Goldman, Sachs & Co. is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by Goldman, Sachs & Co. in the open market prior to the completion of this offering.

Goldman, Sachs & Co. may also impose a penalty bid. This occurs when Goldman, Sachs & Co. repays to the other underwriters a portion of the underwriting discount received by it because Goldman, Sachs & Co. has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our Class A common stock and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued

at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Each underwriter has represented, warranted and agreed that: (1) it has not offered or sold and, prior to the expiry of a period of six months from the closing of this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

No syndicate member has offered or sold, or will offer or sell, in Hong Kong, by means of any document, any shares other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or under circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, nor has it issued or had in its possession for the purpose of issue, nor will it issue or have in its possession for the purpose of issue, any invitation or advertisement relating to the shares in Hong Kong (except as permitted by the securities laws of Hong Kong) other than with respect to shares which are intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal, or holding of securities (whether as principal or as agent).

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (2) in compliance with any other applicable requirements of Japanese law.

A prospectus in electronic format will be made available on the websites maintained by one of more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

Deutsche Bank Securities Inc. will assume the risk of any unsold allotment that would otherwise be purchased by Utendahl Capital Partners, L.P.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $6.3 million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters, including the joint book-running managers, are also initial purchasers in the concurrent debt offering.

In the future, certain of the underwriters or their affiliates may provide us, from time to time, with other financial advisory or commercial or investment banking services, for which they will receive customary fees and commissions.

VALIDITY OF THE SHARES

The validity of our Class A common stock offered by this prospectus will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York, and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The audited combined financial statements of Freescale Semiconductor, Inc. and its subsidiaries as of December 31, 2002 and 2003 and for each of the years in the three-year period ended December 31, 2003 have been included in the registration statement, of which this prospectus is a part, in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2003 financial statements refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act that registers the shares of our Class A common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the Securities and Exchange Commission allow us to omit various information included in the registration statement from this document.

In addition, upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the public reference room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You may also obtain copies of this information by mail from the public reference room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1 (800) SEC-0330.

The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about issuers like us who file electronically with the Securities and Exchange Commission. The address of that website is http://www.sec.gov.

We intend to furnish our stockholders with annual reports containing audited financial statements and make available to our stockholders quarterly reports containing unaudited interim financial information for the first three quarters of each fiscal year.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder

Freescale Semiconductor, Inc.:

We have audited the accompanying combined balance sheets of Freescale Semiconductor, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related combined statements of operations, business equity and cash flows for each of the years in the three-year period ended December 31, 2003. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Freescale Semiconductor, Inc. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 10 to the combined financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002.

/s/ KPMG LLP

Phoenix, Arizona

March 22, 2004, except as to note 16, which is as of May 28, 2004

Freescale Semiconductor, Inc. and Subsidiaries

Combined Statements of Operations

(In millions, except per share amounts)

	Year Ended December 31,
	2001	2002	2003
Net sales (includes sales to Motorola of $1,080 in 2001, $1,143 in 2002 and $961 in 2003)	$5,097	$5,001	$4,864
Cost of sales	4,687	3,763	3,451

Gross margin	410	1,238	1,413

Selling, general and administrative	656	604	649
Research and development	1,015	993	1,005
Reorganization of businesses	613	1,156	63

Operating earnings (loss)	(1,874)	(1,515)	(304)

Other income (expense):
Interest expense, net	(227)	(163)	(114)
Gains on sales of investments and businesses, net	—	15	106
Other	(24)	(18)	(7)

Total other income (expense)	(251)	(166)	(15)

Loss before income taxes	(2,125)	(1,681)	(319)
Income tax expense	56	86	47

Net loss	$(2,181)	$(1,767)	$(366)

Pro forma loss per common share (unaudited):
Basic			$(1.32)
Diluted			$(1.32)
Pro forma weighted average common shares outstanding (unaudited):
Basic			278
Diluted			278

See accompanying notes to combined financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Combined Balance Sheets

(In millions)

	December 31,
	2002	2003
ASSETS
Cash and cash equivalents	$44	$87
Accounts receivable, net (includes amounts due from Motorola of $89 in 2002 and $43 in 2003)	418	327
Inventories	804	693
Deferred income taxes	26	20
Other current assets	112	228
Assets held-for-sale	15	334

Total current assets	1,419	1,689

Property, plant and equipment, net	3,226	2,357
Investments	101	126
Other assets	379	277

Total assets	$5,125	$4,449

LIABILITIES AND BUSINESS EQUITY
Notes payable and current portion of long-term debt	$130	$27
Accounts payable (includes amounts due to Motorola of $1 in 2002 and $13 in 2003)	324	344
Accrued liabilities	513	368

Total current liabilities	967	739

Long-term debt	14	2
Deferred income taxes	6	48
Other liabilities	114	104

Business Equity
Owner’s net investment	4,060	3,422
Non-owner changes to equity	(36)	134

Total business equity	4,024	3,556

Total liabilities and business equity	$5,125	$4,449

See accompanying notes to combined financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Combined Statements of Business Equity

(In millions)

		Non-Owner Changes To Equity
	Owner’s Net Investment	Fair Value Adjustment To Available- For-Sale Securities	Foreign Currency Translation Adjustments	Comprehensive Earnings (Loss)
Balances at January 1, 2001	$7,091	$46	$(77)

Net loss	(2,181)	—	—	$(2,181)
Net transfers from Motorola	684	—	—	—
Net unrealized losses on securities (net of tax effect of $0)	—	(36)	—	(36)
Net foreign currency translation adjustments (net of tax effect of $0)	—	—	(72)	(72)

Balances at December 31, 2001	5,594	10	(149)	$(2,289)

Net loss	(1,767)	—	—	$(1,767)
Net transfers from Motorola	233	—	—	—
Net unrealized losses on securities (net of tax effect of $0)	—	(11)	—	(11)
Net foreign currency translation adjustments (net of tax effect of $0)	—	—	114	114

Balances at December 31, 2002	4,060	(1)	(35)	$(1,664)

Net loss	(366)	—	—	$(366)
Net transfers to Motorola	(272)	—	—	—
Net unrealized gains on securities (net of tax effect of $0)	—	1	—	1
Net foreign currency translation adjustments (net of tax effect of $0)	—	—	169	169

Balances at December 31, 2003	$3,422	$—	$134	$(196)

See accompanying notes to combined financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Combined Statements of Cash Flows

(In millions)

	Year Ended December 31,
	2001	2002	2003
Operating
Net loss	$(2,181)	$(1,767)	$(366)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation and amortization	1,283	1,094	858
Charges for reorganization of businesses	762	1,226	61
Gain on sales of investments and businesses	—	(15)	(106)
Deferred income taxes	14	15	48
Investment impairments and other	(11)	21	(13)
Change in assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable	527	(93)	105
Inventories	295	(119)	114
Other current assets	56	(24)	(110)
Accounts payable and accrued liabilities	(877)	(355)	(138)
Other assets and liabilities	35	(19)	58

Net cash provided by (used for) operating activities	(97)	(36)	511

Investing
Acquisitions and investments, net	(47)	(15)	(33)
Proceeds from sale of investments and businesses	23	2	150
Capital expenditures	(613)	(220)	(310)
Proceeds from sale of property, plant and equipment and assets held for sale	—	45	96

Net cash used for investing activities	(637)	(188)	(97)

Financing
Repayment of short-term borrowings	(35)	(91)	(35)
Repayment of long-term debt	(47)	(52)	(87)
Net transfers from (to) Motorola	815	288	(251)

Net cash provided by (used for) financing activities	733	145	(373)

Effect of exchange rate changes on cash and cash equivalents	(1)	1	2

Net increase (decrease) in cash and cash equivalents	(2)	(78)	43
Cash and cash equivalents, beginning of year	124	122	44

Cash and cash equivalents, end of year	$122	$44	$87

Supplemental disclosures of non-cash investing activities:
Debt assumed in acquisition	$345	—	—

See accompanying notes to combined financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements

(Dollars in millions, except as noted)

(1)    Background and Basis of Presentation

Background

Freescale Semiconductor, Inc. (“Freescale Semiconductor” or the “Company”) is a leading global semiconductor company focused on providing embedded processing and connectivity products to large high-growth markets. Freescale Semiconductor currently focuses on providing products to the automotive, networking and wireless communication industries.

Freescale Semiconductor is a wholly owned subsidiary of Motorola, Inc. On October 6, 2003, Motorola announced its intention to separate its semiconductor businesses into a separate company. Motorola completed the contribution and transfer of its semiconductor businesses’ assets and liabilities to the Company in May 2004 (the “Contribution”). Motorola has advised us that it intends to distribute its remaining ownership interest in us to its common stockholders (the “Distribution”). Motorola expects the distribution to take the form of a spin-off by means of a special dividend to Motorola common stockholders of all of our common stock owned by Motorola. Motorola has advised us that it anticipates that the distribution will occur by the end of 2004. Completion of the distribution is contingent upon the satisfaction or waiver of a variety of conditions described elsewhere in this prospectus, including the receipt of a favorable tax ruling from the Internal Revenue Service and/or a favorable opinion of Motorola’s tax advisor as to the tax-free nature of the distribution for U.S. federal income tax purposes. The distribution may not occur by the contemplated time or may not occur at all.

On December 3, 2003, the Company was incorporated in Delaware as a wholly owned subsidiary of Motorola. On this date, 1,000 shares of the Company’s common stock, par value of $0.01 per share, were issued, authorized and outstanding.

Prior to the effective date of the Company’s initial public offering (the “IPO”), the Company will amend its certificate of incorporation to authorize shares of Class A and Class B common stock. After a conversion of existing common stock into Class B common stock, Motorola will hold approximately 278 million shares of Class B common stock. The ownership rights of Class A and Class B common stockholders are the same except that each share of Class B common stock has five votes while each share of Class A common stock has one vote for all matters to be voted on by stockholders. All Company share and per share data has been retroactively adjusted to reflect the recapitalization.

The Company expects to adopt a rights agreement prior to the completion of this offering. The delivery of a share of the Company’s common stock in connection with the offering will also constitute the delivery of a preferred stock purchase right associated with such share. These rights may have anti-takeover effects in that the existence of the rights may deter a potential acquiror from making a takeover proposal or a tender offer.

Basis of Presentation

The combined financial statements have been derived from the consolidated financial statements and accounting records of Motorola, principally representing the Semiconductor Products Segment, using the historical results of operations, and historical basis of assets and liabilities of the

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

semiconductor businesses. Management believes the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented. Because a direct ownership relationship did not exist among all the various worldwide entities comprising the Company, Motorola’s net investment in the Company, including intercompany debt, is shown as Business equity in lieu of stockholders’ equity in the combined financial statements. Transactions between Freescale Semiconductor and other Motorola operations have been identified in the combined statements as transactions between related parties (See Note 3).

(2)    Summary of Significant Accounting Policies

Principles of Combination:    The combined financial statements include the assets and liabilities of the Company’s businesses not currently owned by the Company that will be transferred from Motorola. The Company’s investments in non-controlled entities in which it has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method. The Company’s investments in other entities are carried at their historical cost. All intercompany transactions and balances between and among the semiconductor businesses have been eliminated.

Cash and Cash Equivalents:    Motorola primarily uses a worldwide centralized approach to cash management, in which cash accounts are principally swept on a daily basis, with the financing of its operations and all related activity between the Company and Motorola reflected as business equity transactions in Owner’s Net Investment in the Company’s combined balance sheets. The cash and cash equivalents reflected in the Company’s combined balance sheets represent cash held directly by the Company in certain foreign locations. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition:    The Company recognizes revenue for product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed and determinable, and collection of the related receivable is probable which is generally at the time of shipment. Sales with destination point terms, which are primarily related to European customers where these terms are customary, are recognized upon delivery. Accruals are established, with the related reduction to revenue, for allowances for discounts and product returns based on actual historical exposure at the time the related revenues are recognized. Revenue for services is recognized ratably over the contract term or as services are being performed. Investment incentives related to government grants are recognized when a legal right to the grant exists and there is reasonable assurance that both the terms and conditions associated with the grant will be fulfilled and the grant proceeds will be received. Government grant revenues are recorded as a reduction of Selling, general and administrative in the Company’s combined statements of operations. Revenue related to licensing agreements is recognized over the licensing period or at the time the Company has fulfilled its obligations and the fee received is fixed and determinable. As a percentage of sales, revenue related to licensing agreements represented 3%, 4%, and 3% for the years ended December 31, 2001, 2002 and 2003, respectively.

Distributor Sales:    Revenue from sales to distributors of the Company’s products is recognized when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed and determinable, and collection of the related receivable is probable which is generally at the time of shipment. In response to competitive market conditions, the Company offers incentive

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

programs common to the semiconductor industry. Accruals for the estimated distributor incentives are established at the time of the sale, along with a related reduction to revenue, based on the terms of the various incentive programs, historical experience with such programs, prevailing market conditions and current inventory levels. Distributor incentive accruals are monitored and adjustments, if any, are recognized based on actual experience under these incentive programs.

Inventories:    Inventories are valued at the lower of average cost (which approximates computation on a first-in, first-out basis) or market (net realizable value or replacement cost).

Property, Plant and Equipment:    Property, plant and equipment are stated at cost less accumulated amortization and depreciation. Depreciation is recorded using the declining-balance, or the straight-line methods, based on the estimated useful lives of the assets (buildings and building equipment, 5-40 years; machinery and equipment, 2-12 years), and commences once the assets are ready for their intended use.

Assets Held for Sale:    When management determines that an asset is to be sold and that it is available for immediate sale subject only to terms that are usual and customary, the asset is no longer depreciated and reclassified to assets held for sale.

Intangible Assets:    Goodwill represents the excess of the cost over the fair value of the assets of the acquired business. SFAS No. 142, “Goodwill and Other Intangible Assets” adopted January 1, 2002, requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. Goodwill related to acquisitions prior to July 1, 2001 continued to be amortized on a straight line basis through December 31, 2001. Goodwill related to acquisitions subsequent to June 30, 2001 was not amortized. Intangible assets continued to be amortized on a straight line basis over their respective estimated useful lives ranging from 3 to 10 years. The Company has no intangible assets with indefinite useful lives. No goodwill impairment charges were required at the date of adoption, January 1, 2002 or at October 1, 2002 or 2003, the date of the annual impairment review in accordance with FASB Statement No. 144, Accounting for Impairment of Disposal of Long-Lived Assets.

Impairment of Long-Lived Assets:    Long-lived assets held and used by the Company and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. Assets held for sale, if any, are reported at the lower of the carrying amount or fair value less cost to sell.

Investments:    Investments include, principally, available-for-sale equity securities at fair value and both cost and equity method investments. For the available-for-sale equity securities, any unrealized holding gains and losses, net of deferred taxes, are excluded from operating results and are recognized as a separate component of Business equity until realized. The fair values of the securities are determined based on prevailing market prices. The Company assesses declines in the value of individual investments to determine whether such decline is other than temporary and thus the investment is impaired. This assessment is made by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the individual company, and the Company’s intent and ability to hold the investment.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Income Taxes:    The Company’s income taxes as presented herein are calculated on a separate tax return basis, although the Company is included in the consolidated tax return of Motorola. Motorola manages its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed or will follow as a stand-alone company. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Fair Values of Financial Instruments:    The fair values of financial instruments are determined based on quoted market prices and market interest rates as of the end of the reporting period. The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and long-term debt. The fair values of these financial instruments were not materially different from their carrying or contract values at December 31, 2002 and 2003.

Foreign Currency Translation:    Many of the Company’s non-U.S. operations use the respective local currencies as the functional currency. Those non-U.S. operations which do not use the local currency as the functional currency use the U.S. dollar. The effects of translating the financial position and results of operations of local currency functional operations into U.S. dollars are included in a separate component of Business equity.

Foreign Currency Transactions:    The effects of remeasuring the non-functional currency assets or liabilities into the functional currency as well as gains and losses on hedges of existing assets or liabilities are marked-to-market, and the result is included within Other income (expense) in the combined statements of operations. Gains and losses on financial instruments that hedge firm future commitments are deferred until such time as the underlying transactions are recognized or recorded immediately when the transaction is no longer expected to occur. Gains or losses on financial instruments that do not qualify as hedges are recognized immediately as income or expense.

Pro Forma Loss Per Share (Unaudited):    Prior to the completion of the IPO, the Company anticipates that it will have approximately 278 million shares of common stock outstanding. The Company has presented pro forma basic and diluted loss per share amounts for the year ended December 31, 2003 as if the recapitalization described above had occurred on January 1, 2003. The Company calculated its pro forma loss per share in accordance with SFAS No. 128, “Earnings per Share.” Basic loss per share is computed based on the weighted-average number of common shares outstanding during the period. There is no difference between basic and diluted loss per share since there will be no outstanding options to purchase shares of Freescale Semiconductor common stock or other potentially dilutive securities outstanding prior to the offering. In connection with the offering, certain employees will be awarded initial stock option grants to purchase shares of Freescale Semiconductor or other equity-based awards.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Stock Compensation Costs:    The Company accounts for employee options to purchase Motorola stock, restricted stock and for employee participation in the Motorola employee stock purchase plan under the intrinsic value method of expense recognition. Compensation cost, if any, is recorded based on the excess of the quoted market price at grant date over the amount an employee must pay to acquire the stock. At the date of the Distribution, unvested stock options outstanding under Motorola’s stock-based compensation plans that are held by the Company’s employees are currently expected to be converted to options to acquire Class A common stock of the Company. The Company has evaluated the pro forma effects of using the fair value-based method of accounting and as such, net loss, basic pro forma loss per common share and diluted pro forma loss per common share would have been as follows:

	Year Ended December 31,
	2001	2002	2003
Net loss:
Net loss, as reported	$(2,181)	$(1,767)	$(366)
Add: Stock-based employee compensation expense included in reported net loss	10	8	6
Deduct: Stock-based employee compensation expense determined under fair value-based method for all awards	(92)	(98)	(99)

Pro forma net loss	$(2,263)	$(1,857)	$(459)

Pro forma basic and diluted loss per common share (unaudited):
As reported			$(1.32)
Pro forma			$(1.65)

The weighted-average fair value of options granted was $7.18, $5.04, and $3.21 for 2001, 2002 and 2003. The fair value of each option is estimated at the date of grant using a modified Black-Scholes option pricing model, with the following weighted-average assumptions for 2001, 2002 and 2003, respectively: dividend yields of 1.0%, 1.3% and 1.8%, respectively; expected volatility of 45.9%, 45.1% and 46.6%, respectively; risk-free interest rate of 4.5%, 3.8% and 2.6%, respectively; and expected lives of five years for each grant.

Use of Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements:    In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” Statement 150 requires that certain financial instruments with characteristics of both liabilities and equity be classified as a liability. In November 2003, the FASB deferred application of certain provisions of Statement 150 through FASB Staff Position (FSP) 150-3 which eliminates the disclosure requirements for certain mandatorily redeemable instruments and prohibits early adoption for instruments within the scope of the deferrals established by FSP 150-3. As a result of FSP 150-3, the

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Company does not expect the adoption of this statement will have a material impact on the Company’s financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities (FIN 46),” and in December 2003, issued a revision to FIN 46, referred to as “FIN 46R.” FIN 46R is an effort to expand upon and strengthen existing accounting guidance as to when a company should consolidate the financial results of another entity. Interpretation 46R requires “variable interest entities” as defined to be consolidated by a company if that company is subject to a majority of expected losses of the entity or is entitled to receive a majority of expected residual returns of the entity, or both. The company that is required to consolidate a variable interest entity is referred to as the entity’s primary beneficiary. The interpretation also requires certain disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation and disclosure requirements apply immediately to variable interest entities created after January 31, 2003. For all variable interest entities created prior to February 1, 2003, FIN 46R is effective for periods ending after March 15, 2004, except for entities that are considered Special Purpose Entities, to which the provisions apply as of December 31, 2003. The Company is not the primary beneficiary of any variable interest entities created after February 1, 2003, nor does the Company expect the final adoption of this statement to have a material impact on its financial position or results of operations.

(3)    Relationship with Motorola

The Company designs, produces and sells semiconductors to other Motorola businesses, including the Personal Communications business, the Global Telecom Solutions business, the Commercial, Government and Industrial Solutions business, the Broadband Communications business and the Integrated Electronic Systems business. The Company’s net sales to these Motorola businesses included in Net sales in the Company’s combined statement of operations were $1.1 billion, $1.1 billion and $961 million for the years ended December 31, 2001, 2002 and 2003, respectively. Accounts receivable from sales to Motorola businesses were $89 million and $43 million as of December 31, 2002 and 2003, respectively, and are included in Accounts receivable in the Company’s combined balance sheets. Accounts payable due to Motorola businesses were $1 million and $13 million as of December 31, 2002 and 2003.

The combined statements of operations include expense allocations for certain corporate functions historically provided by Motorola, including:

General Corporate Expenses:    Represents costs related to corporate functions such as accounting, treasury, tax, legal, executive oversight, human resources and other services. The allocation is based on a three-part formula comprised of the relative percentage of the Company’s net sales, payroll and net fixed assets/inventory to the respective total Motorola costs. These allocations are reflected in Selling, general and administrative in the Company’s combined statements of operations.

Basic Research:    Represents costs of basic research conducted by Motorola Labs. The allocation is based on a three-part formula comprised of the relative percentage of the Company’s net sales, payroll and net fixed assets/inventory to the respective total Motorola costs. These amounts are reflected in Research and development in the Company’s combined statements of operations.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Employee Benefits and Incentives:    Represents fringe benefit costs and other employee benefits and incentives. Fringe benefits include 401(k) match and profit sharing, U.S. pension plan, retiree healthcare and group healthcare costs, and are allocated to the Company on a headcount basis for 401(k) and group healthcare costs and on an eligible compensation or eligible service years basis for pension and retiree medical costs. Such amounts are reflected in the respective Cost of Sales, Selling, general and administrative and Research and development in the Company’s combined statements of operations. Other employee benefits and incentives include officers and supplemental pension, restricted stock compensation and incentive program costs. These costs are allocated on a specific employee identification basis with a proportional allocation of corporate employee related costs. These amounts are reflected in Selling, general and administrative in the Company’s combined statements of operations.

Interest Expense:    Historically, Motorola has provided financing to the Company and incurred debt at Motorola. Although the incurred debt is not allocated to the Company, a portion of the interest expense has been allocated based on the relative historical percentage of the Company’s net assets, included in Motorola’s consolidated financial statements, excluding debt, to Motorola’s consolidated total net assets, excluding debt with such amounts reflected in Interest expense, net in the Company’s combined statements of operations.

The following table presents the expense allocations reflected in the Company’s combined financial statements:

	Year Ended December 31,
	2001	2002	2003
General corporate expenses	$117	$112	$134
Basic research	20	45	42
Employee benefits and incentives	206	192	228
Interest expense	240	163	109

	$583	$512	$513

The Company and Motorola considered these general corporate expenses, basic research and employee benefits and incentives allocations to be a reasonable reflection of the utilization of services provided. The Company’s interest expense as a stand-alone company may be higher or lower than the amounts reflected in the combined statements of operations.

Motorola primarily uses a worldwide centralized approach to cash management and the financing of its operations with all related activity between the Company and Motorola reflected as equity transactions in Owner’s Net Investment in the Company’s combined balance sheets. Types of intercompany transactions between the Company and Motorola include (1) cash deposits from the Company’s businesses which are transferred to Motorola’s bank account on a regular basis, (2) cash borrowings from Motorola used to fund operations, capital expenditures, or acquisitions, (3) capital contributions for income taxes, and (4) allocations of corporate expenses identified above.

Under the terms of the master separation and distribution agreement with Motorola, the net amount due from the Company to Motorola at the completion of this offering, will remain classified as equity forming a part of the continuing equity of the Company. Subsequent to the completion of this

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

offering, amounts due from/to Motorola arising from transactions subsequent to that date will be recorded within due to/from Motorola, net as these amounts will be settled in cash.

In conjunction with the offering and distribution, the Company has entered into a series of agreements, including a master separation and distribution agreement, a tax sharing agreement, employee matters agreement, transition services agreement, intellectual property license agreement, intellectual property assignment agreement, purchase and supply agreements and other related agreements which are intended to govern the ongoing relationship between the Company and Motorola. See Note 16 for further disclosure of these agreements.

(4)	Other Financial Data

Statements of Operations Information

Selling, General and Administrative

Investment incentives of $97 million, $94 million and $48 million, for the years ended December 31, 2001, 2002, and 2003, respectively, have been included as a reduction of Selling, general and administrative expenses in the Company’s combined statements of operations. These incentives primarily relate to the development of our wafer fabrication facility in China. The Company recognizes revenue associated with these incentives when a legal right to the grant exists and there is reasonable assurance that both the terms and conditions associated with the grant will be fulfilled and the grant proceeds will be received.

Upon our June 2002 decision not to be the sole owner of the wafer fabrication facility in China, it was probable that the Company would be required to reimburse the Chinese government for both duty and VAT taxes subject to exemption, as well as the reinvestment tax credit received. Accordingly, the Company recognized a liability of $80 million in 2002 for potential reimbursement for these tax incentives.

Other Income (Expense)

The following table displays the amounts comprising Interest expense, net, and Other included in Other income (expense) in the Company’s combined statements of operations:

	Year Ended December 31,
	2001	2002	2003
Interest expense, net:
Interest expense	$(231)	$(167)	$(115)
Interest income	4	4	1

	$(227)	$(163)	$(114)

	Year Ended December 31,
	2001	2002	2003
Other:
Investment impairments	$(22)	$(23)	$(9)
Equity in income (losses) of non-consolidated investments	(2)	4	3
Foreign currency gains (losses)	—	1	(1)

	$(24)	$(18)	$(7)

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Balance Sheet Information

Accounts Receivable

Accounts receivable, net, consist of the following:

	December 31,
	2002	2003
Accounts receivable	$333	$288
Due from Motorola	89	43

	422	331
Less allowance for doubtful accounts	(4)	(4)

	$418	$327

Inventories

Inventories consist of the following:

	December 31,
	2002	2003
Finished goods	$206	$198
Work-in-progress and production materials	598	495

	$804	$693

Property, Plant and Equipment

Property, plant and equipment, net, consists of the following:

	December 31,
	2002	2003
Land	$108	$88
Building	2,843	2,194
Machinery and equipment	7,621	6,801
Construction-in-progress	32	27

	10,604	9,110
Less accumulated depreciation	(7,378)	(6,753)

	$3,226	$2,357

Depreciation expense for the years ended December 31, 2001, 2002 and 2003 was $1.2 billion, $1.1 billion and $851 million, respectively.

Net gains from the disposal of assets of $1 million, $10 million and $12 million for the years 2001, 2002 and 2003, respectively, are included within Operating earnings (loss) in the combined statements of operations.

Assets Held for Sale

Assets held for sale were $15 million and $334 million at December 31, 2002 and 2003, respectively. The assets held for sale at December 31, 2003 include $260 million related to

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

building, machinery and equipment of a wafer fabrication facility in China that was sold in January 2004. The remaining assets held for sale includes various land, buildings, machinery and equipment. These assets were no longer required following the consolidation of manufacturing and administrative facilities and are marketed by independent brokers.

Investments

Investments consist of the following:

	December 31,
	2002	2003
Available-for-sale equity securities:
Cost basis	$19	$1
Gross unrealized gains	1	—
Gross unrealized losses	(2)	—

Fair value	18	1
Other securities, at cost	28	53
Equity method investments	55	72

	$101	$126

The Company recorded investment impairment charges of $22 million, $23 million and $9 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Gains on sales of investments and businesses consist of the following:

	Year Ended December 31,
	2001	2002	2003
Gains on sale of equity securities, net	$—	$1	$35
Gains on sale of business and equity method investments	—	14	71

	$—	$15	$106

Other Assets

Other assets consist of the following:

	December 31,
	2002	2003
Goodwill	$220	$220
Intangible assets, net of accumulated amortization of $25 and $32	19	28
Long-term notes receivable	116	6
Other	24	23

	$379	$277

Long-term notes receivable are a result of divestiture activities, including sales of businesses and manufacturing facilities. The effective annual interest rates range between 12% to 15% and the notes mature by 2005. For the year ended December 31, 2002, the Company

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

impaired a long-term note receivable with a face value of $91 million by $14 million, due to a reduction in the fair value of the note as evidenced by a subsequent round of financing by the debtor. This note was sold in December 2003, resulting in the recognition of a gain of $66 million. The adjusted fair value of the note was $32 million as of December 31, 2002.

Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,
	2002	2003
Taxes other than income taxes	$136	$109
Compensation	126	117
Exit cost and employee separation accruals	91	32
Deferred revenue	35	19
Other	125	91

	$513	$368

Business Equity Information

Comprehensive Earnings (Loss)

The net unrealized gains (losses) on securities included in Comprehensive Earnings (Loss) are comprised of the following:

	Year Ended December 31,
	2001	2002	2003
Gross unrealized gains (losses) on securities	$(36)	$(10)	$36
Less: realized gains (losses) on securities	—	1	35

Net unrealized gains (losses) on securities	$(36)	$(11)	$1

(5)	Asset Impairment Charges

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates the recoverability of long-lived assets to be held and used by comparing the carrying value of the assets to the estimated future net undiscounted cash flows expected to be generated by the assets. An asset is considered impaired if the carrying value of the asset is greater than its estimated future net undiscounted cash flows.

The Company measures the impairment to be recognized from assets to be held and used as the amount by which the carrying value of the assets exceeds the fair value of the assets. The fair value of the assets is the quoted market price, if available, or the value of the assets calculated using valuation techniques that the Company believes are most appropriate under the circumstances, including discounted cash flow analysis. To compute the estimated expected future cash flows on a discounted and undiscounted basis, the Company groups assets at the lowest level for which there are identifiable cash flows. The Company bases its estimates of future cash flows on historical and current financial results and management’s best estimates of future operating trends. The cash flows are discounted

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

using a rate determined by management to be commensurate with the risk inherent in the Company’s current business model or prevailing market rates of investment securities. Cash inflows and outflows are projected by the Company until the operations will cease or significant capital re-investment would be required to continue operations, whichever is shorter. In evaluating assets held for use for impairment, the Company also considers whether the events that triggered the impairment analysis give rise to a change in the estimated useful lives of the associated assets. Asset useful lives are adjusted when appropriate.

As a result of the downturn of the semiconductor market that began in late 2000, management has adjusted its strategy, making decisions regarding the sizing of the manufacturing facilities and assessing the impact of technological change. In this regard, in 2000, management began implementing a strategy aimed at achieving improvements in future profitability and cash flow performance by (1) improving manufacturing and operational efficiencies, (2) maximizing the return on research and development, and (3) reducing the Company’s historical ratio of capital expenditures to sales. Under this strategy, the Company is focusing its internal manufacturing capacity on leading-edge and specialty technologies, while replacing internal manufacturing capacity by outsourcing an increasing percentage of production to foundries and assembly and test providers. This asset-light strategy has required consolidation and exiting of certain manufacturing and technology operations. These reorganization activities resulted in the reduction of the Company’s total manufacturing facilities to 10 at December 31, 2003, as compared to 22 manufacturing facilities at January 1, 2001. Of the 10 manufacturing facilities at the end of 2003, eight were wafer fabrication facilities, as compared to 16 wafer fabrication facilities at January 1, 2001.

As a result, for the years ended December 31, 2001, 2002 and 2003 impairment charges of $443 million, $1.1 billion and $17 million, respectively, have been included in Reorganization of businesses in the Company’s combined statements of operations. The 2001 charges primarily related to the closure of the wafer fabrication facilities in Mesa, Arizona ($102 million), reduction of the assembly and test operations in Texas and Arizona ($91 million), closure of the wafer fabrication facility in Sendai, Japan ($108 million), closure of the assembly and test operations in both Hong Kong and Japan ($34 million and $20 million, respectively), and the decision to dispose of various equipment ($62 million). Due to continued deterioration of market conditions, additional impairment charges ($23 million) were also taken during 2001 for two facilities for which the Company had an ongoing program to sell.

The 2002 charges primarily related to consolidation of manufacturing capacity at the Chandler, Arizona wafer fabrication facilities ($493 million) and decision to sell the Tianjin, China and the Dunfermline, Scotland wafer fabrication facilities ($486 million and $143 million, respectively), resulting from the significant reduction in the Company’s sales and implementation of the Company’s asset-light strategy. Due to further deterioration in the market for manufacturing facilities, additional charges ($25 million) were also recorded for the Mesa, Arizona and Austin, Texas sites that had been previously impaired and which the Company was trying to sell. The Company also recognized an impairment as a result of decisions to sell equipment considered excess as a result of continued decreases in sales ($34 million). During 2002, the Company reversed asset impairments ($36 million) previously recognized as result of the decision to retain test facilities in Arizona and Texas in response to a revised plan for these sites.

The 2003 charges primarily related to the closure of a portion of the Austin, Texas wafer fabrication facilities ($30 million) and the decision to sell manufacturing equipment ($18 million) as part

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

of the Company’s reduction in manufacturing capacity under the asset-light strategy. The 2003 charges were offset by the reversal ($23 million) of previously established decommissioning costs which were no longer needed.

(6)     Debt

Long-Term Debt

	December 31,
	2002	2003
1.81% Bank of Tokyo Mitsubishi notes due 2003	$5	$—
1.87% Norin-Chukin Bank notes due 2003	2	—
2.33% UFJ Bank notes due 2003	10	—
2.09% Mitsui Life Insurance notes due 2003	4	—
2.15% Sumitomo-Mitsui Bank notes due 2003	33	—
1.62% Nippon Life Insurance notes due 2003	1	—
2.43% Mizuho Corporate Bank notes due 2003	13	—
2.28% Asahi Bank notes due 2003	2	—
3.40% Development Bank of Japan notes due 2005	25	15

	95	15
Less: current maturities	81	13

Long-term debt	$14	$2

The 3.4% Development Bank of Japan notes due 2005 are secured by the underlying Tohoku land and building with a carrying value of $43 million at December 31, 2003.

Short-Term Debt

	December 31,
	2002	2003
.33% 77 Bank notes due 2003	$29	$—
.37% 77 Bank notes due 2004	—	3
.83% UFJ Bank notes due 2003	20	—
.83% UFJ Bank notes due 2004	—	5
.83% Mizuho Corporate Bank due 2004	—	6

	49	14
Add: current maturities of long-term debt	81	13

Notes payable and current portion of long-term debt	$130	$27

Weighted Average Interest Rates on Short-Term Borrowings

	December 31,
	2002	2003
Notes payable	.53%	.74%

Aggregate requirements for long-term debt maturities during the next five years are as follows: 2004—$13 million; 2005—$2 million; and none thereafter.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

(7)	Risk Management

Derivative Financial Instruments

Foreign Currency Risk

As a multinational company, the Company’s transactions are denominated in a variety of currencies. The Company uses financial instruments to hedge, and therefore attempts to reduce its overall exposure to the effects of currency fluctuations on cash flows. Currently all hedge transactions are executed by Motorola and are anticipated to be subject to the transition services agreement between the Company and Motorola for a period of time following this offering. The Company’s policy is not to speculate in financial instruments for profit on the exchange rate price fluctuation, trade in currencies for which there are no underlying exposures or enter into trades for any currency to intentionally increase the underlying exposure. Instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments must be highly correlated with changes in market values of underlying hedged items, both at inception of the hedge and over the life of the hedge contract.

The Company’s strategy in foreign exchange exposure issues is to offset the gains or losses of the financial instruments against losses or gains on the underlying operational cash flows or investments based on the operating business units’ assessment of risk. Almost all of the Company’s non-functional currency receivables and payables, which are denominated in major currencies that can be traded on open markets, are hedged either through third-party arrangements or netted against other Motorola business exposures. The Company uses forward contracts and options to hedge these currency exposures. In addition, the Company hedges some firmly committed transactions and some forecasted transactions. The Company expects that it may hedge investments in foreign subsidiaries in the future. A portion of the Company’s exposure is from currencies that are not traded in liquid markets, such as those in Latin America, and these are addressed, to the extent reasonably possible, through managing net asset positions, product pricing, and component sourcing.

At December 31, 2002 and 2003, the Company had net outstanding foreign exchange contracts totaling $208 million and $276 million, respectively. Management believes that these financial instruments should not subject the Company to undue risk due to foreign exchange movements because gains and losses on these contracts should offset losses and gains on the assets, liabilities and transactions being hedged. The following table shows, in millions of U.S. dollars, the five largest net foreign exchange hedge positions as of December 31, 2002 and 2003.

	December 31,
Buy (Sell)	2002	2003
Japanese Yen	$23	$125
Taiwan Dollar	(81)	(83)
Hong Kong Dollar	1	(14)
Swedish Kroner	(7)	9
Canadian Dollar	(3)	8

The Company is exposed to credit-related losses if counterparties to financial instruments fail to perform their obligations. However, it does not expect any counterparties, which presently have high credit ratings, to fail to meet their obligations.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Business Equity

At December 31, 2002 and 2003, the Company did not have any derivative instrument activity included in Non-owner changes to equity within Business equity in the Company’s combined balance sheets.

Fair Value Hedges

At December 31, 2002 and 2003, the Company did not have any fair value hedges.

Cash Flow Hedges

At December 31, 2002 and 2003, the Company did not have any cash flow hedges.

Net Investment in Foreign Operations Hedge

At December 31, 2002 and 2003, the Company did not have any hedges of foreign currency exposure of net investments in foreign operations. However, the Company expects that it may hedge investments in foreign subsidiaries in the future.

Investments Hedge

At December 31, 2002 and 2003, the Company did not have any derivatives to hedge the value of its equity investments in affiliated companies.

Fair Value of Financial Instruments

The Company’s financial instruments include cash equivalents, investments, accounts receivable, long-term notes receivables, accounts payable, accrued liabilities, long-term debt, foreign currency contracts and other financing commitments. The fair value of the Company’s financial instruments were not materially different from their carrying or contract values at December 31, 2002 and 2003.

(8)     Income Taxes

Components of earnings (loss) before income taxes are as follows:

	Year Ended December 31,
	2001	2002	2003
United States	$(2,164)	$(908)	$(266)
Non-U.S.	39	(773)	(53)

	$(2,125)	$(1,681)	$(319)

Components of income tax expense (benefit) are as follows:

	Year Ended December 31,
	2001	2002	2003
Current:
U.S.—federal	$—	$—	$—
U.S.—state	—	—	—
Non-U.S.	36	67	(2)

	36	67	(2)
Deferred	20	19	49

	$56	$86	$47

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

The Company’s operating results have been included in Motorola’s consolidated U.S. federal and state income tax returns, as well as in certain non-U.S. jurisdictions. The provision for income taxes in these combined financial statements has been determined on a separate return basis. The Company is required to assess its deferred tax assets and the need for a valuation allowance on a separate return basis, and exclude from that assessment the utilization of all or a portion of those losses by Motorola under the separate return method. This assessment requires considerable judgment on the part of management with respect to benefits that could be realized from future taxable income, as well as other positive and negative factors. As the Company has incurred cumulative losses in the United States, and to a lesser extent, certain non-U.S. jurisdictions, over a three year period commencing in 1998, the Company has not recognized tax benefits for these operating losses generated during the periods subsequent to 1998, as it is believed the Company is precluded from considering the impact of future forecasted taxable income pursuant to the provisions of SFAS No. 109 in assessing whether it is more likely than not that all or a portion of the deferred tax assets may be recoverable. To the extent that Motorola has utilized a portion of the Company’s operating losses in their consolidated returns, the Company has been reimbursed for the utilization of those losses. Such reimbursement is considered a capital contribution and is reflected as an increase to business equity in the accompanying combined financial statements.

No provision for federal and state income taxes has been recorded as the Company incurred losses for all periods presented. Differences between the income tax provision (benefit) computed at the U.S. federal statutory tax rate of 35% and the income tax provision are as follows:

	Year Ended December 31,
	2001	2002	2003
Income tax benefit at statutory rate	$(744)	$(589)	$(112)
Benefit on non-U.S. earnings	16	246	90
Non-deductible acquisition charges	11	—	—
Other	(89)	(29)	(58)
Changes in valuation allowances	333	511	(207)
Unbenefited loss carrybacks (carryforward)	529	(53)	334

	$56	$86	$47

Except for certain earnings that the Company intends to reinvest indefinitely, provisions have been made for the estimated U.S. federal income taxes applicable to undistributed earnings of non- U.S. subsidiaries. Undistributed earnings that the Company intends to reinvest indefinitely, and for which no U.S. federal income taxes has been provided, aggregate $987 million, $1.0 billion and $963 million, at December 31, 2001, 2002, and 2003, respectively. The portion of earnings not reinvested indefinitely may be distributed substantially free of additional U.S. federal income taxes given the U.S. federal tax provisions accrued on undistributed earnings and the utilization of available foreign tax credits.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Significant components of deferred tax assets (liabilities) are as follows:

	December 31,
	2002	2003
Inventory	$126	$106
Employee benefits	32	25
Capitalized items	615	546
Depreciation	87	57
Business restructurings	23	5
Undistributed non-U.S. earnings	(21)	(85)
Other, net	183	136
Valuation allowance	(1,025)	(818)

Net deferred tax assets (liabilities)	$20	$(28)

Gross deferred tax assets were $1.2 billion and $894 million at December 31, 2002 and 2003, respectively. Gross deferred tax liabilities were $184 million and $104 million at December 31, 2002 and 2003, respectively. At December 31, 2002 and 2003, certain of the Company’s non-U.S. subsidiaries had deferred tax assets from tax loss carryforwards of $28 million and $76 million, respectively. There are also U.S. tax carryforwards in 2002 and 2003 related to separate entity net operating loss (NOL) carryforwards. Certain tax loss carry forwards do not expire while others expire in 2008. At December 31, 2002 and 2003, the Company has recorded valuation allowances of $1.0 billion and $818 million, respectively. The Company has recorded valuation allowances against its net deferred tax assets in the U.S. and valuation allowances against deferred tax assets of certain non-U.S. subsidiaries to reflect the deferred tax asset at the net amount that is more likely than not to be realized.

Information regarding net tax loss carryforwards has not been provided as the Company does not believe that such information is meaningful. As previously indicated, the amounts above have been reflected on the separate return basis of accounting. Pursuant to the terms of the proposed tax sharing agreement between the Company and Motorola, virtually all net operating losses generated by the Company and not utilized by Motorola historically will be retained by Motorola.

The Internal Revenue Service has examined and settled the federal income tax returns for Motorola through 1995 and the outcome of the settlement did not have a material adverse effect on the financial results of the Company. The IRS is currently performing the field level examination of the 1996 through 2000 tax returns. The IRS has proposed certain adjustments of the Company’s income and tax credits for the years 1996 through 2000 that would result in additional tax. Motorola disagrees with most of the proposed adjustments, and, if needed, will contest them at the Appeals level of the IRS. In the opinion of management, the final disposition of these matters, and proposed adjustments from other tax authorities, will not have a material adverse effect on the combined financial position, liquidity or results of operations of the Company.

Pursuant to the provisions of the tax sharing agreement as contemplated for periods prior to the offering, Motorola assumed U.S. federal income tax liabilities and Motorola assumed state and non-U.S. income tax liabilities associated with returns that include only Motorola and its subsidiaries. The Company remains responsible for any U.S. federal, state and foreign income tax liabilities for returns filed that include only the Company and its subsidiaries.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

(9)     Employee Benefit and Incentive Plans

Employees of the Company’s businesses participate in several Motorola employee benefit and incentive plans. These include (1) pension benefit plans, (2) postretirement healthcare benefit plan, (3) defined contribution plans, (4) incentive plans and (5) stock compensation plans.

The combined statements of operations include expense allocations for certain fringe benefit costs and other employee benefits and incentives historically provided by Motorola. Fringe benefits include U.S. pension plan, postretirement health care, 401(k) match and profit sharing and group health care costs, and are allocated to the Company on a headcount basis for 401(k) and group health care costs and on an eligible compensation or eligible service years basis for pension and postretirement health care costs. Such amounts are reflected in the respective Cost of sales, Selling, general and administrative, and Research and development in the Company’s combined statements of operations. Other employee benefits and incentives include officers and supplemental pension, restricted stock compensation and incentive program costs. These costs are allocated on a specific employee identification basis with a proportional allocation of corporate employee related costs. These amounts are reflected in Selling, general and administrative in the Company’s combined statements of operations. Total fringe benefit costs and other employee benefits and incentives, which includes group health care costs, allocated to the Company were $206 million, $192 million and $228 million for the years ended December 31, 2001, 2002, and 2003, respectively.

Pension Benefits

The Company’s employees from the date of the Contribution through the first day on which Motorola owns less than 80% of the total combined voting power of all classes of the Company’s capital stock entitled to vote (the “Separation Date”), which is anticipated to be the date of the Distribution, will be entitled to the continuation of benefits under the various Motorola retirement benefit plans, including (1) the noncontributory Regular Pension Plan, covering most U.S. employees who become eligible after one year of service, (2) the noncontributory supplemental Officers’ Plan, covering elected officers, (3) the noncontributory supplemental Motorola Supplemental Pension Plan, which provides supplemental benefits in excess of the limitations imposed by the Internal Revenue Code on the Regular Pension Plan, and (4) various non-U.S. retirement benefit plans.

At the Separation Date, the pension benefits for all active U.S. employees will be frozen. Obligations related to retired and other vested participants as of the Separation Date will remain the responsibility of Motorola. The Company does not intend to adopt a new U.S. pension plan. Currently, it is the Company’s intent that most non-U.S. retirement benefit plans will be frozen as of the Separation Date, with respect to the Company’s employees, with the obligation for retirees and vested participants remaining the responsibility of Motorola. At least until the Separation Date (or the contribution date for some plans in countries where the plans were frozen as of that date), the Company’s employees will remain participants in the respective Motorola non-U.S. pension and retirement plans.

Motorola manages its worldwide pension benefit plans on a consolidated basis and separate company information is not readily available. Therefore, the Company’s share of the Motorola plans’ assets and liabilities are not included in the Company’s combined balance sheet. The combined statements of operations includes an allocation of the costs of the employee benefit plans. These costs were allocated to the Company based on the proportionate share of eligible compensation of the participants.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Post-retirement Health Care Benefits

Certain retiree medical benefits are available to eligible U.S. employees meeting certain age and service requirements upon termination of employment through the Motorola Post-retirement Healthcare Plan. It is currently anticipated that the $214 million obligation relating to all eligible retired participants, active vested participants, and active participants who vest within the three year period following the date of separation related to the Company’s business, together with approximately $73 million in cash or other assets acceptable to Motorola and the Company as permitted by law without adverse tax consequences will be transferred to the Company at the Separation Date.

Motorola manages its postretirement health care benefit plan on a consolidated basis and separate company information is not readily available. Therefore, the Company’s share of the Motorola U.S. plans’ assets and liabilities are not included in the Company’s combined balance sheets. The combined statement of operation includes an allocation of the costs of the post-retirement health care plan. These costs were allocated to the Company based on headcount.

Defined Contribution Plans

Motorola and certain of its subsidiaries have profit-sharing and savings plans, principally contributory, in which all eligible employees participate. Motorola makes two types of contributions to these plans, matching contributions and profit-sharing contributions. Matching contributions are based upon the amount of the employees’ contributions and do not depend on the Motorola’s profits. Profit-sharing contributions are generally based upon pre-tax earnings, as defined, with an adjustment for the aggregate matching contribution. Effective in 2002, the Company decreased its matching contribution from 4.5% to 3% on the first 6% of employee contributions. The combined statements of operations include an allocation of the costs of the U.S. defined contribution plan. These costs were allocated to the Company on a headcount basis.

The Company intends to adopt a profit sharing plan covering substantially all eligible U.S. employees (the “Plan”). The Plan will provide for discretionary employer matching contributions and profit-sharing contributions. Matching contributions may be made in amounts up to a 100% match of each participant’s pre-tax contributions to the Plan not to exceed 5% of the participant’s eligible contribution. Profit sharing contributions may be made based on the Company’s profitability.

Incentive Plans

Motorola Incentive Plan:    In 2002, the Performance Excellence Equals Rewards program and the Incentive Pay Plans were replaced by the Motorola Incentive Plan (MIP). MIP provides worldwide eligible employees with an annual payment, calculated as a percentage of an employee’s eligible earnings, in the year after the close of the current calendar year if specified business goals are met. All employees were eligible for the MIP. The combined statements of operations includes an allocation of the costs of the MIP with such amounts allocated to the Company on a specific identification basis.

Mid-Range Incentive Program:    In 2003, the Long Range Incentive Program was replaced by the Mid-Range Incentive Plan (MRIP). MRIP rewards participating elected officers for Motorola’s achievement of outstanding mid-range performance, based on two performance objectives measured over two-year cycles. Prior to 2003, Motorola’s Long Range Incentive Program of 1994 rewarded

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

participating elected officers for Motorola’s achievement of outstanding long range performance, based on four performance objectives measured over four-year cycles. The combined statements of operations includes an allocation of the costs of the respective Mid-Range and Long Range Incentive Program with such amounts allocated to the Company on a specific identification basis.

Although it is not anticipated that these specific incentive plans will continue following the date of the distribution, it is expected that similar incentive programs will be offered to the Company’s employees.

Stock Compensation Plans

Employee Stock Purchase Plan:    Under the Motorola employee stock purchase plan, eligible participants have been allowed to purchase shares of Motorola’s common stock through payroll deductions of up to 10% of compensation on an after-tax basis. The price an employee pays per share is 85% of the lower of the fair market value of Motorola’s stock on the close of the first trading day or last trading day of the purchase period. The plan has two purchase periods, the first one from October 1 through March 31 and the second one from April 1 through September 30. For the years ended December 31, 2001, 2002 and 2003, the Company’s employees purchased 2.8 million shares, 3.3 million shares and 4.6 million shares, respectively, at prices ranging from $12.12 to $12.50, $8.65 to $12.07 and $7.02 to $7.10, respectively. The Company’s employees will continue to participate in the Motorola employee stock purchase plan through the Separation Date. It is anticipated that an employee stock purchase plan will be put in place by the Company following the Separation Date.

Stock Options:    Under Motorola’s stock option plans, options to acquire shares of Motorola common stock have been made available for grant to certain Freescale employees and to existing option holders in connection with the merging of option plans following an acquisition. Each option granted has an exercise price of 100% of the market value of the common stock on the date of grant. The majority of the options have a contractual life of 10 years and vest and become exercisable at 25% increments over four years.

At the Separation Date, unvested awards outstanding under Motorola’s stock-based compensation plans that are held by the Company’s employees are currently expected to be converted to options to acquire Class A common stock of the Company. The stock options, as converted, will have the same vesting provisions, option periods and other terms and conditions as the Motorola options they replaced. The number of shares and exercise price of each stock option will be adjusted so that each Company option will have the same ratio of the exercise price per share to the market value per share, and the same aggregate difference between market value and exercise price as the Motorola stock options prior to the adjustments. No new measurement date will occur upon conversion of the unvested stock options.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

The following table summarizes information regarding Motorola stock options held by the Company’s employees at December 31, 2001, 2002 and 2003 (in thousands, except exercise price):

	December 31,
	2001		2002		2003
	Shares subject to Options	Wtd. Avg. Exercise Price	Shares subject to Options	Wtd. Avg. Exercise Price	Shares subject to Options	Wtd. Avg. Exercise Price
Options
outstanding	23,083	$27	40,068	$21	54,491	$17

Options exercisable	20,334	$28	23,233	$26	23,253	$26
Options unvested	2,749	$20	16,835	$13	31,238	$11

Restricted Stock and Restricted Stock Unit Grants:    Restricted stock and restricted stock unit grants (restricted stock) consist of shares or the rights to shares of Motorola’s common stock which have been awarded to employees. The grants are restricted such that they are subject to substantial risk of forfeiture and to restrictions on their sale or other transfer by the employee. At the Separation Date, restrictions on the outstanding restricted stock and restricted stock unit awards will lapse on a pro-rata basis based on service performed during the restricted period. The balance of Motorola restricted stock and restricted stock unit awards will be forfeited. Total Company employee restricted stock and restricted stock units issued and outstanding at December 31, 2002 and 2003 were 1.0 million and 1.0 million, respectively. At December 31, 2002 and 2003, the amount of related deferred compensation specifically related to the Company’s employees reflected in Owner’s Net Investment in the combined balance sheets was $12.9 million and $8.4 million, respectively. Net reductions to deferred compensation for the years ended December 31, 2002 and 2003 were $9.3 million and $3.8 million, respectively. Approximately 0.3 million, 0.2 million and 0.2 million shares of restricted stock and restricted stock units were granted to Company employees in 2001, 2002 and 2003, respectively. The amortization of deferred compensation for the years ended December 31, 2001, 2002, and 2003 was $10.4 million, $8.4 million and $5.9 million, respectively.

Stock-Based Compensation Plans:    In connection with the IPO, certain of the Company’s employees will be awarded initial stock option grants to purchase shares of Class A common stock and restricted stock units.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

(10)    Goodwill and Other Intangible Assets

SFAS No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002, requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. Goodwill related to acquisitions prior to July 1, 2001 continued to be amortized through December 31, 2001. Goodwill related to acquisitions subsequent to June 30, 2001 was not amortized. Adjusting for the impact of the discontinuance of the amortization of goodwill, earnings (loss) would have been as follows:

	Year Ended December 31,
	2001	2002	2003
Net earnings (loss):
Reported	$(2,181)	$(1,767)	$(366)
Goodwill amortization	32	—	—

Adjusted	$(2,149)	$(1,767)	$(366)

Amortized intangible assets, excluding goodwill, were composed of the following:

	December 31, 2002		December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets:
Completed technology	$23	$14	$38	$17
Customer lists	11	6	12	8
Trade names	10	5	10	7

	$44	$25	$60	$32

Amortization expense on intangible assets was $11 million, $5 million and $7 million for the years ended December 31, 2001, 2002 and 2003, respectively. Amortization expense is estimated to be $10 million in 2004 and $7 million in 2005, $3 million in 2006, $3 million in 2007, $3 million in 2008 and $2 million thereafter, with no amortization expense expected thereafter.

The following table displays a roll-forward of the carrying amount of goodwill from January 1, 2003 to December 31, 2003, by business segment:

Segment	January 1, 2002	Acquired (Adjustments)	December 31, 2002	Acquired (Adjustments)	December 31, 2003
Transportation and Standard Products	$14	$—	$14	$—	$14
Networking and Computing Systems	182	—	182	—	182
Wireless and Mobile Solutions	2	—	2	—	2
Other	22	—	22	—	22

	$220	$—	$220	$—	$220

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

(11)    Commitments and Contingencies

Leases

The Company owns most of its major facilities, but does lease certain office, factory and warehouse space, land, and information technology and other equipment under principally noncancelable operating leases. Rental expense, net of sublease income, for the years ended December 31, 2001, 2002 and 2003 was $97 million, $86 million and $67 million, respectively. At December 31, 2003, future minimum lease obligations, net of minimum sublease rentals for the next five years and beyond are as follows: 2004—$47 million; 2005—$39 million; 2006—$30 million; 2007—$25 million; 2008—$23 million; beyond 2008—$88 million.

Environmental

Under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (CERCLA, or Superfund), and equivalent state law, Motorola has been designated as a Potentially Responsible Party by the United States Environmental Protection Agency with respect to certain waste sites with which the Company’s operations may have had direct or indirect involvement. Such designations are made regardless of the extent of Motorola’s involvement. Pursuant to the master separation and distribution agreement, the Company has indemnified Motorola for these liabilities going forward. These claims are in various stages of administrative or judicial proceedings. They include demands for recovery of past governmental costs and for future investigations or remedial actions. The remedial efforts include environmental cleanup costs and communication programs. In many cases, the dollar amounts of the claims have not been specified and have been asserted against a number of other entities for the same cost recovery or other relief as was asserted against the Company. The Company accrues costs associated with environmental matters when they become probable and reasonably estimable. Due to the uncertain nature, the actual costs that will be incurred will differ from the amounts accrued, perhaps significantly. Accruals at December 31, 2002 and 2003 were $59 million and $53 million, respectively, with related charges to operating earnings of $6 million, $2 million and $4 million for the years ended December 31, 2001, 2002 and 2003, respectively. These amounts represent only the Company’s estimated share of costs incurred in environmental cleanup sites without considering recovery of costs from any insurer, since in most cases Potentially Responsible Parties other than the Company may exist and be held responsible.

Other

The Company is a defendant in various lawsuits, including intellectual property suits, and is subject to various claims which arise in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s combined financial position, liquidity or results of operations.

In June 2002, the Company entered into an arrangement with two other entities to jointly develop 300 millimeter technology. Each party has committed to share in the research and development costs and capital expenditures required for this facility.

Product purchase commitments associated with our strategic manufacturing relationships are not disclosed since the amounts are based on 18-month rolling forecasts, which are adjusted monthly and are not based on fixed prices due to the volatile nature of the semiconductor industry, and are accordingly not accurately quantifiable at December 31, 2003.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

The Company has multi-year commitments for certain software licenses requiring payments of $104 million, $60 million and $19 million in 2004, 2005 and 2006, respectively.

In the ordinary course of business, the Company regularly executes contracts that contain indemnifications as it is customary business practice for most business arrangements that are reduced to a contract to contain some level of indemnity between parties. Additionally, the Company executes other contracts considered outside the ordinary course of business which contain indemnifications. Examples of these types of agreements include business divestitures, business acquisitions, settlement agreements and third-party performance guarantees. In each of these circumstances, payment by the Company is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the Company to challenge the other party’s claims. Further, the Company’s obligations under these agreements may be limited in terms of duration, typically not in excess of 24 months, and/or amounts not in excess of the contract value, and in some instances, the Company may have recourse against third parties for certain payments made by the Company.

Historically, the Company has not made significant payments for indemnification provisions contained in these agreements. At December 31, 2003, there was one contract executed outside the ordinary course of business containing indemnification obligations with a maximum amount payable of $5 million under the terms of these indemnification provisions. At December 31, 2003, the Company had reserves of $5 million, recorded as liabilities in the Company’s combined balance sheet which have been provided to cover known estimated indemnification obligations. The Company believes that if it were to incur additional losses with respect to any unknown matters at December 31, 2003, such losses would not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(12)    Information by Segment and Geographic Region

The Company’s reportable segments have been determined based on the nature of the products offered to customers and are comprised of the following:

The Transportation and Standard Products Group (TSPG) designs, produces and sells embedded processors, microcontrollers, analog, mixed signal and sensor products to customers in multiple markets. Its largest market is the automobile electronics market, which includes body, safety, engine management, entertainment and driver information systems components within automobiles.

The Networking and Computing Systems Group (NCSG) designs, produces and sells embedded processors to customer in the networking market, which includes wireline communications, network transmission and access, enterprise networking systems, wireless infrastructure and personal computing.

The Wireless and Mobile Solutions Group (WMSG) designs, produces and sells embedded processors to customers in the wireless systems solutions and broadband markets, including cellular, cordless and messaging components within wireless communication products and games, toys and entertainment products within customer electronics products.

Other includes Metrowerks, sales to other semiconductor companies, other miscellaneous businesses and any factories in production start-up. Other also includes any business reorganization charges and miscellaneous income or expense not identified to any of our business segments.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Segment net sales are determined based upon the respective products sold. Segment net sales related to licensing agreements are determined based upon a specifically identifiable basis for each segment.

Group operating earnings are computed using a mix of direct ownership of certain costs and allocations of centralized functions. The segments incur manufacturing costs based on production volumes. The Company allocates the underutilized costs of most manufacturing facilities based on an ownership model whereby each segment is responsible for a specific subset of the Company’s factories with the exception of one wafer fabrication facility which is shared across segments based on projected volume. Selling, General and Administrative expenses and Research and Development expenditures are charged to the segments based upon the specific activities being performed for each segment, where possible. Remaining costs are charged to segments on a specifically identifiable basis or other reasonable method of allocation. The Company considers these allocations to be a reasonable reflection of the utilization of costs incurred. The Company does not allocate specific assets to the operating segments other than inventory. There are no inter-segment revenue transactions and, therefore, net sales are only to external customers.

Domestic export sales to other Motorola businesses were $124 million, $172 million and $72 million for the years ended December 31, 2001, 2002 and 2003, respectively. Domestic export sales to external third parties were $168 million, $93 million and $107 million for the years ended December 31, 2001, 2002 and 2003, respectively.

For the years ended December 31, 2001, 2002 and 2003, no single customer or group under common control represented 10% or more of the Company’s combined net sales, other than sales to other Motorola businesses which were $1.1 billion, $1.1 billion and $961 million, respectively.

Segment Information

	Net Sales			Operating Earnings (Loss)
	Year Ended December 31,			Year Ended December 31,
	2001	2002	2003	2001	2002	2003
Transportation and Standard Products	$2,233	$2,311	$2,377	$(164)	$88	$162
Networking and Computing Systems	1,572	1,361	1,306	(267)	(19)	97
Wireless and Mobile Solutions	1,082	1,243	1,126	(575)	(424)	(432)
Other	210	86	55	(868)	(1,160)	(131)

Segment totals	$5,097	$5,001	$4,864	(1,874)	(1,515)	(304)

Total other income (expense)				(251)	(166)	(15)

Loss before income taxes				$(2,125)	$(1,681)	$(319)

Other operating earnings (loss) includes $841 million, $1.1 billion and $85 million of reorganization of businesses and asset impairment charges for the years ended December 31, 2001, 2002 and 2003.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Geographic Area Information

	Net Sales*			Assets		Property, Plant and Equipment
	December 31,			December 31,		December 31,
	2001	2002	2003	2002	2003	2002	2003
United States	$2,262	$2,070	$1,721	$2,513	$1,998	$1,800	$1,288
Hong Kong	378	437	566	213	193	32	29
Germany	521	540	631	112	97	21	22
United Kingdom	170	108	110	235	206	189	169
Malaysia	—	—	—	560	433	245	178
Japan	381	278	247	428	344	254	186
France	247	204	210	233	371	166	301
China	80	213	258	645	583	499	164
Other nations	1,058	1,151	1,121	186	224	20	20

	$5,097	$5,001	$4,864	$5,125	$4,449	$3,226	$2,357

*	As measured by the location of the revenue-producing operations.

(13)    Reorganization of Businesses

Beginning in 2000 and through 2003, the Company announced a series of plans to reduce its workforce, discontinue product lines, exit businesses and consolidate manufacturing operations. The Company initiated these plans in an effort to reduce costs and simplify its product portfolio. The Company recorded provisions for employee separation costs and exit costs based on estimates prepared at the time the restructuring plans were approved by management. Exit costs primarily consist of facility closure costs. Employee separation costs consist primarily of severance. At each reporting date, the Company evaluates its accruals for exit costs and employee separation to ensure that the accruals are still appropriate. In certain circumstances, accruals are no longer required because of efficiencies in carrying out the plans or because employees previously identified for separation resigned from the Company unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were initiated. The Company reverses accruals to income when it is determined they are no longer required.

The plans are summarized into two categories: discontinuation of product lines and manufacturing and administrative consolidations.

The Company has further classified its restructuring activities into the following initiatives:

Discontinuation of product lines: included the usage and adjustments of previously accrued exit costs related to the wafer fabrication facilities in the U.S. and Europe.

U.S. manufacturing: included the closure of three wafer fabrication facilities, one assembly and test facility and the reduction in manufacturing personnel at our remaining U.S. factories.

Asia manufacturing: included the closure of one wafer fabrication facility and two assembly and test facilities.

Europe manufacturing: included the closure of one wafer fabrication facility along with the reduction in manufacturing personnel at our remaining European factories.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

General and administrative/Research and development: several initiatives were taken to reduce our general and administrative and research and development costs in line with our significantly declining sales. These actions included outsourcing of functions, reduction of management layers and the consolidation of design centers.

Year Ended December 31, 2001

The Company experienced a significant reduction in its sales in 2001 as part of the downturn of the semiconductor industry that began in the second half of 2000. In response to this decline the Company initiated a series of actions to consolidate facilities, dispose of excess equipment and reduce non-manufacturing headcount. In the third and fourth quarters of 2001, the Company approved a plan to close its wafer fabrication facilities in Mesa, Arizona, significantly reduce its assembly and test operations in Texas and Arizona, and dispose of excess equipment. Also in the fourth quarter of 2001, the Company approved a plan to close the wafer fabrication facility in Sendai, Japan along with assembly and test operations in Hong Kong and Japan. In addition, a number of actions were undertaken throughout the year to reduce general and administrative and research and development costs as a result of significantly declining sales.

For the year ended December 31, 2001, the Company recorded net charges of $841 million, of which $228 million was included in Cost of sales and $613 million was recorded under Reorganization of businesses in the Company’s combined statements of operations. The aggregate $841 million net charge is comprised of the following:

	Exit Costs	Employee Separations	Asset Writedowns	Total
Discontinuation of product lines	$—	$—	$23	$23
Manufacturing and administrative consolidations	12	386	420	818

	$12	$386	$443	$841

Discontinuation of Product Lines

During 2001, the Company incurred a net charge of $23 million for asset impairments relating to the discontinuation of wafer technologies.

Manufacturing and Administrative Consolidations

The Company’s action to consolidate manufacturing operations and streamline its global organization resulted in a net charge of $818 million in 2001. The charge consisted primarily of asset impairments, severance benefit costs, and equipment and other contract cancellation fees. Some of the cancellation obligations, which are included in exit costs, will extend over several years. The consolidation activities were focused primarily on portions of manufacturing operations in various locations, including Texas, Arizona, Hong Kong and Japan as well as the reduction of non-manufacturing headcount.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Reorganization of Businesses Accruals

The following table displays the roll-forward of the accruals established for exit costs from January 1, 2001 to December 31, 2001:

Exit Costs	Accruals at January 1, 2001	2001 Additional Charges	2001 Adjustments	2001 Amounts Used	Accruals at December 31, 2001
Discontinuation of product lines	$28	$—	$(1)	$(24)	$3
U.S. manufacturing	—	7	—	(6)	1
Asia manufacturing	—	5	—	—	5
General and administrative/Research and development	—	1	—	(1)	—

Total	$28	$13	$(1)	$(31)	$9

The 2001 amount used of $31 million reflects cash payments of $13 million and non-cash utilization of $18 million. The remaining accrual of $9 million is included in Accrued liabilities in the Company’s combined balance sheet. In 2002 and 2003, the Company utilized $3 million of accruals and reversed $6 million primarily due to the sale of a facility previously planned to be closed.

The following table displays the roll-forward of the accruals established for employee separation costs from January 1, 2001 to December 31, 2001:

Employee Separation Costs	Accruals at January 1, 2001	2001 Additional Charges		2001 Amounts Used	Accruals at December 31, 2001
		Cost of Sales	Reorg of Business
U.S. manufacturing	$4	$114	$—	$(46)	$72
Asia manufacturing	—	101	—	(28)	73
Europe manufacturing	—	13	—	(11)	2
General and administrative/Research and development	—	—	158	(51)	107

Total	$4	$228	$158	$(136)	$254

Related headcount	35	7,800	2,500	(4,335)	6,000

The 2001 additional charges of $386 million for employee separation costs represent the severance costs for approximately an additional 10,300 employees, of whom 7,800 were manufacturing employees and 2,500 were non-manufacturing employees. The accrual is for various levels of employees.

During 2001, $136 million of cash payments were made to 4,335 separated employees. The remaining accrual of $254 million is included in Accrued liabilities in the Company’s combined balance sheet.

At December 31, 2001, 6,000 employees remained to be separated from the Company of which 5,300 were separated in 2002 and 2003 and received severance payments of $208 million. The remaining 700 employees who were originally planned to be separated ultimately did not receive severance payments as they either voluntarily resigned from the Company or were redeployed due to

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

circumstances not foreseen when the original plans were approved. The Company reversed $46 million of accrued severance costs in 2002 and 2003 related to these employees.

Year Ended December 31, 2002

In 2002, the Company approved additional actions to further streamline manufacturing operations and further reduce non-manufacturing headcount. The Company approved a plan to close the facility in Scotland. The Company also reduced research and development headcount as a result of pooling resources in connection with the joint alliance with ST Microelectronics and Philips Electronics.

For the year ended December 31, 2002, the Company recorded net charges of $1.1 billion, of which $9 million of net reversals was included in Cost of sales and $1.2 billion of net charges were recorded under Reorganization of businesses in the Company’s combined statements of operations. The aggregate $1.1 billion net charge is comprised of the following:

	Exit Costs	Employee Separations	Asset Writedowns	Total
Manufacturing and administrative consolidations	$—	$2	$1,145	$1,147

The Company’s actions to consolidate manufacturing operations and streamline its global organization resulted in a charge of $1.1 billion in 2002. The charge consisted primarily of asset impairments for consolidation activities focused primarily in Arizona, China and Scotland in connection with the implementation of the Company’s asset-light strategy. The charge of $1.1 billion was net of reversals of asset impairment charges previously recognized of $36 million, following a revised plan for two facilities in Arizona and Texas where equipment was previously determined to be held for sale but, due to the revised plan, the assets will continue to be utilized to produce products, and the impairment charge was appropriately reversed.

Reorganization of Businesses Accruals

The following table displays the roll-forward of the accruals established for exit costs from January 1, 2002 to December 31, 2002:

	Accruals at January 1, 2002	2002 Amounts used	Accruals at December 31, 2002
Exit Costs
Discontinuation of product lines	$3	$—	$3
U.S. manufacturing	1	(1)	—
Asia manufacturing	5	—	5

Total	$9	$(1)	$8

The 2002 amount used of $1 million reflects cash payments of $1 million. The remaining accrual of $8 million is included in Accrued liabilities in the Company’s combined balance sheet. In 2003 the Company utilized $2 million of the accrual and reversed $6 million primarily due to the sale of a facility previously planned to be closed.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

The following table displays the roll-forward of the accruals established for employee separation costs from January 1, 2002 to December 31, 2002:

	Accruals at January 1, 2002	2002 Additional Charges		2002 Adjustments		2002 Amounts Used	Accruals at December 31, 2002
Employee Separation Costs		Cost of Sales	Reorg of Business	Cost of Sales	Reorg of Business
U.S. manufacturing	$72	$—	$—	$(11)	$—	$(44)	$17
Asia manufacturing	73	—	—	(14)	—	(29)	30
Europe manufacturing	2	12	—	(2)	—	—	12
General and administrative/ Research and development	107	—	23	—	(6)	(100)	24

Total	$254	$12	$23	$(27)	$(6)	$(173)	$83

Related headcount	6,000	450	350	(300)	(200)	(4,500)	1,800

At January 1, 2002, the Company had an accrual of $254 million for employee separation costs, representing the severance costs for approximately 6,000 employees, of whom 4,500 were manufacturing employees and 1,500 were non-manufacturing employees. The 2002 additional charges of $35 million represent the severance costs for approximately an additional 800 employees, of whom 450 were manufacturing employees and 350 were non-manufacturing employees. The 2002 adjustments of $33 million represents employee separation costs that were ultimately not paid for approximately 500 employees previously identified for separation who either voluntarily resigned from the Company or were redeployed due to circumstances not foreseen when the original plans were approved, of which approximately 300 were manufacturing employees and 200 were non-manufacturing employees.

During 2002, of the $173 million used, $166 million represents cash payments made to 4,500 separated employees and $7 million represents non-cash benefits. The remaining accrual of $83 million is included in Accrued liabilities in the Company’s combined balance sheets.

At December 31, 2002, 1,800 employees remained to be separated from the Company, of which 1,400 were separated in 2003 and received severance payments of $65 million. The remaining 400 employees who were originally planned to be separated ultimately did not receive severance payments as they either voluntarily resigned from the Company or were redeployed due to circumstances not foreseen when the original plans were approved. The Company reversed $19 million of accrued severance costs in 2003 related to these employees.

Year Ended December 31, 2003

In 2003, in response to continued operating losses, the Company took additional action to reduce both general and administrative and research and development headcount. Additional headcount reductions were approved for the remaining factories in the U.S., Europe and Asia, along with the outsourcing of certain information technology functions and the consolidation of design centers.

For the year ended December 31, 2003, the Company recorded net charges of $85 million, of which $22 million were included in Cost of Sales and $63 million were recorded under Reorganization

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

of businesses in the Company’s combined statements of operations. The aggregate $85 million net charge is comprised of the following:

	Exit Costs/ (Reversals)	Employee Separations	Asset Writedowns/ (Decommissioning reversals)	Total
Discontinuation of product lines	$(1)	$—	$(8)	$(9)
Manufacturing and administrative consolidations	(5)	74	25	94

	$(6)	$74	$17	$85

Discontinuation of Product Lines

For the year ended December 31, 2003, the Company reversed $8 million of reserves previously established primarily to cover facility decommissioning costs which are no longer needed, following the final closure and sale of those facilities.

Manufacturing and Administrative Consolidations

The Company’s actions to consolidate manufacturing operations and to implement strategic initiatives to streamline our global organization resulted in additional charges of $141 million for the year ended December 31, 2003. These charges consisted primarily of $93 million for company-wide employee separation costs and $48 million for the impairment of a facility in Texas and equipment classified as held-for-sale. These charges were offset by reversals of $47 million consisting of $19 million for previously expected employee separation accruals and $23 million for reserves previously established to cover decommissioning costs which are no longer needed due to the sale of a facility and lower actual decommissioning costs at closed sites as well as $5 million reversal of exit costs.

Reorganization of Businesses Accruals

The following table displays a roll-forward of the accruals established for exit costs from January 1, 2003 to December 31, 2003:

Exit Costs	Accruals at January 1, 2003	2003 Adjustments	2003 Amounts Used	Accruals at December 31, 2003
Discontinuation of product lines	$3	$(1)	$(2)	$—
Asia manufacturing	5	(5)	—	—

Total	$8	$(6)	$(2)	$—

In 2003, the Company used $2 million of exit cost accruals and reversed $6 million of accruals no longer required primarily due to the sale of a facility previously planned to be closed.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

The following table displays a roll-forward of the accruals established for employee separation costs from January 1, 2003 to December 31, 2003:

		2003 Additional Charges		2003 Adjustments
Employee Separation Costs	Accruals at January 1, 2003	Cost of Sales	Reorg of Business	Cost of Sales	Reorg of Business	2003 Amounts Used	Accruals at December 31, 2003
U.S. manufacturing	$17	$21	$—	$(1)	$—	$(33)	$4
Asia manufacturing	30	3	—	(12)	—	(19)	2
Europe manufacturing	12	11	—	—	—	(19)	4
General and administrative/ Research and development	24	—	58	—	(6)	(54)	22

Total	$83	$35	$58	$(13)	$(6)	$(125)	$32

Related headcount	1,800	700	800	(300)	(100)	(2,700)	200

At January 1, 2003, the Company had an accrual of $83 million for employee separation costs, representing the severance costs for approximately 1,800 employees, of which 1,400 were manufacturing employees and 400 were non-manufacturing employees. The 2003 additional charges of $93 million represent the severance costs for approximately an additional 1,500 employees, of which 700 were manufacturing employees and 800 were non-manufacturing employees.

During the year ended December 31, 2003, approximately 2,700 employees were separated from the Company. The $125 million used in 2003 reflects cash payments to these separated employees. The remaining accrual of $32 million, which is included in Accrued liabilities in the combined balance sheet, is expected to be paid to approximately 200 separated employees throughout the first two quarters of 2004. The 2003 adjustments of $19 million represent employee separation costs for approximately 400 employees previously identified for separation who either voluntarily resigned from the Company and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were approved; approximately 300 were manufacturing employees and 100 were non-manufacturing employees.

(14)     Acquisitions of Businesses

The Company accounts for acquisitions using purchase accounting with the results of operations for each acquiree included in the Company’s combined financial statements for the period subsequent to the date of acquisition. The pro forma effects of these acquisitions on the Company’s financial statements were not significant either individually or in the aggregate.

The allocation of value to in-process research and development was determined using expected future cash flows discounted at average risk adjusted rates reflecting both technological and market risk, as well as the time value of money. Historical pricing, margins and expense levels, where applicable, were used in the valuation of the in-process products. The in-process research and development acquired will have no alternative future uses if the products are not feasible. Charges associated with in-process research and development are included in Research and development in the Company’s combined statements of operations.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

The developmental products for the companies acquired have varying degrees of timing, technology, costs-to-complete and market risks throughout final development. If the products fail to become viable, the Company will unlikely be able to realize any value from the sale of incomplete technology to another party or through internal re-use. The risks of market acceptance for the products under development and potential reductions in projected sales volumes and related profits in the event of delayed market availability for any of the products exist.

The following is a summary of the significant acquisitions:

	Quarter Acquired	Consideration	Form of Consideration
2003 Acquisitions
Ultrawideband business	Q4	$14	Cash
		1	Forgiveness of notes payable

2001 Acquisitions
Tohoku Semiconductor Corporation	Q1	40	Cash
		345	Assumed Debt

The following table summarizes net tangible and intangible assets acquired and the consideration provided for all acquisitions:

	Year Ended December 31,
	2001	2003
Tangible net current liabilities	$(8)	$—
Tangible net long-term assets (liabilities)	393	(1)
Other intangibles	—	16

	$385	$15

Consideration:
Cash	$40	$14
Forgiveness of notes receivable	—	1
Assumed debt	345	—

	$385	$15

Tohoku Semiconductor Corporation

In the first quarter of 2001, the Company increased its investment in Tohoku from 50% to 100% for approximately $40 million in cash and the assumption of $345 million of debt. This acquisition did not result in the Company recording any goodwill or other intangibles.

Ultrawideband Business

In November 2003, the Wireless and Mobile Solutions Group acquired an ultrawideband business for approximately $14 million in cash and forgiveness of a $1 million note payable. In connection with

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

this transaction, the Company acquired $1 million in fixed assets, $15 million in purchased technology, and $1 million in customer lists and recorded a liability of $2 million, which will not be recognized until the contingency associated with the $2 million of potential additional purchase considerations is resolved. Fixed assets consisted mainly of computer equipment that will be depreciated over 18 months on a straight-line basis. Purchased technology and customer lists will be amortized over their expected useful life of six and five years, respectively, on a straight-line basis.

(15)     Valuation and Qualifying Accounts

The following table presents the valuation and qualifying account activity for the years ended December 31, 2001, 2002 and 2003:

		Additions
	Balance at beginning of period	Charged to costs & expenses	Deductions (1)	Balance at end of period
2001
Allowance for doubtful accounts	$13	$2	$(7)	$8
Product and service warranties	9	—	(2)	7

2002
Allowance for doubtful accounts	8	1	(5)	4
Product and service warranties	7	6	—	13

2003
Allowance for doubtful accounts	4	—	—	4
Product and service warranties	13	2	(7)	8

(1)	Accrual usage

(16)     Subsequent Events

SMIC Transactions

On January 16, 2004, the Company completed the sale of a 200 millimeter wafer fabrication facility in Tianjin, China to Semiconductor Manufacturing International Corporation (SMIC). In conjunction with the asset sale, the Company entered into a five year cross-patent license agreement and transition services agreement. The Company transferred assets, entered into the cross-patent license agreement, paid $30 million in cash and received Series D convertible preference shares in SMIC and warrants valued at $321 million, resulting in a net gain of $6 million.

On March 11, 2004, all of the Company’s Series D convertible preference shares were converted to 1.7 billion shares of common stock in connection with the initial public offering (IPO) of SMIC. In the IPO, the Company sold 297 million common shares of SMIC stock (17% of the Company’s holdings in SMIC) at the IPO price for net proceeds of $100 million, resulting in a gain of $41 million. The 1.4 billion remaining common shares of SMIC held by the Company are subject to restrictions on transfer that are released over an eighteen-month period ending in September 2005. The warrants expired unexercised at the date of the IPO. Under the terms and provisions of the agreements which identify the assets to be contributed and transferred by Motorola to the Company, the remaining investment in SMIC common shares ($390 million at April 3, 2004) will be retained by Motorola.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

In 2002, as a result of the Company’s decision not to be the sole owner of a wafer fabrication facility in China, the Company recorded an $80 million provision associated with the potential obligation to reimburse the Chinese government for exemptions previously received. However, the acquirer of the wafer fabrication facility, SMIC, filed an application in January 2004 with the Chinese government to request that their exemption received from the Chinese government to exclude imported raw materials, construction material and production equipment, for VAT and duty, be expanded to include the Company’s obligations related to these exemptions. In February 2004, the Chinese government accepted this application and the Company’s liability to reimburse these incentives was reduced by $51 million, of which $54 million has been recognized as a reduction of Selling, general and administrative and $3 million has been recognized in Income tax expense in the Company’s condensed combined statements of operations for the three months ended April 3, 2004.

Contribution of Net Assets to the Company

During May 2004, the Company completed the contribution from Motorola. The Company and Motorola entered into various agreements detailing the provisions of the contribution and the separation of the Company from Motorola, and related tax, purchase and supply, transition services, and employee matters. The agreements include the following, among others:

Master Separation and Distribution Agreement

The master separation and distribution agreement describes generally the assets that were contributed and transferred to the Company by Motorola and the liabilities assumed. The contributed assets generally include all of the assets of the semiconductor products sector of Motorola, as well as other specifically identified assets. The liabilities assumed generally include all debts, liabilities, commitments and obligations of any nature to the extent arising out of or relating to the semiconductor products sector of Motorola prior to, on or after the contribution date as well as certain other specifically identified liabilities. The Company has agreed to indemnify Motorola for substantially all past, present and future liabilities associated with the semiconductor business.

In accordance with the contribution agreements, certain assets included in the historical combined financial statements, were not contributed and certain liabilities included in the historical combined financial statements were not assumed. The most significant of these excluded net assets were the investments in the stock of SMIC and Phenitec which approximated $464 million in the aggregate at April 3, 2004.

The master separation and distribution agreement also governs the rights and obligations of both Motorola and the Company regarding the Company’s anticipated initial public offering and the proposed distribution by Motorola to its common stockholders of the shares of the Company’s common stock held by Motorola.

Additionally, the master separation and distribution agreement contains covenants, which limit the Company’s ability to undertake certain actions without the prior consent of Motorola for as long as Motorola beneficially owns at least 50% of the total voting power of the outstanding capital stock of the Company.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Tax Sharing Agreement

In general, under the tax sharing agreement, for periods prior to the offering, Motorola will assume U.S. federal income tax liabilities of the Motorola affiliated group, and Motorola will assume state and non-U.S. income tax liabilities associated with returns that include only Motorola and its subsidiaries. The Company will remain responsible for any U.S. federal, state and foreign income tax liabilities for returns filed that include only the Company and its subsidiaries.

The tax sharing agreement contains provisions regarding tax benefits. Under those provisions, in general, the Company is required to pay Motorola for any tax benefit that the Company would receive (based on certain assumptions) as a result of an adjustment to a tax for which Motorola is responsible under the tax sharing agreement or as a result of an adjustment to any of Motorola’s tax attributes. Motorola is required to pay the Company for any tax benefit that Motorola would receive (based on certain assumptions) as a result of an adjustment to a tax for which the Company is responsible under the tax sharing agreement or as a result of an adjustment to any of the Company’s tax attributes. In either case, the company required to make a payment for such tax benefit may be required to do so prior to the time that, and regardless of whether, such tax benefit is actually realized in cash.

The provisions of the tax sharing agreement require the Company to indemnify Motorola against all tax-related liabilities incurred by Motorola relating to the contribution or the distribution to the extent caused by an acquisition of the Company’s assets or stock, or other actions by the Company. These liabilities include the substantial tax-related liability that would result if the contribution and the currently planned distribution of the common stock of the Company held by Motorola to the Motorola shareholders failed to qualify as a tax-free transaction. This indemnification does not have a specified term and the Company’s liability under this indemnification could be material in the event that the contribution and distribution failed to qualify as a tax-free transaction.

Purchase and Supply Agreement

The Company and Motorola have entered into a purchase and supply agreement, which governs transactions pursuant to which Motorola, on behalf of its cellular subscriber business, will purchase goods and services from the Company. Specifically, the purchase and supply agreement addresses:

•	Motorola’s purchase commitments covering substantially all of its cellular baseband semiconductor requirements (other than certain cellular baseband products the Company does not design) for cellular handsets designed by Motorola and manufactured by or for Motorola through 2006;

•	Motorola’s agreement to continue to encourage its original design manufacturers to purchase cellular baseband products and other semiconductors from the Company in connection with their production of cellular handsets for Motorola; and

•	order, payment and other terms.

Transition Services Agreement

The transition services agreement governs the provision by Motorola to the Company of support services, on an interim and transitional basis, including accounting, tax, cash management, human

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

resources, information technology, and other general and administrative functions. The parties anticipate such services will be provided for up to an eighteen month period beginning April 4, 2004.

Employee Matters Agreement

The parties have entered into an employee matters agreement which allocates responsibility and liability for certain employee-related matters and provides that for a one-year period following the contribution, while they are employed by the Company, such employees’ terms and conditions of employment (other than U.S. pension and retiree medical) shall be at least substantially comparable in the aggregate to their terms and conditions of employment in effect immediately prior to the contribution date. This agreement details actions regarding employee benefit arrangements and employee stock and incentive compensation arrangements.

In accordance with the employee matters agreement, certain post-retirement healthcare benefit obligations approximating $214 million will be assumed by the Company. Additionally, approximately $73 million in cash or other assets acceptable to Motorola and the Company as permitted by law without adverse tax consequences, will be contributed to the Company by Motorola.

Freescale Semiconductor, Inc. and Subsidiaries

Condensed Combined Statements of Operations

(Unaudited)

(In millions, except per share amounts)

	Three Months Ended
	March 29, 2003	April 3, 2004
Net sales (includes sales to Motorola of $227 in 2003 and $276 in 2004)	$1,151	$1,396
Costs of sales	853	889

Gross margin	298	507

Selling, general and administrative	110	140
Research and development	260	250
Reorganization of businesses	48	(7)
Separation expenses	—	9

Operating earnings (loss)	(120)	115

Other income (expense):
Interest expense, net	(35)	(21)
Gains on sales of investments and businesses, net	—	41
Other	(5)	(3)

Total other income (expense)	(40)	17

Net earnings (loss) before income taxes	(160)	132
Income tax expense	24	26

Net earnings (loss)	$(184)	$106

Pro forma earnings per common share:
Basic		$0.38
Diluted		$0.38
Pro forma weighted average common shares outstanding:		278
Basic		278
Diluted

See accompanying notes to condensed combined financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Condensed Combined Balance Sheets

(In millions)

	December 31, 2003	April 3, 2004
		(Unaudited)
ASSETS
Cash and cash equivalents	$87	$50
Accounts receivable, net (includes amounts due from Motorola of $43 in 2003 and $48 in 2004)	327	426
Inventories	693	674
Deferred income taxes	20	20
Other current assets	228	258
Assets held-for-sale	334	65

Total current assets	1,689	1,493

Property, plant and equipment, net	2,357	2,281
Investments	126	492
Other assets	277	272

Total assets	$4,449	$4,538

LIABILITIES AND BUSINESS EQUITY
Notes payable and current portion of long-term debt	$27	$9
Accounts payable (includes amounts due to Motorola of $13 in 2003 and $9 in 2004)	344	428
Accrued liabilities	368	249

Total current liabilities	739	686

Long-term debt	2	—
Deferred income taxes	48	63
Other liabilities	104	103

Business Equity
Owner’s net investment	3,422	3,432
Non-owner changes to equity	134	254

Total business equity	3,556	3,686

Total liabilities and business equity	$4,449	$4,538

See accompanying notes to condensed combined financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Condensed Combined Statement of Business Equity

(Unaudited)

(In millions)

		Non-Owner Changes to Equity
	Owner’s Net Investment	Fair Value Adjustment to Available-for- Sale Securities	Foreign Currency Translation Adjustments	Comprehensive Earnings
Balances at January 1, 2004	$3,422	$—	$134

Net earnings	106	—	—	$106
Net transfers to Motorola	(96)	—	—	—
Net unrealized gains on securities (net of tax effect of $0)	—	104	—	104
Net foreign currency translation adjustments (net of tax effect of $0)	—	—	16	16

Balances at April 3, 2004	$3,432	$104	$150	$226

See accompanying notes to condensed combined financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Condensed Combined Statements of Cash Flows

(Unaudited)

(In millions)

	Three Months Ended
	March 29, 2003	April 3, 2004
Operating
Net earnings (loss)	$(184)	$106
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	231	190
Charges (reversals) for reorganization of businesses	47	(47)
Gains on sales of investments and businesses, net	—	(41)
Deferred income taxes	13	14
Investment impairments and other	(2)	(8)
Changes in assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable	6	(102)
Inventories	(19)	19
Other current assets	(23)	(28)
Accounts payable and accrued liabilities	(23)	(3)
Other assets and liabilities	2	(3)

Net cash provided by operating activities	48	97

Investing
Acquisitions and investments, net	(4)	(35)
Proceeds from sale of investments and businesses	—	100
Capital expenditures	(43)	(100)
Proceeds from sale of property, plant and equipment and assets held for sale	13	11

Net cash used for investing activities	(34)	(24)

Financing
Repayment of short-term borrowings	(17)	(14)
Repayment of long-term debt	(7)	(7)
Net transfers from (to) Motorola	51	(89)

Net cash provided by (used for) financing activities	27	(110)

Effect of exchange rate changes on cash and cash equivalents	(3)	—

Net increase (decrease) in cash and cash equivalents	38	(37)
Cash and cash equivalents, beginning of period	44	87

Cash and cash equivalents, end of period	$82	$50

See accompanying notes to condensed combined financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Combined Financial Statements

(Unaudited)

(Dollars in millions, except as noted)

(1)     Basis of Presentation

The condensed combined financial statements have been derived from the consolidated financial statements and accounting records of Motorola, principally representing the Semiconductor Products Segment, using the historical results of operations, and historical basis of assets and liabilities of the semiconductor businesses. Management believes the assumptions underlying the condensed combined financial statements are reasonable. However, the condensed combined financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented. Because a direct ownership relationship did not exist among all the various worldwide entities comprising the Company, Motorola’s net investment in the Company, including intercompany debt, is shown as Business equity in lieu of stockholders’ equity in the condensed combined financial statements. Transactions between Freescale Semiconductor and other Motorola operations have been identified in the condensed combined statements as transactions between related parties.

The accompanying condensed combined financial statements as of April 3, 2004 and for the three months ended March 29, 2003 and April 3, 2004 are unaudited, with the December 31, 2003 amounts included herein derived from the audited combined financial statements. In the opinion of management, these unaudited condensed combined financial statements include all adjustments (consisting of normal recurring adjustments and reclassifications) necessary to present fairly the financial position, results of operations and cash flows as of April 3, 2004 and for all periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted. These condensed combined financial statements should be read in conjunction with the combined financial statements and notes thereto as of December 31, 2003. The results of operations for the three months ended April 3, 2004 are not necessarily indicative of the operating results to be expected for the full year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)     Relationship with Motorola

The Company’s net sales to other Motorola businesses included in Net Sales in the Company’s condensed combined statements of operations were $227 million and $276 million for the three months ended March 29, 2003 and April 3, 2004, respectively. Accounts receivable from sales to Motorola businesses were $43 million and $48 million as of December 31, 2003 and April 3, 2004, respectively.

The condensed combined statements of operations include expense allocations for certain corporate functions historically provided by Motorola, including general corporate expenses, basic research costs, employee benefits and incentives and interest expense. These allocations were made on a specifically identifiable basis or using relative percentages, as compared to Motorola’s other

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

businesses, net sales, payroll, fixed assets, inventory, net assets excluding debt, headcount or other reasonable methods. The following table presents the expense allocations reflected in the Company’s condensed combined statements of operations.

	Three Months Ended
	March 29, 2003	April 3, 2004
General corporate expenses	$35	$36
Basic research	10	10
Employee benefits and incentives	59	63
Interest expense	33	20

	$137	$129

The Company and Motorola considered these general corporate expenses, basic research and employee benefits and incentives allocations to be a reasonable reflection of the utilization of services provided. The Company’s interest expense as a stand-alone company may be higher or lower than the amounts reflected in the condensed combined statements of operations.

Motorola primarily uses a worldwide centralized approach to cash management and the financing of its operations with all related activity between the Company and Motorola reflected as equity transactions in Owner’s Net Investment in the Company’s condensed combined balance sheets. Types of intercompany transactions include (1) cash deposits from the semiconductor businesses which are transferred to Motorola’s bank account on a regular basis, (2) cash borrowings from Motorola used to fund operations, capital expenditures or acquisitions, (3) capital contributions for income taxes, and (4) allocations of corporate expenses identified above.

Under the terms of the master separation and distribution agreement with Motorola, the net amount due from the Company to Motorola at the completion of this offering will remain classified as equity forming a part of the continuing equity of the Company. Subsequent to the completion of this offering, amounts due from or to Motorola arising from transactions subsequent to that date will be recorded as amounts due to or from Motorola and will be settled in cash.

In conjunction with the contribution, the Company has entered into a series of agreements, including a master separation and distribution agreement, a tax sharing agreement, employee matters agreement, transition services agreement, intellectual property license agreement, intellectual property assignment agreement, purchase and supply agreements and other related agreements which are intended to govern the ongoing relationship between the two companies (see Note 10).

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

(3)     Other Financial Data

Statements of Operations Information

Selling, General and Administrative

Investment incentives of $45 million and $1 million for the three months ended March 29, 2003 and April 3, 2004, respectively, have been included as a reduction of Selling, General and Administrative in the Company’s condensed combined statements of operations. These incentives primarily relate to the development of our wafer fabrication facility in China. The Company recognizes revenue associated with these incentives when a legal right to the grant exists and there is reasonable assurance that both the terms and conditions associated with the grant will be fulfilled and the grant proceeds will be received.

In 2002, as a result of the Company’s decision not to be the sole owner of a wafer fabrication facility in China, the Company recorded an $80 million provision associated with the potential obligation to reimburse the Chinese government for exemptions previously received. However, the acquirer of the wafer fabrication facility, SMIC, filed an application in January 2004 with the Chinese government to request that their exemption received from the Chinese Government to exclude imported raw materials, construction material and production equipment, for VAT and duty, be expanded to include the Company’s obligations related to these exemptions. In February 2004, the Chinese government accepted this application, and the Company’s liability to reimburse these incentives was reduced by $51 million, of which $54 million has been recognized as a reduction of Selling, general and administrative and $3 million has been recognized as Income tax expense in the Company’s condensed combined statements of operations for the three months ended April 3, 2004.

Other Income (Expense)

The following table displays the amounts comprising Interest Expense, net, and Other included in Other Income (Expense) in the Company’s condensed combined statements of operations:

	Three Months Ended
	March 29, 2003	April 3, 2004
Interest Expense, Net:
Interest expense	$(35)	$(22)
Interest income	—	1

	$(35)	$(21)

Other:
Investment impairments	$(5)	$(4)
Equity in income of non-consolidated investments	—	3
Net foreign currency losses	—	(2)

	$(5)	$(3)

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

Pro Forma Earnings (Loss) Per Share

Prior to the completion of the IPO, the Company will have approximately 278 million shares of common stock outstanding. The Company has presented pro forma basic and diluted earnings per share amounts for the three months ended April 3, 2004 as if the recapitalization of common stock had occurred on January 1, 2003. The Company calculated its pro forma earnings per share in accordance with SFAS No. 128, “Earnings per Share.” Basic and diluted earnings per share is computed based on the weighted-average number of common shares outstanding during the period. There is no difference between basic and diluted earnings per share since there will be no outstanding options to purchase shares of Freescale Semiconductor common stock or other potentially dilutive securities outstanding prior to the offering. In connection with the offering, certain employees will be awarded initial stock option grants to purchase shares of Freescale Semiconductor or other equity-based awards.

Balance Sheet Information

Accounts Receivable

Accounts Receivable, net, consist of the following:

	December 31, 2003	April 3, 2004
Accounts receivable	$288	$382
Due from Motorola	43	48

	331	430
Less allowance for doubtful accounts	(4)	(4)

	$327	$426

Inventories

Inventories consist of the following:

	December 31, 2003	April 3, 2004
Finished goods	$198	$157
Work-in-process and production materials	495	517

	$693	$674

Property, Plant, and Equipment

Property, Plant and Equipment, net, consist of the following:

	December 31, 2003	April 3, 2004
Land	$88	$85
Building	2,194	2,186
Machinery and equipment	6,801	6,928
Construction-in-progress	27	5

	9,110	9,204
Less accumulated depreciation	(6,753)	(6,923)

	$2,357	$2,281

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

Depreciation expense for the three months ended March 29, 2003 and April 3, 2004 was $229 million and $187 million, respectively.

Assets Held for Sale

Assets held for sale were $334 million and $65 million at December 31, 2003 and April 3, 2004, respectively. The assets held for sale at December 31, 2003 include $260 million related to building, machinery and equipment of a wafer fabrication facility in Tianjin, China that was sold on January 16, 2004 to Semiconductor Manufacturing International Corporation (SMIC). In conjunction with the asset sale, the Company also entered into a cross-patent license agreement. Consideration received for the cross-patent license agreement will be amortized over the five year term of the agreement. The Company transferred assets, entered into a cross-patent license agreement, paid $30 million in cash and received Series D convertible preference shares in SMIC and warrants valued at $321 million, resulting in a net gain of $6 million. During the three months ended April 3, 2004 the Company also sold a facility in South Queensferry, Scotland and excess manufacturing equipment, all of which, including the Tianjin, China facility, were classified as held for sale as of December 31, 2003. The sale of these assets resulted in a gain of $11 million which is included in Operating earnings in the Company’s condensed combined statements of operations for the three months ended April 3, 2004. For the three months ended March 29, 2003, the net gains from the disposal of assets was $8 million.

Investments

Investments consist of the following:

	December 31, 2003	April 3, 2004
Available-for-sale equity securities:
Cost basis	$1	$286
Gross unrealized gains	1	104
Gross unrealized losses	—	—

Fair value	2	390
Other securities, at cost	52	24
Equity method investments	72	78

	$126	$492

The Company recorded investment impairment charges of $5 million for the three months ended March 29, 2003 and $4 million for the three months ended April 3, 2004, respectively. These impairment charges represent other-than-temporary declines in the value of the Company’s investment portfolio and are included in the Other statement line of Other Income (Expense) in the Company’s condensed combined statements of operations.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

Gains on sales of investments and businesses consist of the following:

	Three Months Ended
	March 29, 2003	April 3, 2004
Gains on sale of available-for-sale equity securities	$—	$41

On March 11, 2004, all of the Company’s Series D convertible preference shares in SMIC were converted to 1.7 billion shares of common stock in connection with the initial public offering (IPO) of SMIC. The Company sold 297 million shares of SMIC common stock in the IPO for $100 million in net proceeds, resulting in a $41 million gain. The 1.4 billion remaining shares of SMIC common stock are subject to restrictions on transfer that are released over an eighteen-month period, ending in September 2005. Warrants held by the Company for SMIC stock expired unexercised at the date of the IPO. The Company’s investment in SMIC common stock has been classified as available-for-sale as of April 3, 2004. At April 3, 2004, shares of SMIC common stock with restrictions on sale expiring within a twelve month period aggregating $311 million, are recorded at fair value, and shares of SMIC common stock with restrictions on sale expiring in periods greater than twelve months are recorded at cost and aggregate $79 million.

Under the terms and provisions of the master separation and distribution agreement, which identifies the assets to be contributed and transferred by Motorola to the Company, the remaining investment in SMIC common shares will be retained by Motorola.

Other Assets

Other assets consist of the following:

	December 31, 2003	April 3, 2004
Goodwill	$220	$221
Intangible assets, net of accumulated amortization of $32 and $35	28	25
Long-term notes receivable	6	2
Other	23	24

	$277	$272

Business Equity Information

Comprehensive Earnings (Loss)

The net unrealized gains (losses) on securities included in Comprehensive earnings (loss) are comprised of the following:

	Three Months Ended
	March 29, 2003	April 3, 2004
Gross unrealized gains (losses) on securities	$(1)	$145
Less: Realized gains	—	41

Net unrealized gains (losses) on securities	$(1)	$104

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

(4)     Stock Compensation Costs

The Company accounts for employee options to purchase Motorola stock, restricted stock and for employee participation in the Motorola employee stock purchase plan under the intrinsic value method of expense recognition. Compensation cost, if any, is recorded based on the excess of the quoted market price at grant date over the amount an employee must pay to acquire the stock. All unvested Motorola stock options held by the Company’s employees on the date of distribution are expected to be converted into stock options to purchase common stock of the Company. The Company has evaluated the pro forma effects of using the fair-value-based method of accounting and as such, net loss, basic pro forma loss per common share and diluted loss per common share would have been as follows:

	Three Months Ended
	March 29, 2003	April 3, 2004
Net earnings (loss):
Net earnings (loss), as reported	$(184)	$106
Add: Stock-based employee compensation expense included in reported net loss	1	2
Deduct: Stock-based employee compensation expense determined under fair-value-based method for all awards	(24)	(25)

Pro forma net earnings (loss)	$(207)	$83

Pro forma basic and diluted earnings per common share:
As reported		$0.38
Pro forma		$0.30

(5)    Asset Impairment Charges

For the three months ended March 29, 2003, net asset impairment charges were $45 million, and were primarily related to the impairment of specific facilities located in Arizona and Texas. For the three months ended April 3, 2004, there was a reversal of $6 million of reserves established in prior periods to cover decommissioning costs which are no longer needed due to lower actual decommissioning costs at closed sites than previously estimated.

(6)    Goodwill and Other Intangible Assets

Amortized intangible assets, were composed of the following:

	December 31, 2003		April 3, 2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets:
Completed technology	$38	$17	$38	$19
Customer lists technology	12	8	12	9
Trade names	10	7	10	7

	$60	$32	$60	$35

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

Amortization expense on intangible assets was $2 million and $3 million for the three months ended March 29, 2003 and April 3, 2004, respectively. Amortization expense is estimated to be $10 million in 2004 and $7 million in 2005, $3 million in 2006, $3 million in 2007, $3 million in 2008 and $2 million expected thereafter.

The following table displays a roll-forward of the carrying amount of goodwill from January 1, 2004 to April 3, 2004, by business segment:

Segment	January 1, 2004	Acquired Adjustments	April 3, 2004
Transportation and Standard Products	$14	$—	$14
Networking and Computing Systems	182	—	182
Wireless and Mobile Solutions	2	—	2
Other	22	1	23

	$220	$1	$221

The change in goodwill during the three months ended April 3, 2004 resulted from changes in foreign currency exchange rates.

(7)    Commitments and Contingencies

In the ordinary course of business, the Company regularly executes contracts that contain indemnifications as it is customary business practice for most business arrangements that are reduced to a contract to contain some level of indemnity between parties. Additionally, the Company executes other contracts considered outside the ordinary course of business which contain indemnifications. Examples of these types of agreements include business divestitures, business acquisitions, settlement agreements and third-party performance guarantees. In each of these circumstances, payment by the Company is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the Company to challenge the other party’s claims. Further, the Company’s obligations under these agreements may be limited in terms of duration, typically not in excess of 24 months, and/or amounts not in excess of the contract value, and in some instances, the Company may have recourse against third parties for certain payments made by the Company.

Historically, the Company has not made significant payments for indemnification provisions contained in these agreements. At both December 31, 2003 and April 3, 2004, there was one contract executed outside the ordinary course of business containing indemnification obligations with a maximum amount payable of $5 million under the terms of these indemnification provisions. At December 31, 2003 and April 3, 2004, the Company had reserves of $5 million recorded as liabilities in the Company’s condensed combined balance sheets which have been provided to cover known estimated indemnification obligations. The Company believes that if it were to incur additional losses with respect to any unknown matters at April 3, 2004, such losses would not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

(8)    Segment Information

Summarized below are the Company’s segment net sales and operating earnings (loss) for the three months ended March 29, 2003 and April 3, 2004:

	Three Months Ended
	March 29, 2003	April 3, 2004
Net Sales:
Transportation and Standard Products	$589	$638
Networking and Computing Systems	303	389
Wireless and Mobile Solutions	247	354
Other	12	15

Segment totals	$1,151	$1,396

	Three Months Ended
	March 29, 2003	April 3, 2004
Operating Earnings (Loss):
Transportation and Standard Products	$23	$41
Networking and Computing Systems	(17)	86
Wireless and Mobile Solutions	(139)	(72)
Other	13	60

Operating earnings (loss)	(120)	115
Total other income (expense)	(40)	17

Net earnings (loss) before income taxes	$(160)	$132

Other operating earnings (loss) includes $47 million and $(8) million of reorganization of businesses charges (reversals) for the three months ended March 29, 2003 and April 3, 2004.

(9)    Reorganization of Businesses

In an effort to reduce costs and simplify its product portfolio, the Company implemented a series of plans to reduce its workforce, discontinue product lines, exit businesses and consolidate manufacturing and administrative operations. Exit costs primarily consist of facility closure costs. Employee separation costs consist primarily of ongoing termination benefits, principally severance payments. At each reporting date, the Company evaluates its accruals for exit costs and employee separation costs to ensure that the accruals are still appropriate. In certain circumstances, accruals are no longer required because of efficiencies in carrying out the plans or because employees previously identified for separation resigned from the Company unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were initiated. The Company reverses accruals to income when it is determined they are no longer required.

Three months ended March 29, 2003

For the three months ended March 29, 2003, the Company recorded net charges of $47 million, of which a $(1) million reversal was included in Cost of sales and $48 million was recorded as

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

Reorganization of businesses in the Company’s condensed combined statements of operations. The aggregate $47 million net charge is comprised of the following:

	Exit Costs	Employee Separations	Asset Writedowns	Total
Manufacturing and administrative consolidations	$—	$2	$45	$47

Manufacturing and Administrative Consolidations

The Company’s actions to consolidate manufacturing operations and to implement strategic initiatives to streamline its global organization resulted in additional charges of $47 million for the three months ended March 29, 2003. These charges consisted of $15 million for company-wide employee separation costs and $48 million for the impairment of facilities in Arizona and Texas and equipment classified as held-for-sale. These charges were offset by reversals of $13 million for previously expected employee separation accruals as well as for the reversal of $3 million of asset impairments previously established to cover assets held-for-sale which were placed back in service.

Reorganization of Businesses Accruals

The following table displays a roll-forward of the accruals established for employee separation costs from January 1, 2003 to March 29, 2003:

		2003 Additional Charges		2003 Adjustments
Employee Separation Costs	Accruals at January 1, 2003	Cost of Sales	Reorg of Business	Cost of Sales	Reorg of Business	2003 Amounts Used	Accruals at March 29, 2003
U.S. manufacturing	$17	$12	$—	$(1)	$—	$(17)	$11
Asia manufacturing	30	—	—	(12)	—	(18)	—
Europe manufacturing	12	—	—	—	—	(2)	10
General and administrative/Research and development	24	—	3	—	—	(7)	20

Total	$83	$12	$3	$(13)	$—	$(44)	$41

Related headcount	1,800	400	100	(100)	—	(1,400)	800

At January 1, 2003, the Company had an accrual of $83 million for employee separation costs, representing the severance costs for approximately 1,800 employees of which 1,400 were manufacturing employees and 400 were non-manufacturing employees.

During the three months ended March 29, 2003, 1,400 employees were separated from the Company. The $44 million used in 2003 reflects cash payments to these separated employees. The 2003 adjustments of $13 million represent employee separation costs for 100 employees previously identified for separation who resigned from the Company unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were approved. The remaining accrual of $41 million, which is included in accrued liabilities, was paid to 800 separated employees throughout the remainder of 2003.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

Three months ended April 3, 2004

For the three months ended April 3, 2004, the Company recorded net reversals of $(8) million, of which $(1) million were included in Cost of sales and $(7) million were recorded under Reorganization of businesses in the Company’s condensed combined statements of operations. The aggregate $(8) million net reversal is comprised of the following:

	Exit Costs	Employee Separations (Reversals)	Asset Writedowns (Decommissioning reversals)	Total
Manufacturing and administrative consolidations	$—	$(2)	$(6)	$(8)

Manufacturing and Administrative Consolidations

There were no additional charges for the three months ended April 3, 2004. Accruals established previous to 2004 were reversed ($8 million) for reserves to cover decommissioning costs which are no longer needed due to the sale of the related facility and employee separation costs for approximately 50 employees previously identified for separation who resigned from the Company unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were approved.

Reorganization of Businesses Accruals

In 2003, the Company completed all exit cost activities and expended all of the amounts previously accrued. No additional accruals were taken in the three months ended April 3, 2004.

The following table displays a roll-forward of the accruals established for employee separation costs from January 1, 2004 to April 3, 2004:

		2004 Additional Charges		2004 Adjustments		2004 Amounts Used	Accruals at April 3, 2004
Employee Separation Costs	Accruals at January 1, 2004	Cost of Sales	Reorg of Business	Cost of Sales	Reorg of Business
U.S. manufacturing	$4	$—	$—	$—	$—	$(3)	$1
Asia manufacturing	2	—	—	—	—	(1)	1
Europe manufacturing	4	—	—	—	—	(3)	1
General and administrative/Research and development	22	—	—	—	(2)	(16)	4

Total	$32	$—	$—	$—	$(2)	$(23)	$7

Related headcount	200	—	—	—	(50)	(100)	50

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

At January 1, 2004, the Company had an accrual of $32 million for employee separation costs, representing the severance costs for approximately 200 employees of which 90 were manufacturing employees and 110 were non-manufacturing employees.

During the three months ended April 3, 2004, 100 employees were separated from the Company. The $23 million used in 2004 reflects cash payments to these separated employees. The 2004 adjustments of $2 million represent employee separation costs for 50 employees previously identified for separation who resigned from the Company unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were approved. The remaining accrual of $7 million, which is included in Accrued Liabilities in the Company’s condensed combined balance sheet, is expected to be paid to 50 separated employees throughout the remainder of 2004.

(10)    Subsequent Event

Contribution of Net Assets to the Company

During May 2004, the Company completed the contribution from Motorola. The Company and Motorola entered into various agreements detailing the provisions of the contribution and the separation of the Company from Motorola, and related tax, purchase and supply, transition services, and employee matters. The agreements include the following, among others:

Master Separation and Distribution Agreement

The master separation and distribution agreement describes generally the assets that were contributed and transferred to the Company by Motorola and the liabilities assumed. The contributed assets generally include all of the assets of the semiconductor products sector of Motorola, as well as other specifically identified assets. The liabilities assumed generally include all debts, liabilities, commitments and obligations of any nature to the extent arising out of or relating to the semiconductor products sector of Motorola prior to, on or after the contribution date as well as certain other specifically identified liabilities. The Company has agreed to indemnify Motorola for substantially all past, present and future liabilities associated with the semiconductor business.

In accordance with the contribution agreements, certain assets included in the historical combined financial statements were not contributed and certain liabilities included in the historical combined financial statements were not assumed. The most significant of the excluded net assets were the investments in the stock of SMIC and Phenitec which approximated $464 million in the aggregate at April 3, 2004.

The master separation and distribution agreement also governs the rights and obligations of both Motorola and the Company regarding the Company’s anticipated initial public offering and the proposed distribution by Motorola to its common stockholders of the shares of the Company’s common stock held by Motorola.

Additionally, the master separation and distribution agreement contains covenants, which limit the Company’s ability to undertake certain actions without the prior consent of Motorola for as long as Motorola beneficially owns at least 50% of the total voting power of the outstanding capital stock of the Company.

Tax Sharing Agreement

In general, under the tax sharing agreement, for periods prior to the offering, Motorola will assume U.S. federal income tax liabilities of the Motorola affiliated group, and Motorola will assume state and non-U.S. income tax liabilities associated with returns that include only Motorola and its

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

subsidiaries. The Company will remain responsible for any U.S. federal, state and foreign income tax liabilities for returns filed that include only the Company and its subsidiaries.

The tax sharing agreement contains provisions regarding tax benefits. Under those provisions, in general, the Company is required to pay Motorola for any tax benefit that the Company would receive (based on certain assumptions) as a result of an adjustment to a tax for which Motorola is responsible under the tax sharing agreement or as a result of an adjustment to any of Motorola’s tax attributes. Motorola is required to pay the Company for any tax benefit that Motorola would receive (based on certain assumptions) as a result of an adjustment to a tax for which the Company is responsible under the tax sharing agreement or as a result of an adjustment to any of the Company’s tax attributes. In either case, the company required to make a payment for such tax benefit may be required to do so prior to the time that, and regardless of whether, such tax benefit is actually realized in cash.

The provisions of the tax sharing agreement require the Company to indemnify Motorola against all tax-related liabilities incurred by Motorola relating to the contribution or the distribution to the extent caused by an acquisition of the Company’s assets or stock, or other actions by the Company. These liabilities include the substantial tax-related liability that would result if the contribution and the currently planned distribution of the common stock of the Company held by Motorola to the Motorola shareholders failed to qualify as a tax-free transaction. This indemnification does not have a specified term and the Company’s liability under this indemnification could be material in the event that the contribution and distribution failed to qualify as a tax-free transaction.

Purchase and Supply Agreement

The Company and Motorola have entered into a purchase and supply agreement, which governs transactions pursuant to which Motorola, on behalf of its cellular subscriber business, will purchase goods and services from the Company. Specifically, the purchase and supply agreement addresses:

•	Motorola’s purchase commitments covering substantially all of its cellular baseband semiconductor requirements (other than certain cellular baseband products the Company does not design) for cellular handsets designed by Motorola and manufactured by or for Motorola through 2006;

•	Motorola’s agreement to continue to encourage its original design manufacturers to purchase cellular baseband products and other semiconductors from the Company in connection with their production of cellular handsets for Motorola; and

•	order, payment and other terms.

Transition Services Agreement

The transition services agreement governs the provision by Motorola to the Company of support services, on an interim and transitional basis, including accounting, tax, cash management, human resources, information technology, and other general and administrative functions. The parties anticipate such services will be provided for an eighteen month period beginning April 4, 2004.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

Employee Matters Agreement

The parties have entered into an employee matters agreement which allocates responsibility and liability for certain employee-related matters and provides that for a one-year period following the contribution, while they are employed by the Company, such employees’ terms and conditions of employment (other than U.S. pension and retiree medical) shall be at least substantially comparable in the aggregate to their terms and conditions of employment in effect immediately prior to the contribution date. This agreement details actions regarding employee benefit arrangements and employee stock and incentive compensation arrangements.

In accordance with the employee matters agreement certain post-retirement healthcare benefit obligations approximating $214 million will be assumed by the Company. Additionally, approximately $73 million in cash or other assets acceptable to Motorola and the Company as permitted by law without adverse tax consequences will be contributed to the Company by Motorola.

We are Freescale Semiconductor.

Our brand vision:

To deliver enabling technology with the confidence of a global leader, the speed of a start-up and unwavering dedication to customer relationships.

With every action, to enable the success of our customers, accelerating possibilities together.

Launched by Motorola

freescale

semiconductor

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including             , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

121,621,622 Shares

Freescale Semiconductor, Inc.

Class A Common Stock

Global Coordinator

Goldman, Sachs & Co.

Joint Book-Running Managers

Goldman, Sachs & Co.

Citigroup

JPMorgan

Representatives of the Underwriters

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of common stock being registered, all of which will be paid by the Registrant:

Amount
SEC registration fee	$345,557
NASD filing fee	20,500
NYSE listing fee	250,000
Printing expenses	1,200,000
Legal fees and expenses	2,300,000
Accounting fees and expenses	1,800,000
Blue sky fees and expenses	30,000
Miscellaneous	353,943

Total	$6,300,000

Item 14.    Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware provides as follows:

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, the Registrant has included in its certificate of incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Registrant’s certificate of incorporation and bylaws provide that the Registrant is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and the Registrant is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

The master separation and distribution agreement by and among the Company and Motorola provides for indemnification by the Company of Motorola and its directors, officers and employees for certain liabilities, including liabilities under the Securities Act of 1933.

The Registrant maintains directors and officers liability insurance for the benefit of its directors and officers.

Item 15.    Recent Sales of Unregistered Securities

Registrant has not sold any securities, registered or otherwise, within the past three years, except for the shares issued upon formation to Registrant’s sole stockholder, Motorola.

Item 16.    Exhibits and Financial Statement Schedules

(a)  Exhibits

Exhibit Number	Exhibit Title
1.1	Form of Underwriting Agreement.**
2.1	Form of Master Separation and Distribution Agreement.**
3.1	Form of Freescale Semiconductor’s Amended and Restated Certificate of Incorporation.**
3.2	Form of Freescale Semiconductor’s Amended and Restated Bylaws.**
4.1	Form of Specimen Certificate for Freescale Semiconductor’s Class A Common Stock.**
4.2	Form of Specimen Certificate for Freescale Semiconductor’s Class B Common Stock.**
4.3	Form of Preferred Share Purchase Rights Agreement between Freescale Semiconductor and Mellon Investor Services LLC, as Rights Agent.**
5.1	Opinion of Wachtell, Lipton, Rosen & Katz.**
10.1	Change in Control Severance Plan.**
10.2	2004 Omnibus Incentive Plan.**
10.3	Special Incentive Plan.**
10.4	2004 Employee Stock Purchase Plan.**
10.5	Amended and Restated Retention Agreement, dated March 29, 2004, between Motorola and Christopher P. Belden.**
10.6	Employment Letter Agreement between Motorola and Dr. Claudine Simson.**
10.7	Employment Letter Agreement between Motorola and Carleton Pearl.**
10.8	Form of Supplemental Retirement Plan Tax Gross-Up Letter Agreement.**
10.9	Form of Registration Rights Agreement.**
10.10	Form of Tax Sharing Agreement.**
10.11	Form of Employee Matters Agreement (as amended and restated).**
10.12	Form of Intellectual Property Assignment Agreement.**
10.13	Form of Intellectual Property License Agreement.**
10.14	Form of Transition Services Agreement.**
10.15	Form of Purchase and Supply Agreement.**
10.16	Employment Agreement between Freescale Semiconductor and Michel Mayer.**
10.17	Contract of Employment between Freescale Semiconductor UK Limited and Michel Mayer.**
10.18	Form of Amendment No. 1 to Tax Sharing Agreement.**
21.1	Subsidiaries of Freescale Semiconductor.**
23.1	Consent of KPMG LLP.
23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).**
24.1	Power of Attorney.**
99.1	Consent of H. Raymond Bingham to be Named as a Prospective Director.**
99.2	Consent of Stephen Kaufman to be Named as a Prospective Director.**
99.3	Consent of Kevin Kennedy to be Named as a Prospective Director.**
99.4	Consent of Michel Mayer to be Named as a Prospective Director.**
99.5	Consent of B. Kenneth West to be Named as a Prospective Director.**

**	Previously filed.

(b)  Financial Statement Schedules

The following financial statement schedules are filed herewith:

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

The undersigned Registrant hereby undertakes:

(1)  That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)  That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(4)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, Freescale Semiconductor, Inc. has duly caused this Post-Effective Amendment to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on July 15, 2004.

Freescale Semiconductor, Inc.

By:	/s/ Michel Mayer
Michel Mayer
Chairman and Chief Executive Officer

Signature	Title	Date

* David W. Devonshire	Director	July 15, 2004

* A. Peter Lawson	Director	July 15, 2004

/s/ Donald F. McLellan Donald F. McLellan	Director and Corporate Vice President	July 15, 2004

* Leif G. Soderberg	Director	July 15, 2004

/s/ Michel Mayer Michel Mayer	Chairman and Chief Executive Officer	July 15, 2004

* Scott A. Anderson	President	July 15, 2004

* Alan Campbell	Principal Financial Officer and Principal Accounting Officer	July 15, 2004

*By	/s/ Donald F. McLellan
Donald F. McLellan
ATTORNEY-IN-FACT

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.1	Form of Underwriting Agreement.**
2.1	Form of Master Separation and Distribution Agreement.**
3.1	Form of Freescale Semiconductor’s Amended and Restated Certificate of Incorporation.**
3.2	Form of Freescale Semiconductor’s Amended and Restated Bylaws.**
4.1	Form of Specimen Certificate for Freescale Semiconductor’s Class A Common Stock.**
4.2	Form of Specimen Certificate for Freescale Semiconductor’s Class B Common Stock.**
4.3	Form of Preferred Share Purchase Rights Agreement between Freescale Semiconductor and Mellon Investor Services, LLC, as Rights Agent.**
5.1	Opinion of Wachtell, Lipton, Rosen & Katz.**
10.1	Change in Control Severance Plan.**
10.2	2004 Omnibus Incentive Plan.**
10.3	Special Incentive Plan.**
10.4	2004 Employee Stock Purchase Plan.**
10.5	Amended and Restated Retention Agreement, dated March 29, 2004, between Motorola and Christopher P. Belden.**
10.6	Employment Letter Agreement between Motorola and Dr. Claudine Simson.**
10.7	Employment Letter Agreement between Motorola and Carleton Pearl.**
10.8	Form of Supplemental Retirement Plan Tax Gross-Up Letter Agreement.**
10.9	Form of Registration Rights Agreement.**
10.10	Form of Tax Sharing Agreement.**
10.11	Form of Employee Matters Agreement (as amended and restated).**
10.12	Form of Intellectual Property Assignment Agreement.**
10.13	Form of Intellectual Property License Agreement.**
10.14	Form of Transition Services Agreement.**
10.15	Form of Purchase and Supply Agreement.**
10.16	Employment Agreement between Freescale Semiconductor and Michel Mayer.**
10.17	Contract of Employment between Freescale Semiconductor UK Limited and Michel Mayer.**
10.18	Form of Amendment No. 1 to Tax Sharing Agreement.**
21.1	Subsidiaries of Freescale Semiconductor.**
23.1	Consent of KPMG LLP.
23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).**
24.1	Power of Attorney.**
99.1	Consent of H. Raymond Bingham to be Named as a Prospective Director.**
99.2	Consent of Stephen Kaufman to be Named as a Prospective Director.**
99.3	Consent of Kevin Kennedy to be Named as a Prospective Director.**
99.4	Consent of Michel Mayer to be Named as a Prospective Director.**
99.5	Consent of B. Kenneth West to be Named as a Prospective Director.**

**	Previously filed.

E-1